Filed Pursuant to Rule 424(b)(1)
Registration No. 333-225677

PROSPECTUS

Navios Maritime Containers L.P.

855,050 Common Units

Representing Limited Partner Interests

This prospectus is being furnished to unit holders of Navios Maritime Partners L.P. (“Navios Partners”) in connection with the planned pro rata distribution, which we refer to as the Distribution, by Navios Partners to its unit holders of 6.9% of the common units of Navios Maritime Containers L.P. (“Navios Containers”) held by Navios Partners immediately prior to the Distribution described below. Following the completion of the Distribution, Navios Partners will hold approximately 33.5% of our outstanding common units.

To effect the Distribution, Navios Partners will make a pro rata distribution of approximately 2.5% of our issued and outstanding common units held by Navios Partners to holders of Navios Partners units as of the close of business, New York City time, on November 23, 2018, the record date for the Distribution. Navios Partners will distribute 0.0050 of our common units for every Navios Partners unit held by such holder. The closing date for the Distribution will be on or about December 3, 2018, which is expected to be approximately one week prior to the commencement of trading of our common units on the Nasdaq Global Select Market. The Distribution will be made in book-entry form. Fractional common units will not be distributed in the Distribution. Instead, fractional interests will be reduced down to the nearest whole number and Navios Partners unit holders will receive a cash payment for the fractional interest.

Navios Partners’ unit holders receiving our common units in the Distribution are not required to vote on or take any other action in connection with the Distribution. We are not asking Navios Partners’ unit holders receiving our common units in the Distribution for a proxy, and we request that these Navios Partners unit holders do not send us a proxy. Navios Partners’ unit holders receiving our common units in the Distribution will not be required to pay any consideration, cash or otherwise, for these common units, and Navios Partners’ unit holders will not be required to surrender or exchange their Navios Partners units or take any other action in connection with the Distribution.

Prior to the Distribution, we converted from a corporation, Navios Maritime Containers Inc. (i.e., Navios Maritime Containers L.P. prior to its conversion to a limited partnership), to a limited partnership, Navios Containers, at a conversion ratio of one common share of Navios Maritime Containers Inc. for each common unit of Navios Containers.

Our common units have been approved for listing on the Nasdaq Global Select Market under the symbol “NMCI.”

The common shares of Navios Maritime Containers Inc. were traded on the Norwegian OTC List, an over-the-counter market that is administered and operated by a subsidiary of the Norwegian Securities Dealers Association, under the symbol “NMCI.” On October 23, 2018, the last trading price of the common shares of Navios Maritime Containers Inc. on the Norwegian OTC List, was 41.15 Norwegian kroner (“NOK”) per share, which was equivalent to approximately $4.96 per share based on the Bloomberg Generic Composite Rate of NOK 8.2918 per $1.00 in effect on that date. Trading of the common shares of Navios Maritime Containers Inc. on the Norwegian OTC List was halted on November 26, 2018.

We are a Marshall Islands limited partnership. Although we are organized as a partnership, we will file an election to be treated as a corporation solely for U.S. federal income tax purposes.

The Distribution will be effective on or about December 3, 2018.

We are an “emerging growth company” as defined under the federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for future filings. See “Summary—Implication of Being an Emerging Growth Company.”

Investing in our common units involves risks. See “Risk Factors” beginning on page 30 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

November 30, 2018

You should rely only on the information contained in this prospectus and any free writing prospectus we prepare or authorize. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

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QUESTIONS AND ANSWERS ABOUT NAVIOS CONTAINERS AND THE DISTRIBUTION

The following questions and answers briefly address some commonly asked questions about Navios Containers and the Distribution. They may not include all the information that is important to you. We encourage you to read carefully this entire prospectus and the other documents to which we have referred you. We have included references in certain parts of this section to direct you to a more detailed discussion of each topic presented in this section.

Q: Who is Navios Containers?

A: We are an international owner and operator of containerships. We were formed as Navios Maritime Containers Inc., a Marshall Islands corporation, by Navios Maritime Holdings Inc. (“Navios Holdings”), in April 2017 and converted into Navios Maritime Containers L.P., a Marshall Islands limited partnership, pursuant to which all of the outstanding common shares of Navios Maritime Containers Inc. converted into common units of Navios Containers representing limited partner interests in Navios Containers. At the conversion ratio of one common share of Navios Maritime Containers Inc. to one common unit of Navios Containers, an aggregate of 34,603,100 common units of Navios Containers were outstanding after the conversion. On November 26, 2018, trading of the common shares of Navios Maritime Containers Inc. on the Norwegian OTC List was halted and, effective on the conversion, ceased to be outstanding.

Q: What is the Distribution?

A: The Distribution is the method by which Navios Partners will distribute a portion of its holdings in us, which will increase our unit holder base. In the Distribution, Navios Partners will distribute to unit holders of Navios Partners on the record date approximately 2.5% of our issued and outstanding common units. Following the Distribution, Navios Partners will retain an approximately 33.5% ownership interest in us and Navios Holdings will own approximately 3.7% of us.

Q: What are the reasons for the Distribution?

A: Navios Containers and Navios Partners are effecting the Distribution to increase the Navios Containers unit holder base in connection with listing on the Nasdaq Global Select Market.

Q: Will the number of Navios Partners units that Navios Partners unit holders own change as a result of the Distribution?

A: No, the number of Navios Partners units that Navios Partners unit holders own will not change as a result of the Distribution.

Q: What will Navios Partners unit holders receive in the Distribution?

A: Each holder of Navios Partners units will receive from Navios Partners a special dividend of 0.0050 of our common units for every Navios Partners unit they hold on the record date (as defined below). The distribution agent will distribute only whole common units in the Distribution. See “—Q: How will fractional common units be treated in the Distribution?” for more information on the treatment of the fractional common units Navios Partners unit holders may be entitled to receive in the Distribution. Navios Partners unit holders’ proportionate interest in Navios Partners will not change as a result of the Distribution. For a more detailed description, see “The Distribution.”

Q: What is being distributed to holders of Navios Partners units in the Distribution?

A: Navios Partners will distribute 855,050 of our common units in the Distribution, based on the 171,009,967 total Navios Partners units issued and outstanding as of November 7, 2018. The actual number of our common units that Navios Partners will distribute will depend on the number of Navios Partners units issued and outstanding on the record date. Our common units that Navios Partners distributes will constitute approximately 2.5% of our issued and outstanding common units immediately prior to the Distribution and, after giving effect to the Distribution, Navios Partners will own approximately 33.5% of our common units. For more information on the common units being distributed in the Distribution, see “Description of the Common Units.”

Q: What is the record date for the Distribution?

A: Navios Partners has set the close of business, New York City time, on November 23, 2018 (the “record date”) as the record ownership date for the Distribution.

Q: When will the Distribution occur?

A: The closing of the Distribution will be on or about December 3, 2018, which is expected to be approximately one week prior to the commencement of trading of our common units on the Nasdaq Global Select Market (the “closing date”). On or shortly after the closing date, whole Navios Containers common units will be credited in book-entry accounts for Navios Partners unit holders entitled to receive Navios Containers common units in the Distribution. See “—Q: How will Navios Partners distribute our common units?” for more information on how Navios Partners unit holders can access their book-entry accounts or their bank, brokerage or other accounts holding the common units they will receive in the Distribution.

Q: What do Navios Partners unit holders have to do to participate in the Distribution?

A: Current Navios Partners unit holders are not required to take any action, but we urge them to read this prospectus carefully. Holders of Navios Partners units on the record date will not need to pay any cash or deliver any other consideration, including any Navios Partners units, in order to receive our common units in the Distribution. No Navios Partners unit holder approval of the Distribution is required. We are not asking Navios Partners unit holders for a vote, and we request that they do not send us a proxy card.

Q: If Navios Partners unit holders sell their Navios Partners units on or before the closing date, will they still be entitled to receive our common units in the Distribution?

A: If Navios Partners unit holders hold Navios Partners units on the record date and decide to sell them on or before the closing date, they may choose to sell their Navios Partners units with or without their entitlement to our common units. Navios Partners unit holders should discuss these alternatives with their bank, broker or other nominee.

Q: How will Navios Partners distribute our common units?

A: Registered unit holders: If the current Navios Partners unit holder is a registered unit holder (meaning it holds its Navios Partners units directly through Navios Partners’ transfer agent), the distribution agent will credit the whole amount of our common units that Navios Partners unit holder receives in the Distribution to a new book-entry account with our transfer agent on or shortly after the closing date. The distribution agent will mail the Navios Partners unit holder a book-entry account statement that reflects the number of whole Navios Containers common units it owns. Each Navios Partners unit holder will be able to access information regarding its book-entry account holding our common units at its account with Computershare Trust Company, N.A.

“Street name” or beneficial unit holders: If the current Navios Partners unit holder holds its Navios Partners’ units beneficially through a bank, broker or other nominee, its bank, broker or other nominee will credit its account with the whole amount of our common units that Navios Partners unit holder receives in the Distribution on or shortly after the closing date. Each Navios Partners unit holder should contact their bank, broker or other nominee for further information about their account.

We will not issue any physical certificates to any Navios Partners unit holders, even if requested. See “The Distribution—When and How You Will Receive Our Common Units in the Distribution” for a more detailed explanation.

Q: How will fractional common units be treated in the Distribution?

A: No fractional common units will be distributed to holders of Navios Partners units in connection with the Distribution. Instead, fractional interests will be reduced down to the nearest whole number and Navios Partners unit holders will receive a cash payment for the fractional interest. Holders of Navios Partners units that hold Navios Partners’ units through a bank, broker, or nominee shall receive cash in lieu of fractional common units, if any, determined in accordance with the policies of such bank, broker, or nominee. If a Navios Partners unit holder holds fewer than 200 Navios Partners units as of the record date, it will not receive any of our common units; however, it will receive a cash distribution from our distribution agent representing the value of fractional common units to which it is entitled. See “The Distribution—Manner of Effecting the Distribution” for a more detailed explanation.

Q: What are the U.S. federal income tax consequences to me of the Distribution?

A: We expect the distribution of our common units in the Distribution will be treated as a distribution for U.S. federal income tax purposes that is not expected to qualify for tax-free treatment under Section 355 of the Internal Revenue Code of 1986, as amended (the “Code”). Accordingly, we expect the distribution of our common units by Navios Partners in the Distribution to constitute a dividend for U.S. federal income tax purposes to the extent of the current or accumulated earnings and profits of Navios Partners, determined under U.S. federal income tax principles. Distributions in excess of such current and accumulated earnings and profits will be treated first as a non-taxable return of capital to the extent of the U.S. unit holder’s tax basis in its common units of Navios Partners, on a dollar-for-dollar basis, and thereafter as capital gain, which will be either long-term or short-term capital gain depending upon whether the U.S. unit holder held the common units of Navios Partners for more than one year at the time of the Distribution. A U.S. unit holder’s basis in our common units received in the Distribution will be equal to the fair market value of such common units and the U.S. unit holder’s holding period in our common units will begin on the day following the Distribution.

To the extent that the distribution of our common units in the Distribution is taxable as a dividend, a U.S. unit holder will generally be subject to tax on such dividend at ordinary income rates, unless the dividend is treated as qualified dividend income. Qualified dividend income is taxable to a non-corporate U.S. unit holder at preferential long-term capital gain tax rates.

Our common units that are received by a non-U.S. unit holder from Navios Partners in the Distribution will not be subject to U.S. federal income tax or withholding tax if the non-U.S. unit holder is not engaged in a U.S. trade or business. If the non-U.S. unit holder is engaged in a U.S. trade or business, the Distribution will be subject to U.S. federal income tax to the extent that it constitutes income effectively connected with the non-U.S. unit holder’s U.S. trade or business (and a corporate non-U.S. unit holder may also be subject to U.S. federal branch profits tax).

See “Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of the Distribution” for more information regarding the potential tax consequences to Navios Partners unit holders of the Distribution.

Q: Does Navios Containers intend to make cash distributions?

A: Please see “Our Distribution Policy” for more information.

Q: How will our common units trade?

A: Our common units have been approved for listing on the Nasdaq Global Select Market under the symbol “NMCI.” We cannot predict the trading prices for our common units or whether an active trading market for the units will develop and the trading price of our common units may fluctuate significantly following the Distribution. See “Risk Factors—Risks Inherent in an Investment in Us.”

Q: Will the Distribution affect the trading price of Navios Partners common units?

A: Neither we nor Navios Partners can assure Navios Partners unit holders as to the trading price of Navios Partners common units after the Distribution, or as to whether the combined trading prices of our common units and the Navios Partners common units after the Distribution will be less than, equal to or greater than the trading prices of Navios Partners common units prior to the Distribution.

Q: What will happen to the listing of Navios Partners common units?

A: Navios Partners common units will continue to be traded on the New York Stock Exchange (the “NYSE”) under the symbol “NMM.”

Q: Do Navios Partners unit holders have appraisal rights in connection with the Distribution?

A: No. Holders of Navios Partners units are not entitled to appraisal rights in connection with the Distribution.

Q: Who is the transfer agent and registrar for our common units?

A: Computershare Trust Company, N.A. is the transfer agent and registrar for our common units.

Q: Are there risks associated with owning our common units?

A: Yes. Our business faces both general and specific risks and uncertainties. In addition to these risks and uncertainties, following the completion of the Distribution, we will also face risks associated with being a U.S. publicly-traded company. Accordingly, you should read carefully the information set forth in “Risk Factors.”

Q: Are there any conditions to completing the Distribution?

A: Yes. The Distribution is conditional upon a number of matters, including the authorization and approval of the board of directors of Navios Partners and the declaration of effectiveness of the registration statement, of which this prospectus is a part, by the Securities and Exchange Commission (the “SEC”). See “Summary of the Distribution—Conditions to the Distribution” for a more detailed description of the conditions to completing the Distribution.

Q: Can Navios Partners decide to cancel the Distribution or modify its terms even if all conditions to the Distribution have been met?

A: Yes. Navios Partners has the right to terminate the Distribution at any time prior to the closing date (even if all conditions to completing the Distribution are satisfied). Also, Navios Partners may modify or change the terms of the Distribution, including by accelerating or delaying the timing of the consummation of all or part of the Distribution.

Q: What does Navios Partners and Navios Holdings intend to do with any common units they retain?

A: Following the Distribution, Navios Partners will own approximately 33.5% of our common units and Navios Holdings will own approximately 3.7% of our common units. Navios Partners and Navios Holdings funded these investments in Navios Containers to take advantage of the emerging opportunities in the container shipping sector through an appropriately focused and funded entity. Navios Partners and Navios Holdings have no current intention to dispose of their interests in Navios Containers, but will evaluate their positions from time to time.

Q: Where can Navios Partners unit holders get more information?

A: Navios Partners unit holders having any questions relating to the Distribution should contact:

Navios Maritime Partners L.P.

+1 (212) 906-8645

Investors@navios-mlp.com

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the historical consolidated financial statements and the notes to those financial statements contained in this prospectus. You should read “Risk Factors” for more information about important risks relating to an investment in our common units. Unless otherwise indicated, all references to “dollars” and “$” in this prospectus are to, and amounts are presented in, U.S. dollars. Unless otherwise indicated, all data regarding our fleet and the terms of our charters is as of October 31, 2018. We use the term “twenty foot equivalent unit” (“TEU”), the international standard measure of containers, in describing the capacity of our containerships. For the definition of certain shipping terms used in this prospectus, see the “Glossary of Terms” included in this prospectus as Appendix A.

We were incorporated under the laws of the Republic of the Marshall Islands as a private company named Navios Maritime Containers Inc. and we converted into a limited partnership organized under the laws of the Republic of the Marshall Islands named Navios Maritime Containers L.P., which we refer to as “Navios Containers,” in connection with our listing on the Nasdaq Global Select Market. References in this prospectus to “we,” “our,” “us” or similar terms refer to Navios Containers and any one or more of its subsidiaries, or to all of such entities, depending on the context. Unless otherwise indicated or the context otherwise requires, all information in this prospectus reflects the conversion of Navios Maritime Containers Inc. into Navios Containers at a conversion ratio of one common share of Navios Maritime Containers Inc. for each common unit of Navios Containers. In connection with the conversion, Navios Maritime Containers GP LLC, a Marshall Islands limited liability company and wholly-owned subsidiary of Navios Holdings (as defined below), has been admitted as our general partner and holds a non-economic interest that does not provide the holder with any rights to profits or losses of, or distributions by, the partnership.

Unless the context otherwise requires, references in this prospectus to:

•	“Navios Holdings” refer, depending on the context, to Navios Maritime Holdings Inc. or any one or more of its subsidiaries;

•

“general partner” refer to Navios Maritime Containers GP LLC, and because the general partner is a wholly-owned subsidiary of Navios Holdings, we may also refer to Navios Holdings as the “general partner” in this prospectus depending on the context;

•

“Manager” refer to a wholly-owned subsidiary of Navios Holdings, which manages the commercial and technical operation of our fleet pursuant to a management agreement dated June 7, 2017, as amended on November 23, 2017, April 23, 2018 and June 1, 2018, which we refer to as the “Management Agreement,” and also provides administrative services to us pursuant to an administrative services agreement dated June 7, 2017, which we refer to as the “Administrative Services Agreement”;

•	“Navios Partners” refer to Navios Maritime Partners L.P.; and

•

“Navios Group” refer, depending on the context, to Navios Holdings, Navios Maritime Acquisition Corporation, which we refer to as “Navios Acquisition,” Navios Partners, Navios Maritime Midstream Partners L.P., which we refer to as “Navios Midstream,” us and any one or more of our and their subsidiaries.

Overview

We are a growth-oriented international owner and operator of containerships. We were formed in April 2017 by Navios Holdings, which owns, operates or manages one of the largest shipping fleets by capacity, to take advantage of acquisition and chartering opportunities in the container shipping sector. We generate our revenues by chartering our vessels to leading liner companies pursuant to fixed-rate time charters. Under the terms of our charters, we provide crewing and technical management, while the charterer is generally responsible for securing cargoes, fuel costs and voyage expenses. After giving effect to the acquisition of the two containerships of which we expect to take delivery in the fourth quarter of 2018 and the two optional vessels of which we expect to take delivery in the first and second quarter of 2019, assuming the options relating to those two vessels are exercised, we have grown our fleet to 30 vessels, with an aggregate carrying capacity of 152,821 TEU and an average fleet age of 10.2 years.

The Navios Group began focusing on a strategy to expand its platform in the container sector in 2013, and in 2017 established its core asset base at a time when it believed values were at attractive levels. We believe this is a favorable time to continue to expand in the containership sector by acquiring quality second-hand vessels for which we see attractive employment opportunities. Containership prices remain at levels that are significantly below their 15-year historical averages and the time charter market for containerships started to show signs of improvement in 2017 and has continued to do so in the first half of 2018.

We expect to be able to continue to acquire containerships at attractive prices and capitalize on our low-cost operating structure, which we believe will allow us to maximize the return on investment for our unit holders as a result of expected increased positive cash flow from operations and expected appreciation in the value of our vessels as the market continues to recover.

We also intend to leverage the scale, experience, reputation and relationships of Navios Holdings with maritime industry participants and global financial institutions to continue to expand our fleet through selective acquisitions of vessels and to enable us to sustain a lower than industry average cost structure.

We were initially formed as a corporation under the laws of the Republic of the Marshall Islands on April 28, 2017. In connection with our formation, we registered on the Norwegian OTC List and completed four private placements of an aggregate of 34,603,100 common shares for total proceeds of approximately $180.3 million, as described in the notes to the historical consolidated financial statements included in this prospectus. In connection with the Distribution, we converted into a limited partnership under the laws of the Republic of the Marshall Islands at a ratio of one common share of Navios Maritime Containers Inc. for each common unit of Navios Containers.

Our Relationship with the Navios Group

One of our key strengths is our relationship with the Navios Group, which includes four publicly traded seaborne shipping companies which together operate 207 vessels as of November 2018, making it one of the largest global shipping groups. In a highly fragmented industry, we believe this relationship provides us with several advantages.

First, we are able to benefit from significant economies of scale not typically available to smaller owners resulting in efficient spreading of overhead and other costs, which in turn results in lower operating expenditures compared to the industry average. In particular, we derive cost efficiencies from Navios Holdings, a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of dry bulk commodities including iron ore, coal and grain. In addition, the key members of Navios Holdings’ management team have an average of over 20 years of experience in the shipping industry through which Navios Holdings provides entities within the Navios Group, and us, cost-efficient technical and commercial management, as well as administrative services.

Second, our relationship with Navios Holdings provides us access to competitive expansion opportunities, including the right of first refusal to purchase containerships from members of the Navios Group pursuant to the Omnibus Agreement that we entered into on June 7, 2017 with Navios Acquisition, Navios Holdings, Navios Partners, Navios Midstream and Navios Partners Containers Finance Inc. (the “Omnibus Agreement”). See, “Certain Relationships and Related Party Transactions—Agreements with the Navios Group—Omnibus Agreement.”

Finally, Navios Holdings’ active and extensive involvement in the international shipping markets provides us with access to reliable, in-depth and up-to-date market information. In particular, we believe that our relationship with Navios Holdings will enhance our ability to enter into new charters, as well as expand our customer relationships and access to financing. Our relationship with Navios Holdings also provides us with opportunities to expand our fleet through third-party acquisitions at attractive prices, as demonstrated by our track record.

Pursuant to the Management Agreement, the Manager, a wholly owned subsidiary of Navios Holdings, provides commercial and technical management services to our vessels covering all of our vessels’ operating expenses other than certain extraordinary costs. Drydocking and special survey costs are paid to the Manager at cost. Pursuant to the Administrative Services Agreement, the Manager also provides us with administrative services, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. Management fees for the nine months ended September 30, 2018 and for the period from April 28, 2017 (date of inception) to September 30, 2017 amounted $38.6 million and $7.3 million, respectively. Management fees for the period from April 28, 2017 (date of inception) to December 31, 2017 amounted $16.5 million. General and administrative fees (inclusive of expense reimbursement) were $4.8 million and $0.8 million, for the nine months ended September 30, 2018 and for the period from April 28, 2017 (date of inception) to September 30, 2017, respectively, and $1.9 million for the period from April 28, 2017 (date of inception) to December 31, 2017.

Description of Fleet

As of October 31, 2018, after giving effect to the acquisition of the two containerships of which we expect to take delivery in the fourth quarter of 2018 and the two optional vessels of which we expect to take delivery in the first and second quarter of 2019, assuming the options relating to those two vessels are exercised, we had a fleet of 30 containerships aggregating 152,821 TEUs and an average age of 10.2 years, which is below the current industry average of about 12.0 years, according to industry data. Our fleet includes three 3,450 TEU containerships, 22 containerships between 4,250 TEU and 4,730 TEU and five containerships between 8,200 TEU and 10,000 TEU. We will have charters covering 88.5% and 36.6% of available days for the remainder of 2018 and for 2019, respectively.

The following table provides summary information about our fleet as of October 31, 2018:

Owned Vessels	TEU	Built	Charter Expiration Date(1)	Charter-Out Rate(2)
Navios Summer(3)	3,450	2006	September 2019	$10,780
Navios Verano(3)	3,450	2006	May 2019	$12,127
Navios Spring(3)	3,450	2007	November 2018	$ 8,444
Navios Vermilion(3)	4,250	2007	March 2019	$ 9,525
Navios Indigo(3)	4,250	2007	December 2018	$ 8,133
Navios Amaranth(3)	4,250	2007	November 2018	$ 7,093
Navios Amarillo(3)	4,250	2007	June 2019	$12,545
Navios Verde(3)	4,250	2007	December 2018	$10,251
Navios Azure(3)	4,250	2007	November 2018	$11,603
			May 2019	$10,369
Navios Domino (ex MOL Dominance)(3)	4,250	2008	April 2019	$ 9,928
Navios Dedication (ex MOL Dedication)(3)	4,250	2008	April 2019	$ 9,928
Navios Delight (ex MOL Delight)(3)	4,250	2008	January 2019(4)	$10,588
MOL Destiny(3)	4,250	2009	November 2018(4)	$26,850
MOL Devotion(3)	4,250	2009	February 2019(4)	$26,850
Navios Lapis	4,250	2009	January 2019	$11,580
Navios Tempo	4,250	2009	May 2019	$11,011
Niledutch Okapi (ex Navios Dorado)	4,250	2010	May 2019	$10,468
Navios Felicitas	4,360	2010	April 2019	$12,979
Navios Miami	4,563	2009	November 2018	$11,791
APL Oakland	4,730	2008	March 2020(4)	$27,156
APL Los Angeles	4,730	2008	April 2020(4)	$27,156
APL Denver	4,730	2008	May 2020(4)	$27,156
APL Atlanta	4,730	2008	June 2020(4)	$27,156
YM Utmost	8,204	2006	January 2019(4)	$20,244
Navios Unite (ex YM Unity)	8,204	2006	November 2018(4)	$34,266
			May 2019	$26,663
Navios Unison	10,000	2010	May 2021	$26,325
			April 2022	$27,300

Vessels to be delivered	TEU	Built	Charter Expiration Date(1)	Charter-Out Rate(2)
TBN 1(5)	4,360	2010	May 2019	$12,946
TBN 2(5)	4,360	2010	December 2018	$9,811

Vessels Underlying Purchase Option	TEU	Built	Charter Expiration Date(1)	Charter-Out Rate(2)
TBN 3(6)	10,000	2011	November 2020	$26,325
			October 2021	$27,300
TBN 4(6)	10,000	2011	July 2019	$26,663
			July 2021	$26,325
			June 2022	$27,300

(1)	Charter expiration dates shown reflect expected redelivery date based on the midpoint of the full redelivery period in the charter agreement, unless otherwise noted.
(2)	Daily charter-out rate, net of commissions where applicable.

(3)

The vessel is subject to a sale and leaseback transaction with Minsheng Financial Leasing Co. Ltd. for a period of up to five years, at which time we have an obligation to purchase the vessel. See “—Recent Developments.”

(4)	Charter expiration dates shown reflect earliest redelivery date of the full redelivery period in the charter agreement.
(5)

In November 2018, we agreed to acquire two 2010-built 4,360 TEU containerships from an unrelated third party for a purchase price of approximately $23.6 million. The acquisition of the vessels is expected to be financed through a new credit facility from a commercial bank and the balance with available cash. We expect to take delivery of the vessels in the fourth quarter of 2018.

(6)

In November 2018, we agreed to acquire two 2011-built 10,000 TEU containerships from an unrelated third party for a purchase price of approximately $52.5 million each, upon the exercise of our purchase options by January 15, 2019 and March 31, 2019, respectively. The acquisition of each vessel is expected to be financed through a loan of up to $31.8 million from a commercial bank and the balance with available cash. We expect to take delivery of the vessels in the first and second quarter of 2019, assuming the purchase options are exercised.

Market Opportunity

We believe that the following factors create opportunities for us to successfully execute our business plan and grow our business:

•

Improving Containership Sector Fundamentals. According to industry data, 2018 and 2019 are expected to be the third and fourth consecutive years that containership trade growth equals or exceeds the growth in supply of vessels. We expect the following factors to result in an improvement in both charter rates and asset values.

•

Increasing Global Economic Growth and Demand for Seaborne Transportation of Container Shipments. Demand for container shipments declined significantly from 2008 to 2009 in the aftermath of the global financial crisis but has increased each year from 2009 to 2017. Data from the International Monetary Fund (the “IMF”) shows further evidence of the global economic expansion as all major economies are growing simultaneously for the first time since the mid-2000s. The IMF has increased its forecasts for World GDP by 0.2% in 2018 to 3.9% and continued that pace for its 2019 forecast. Concurrently with the world economic growth, in 2017, the containership trade grew by 5.8% and has been projected to grow an additional 5.4% and 5.0% in 2018 and 2019, respectively.

•

Decelerating Growth in Containership Supply through the Reduction in New Vessel Ordering and Increased Scrapping. Scrapping of older containerships continued in 2017 with about 400,000 TEU scrapped, and over 1.0 million TEU of containership capacity has been scrapped since the beginning of 2016, mainly attributable to intermediate size and smaller vessels. We expect net fleet capacity to grow by approximately 5.6% in 2018, which is about the level of the current expected containership trade growth of approximately 5.4%. Deliveries in 2018 are expected to continue to be disproportionately weighted in favor of containerships with over 11,000 TEU in capacity, with minimal growth in deliveries of new intermediate-size containerships. Based on the current orderbook data, fleet growth is expected to be 3.4% in 2019, which is below the demand growth forecast of 5.0%, which would make 2019 the fourth straight year that demand growth equals or exceeds supply growth.

•

Redeployment of Containerships Across Trade Lanes. Recent disruptions in the container trade, such as the expansion of the Panama Canal in 2016, have created favorable dynamics for certain vessel sizes that have benefited from the increased demand from redeployment across trade lanes, while their orderbooks remain low.

•	Classic Panamaxes (3,450 - 4,730 TEU): Post the expansion of the Panama Canal, the deployment of Classic Panamaxes on their main trading route of Far East to U.S. East Coast declined by approximately 80%. Within the 4,000 – 5,100 TEU size in particular, the vessels with shorter lengths and shallower drafts (“Baby Panamaxes”) were able to be successfully redeployed into higher trade-growth trades in Africa and Intra-Asia where certain ports have physical infrastructure limitations that act as a natural barrier to entry for larger vessels. Vessels that were longer and had deeper drafts had far fewer redeployment options and, as a result, comprised of nearly 90% of all the scrapping for this size since 2015.

•

New Panamaxes (7,500 - 10,000 TEU): As ship sizes have increased on the main Far East to North Europe trade lanes, New Panamaxes of 7,500 to 10,000 TEU have been increasing in importance in a large number of other markets, particularly in the Transpacific and North South trade routes. Vessels in this size range are used more than any other in trade lanes representing approximately 63% of global capacity deployment. Overall deployment has increased by 15%, from 3.5 million TEUs in January 2015 to 4.1 million TEUs by June 2018.

•

Increased Availability of Distressed Acquisition Opportunities. We believe that there is an increased availability of attractive acquisition opportunities to buy containership assets at or near historically low prices resulting from a number of factors, including:

•	the increasing willingness of banks seeking to completely exit from distressed, non-performing loans that they entered into at the peak of the market cycle;

•

the reduction in availability of debt financing and the tightening of lending criteria applicable to many shipping companies resulting in certain owners being unable to refinance or comply with the terms of their existing financing; and

•

the significant decline in the German KG system (German closed-end funds of private investors) which historically provided significant capital to the containership sector. A large number of the containerships contracted pre-2009 were financed by the KG (Kommanditgesellshaft) system, which allows tax benefits to private investors in certain shipowning companies. Typically these are companies set up to invest in one or a small number of vessels, financed mainly by private investors and bank financing. Funds from private investors were typically raised after the vessels have been ordered. Since 2009, there have been severe limitations to the ability of KG funds to collect the equity planned for investment in ships which are on order. As a result, just 9% of containerships ordered in 2013 to 2018 were contracted by German owners compared to 44% of containerships ordered in the ten years between 1999 and 2008.

Additionally, lenders and major liner companies are highly selective in their choice of containership operators with whom they conduct business, and have established strict operational and financial standards that they use to pre-qualify operators and managers. Only a select number of managers and operators are able to meet these pre-qualification criteria, which we expect to continue to meet and believe enhance our ability to acquire available vessels.

We can provide no assurance, however, that the industry dynamics described above will continue or that we will be able to capitalize on such business opportunities. For further discussion of the risks that we face, see “Risk Factors” beginning on page 30 of this prospectus.

Our Competitive Strengths

We believe that we possess a number of competitive strengths that will allow us to capitalize on growth opportunities in the containership sector, including:

•

Strategically Focused Fleet of Intermediate-Size Containerships. We are one of the largest independent owners of quality intermediate-size containerships that are between 3,000 and 10,000 TEU in capacity.

We believe this sector size currently demonstrates the best relative fundamental outlook based on current market dynamics and is where we see significant demand from our customers. We believe our fleet of intermediate-size containerships provides us a competitive advantage when chartering these vessels with liner companies because we believe these vessels are well positioned to withstand recent disruptions in the containership trade, such as the recent expansion of the Panama Canal, and to capitalize on the redeployment of containerships across trade lanes as recent deliveries of containership newbuildings have been dominated by the largest-size containerships. Trade volumes continue to grow more rapidly on North-South and intra-regional trade lanes which traditionally have been served by intermediate-size and smaller containerships at the same time that net fleet growth, deliveries and the orderbook for intermediate-size containerships remain low. All of our 22 Baby Panamaxes are of a shorter length and have a shallower draft, which we believe allows them to be more versatile and capable to be deployed in these trade lanes post-Panama Canal expansion. For example, vessels between 4,000 and 5,100 TEU have seen the highest increase in their share of the deployment capacity in intra-Asia, growing from 13% of the capacity in 2012 to approximately 23% of the capacity by 2018, according to Alphaliner. During the same period, the share of capacity in intra-Asia by vessels between 100 and 999 TEU and 1,000 and 1,999 TEU has declined considerably.

•

Relationships with Leading Charterers. We expect to benefit from the long-standing relationships of our Manager with leading liner companies such as Maersk Line A/S, Mediterranean Shipping CO. S.A., CMA CGM, Cosco Shipping Co Ltd, Hapag-Lloyd AG, Evergreen Marine Corp., Mitsui O.S.K. Lines, Ltd. and others. We believe that the experience of our management team, coupled with our Manager’s reputation for excellence, will assist us in securing employment for our vessels and will provide us with an established customer base to facilitate our future growth.

•

Well-Positioned to Pursue Acquisitions. We believe that our liquidity, low leverage and access to bank financing and the capital markets through our relationship with Navios Holdings positions us with ship brokers, financial institutions and shipyards as a favored purchaser of quality containerships and will allow us to make additional near-term accretive acquisitions as quality secondhand vessel values remain below their historical 15-year averages. We intend to monitor vessel values and charter rates and expect to continue to pursue acquisitions that are consistent with our investment criteria. We will also have a right of first refusal as to all containerships within the Navios Group which provides us with a preferred position for acquisition opportunities as to a large fleet of containers.

•

Experience Across Sectors and Growing Through Cycles. Executives of Navios Holdings have substantial experience with investing in and operating fleets in the drybulk, tanker and containership sectors. We believe that the strong reputations and relationships they have developed in these industries and with major financial institutions will continue to provide us with access to distressed situation transactions, vessel acquisition and employment opportunities, as well the ability to access financing to grow our business. Since 2004, the Navios Group has raised $13.2 billion in the equity and debt capital markets and in bank financing and we believe that these financings are indicative of the strong relationships the Navios Group has with the financial and investment communities. Through the shipping cycles over the past 13 years, the Navios Group has strategically grown its fleet from 27 vessels in 2005 to a total of 207 vessels as of November 2018.

•

Scale and Cost-Efficient Operations of our Manager. We believe that utilizing an affiliated manager provides us with operational scale, geographical flexibility and market-specific experience and relationships, which will allow us to manage our vessels in an efficient and cost-effective manner. By leveraging Navios Holdings’ established operating platform, we are able to take advantage of a disciplined management team that has been tested through multiple shipping cycles with a long track record of financial reporting, compliance and investor accountability in public markets.

Our Business Strategies

Our primary objectives are to continue to profitably grow our business, increase distributable cash flow per unit and maximize value to our unit holders by pursuing the following strategies:

•

Continue to Capitalize on Low Vessel Prices to Pursue Accretive Acquisitions. We are focused on continuing to purchase containerships at favorable prices. We intend to grow our fleet using Navios Holdings’ global network of relationships and long experience in the maritime industry to make selective acquisitions of quality, second-hand containerships. We believe that the recent developments in the container shipping industry described above under “—Market Opportunity” have created significant opportunities to acquire vessels at near historically low prices on an inflation adjusted basis and we will analyze acquisitions based on whether they meet targeted return thresholds and are accretive to cash flow in addition to meeting our strategy of targeting intermediate-size containerships. As a recently formed company without a legacy fleet of highly leveraged vessels, we believe we are well-positioned to take advantage of the significant opportunities created by the developments in the container shipping sector.

•

Continue to Actively Manage our Charter Portfolio. We intend to deploy our vessels on a mix of short-term, medium-term and long-term time charters, to leading liner companies according to our continuing assessment of market conditions. We believe that our chartering strategy will afford us opportunities to capture increased profits during strong charter markets while benefiting from the relatively stable cash flows and high utilization rates associated with longer term time charters. We believe our strategy will give us the flexibility to take advantage of rising charter rates if the charter markets improve as the global economy strengthens.

•

Maintain a Strong Balance Sheet and Flexible Capital Structure. We intend to manage our balance sheet conservatively, targeting a modest amount of leverage, managing our maturity profile and maintaining an adequate level of liquidity. We believe that managing our balance sheet in a conservative manner will minimize our financial risk while providing a solid foundation for our future expansion and enhancing our ability to make distributions to our unit holders and repurchases of common units.

•

Provide Superior Customer Service with High Standards of Performance, Reliability and Safety. Our customers seek transportation partners that have a reputation for high standards of performance, reliability and safety. We intend to use Navios Holdings’ excellent vessel safety record, compliance with rigorous health, safety and environmental protection standards, operational expertise and customer relationships to further expand a sustainable competitive advantage and consistent delivery of superior customer service.

We can provide no assurance, however, that we will be able to implement our business strategies described above. For further discussion of the risks that we face, see “Risk Factors” beginning on page 30 of this prospectus.

Recent Developments

In November 2018, we agreed to acquire two 2010-built 4,360 TEU containerships from an unrelated third party for a purchase price of approximately $23.6 million. The acquisition of the vessels is expected to be financed through a new credit facility from a commercial bank and the balance with available cash. We expect to take delivery of the vessels in the fourth quarter of 2018.

In November 2018, we agreed to acquire two 2011-built 10,000 TEU containerships from an unrelated third party for a purchase price of approximately $52.5 million each, upon the exercise of our purchase options by

January 15, 2019 and March 31, 2019, respectively. The acquisition of each vessel is expected to be financed through a loan of up to $31.8 million loan from a commercial bank and the balance with available cash. We expect to take delivery of the vessels in the first and second quarter of 2019, assuming the purchase options are exercised.

On May 25, 2018, we entered into a $119.0 million sale and leaseback transaction with Minsheng Financial Leasing Co. Ltd. in order to refinance our outstanding credit facilities on 18 vessels maturing in the fourth quarter of 2019, with a combined balance of $92.4 million outstanding on March 31, 2018. On June 29, 2018 we completed the sale and leaseback of the first six vessels for approximately $37.5 million. On July 27, 2018 and on August 29, 2018 we completed the sale and leaseback of four additional vessels for approximately $26.0 million. On November 9, 2018 we completed the sale and leaseback of four additional vessels for approximately $26.7 million. We do not intend to proceed with the sale and leaseback transaction of the four remaining vessels. We are obligated to make 60 monthly payments in respect of all 14 vessels of approximately $1.1 million each. We also have an obligation to purchase the vessels at the end of the fifth year for $45.1  million.

Risk Factors

An investment in our common units involves risks associated with our business, our partnership structure and the tax characteristics of our common units, including those set forth below. Please read carefully these and other risks described under “Risk Factors” beginning on page 30 of this prospectus.

Implication of Being an Emerging Growth Company

We had less than $1.07 billion in revenue during our last fiscal year, which means that we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•

the ability to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in a registration statement;

•	exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal controls over financial reporting;

•	exemption from new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies; and

•

exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board (the “PCAOB”), requiring mandatory audit firm rotation or a supplement to our auditor’s report in which the auditor would be required to provide additional information about the audit and our financial statements.

We may take advantage of these provisions until the end of the fiscal year following the fifth anniversary of the Distribution or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if we have more than $1.07 billion in “total annual gross revenues” during our most recently completed fiscal year, if we become a “large accelerated filer” with a public float of more than $700 million, or as of any date on which we have issued more than $1.0 billion in non-convertible debt over the three year period to such date. For as long as we take advantage of the reduced reporting obligations, the information that we provide may be different from information provided by other public companies.

Organizational Structure

The following diagram depicts our organizational structure after giving effect to the Distribution. This diagram is provided for illustrative purposes only and do not represent all of our legal entities.

We were initially formed on April 28, 2017 as a corporation under the laws of the Republic of the Marshall Islands. In connection with our formation, we registered on the Norwegian OTC List and completed four private placements of an aggregate of 34,603,100 common shares for total proceeds of approximately $180.3 million, as described in the notes to the historical consolidated financial statements included in this prospectus. In connection with our listing on the Nasdaq Global Select Market, we converted into a limited partnership at a ratio of one common share of Navios Maritime Containers Inc. for each common unit of Navios Containers.

We believe that conducting our operations through a publicly traded limited partnership will offer us the following advantages:

•	access to the public equity and debt capital markets;

•	lower cost of capital for expansion and acquisitions; and

•	enhanced ability to use equity securities as consideration in future acquisitions.

We are a holding entity and will conduct our operations and business through subsidiaries, as is common with publicly traded limited partnerships, to maximize operational flexibility. Initially, two operating companies, both incorporated in the Marshall Islands, will be our only directly owned subsidiaries and we will conduct all of our operations through them and their subsidiaries.

Summary of Conflicts of Interest and Fiduciary Duties

Our general partner and our directors have a legal duty to manage us in a manner beneficial to our unit holders, subject to the limitations described below and under “Conflicts of Interest and Fiduciary Duties.” This legal duty is commonly referred to as a “fiduciary” duty. Similarly, our directors and officers have fiduciary duties to manage us in a manner beneficial to us, our general partner and our limited partners. As a result of these relationships, conflicts of interest may arise in the future between us and our unit holders, on the one hand, and Navios Holdings and its other affiliates, including our general partner, on the other hand. In particular:

•	certain of our executive officers and/or directors also serve as executive officers and/or directors of Navios Holdings and its affiliates or to the Navios Group;

•	Navios Holdings, Navios Acquisition, Navios Partners, Navios Midstream and their affiliates may compete with us; and

•

we have entered into arrangements, and may enter into additional arrangements, with Navios Holdings, Navios Acquisition, Navios Partners, Navios Midstream and certain of their subsidiaries, relating to the purchase of additional vessels, the provision of certain services and other matters. In the performance of their obligations under these agreements, Navios Holdings, Navios Acquisition, Navios Partners, Navios Midstream and their subsidiaries are not held to a fiduciary duty standard of care to us, our general partner or our limited partners, but rather to the standard of care specified in these agreements.

See “Management—Directors and Senior Management,” “Conflicts of Interest and Fiduciary Duties” and “Certain Relationships and Related Party Transactions.”

Although a majority of our directors will over time be elected by common unit holders, our general partner will likely have substantial influence on decisions made by our board of directors.

For a more detailed description of the conflicts of interest and fiduciary duties of our general partner and its affiliates, see “Conflicts of Interest and Fiduciary Duties.” For a description of our other relationships with our affiliates, see “Certain Relationships and Related Party Transactions.”

In addition, our partnership agreement contains provisions that reduce the standards to which our general partner and our directors would otherwise be held under Marshall Islands law. For example, our partnership agreement limits the liability and reduces the fiduciary duties of our general partner and our directors to our unit holders. Our partnership agreement also restricts the remedies available to unit holders. By purchasing a common unit, you are treated as having agreed to the modified standard of fiduciary duties and to certain actions that may be taken by our general partner, its affiliates or our directors, all as set forth in the partnership agreement. See “Conflicts of Interest and Fiduciary Duties” for a description of the fiduciary duties that would otherwise be imposed on our general partner, its affiliates and our directors under Marshall Islands law, the material modifications of those duties contained in our partnership agreement and certain legal rights and remedies available to our unit holders under Marshall Islands law.

Principal Executive Offices and Internet Address; SEC Filing Requirements

Our principal executive offices are located at 7 Avenue de Grande Bretagne, Office 11B2, Monte Carlo, MC 98000 Monaco, and our phone number is (011) +(377) 9798-2140. We expect to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website at www.navios-containers.com, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website, including Navios Holdings’ website, is not incorporated by reference into this prospectus and does not constitute a part of this prospectus. Please read “Where You Can Find More Information” for an explanation of our reporting requirements as a foreign private issuer.

Other Information

Because we are organized under the laws of the Republic of the Marshall Islands, you may encounter difficulty protecting your interests as unit holders, and your ability to protect your rights through the U.S. federal court system may be limited. Please refer to the sections entitled “Risk Factors” and “Service of Process and Enforcement of Civil Liabilities” for more information.

SUMMARY OF THE DISTRIBUTION

The Distribution	The Distribution is the method by which Navios Partners will distribute a portion of its holdings in us, which will increase our unit holder base. In the Distribution, Navios Partners will distribute to holders of Navios Partners on the record date approximately 2.5% units of our issued and outstanding common units. Following the Distribution, Navios Partners will retain an approximately 33.5% ownership interest in us.

Distributing Company	Navios Maritime Partners L.P., a Marshall Islands limited partnership that currently owns approximately 36.0% of us.

Distributed Company	Navios Maritime Containers L.P., a Marshall Islands limited partnership.

Distributed Securities	Approximately 6.9% of the issued and outstanding common units of Navios Containers owned by Navios Partners, or approximately 2.5% of our total outstanding common units. Based on the approximately 171,009,967 total units of Navios Partners issued and outstanding as of the close of business on November 7, 2018, and applying the distribution ratio of 0.0050 common units for every whole unit of Navios Partners, approximately 855,050 of our common units will be distributed. The actual number of common units distributed will depend on the number of units of Navios Partners issued and outstanding on the record date.

Record Date	The record date is the close of business, New York City time, on November 23, 2018.

Closing Date	The closing date is on or about December 3, 2018.

Distribution Ratio	Each holder of Navios Partners units will receive 0.0050 of our common units for every whole Navios Partners unit it holds on the record date. The distribution agent will distribute only whole common units in the Distribution. See “Questions and Answers about Navios Containers and the Distribution—Q: How will fractional common units be treated in the Distribution?” for more detail. Please note that if you sell your Navios Partners units on or before the closing date, the buyer of those units may in some circumstances be entitled to receive the Navios Containers common units to be distributed in respect of the Navios Partners units that you sold. See “The Distribution” for more detail.

Conditions to the Distribution	The Distribution is subject to the satisfaction or waiver by Navios Partners of the following conditions:

•	the Navios Partners board of directors shall have authorized and approved the Distribution and related transactions and not withdrawn such authorization and approval, and shall have declared the Distribution of our common units to Navios Partners unit holders;

•

the SEC shall have declared effective the registration statement of which this prospectus is a part, under the Securities Act of 1933, as amended (the “Securities Act”), and no stop order suspending the effectiveness of the Registration Statement shall be in effect, and no proceedings for such purpose shall be pending before or threatened by the SEC;

•	our common units shall have been accepted for listing on the Nasdaq Global Select Market or another national securities exchange or quotation system, subject to official notice of issuance;

•

no order, injunction or decree issued by any governmental authority of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution shall be in effect, and no other event outside the control of Navios Partners shall have occurred or failed to occur that prevents the consummation of the distribution;

•

no other events or developments shall have occurred prior to the distribution that, in the judgment of the board of directors of Navios Partners, would result in the distribution having a material adverse effect on Navios Partners or its unit holders;

•	prior to the closing date, this prospectus shall have been made available to the holders of Navios Partners units as of the record date; and

•

immediately prior to the distribution, the Plan of Conversion and limited partnership agreement, each in substantially the form filed as an exhibit to the registration statement of which this prospectus is a part, shall be in effect.

The fulfillment of the foregoing conditions will not create any obligation on the part of Navios Partners to effect the Distribution. We are not aware of any material federal or state regulatory requirements that must be complied with or any material approvals that must be obtained, other than compliance with SEC rules and regulations and the declaration of effectiveness of the Registration Statement by the SEC, in connection with the distribution. Navios Partners has the right not to complete the Distribution if, at any time, the board of directors of Navios Partners determines, in its sole discretion, that the Distribution is not in the best interests of Navios Partners or its unit holders, or that market conditions are such that it is not advisable to effect the Distribution. In addition, Navios Partners may at any time and from time to time until the Distribution decide to abandon the Distribution or modify or change the terms of the Distribution, including by accelerating or delaying the timing of the consummation of all or part of the Distribution.

Fractional Common Units	The distribution agent will not distribute any fractional common units to Navios Partners’ unit holders in connection with the Distribution. Instead, fractional interests will be reduced down to the nearest whole number and Navios Partners unit holders will receive a cash payment for the fractional interest. Holders of Navios Partners’ units that hold common units through a bank, broker, or nominee will receive cash in lieu of fractional common units, if any, determined in accordance with the policies of such bank, broker, or nominee. If a Navios Partners unit holder holds fewer than 200 Navios Partners units as of the record date, it will not receive any of our common units; however, it will receive a cash distribution from our distribution agent representing the value of fractional common units to which it is entitled. See “Questions and Answers about Navios Containers and the Distribution—Q: How will fractional common units be treated in the Distribution?” for more detail. If you receive cash in lieu of fractional common units, you will not be entitled to any interest on the payments.

Trading Market and Symbol	Our common units have been approved for listing on the Nasdaq Global Select Market under the symbol “NMCI”.

We also anticipate that, as early as one trading day prior to the record date, there may be two markets in Navios Partners common units: (i) a “regular-way” market on which common units of Navios Partners will trade with an entitlement for the purchaser of Navios Partners common units to receive our common units that will be distributed in the Distribution, and (ii) an “ex-distribution” market on which common units of Navios Partners will trade without an entitlement for the purchaser of Navios Partners common units to receive our common units.

Trading of the common shares of Navios Maritime Containers Inc. was halted on the Norwegian OTC List on November 26, 2018.

Distribution Policy	Subject to the sole discretion of our board of directors and the considerations discussed below, we intend to return up to $10.0 million annually to our unit holders through common unit repurchases and/or cash distributions. Any change to our return of capital policy will be subject to a number of factors, including the discretion of our board of directors, Marshall Islands law, our results of operation, final condition and cash requirements and availability, our ability to obtain debt and equity financing on acceptable terms, contractual restriction, the ability of our subsidiaries to distribute funds to us and other factors deemed relevant be our board of directors. See “Our Distribution Policy.”

Issuance of Additional Units	Our partnership agreement allows us to issue an unlimited number of units without the consent of our unit holders.

Board of Directors	We will hold a meeting of the limited partners every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting. Our general partner has the right to appoint three of the seven members of our board of directors who will serve as directors for terms determined by our general partner. At our 2019 annual meeting, the common unit holders will elect four of our seven directors. The four directors elected by our common unit holders at our 2019 annual meeting will be divided into three classes to be elected by our common unit holders annually on a staggered basis to serve for three-year terms.

Voting Rights	Each outstanding common unit is entitled to one vote on matters subject to a vote of common unit holders. If at any time, any person or group owns beneficially more than 4.9% of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unit holders or calculating required votes (except for purposes of nominating a person for election to our board), determining the presence of a quorum or for other similar purposes under our partnership agreement, unless otherwise required by law. The voting rights of any such unit holders in excess of 4.9% will effectively be redistributed pro rata among the other unit holders of the same class that are not subject to this voting limitation. Our general partner, its affiliates, and persons who acquired units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors. This 4.9% limitation is intended to help preserve our ability to qualify for the benefits of Section 883 of the Code.

You will have no right to elect our general partner on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 75% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class.

See “The Partnership Agreement—Voting Rights.”

Limited Call Right	If at any time our general partner and its affiliates own more than 80% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all, but not less than all, of the remaining common units at a price equal to the greater of (x) the average of the daily closing prices of the common units over the 20 trading days preceding the date three days before the notice of exercise of the call right is first mailed and (y) the highest price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of this limited call right.

Tax Consequences	See “Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of the Distribution.”

Transfer Agent	Computershare Trust Company, N.A.

Risk Factors	Our business faces both general and specific risks and uncertainties. Our business also faces risks relating to the Distribution. Following the Distribution, we will also face risks associated with being a U.S. publicly-traded company. Accordingly, you should read carefully the information set forth under “Risk Factors.”

SUMMARY FINANCIAL DATA

The following table presents summary historical consolidated financial data giving retroactive effect to our conversion from a corporation to a limited partnership, described in Note 1 to our consolidated financial statements included herein. The summary historical financial data as of September 30, 2018 and for the three and nine months ended September 30, 2018 and for the period from April 28, 2017 (date of inception) to September 30, 2017 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus, and should be read together with and are qualified in their entirety by reference to such consolidated financial statements. The summary historical financial data as of December 31, 2017 and for the period from April 28, 2017 (date of inception) to December 31, 2017 have been derived from our audited consolidated financial statements included elsewhere in this prospectus, and should be read together with and are qualified in their entirety by reference to such consolidated financial statements. The following table should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the unaudited condensed consolidated financial statements as of September 30, 2018 and for the three and nine month period ended September 30, 2018 and for the period from April 28, 2017 (date of inception) to September 30, 2017 and the related notes thereto included elsewhere in this prospectus and the audited consolidated financial statements as of December 31, 2017 and for the period from April 28, 2017 (date of inception) to December 31, 2017 and related notes thereto included elsewhere in this prospectus. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

Because we were formed in April 2017, we compare the operating results of the nine month period ended September 30, 2018 with the period from April 28, 2017 (date of inception) to September 30, 2017. We do not have financial results for any historical period that is comparable to the results of our operations for the period from April 28, 2017 (date of inception) to December 31, 2017.

All references to our common units and per unit data included in the summary historical financial data below have been retrospectively adjusted to reflect the conversion ratio of one common share of Navios Maritime Containers Inc. for each common unit of Navios Containers in connection with the conversion of Navios Maritime Containers Inc. into Navios Containers.

(in thousands of U.S. dollars, except for unit and per unit data.)	Three Months Ended September 30, 2018(1)	Three Months Ended September 30, 2017(2)	Nine Months Ended September 30, 2018(1)	Period from April 28, 2017 (date of inception) to September 30, 2017(2)	Period from April 28, 2017 (date of inception) to December 31, 2017(3)
Statement of Income Data:
Revenue	$38,080	$14,757	$99,505	$17,859	$39,188
Time charter and voyage expenses	(1,048)	(343)	(2,573)	(343)	(1,257)
Direct vessel expenses	(355)	(515)	(815)	(515)	(672)
Management fees (entirely through related parties transactions)	(14,490)	(6,576)	(38,578)	(7,277)	(16,488)
General and administrative expenses	(1,847)	(870)	(5,207)	(987)	(2,262)
Listing transaction-related expenses	(2,396)	—	(2,396)	—	—
Depreciation and amortization	(9,850)	(5,351)	(30,287)	(6,671)	(13,578)
Interest expense and finance cost, net	(3,617)	(1,007)	(7,555)	(1,088)	(2,268)
Other income/(expense), net	937	(11)	848	(13)	(25)

Net income	$5,414	$84	$12,942	$965	$2,638

Net earnings per common unit, basic and diluted	$0.16	$0.01	$0.39	$0.08	$0.14
Weighted average number of common units, basic and diluted	34,603,100	13,535,906	33,164,538	12,864,663	18,371,855

(1) We had 26 vessels in our fleet as of September 30, 2018.

(2) We had 14 vessels in our fleet as of September 30, 2017.

(3) We had 21 vessels in our fleet as of December 31, 2017

	September 30, 2018	December 31, 2017
Balance Sheet Data:
Total current assets	$22,443	$21,371
Vessels, net	318,746	177,597
Total assets	387,772	266,811
Total current liabilities	54,582	49,559
Long-term financial liability, net of current portion	55,776	—
Long-term debt, net of current portion	94,699	76,534
Total partners’ capital	$182,715	$140,718

	Nine Months Ended September 30, 2018		Period from April 28, 2017 (date of inception) to September 30, 2017	Period from April 28, 2017 (date of inception) to December 31, 2017
Cash Flow Data:
Net Cash Provided by/(used in) Operating Activities	$37,874		($1,047)	$2,623
Net Cash Used in Investing Activities	($144,608)		($120,070)	($249,227)
Net Cash Provided by Financing Activities	$106,362		$151,518	$260,825
Decrease/(increase) in cash and cash equivalents and restricted cash as applicable	$(372	)(1)	$30,401 (1)	$14,221

Other Financial and Operating Data:

(in thousands of U.S dollars except days and per day TCE)	Three Months Ended September 30, 2018	Three Months Ended September 30, 2017	Nine Months Ended September 30, 2018	Period from April 28, 2017 (date of inception) to September 30, 2017	Period from April 28, 2017 (date of inception) to December 31, 2017
EBITDA(2)	$19,236	$6,511	$51,599	$8,792	$18,709
Available days(3)	2,242	862	6,161	977	2,411
Time Charter Equivalent (TCE) per day(4)	$16,518	$16,724	$15,733	$17,930	$15,730

(1)	From January 1, 2018, reflects the adoption of ASU 2016-18.
(2)

EBITDA is a non-GAAP financial measure. The following is a reconciliation of EBITDA from net cash provided by operating activities, the most comparable U.S. GAAP liquidity measure, for the periods presented:

(in thousands of U.S. dollars)	Three Months Ended September 30, 2018	Three Months Ended September 30, 2017	Nine Months Ended September 30, 2018	Period from April 28, 2017 (date of inception) to September 30, 2017	Period from April 28, 2017 (date of inception) to December 31, 2017
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net cash provided by/(used in) operating activities	$18,261	$444	$37,874	(1,047)	$2,623
Net (decrease)/increase in operating assets	(4,681)	6,747	3,766	10,957	12,142
Net decrease/(increase) in operating liabilities	217	(3,824)	(513)	(4,343)	(1,701)
Payments for drydock and special survey	2,440	2,336	4,061	2,336	3,807
Deferred finance charges	(618)	(199)	(1,144)	(199)	(430)
Net interest cost	3,617	1,007	7,555	1,088	2,268

EBITDA	$19,236	$6,511	$51,599	$8,792	$18,709

(3)

Available days for the fleet are total calendar days the vessels were in our possession for the relevant period after subtracting off-hire days associated with major repairs, drydocking or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.

(4)	TCE is defined as revenues less time charter and voyage expenses during a relevant period divided by the number of available days during the period.

FORWARD-LOOKING STATEMENTS

Statements included in this prospectus which are not historical facts (including our statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto) are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements which are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business, the markets in which we operate, and our ability to make cash distributions or make common unit repurchases in the future as described in this prospectus. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue” or the negative of these terms or other comparable terminology.

Forward-looking statements appear in a number of places and include statements with respect to, among other things:

•	the favorable timing for acquisitions and chartering opportunities in the container shipping sector and our ability to take advantage of such opportunities;

•	the value of container shipping vessels;

•

our ability to identify container shipping vessels for acquisition at attractive prices, if at all, including the availability of distressed acquisition opportunities in the container shipping industry;

•	our ability to execute on a low-cost operating structure;

•	our ability to achieve a return on investment for and to pay cash distributions to our unit holders or make common unit repurchases from our unit holders;

•	the level of trade growth and recovery of charter rates and asset values in the container shipping industry;

•	general market conditions and shipping industry trends, including charter rates, vessel values and the future supply of, and demand for, ocean-going containership shipping services;

•	any advantages resulting from our strategic focus on intermediate-size containerships;

•	our ability to leverage the scale, experience, reputation and relationships of the Manager and the Navios Group;

•	our ability to maintain or develop new and existing customer relationships with existing charterers and new customers, including liner companies;

•	our ability to successfully grow our business and our capacity to manage our expanding business;

•	future levels of distributions, as well as our distribution policy;

•	our current and future competitive strengths and business strategies and other plans and objectives for future operations;

•

our future operating and financial results, our ability to identify and consummate desirable fleet acquisitions, business strategy, areas of possible expansion and expected capital expenditure or operating expenses;

•

container shipping industry trends, including charter rates and vessel values and factors affecting vessel supply and demand as well as trends and conditions in the newbuilding markets and scrapping of vessels;

•	our future financial condition or results of operations and our future revenues and expenses, including our estimated adjusted cash flow;

•	the loss of any customer or charter or vessel;

•	the aging of our vessels and resultant increases in operation and drydocking costs;

•	the ability of our vessels to pass classification, security and customs inspections;

•	significant changes in vessel performance, including increased equipment breakdowns;

•	the creditworthiness of our charterers and the ability of our contract counterparties to fulfill their obligations to us;

•	our ability to maintain long-term relationships with major liner companies;

•	our ability to retain key executive officers and our Manager’s ability to attract and retain skilled employees;

•	our ability to access debt, credit and equity markets;

•	changes in the availability and costs of funding due to conditions in the bank market, capital markets and other factors;

•	our ability to repay outstanding indebtedness, to obtain additional financing and to obtain replacement charters for our vessels, in each case, at commercially acceptable rates or at all;

•	estimated future acquisition, maintenance and replacement expenditures;

•	future sales of our common units in the public market;

•	potential liability from litigation and our vessel operations, including discharge of pollutants;

•	our and the Navios Group’s performance in safety, environmental and regulatory matters;

•	global economic outlook and growth and changes in general economic and business conditions;

•	general domestic and international political conditions, including wars, acts of piracy and terrorism;

•	changes in production of or demand for container shipments, either globally or in particular regions;

•	changes in the standard of service or the ability of our Manager to be approved as required;

•

increases in costs and expenses, including but not limited to, crew wages, insurance, technical maintenance costs, spares, stores and supplies, charter brokerage commissions on gross voyage revenues and general and administrative expenses;

•	the adequacy of our insurance arrangements and our ability to obtain insurance and required certifications;

•

the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;

•

the changes to the regulatory requirements applicable to the shipping and container transportation industry, including, without limitation, stricter requirements adopted by international organizations, such as the International Maritime Organization and the European Union, or by individual countries or charterers and actions taken by regulatory authorities and governing such areas as safety and environmental compliance;

•	the anticipated taxation of our partnership and our unit holders;

•	potential liability and costs due to environmental, safety and other incidents involving our vessels; and

•	the effects of increasing emphasis on environmental and safety concerns by customers, governments and others, as well as changes in maritime regulations and standards.

These and other forward-looking statements are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties, including those risks discussed in “Risk Factors.”

The forward-looking statements, contained in this prospectus, are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated.

The risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

We undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the market in which we operate, including our general expectations about our industry, market position, market opportunity and market size, is based on data from various sources including internal data and estimates as well as third party sources widely available to the public such as independent industry publications, government publications, reports by market research firms or other published independent sources. Internal data and estimates are based upon this information as well as information obtained from trade and business organizations and other contacts in the markets in which we operate and management’s understanding of industry conditions. This information, data and estimates involve a number of assumptions and limitations, are subject to risks and uncertainties, and are subject to change based on various factors, including those discussed above and in “Risk Factors.” You are cautioned not to give undue weight to such information, data and estimates. While we believe the market and industry information included in this prospectus to be generally reliable, we have not independently verified any third-party information or verified that more recent information is not available.

RISK FACTORS

Risks Inherent in Our Business

Our profitability and growth depends upon world and regional demand for chartering containerships, and weakness in the global economy may impede our ability to generate cash flows, maintain liquidity and continue to grow our business.

The ocean-going container shipping industry is both cyclical and volatile in terms of charter rates, profitability and, consequently, vessel values. According to industry data, containership charter rates peaked in 2005, with the Containership Timecharter Rate Index (a $/day per TEU weighted average of 6-12 month time charter rates of Panamax and smaller vessels (1993=100)) reaching 172 points in March and April 2005, and generally stayed above 100 points until the middle of 2008, when the effects of the economic crisis began to affect global container trade, driving the Containership Timecharter Rate Index to a 10-year low of 32 points in the period from November 2009 to January 2010. As of the end of January 2018, the Containership Timecharter Rate Index stood at 54 points and as of the end of July 2018 it had risen to 66 points.

Demand for container shipments declined significantly from 2008 to 2009 in the aftermath of the global financial crisis but has increased each year from 2009 to 2017. From 2009 to 2011, there was improvement on the Far East-to-Europe and Trans-Pacific Eastbound container trade lanes, alongside improvements also witnessed on other, non-main lane, trade routes including certain intra-Asia and North-South trade routes. More recently, since the second half of 2015, a slowdown in demand in certain key container trade routes, including the Asia to Europe route at a time of increased vessel supply, has resulted in the highest annual scrapping on record. The oversupply in our market continued to prevent any significant rise in time charter rates for both short-term and long-term periods. Additional orders for large and very large containerships have been placed since 2014, both increasing the expected future supply of larger vessels and having a spillover effect on the market segment for smaller vessels. Ordering of containerships slowed significantly in 2016 and 2017. Since the middle of 2016, as economic growth returned to world markets and in combination with continued scrapping, time charter rates rose and have remained above their 2016 lows.

The continuation of this containership oversupply or any declines in container freight rates could negatively affect the liner companies to which we seek to charter our containerships. The decline in the containership market has affected the major liner companies and the value of container vessels, which follow the trends of freight rates and containership charter rates, and can affect the earnings on our charters, and similarly, our cash flows and liquidity. The decline in the containership charter market has had, and may continue to have, additional adverse consequences for the container industry, including a less active secondhand market for the sale of vessels and charterers not performing under, or requesting modifications of, existing time charters. Weak or volatile conditions in the containership sector may affect our ability to generate cash flows and maintain liquidity, as well as adversely affect our ability to obtain financing.

The factors affecting the supply and demand for containerships are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. The factors that influence demand for containership capacity include:

•	global and regional economic conditions;

•	developments in international trade, including the effects of currency exchange rate changes;

•	changes in seaborne and other transportation patterns, such as port congestion and canal closures or expansions;

•	supply and demand for products shipped in containers;

•	changes in global production of raw materials or products transported by containerships;

•	the distance containers are to be moved by sea;

•	the globalization of manufacturing;

•	carrier alliances, vessel sharing or container slot sharing that seek to allocate containership capacity on routes;

•	armed conflicts and terrorist activities, including piracy;

•

political, environmental and other regulatory developments, including but not limited to, governmental macroeconomic policy changes, import and export restrictions, central bank policies and pollution conventions or protocols;

•	embargoes and strikes; and

•	technical advances in ship design and construction.

The factors that influence the supply of containership capacity include:

•	the number of vessels that are in or out of service;

•	the scrapping rate of older vessels;

•	the availability of finance or lack thereof for ordering newbuildings or for facilitating ship sale and purchase transactions;

•	port and canal traffic and congestion, including canal improvements that can affect employment of ships designed for older canals;

•	the number of newbuilding deliveries;

•	vessel casualties;

•	changes in environmental and other regulations and standards that limit the profitability, operations or useful lives of vessels;

•	the availability of shipyard capacity;

•	the price of steel, fuel and other raw materials; and

•	the economics of slow steaming.

Our ability to re-charter our containerships upon the expiration or termination of their current time charters and the charter rates payable under any replacement or new time charters will depend upon, among other things, the prevailing state of the containership charter market, which can be affected by demand for products shipped in containers. If the charter market is depressed when our containerships’ time charters expire or when we are otherwise seeking new charters, we may be forced to charter our containerships at reduced or even unprofitable rates, or we may not be able to charter them at all and/or we may be forced to scrap them, which may reduce or eliminate our earnings or any future distribution or make our earnings volatile.

An oversupply of containership capacity may depress charter rates, as has happened in the past, or prolong the period of depressed charter rates, and adversely affect our ability to charter our containerships at profitable rates or at all.

From 2005 through 2010, the containership orderbook was at historically high levels as a percentage of the in-water fleet reaching a high of 61.3% in November 2007, according to industry data. Since that time, deliveries of previously ordered containerships increased substantially and ordering momentum slowed somewhat with the total orderbook declining as a percentage of the existing fleet from 20.8% in October 2015 to an all-time low of 12.7% as of February 2018. The orderbook remains significantly skewed towards vessels over 8,000 TEU. An oversupply of large newbuilding vessel and/or re-chartered containership capacity entering the market, combined with any decline in the demand for containerships, may prolong or further depress the current low charter rates and may decrease our ability to charter our containerships when we are seeking new or replacement charters other than for unprofitable or reduced rates, or we may not be able to charter our containerships at all.

The market value of our vessels, which has declined from historically high levels, may fluctuate significantly, which could cause us to breach covenants in our credit facilities and result in the foreclosure on our mortgaged vessels. Additionally, if vessel values are low at a time when we are attempting to dispose of a vessel, we could incur a loss.

Containership vessel values remain below historical averages and may continue to remain at low, or lower, levels for a prolonged period of time and can fluctuate significantly over time due to a number of different factors. The factors that influence vessel values include:

•	the number of newbuilding deliveries;

•	prevailing economic conditions in the markets in which containerships operate;

•	reduced demand for containerships, including as a result of a substantial or extended decline in world trade;

•	the number of vessels scrapped or otherwise removed from the total fleet;

•	changes in environmental and other regulations that may limit the useful life of vessels;

•	types and sizes of vessels;

•	the development of an increase in use of other modes of transportation;

•	where the ship was built and as-built specification;

•	lifetime maintenance record;

•	the cost of vessel acquisitions;

•	governmental or other regulations;

•	prevailing level of charter rates;

•	the availability of financing, or lack thereof, for ordering newbuildings or for facilitating ship sale and purchase transactions;

•	general economic and market conditions affecting the shipping industry; and

•

the cost of retrofitting or modifying existing ships to respond to technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise.

If the market value of our owned vessels decreases, we may be required to record an impairment charge in our financial statements that, among other things, could cause us to breach covenants contained in our credit facilities, which could adversely affect our results of operations. If we breach the covenants in our credit facilities and are unable to remedy any relevant breach, our lenders could accelerate our debt and foreclose on the collateral, including our vessels. Any loss of vessels would significantly decrease our ability to generate positive cash flow from operations and therefore service our debt. In addition, if the book value of a vessel is impaired due to unfavorable market conditions, or a vessel is sold at a price below its book value, we would incur a loss. If a charter expires or is terminated, we may be unable to re-charter the vessel at an acceptable rate and, rather than continue to incur costs to maintain the vessel, may seek to dispose of it. Our inability to dispose of a vessel at a reasonable price could result in a loss on its sale and could materially and adversely affect our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our unit holders and repurchases of common units.

Weak economic conditions throughout the world, particularly the Asia Pacific region, renewed terrorist activity, the growing refugee crises and protectionist policies which could affect advanced economies, could have a material adverse effect on our business, financial condition and results of operations.

The global economy remains relatively weak, especially when compared to the period prior to the 2008-2009 financial crisis. The current global recovery is proceeding at varying speeds across regions and is still subject to downside economic risks stemming from factors like fiscal fragility in advanced economies, high sovereign and private debt levels, highly accommodative macroeconomic policies, the significant fall in the price of crude oil and other commodities and persistent difficulties in access to credit and equity financing as well as political risks such as the continuing war in Syria, renewed terrorist attacks around the world and the emergence of populist and protectionist political movements in advanced economies.

Concerns regarding new terrorist threats from groups in Europe and the growing refugee crisis may advance protectionist policies and may negatively impact globalization and global economic growth, which could disrupt financial markets, and may lead to weaker consumer demand in the European Union, the United States, and other parts of the world which could have a material adverse effect on our business. The deterioration in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods shipped in containerized form.

In recent years, China has been one of the world’s fastest growing economies in terms of gross domestic product, which has had a significant impact on shipping demand. However, if China’s growth in gross domestic product declines and other countries in the Asia Pacific region experience slower or negative economic growth in the future, this may negatively affect the fragile recovery of the economies of the United States and the European Union, and thus, may negatively impact container shipping demand. For example, the possibility of the introduction of impediments to trade within the European Union member countries in response to increasing terrorist activities, and the possibility of market reforms to float the Chinese renminbi, either of which development could weaken the euro against the Chinese renminbi, could adversely affect consumer demand in the European Union. Moreover, the revaluation of the renminbi may negatively impact the United States’ demand for imported goods, many of which are shipped from China in containerized form. Any moves by either the United States or the European Union to levy additional tariffs on imported goods carried in containers as part of protectionist measures or otherwise could decrease container shipping demand. Such weak economic conditions or protectionist measures could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our unit holders and repurchases of common units.

Disruptions in global financial markets from terrorist attacks, regional armed conflicts, general political unrest and the resulting governmental action could have a material adverse impact on our results of operations, financial condition and cash flows.

Terrorist attacks in certain parts of the world, such as the attacks on the United States on September 11, 2001 or more recently in Paris and London, and the continuing response of the United States and other countries to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty and volatility in the world financial markets and may affect our business, results of operations and financial condition. In addition, global financial markets and economic conditions have been severely disrupted and volatile in recent years and remain subject to significant vulnerabilities, such as the deterioration of fiscal balances and the rapid accumulation of public debt, continued deleveraging in the banking sector and a limited supply of credit. Credit markets as well as the debt and equity capital markets were exceedingly distressed during 2008 and 2009 and have been volatile since that time. The continuing refugee crisis in the European Union, the continuing war in Syria and advances of ISIS and other terrorist organizations in the Middle East, conflicts in Iraq, general political unrest in Ukraine, and political tension or conflicts in the Asia Pacific Region such as in the South China Sea and North Korea have led to increased volatility in global credit and equity markets. The resulting uncertainty and volatility in the global financial markets may accordingly affect our business, results of operations and financial condition. These uncertainties, as well as future hostilities or other political instability in regions where our vessels trade, could also affect trade volumes and patterns and adversely affect our operations, and otherwise have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows and cash available for distributions to our unit holders and repurchases of common units.

Further, as a result of the ongoing political and economic turmoil in Greece resulting from the sovereign debt crisis and the related austerity measures implemented by the Greek government, the operations of our

Manager located in Greece may be subjected to new regulations and potential shift in government policies that may require us to incur new or additional compliance or other administrative costs and may require the payment of new taxes or other fees. We also face the risk that strikes, work stoppages, civil unrest and violence within Greece may disrupt the shoreside operations of our Manager located in Greece.

Specifically, these issues, along with the re-pricing of credit risk and the difficulties currently experienced by financial institutions, have made, and will likely continue to make, it difficult to obtain financing. As a result of the disruptions in the credit markets and higher capital requirements, many lenders have increased margins on lending rates, enacted tighter lending standards, required more restrictive terms (including higher collateral ratios for advances, shorter maturities and smaller loan amounts), or have refused to refinance existing debt at all. Furthermore, certain banks that have historically been significant lenders to the shipping industry have reduced or ceased lending activities in the shipping industry. Additional tightening of capital requirements and the resulting policies adopted by lenders, could further reduce lending activities. We may experience difficulties obtaining financing commitments or be unable to fully draw on the capacity under our committed term loans in the future if our lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. We cannot be certain that financing will be available on acceptable terms or at all. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our future obligations as they come due. Our failure to obtain such funds could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our unit holders and repurchases of common units. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures.

We are dependent on our charterers and other counterparties fulfilling their obligations under agreements with us, and their inability or unwillingness to honor these obligations could significantly reduce our revenues and cash flow.

Payments to us by our charterers under time charters are and will be our sole source of operating cash flow. Weaknesses in demand for container shipping services and the oversupply of large containerships as well as the oversupply of smaller size vessels due to a cascading effect would place our liner company customers under financial pressure. Any declines in demand could result in worsening financial challenges to our liner company customers and may increase the likelihood of one or more of our customers being unable or unwilling to pay us contracted charter rates or going bankrupt.

If we lose a time charter because the charterer is unable to pay us or for any other reason, we may be unable to re-deploy the related vessel on similarly favorable terms or at all. Also, we will not receive any revenues from such a vessel while it is un-chartered, but we will be required to pay expenses necessary to maintain and insure the vessel and service any indebtedness on it. The combination of any surplus of containership capacity and the expected increase in the size of the world containership fleet over the next few years may make it difficult to secure substitute employment for any of our containerships if our counterparties fail to perform their obligations under the currently arranged time charters, and any new charter arrangements we are able to secure may be at lower rates. Furthermore, the surplus of containerships available at lower charter rates and lack of demand for our customers’ liner services could negatively affect our charterers’ willingness to perform their obligations under our time charters, particularly if the charter rates in such time charters are significantly above the prevailing market rates. Accordingly we may have to grant concessions to our charterers in the form of lower charter rates for the remaining duration of the relevant charter or part thereof, or to agree to re-charter vessels coming off charter at reduced rates compared to the charter then ended. Because we enter into short-term and medium-term time charters from time-to-time, we may need to re-charter vessels coming off of charter more frequently than some of our competitors, which may have a material adverse effect on business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our unit holders and repurchases of common units.

The loss of any of our charterers, time charters or vessels, or a decline in payments under our time charters, could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our unit holders and repurchases of common units.

In addition to charter parties, we may, among other things, enter into contracts for the sale or purchase of secondhand containerships or, in the future, shipbuilding contracts for newbuildings, provide performance guarantees relating to shipbuilding contracts to sale and purchase contracts or to charters, enter into credit facilities or other financing arrangements, accept commitment letters from banks, or enter into insurance contracts and interest or exchange rate swaps or enter into joint ventures. Such agreements expose us to counterparty credit risk. The ability and willingness of each of our counterparties to perform its obligations under a contract with us will depend upon a number of factors that are beyond our control and may include, among other things, general economic conditions, the state of the capital markets, the condition of the ocean-going container shipping industry and charter hire rates. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses, which in turn could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our unit holders and repurchases of common units.

A limited number of customers operating in a consolidating industry comprise a large part of our revenues. The loss of these customers could adversely affect our results of operations, cash flows and competitive position and further consolidation among our customers will reduce our bargaining power.

Our customers in the containership sector consist of a limited number of liner companies. For the nine months ended September 30, 2018, two customers, Mitsui O.S.K. Lines and NOL Liner PTE Ltd represented 30.7% and 25.0% of our total revenues, respectively. For the period from April 28, 2017 (date of inception) to December 31, 2017, one customer, Mitsui O.S.K. Lines represented 71.0% of our total revenues. The tough economic conditions faced by liner companies and the intense competition among them has caused, and may in the future cause, certain liner companies to default and are also resulting in consolidation among liner companies. The number of leading liner companies which are our client base may continue to shrink and we may depend on an even more limited number of customers to generate a substantial portion of our revenues. The cessation of business with these liner companies or their failure to fulfill their obligations under the time charters for our containerships could have a material adverse effect on our business, financial condition and results of operations, as well as our cash flows, including cash available for distributions to our unit holders and repurchases of common units. In addition to consolidations, alliances involving our customers could further increase the concentration of our business and reduce our bargaining power.

We could lose a customer or the benefits of our time charter arrangements for many different reasons, including if the customer is unable or unwilling to make charter hire or other payments to us because of a deterioration in its financial condition, disagreements with us or if the charterer exercises certain termination rights or otherwise. If any of these customers terminate its charters, chooses not to re-charter our ships after charters expire or is unable to perform under its charters and we are not able to find replacement charters on similar terms or are unable to re-charter our ships at all, we will suffer a loss of revenues that could have a material adverse effect on our business, results of operations and financial condition and our ability to make distributions to our unit holders and repurchases of common units. See “Business—Our Customers.”

Our growth depends on our ability to expand relationships with existing charterers, establish relationships with new customers and obtain new time charters, for which we will face substantial competition from new entrants and established companies with significant resources.

One of our principal objectives is to acquire additional containerships in conjunction with entering into long-term, fixed-rate charters for these vessels. The process of obtaining new fixed-rate charters is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. Generally, we compete for charters based upon charter rate, customer relationships, operating expertise, professional reputation and containership specifications, including size, age and condition.

In addition, as vessels age, it can be more difficult to employ them on profitable time charters, particularly during periods of decreased demand in the charter market. Accordingly, we may find it difficult to continue to find profitable employment for our vessels as they age.

We face substantial competition from a number of experienced companies, including state-sponsored entities and financial organizations. Some of these competitors have significantly greater financial resources than we do, and can therefore operate larger fleets and may be able to offer better charter rates. In the future, we may also face competition from reputable, experienced and well-capitalized marine transportation companies, including state-sponsored entities, that do not currently own containerships, but may choose to do so. Any increased competition may cause greater price competition for time charters, as well as for the acquisition of high-quality secondhand vessels and newbuilding vessels. Further, since the charter rate is generally considered to be one of the principal factors in a charterer’s decision to charter a vessel, the rates offered by our competitors can place downward pressure on rates throughout the charter market. On the other hand, consolidation among liner companies and the creation of alliances among liner companies have increased their negotiation power. As a result of these factors, we may be unable to charter our containerships, expand our relationships with existing customers or to obtain new customers on a profitable basis, if at all, which could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our unit holders and repurchases of common units.

Due to our lack of diversification, adverse developments in the container shipping industry could reduce our ability to service our debt obligations and make distributions to our unit holders and repurchases of common units.

We rely exclusively on the cash flow generated from charters for our containerships and our fleet is focused on a limited size and type of vessel. After giving effect to the acquisition of the two containerships of which we expect to take delivery in the fourth quarter of 2018, 25 of the 30 containerships we will own will be between 3,450 TEU and 4,730 TEU. The number of vessels with 10,000 or more TEU capacity has increased substantially since 2006, and as of April 1, 2018, vessels over 10,000 TEU account for nearly 30% of the world containership fleet in terms of fleet capacity, while vessels above 13,300 TEU represent 17% of fleet capacity. Based on containership order data, we expect the increase in containership vessel capacity will continue. Due to the current evolution to larger vessels there can be adjustments to trade patterns, particularly on the main trade lanes, as smaller replaced ships may cascade down to secondary trade lanes, as long as there is sufficient demand and the physical infrastructure is in place to accommodate them. Therefore, the development of large ships not only impacts the trade lanes in which these ships are used, but the entire maritime transport chain as well. As a result, we cannot assure you that we will be able to successfully renew the charters for our size vessels at favorable rates, if at all, which may have an adverse effect on our revenues, profitability, cash flows and our ability to comply with the financial covenants in our loan agreements.

In addition, under the Omnibus Agreement, we have agreed that we will own and operate only containerships. Due to our lack of diversification, an adverse development in the container shipping industry would have a significantly greater impact on our financial condition and results of operations than if we maintained more diverse assets or lines of business. An adverse development could also impair our ability to service debt or make distributions to our unit holders and repurchases of common units.

We currently have a majority of our vessels on short-term and medium-term charters and we expect to continue to charter a portion of our fleet on short-term to medium-term charters in the future. As a result, the charter rates we obtain are less predictable than rates we would capture under longer-term charters, which may have an adverse impact on our growth. The current time charters for eight of our 30 containerships, including the two containerships of which we expect to take delivery in the fourth quarter of 2018, will expire before the end of 2018. While we generally expect to be able to obtain time charters for our vessels within a reasonable period prior to their time charter expiry or delivery, as applicable, we cannot be assured that this will occur in any particular case, or at all. The current economic conditions have reduced the demand for long-term time charters while the supply of containerships has increased due to newbuilding deliveries and the ongoing consolidation among liner companies. In addition, even if a short-term time charter is secured it may be at unprofitable rates and may not be continuous, leaving the vessels idle for some days in between charters. If there is a downward trend in the market, we expect to have difficulty entering into multi-year, fixed-rate time charters for our containerships due to the increased supply of containerships and the possibility of lower rates in the spot market. We would then have to charter more of our containerships for shorter periods upon expiration or early termination of the current charters. As a result, our revenues, cash flows and profitability would then reflect fluctuations in the short-term charter market and become more volatile. It may also become more difficult or expensive to finance or re-finance vessels that do not have long-term employment at fixed rates. In addition, we may have to enter into charters based on changing market prices, as opposed to contracts based on fixed rates, which would increase the volatility of our revenues, cash-flows and profitability and, during a prolonged period of depressed charter rates, could also result in a decrease in our revenues, cash flows and profitability. If we are unable to re-charter these containerships or obtain new time charters at favorable rates or at all, it could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our unit holders and repurchases of common units.

An increase in trade protectionism and the unraveling of multilateral trade agreements could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

Our operations expose us to the risk that increased trade protectionism will adversely affect our business. Recently, government leaders have declared that their countries may turn to trade barriers to protect or revive their domestic industries in the face of foreign imports, thereby depressing the demand for shipping. The United Kingdom recently resolved to leave the European Union, and it is not yet clear how it plans to approach international trade with the European Union and other trade partners. In the United States, the current administration has created significant uncertainty about the future relationship between the United States and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. The U.S. presidential administration has stated that it rejects multilateral trade agreements in favor of bilateral relations and purports to seek more favorable terms in its dealings with its trade partners. The U.S. administration has indicated that it may resort to aggressive tactics, such as the imposition of punitive tariffs, in order to secure achieve these goals.

Restrictions on imports, including in the form of tariffs, could have a major impact on global trade and demand for shipping. Specifically, increasing trade protectionism in the markets that our charterers serve may cause an increase in (i) the cost of goods exported from exporting countries such as China and Mexico, (ii) the length of time required to deliver goods from exporting countries, (iii) the costs of such delivery and (iv) the risks associated with exporting goods. These factors may result in a decrease in the quantity of goods to be shipped. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade, including trade between the United States and China. These developments would have an adverse impact on our charterers’ business, operating results and financial condition. This could, in turn, affect our charterers’ ability to make timely charter hire payments to us and impair our ability to renew charters and grow our business. This could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our unit holders and repurchases of common units.

A decrease in the level of China’s export of goods or an increase in trade protectionism could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

China exports considerably more goods than it imports. Our containerships are deployed on routes involving containerized trade in and out of emerging markets, and our charterers’ container shipping and business revenue may be derived from the shipment of goods from the Asia Pacific region, including China, to various overseas export markets including the United States and Europe. Any reduction in or hindrance to the output of China-based exporters could have a material adverse effect on the growth rate of China’s exports and on our charterers’ business. For instance, the government of China has implemented economic policies aimed at increasing domestic consumption of Chinese-made goods. This may have the effect of reducing the supply of goods available for export and may, in turn, result in a decrease of demand for container shipping. Additionally, while there is an increasing level of autonomy and a gradual shift in emphasis to a “market economy” and enterprise reform in China, many of the reforms, particularly some limited price reforms that result in the prices for certain commodities being principally determined by market forces, are unprecedented or experimental and may be subject to revision, change or abolition. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government.

In China, trade protectionism may cause (i) a decrease in cargoes available to our charterers in favor of Chinese charterers and Chinese owned ships and (ii) an increase in the risks associated with importing goods to China. Any increased trade barriers or restrictions on trade, especially trade with China, would have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us.

In addition, China has enacted a new tax for non-resident international transportation enterprises engaged in the provision of services of passengers or cargo, among other items, in and out of China using their own, chartered or leased vessels, including any stevedore, warehousing and other services connected with the transportation. The new regulation broadens the range of international transportation companies which may find themselves liable for Chinese enterprise income tax on profits generated from international transportation services passing through Chinese ports. This tax or similar regulations by China may reduce our operating results and may also result in an increase in the cost of goods exported from China and the risks associated with exporting goods from China, as well as a decrease in the quantity of goods to be shipped from or through China, which would have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us.

We conduct a substantial amount of business in China. The legal system in China has inherent uncertainties that could limit the legal protections available to us and could have a material adverse impact on our business, results of operations, financial condition and cash flows.

Many of our vessels regularly call to ports in China and we have entered into a sale and leaseback transaction in respect of 14 of our vessels with a Chinese financial institution. Although our charters and sale and leaseback agreements are governed by English law, we may have difficulties enforcing a judgment rendered by an English court (or other non-Chinese court) in China. Such charters and any additional agreements that we enter into with Chinese counterparties, may be subject to new regulations in China that may require us to incur new or additional compliance or other administrative costs and pay new taxes or other fees to the Chinese government. Changes in laws and regulations, including with regards to tax matters, and their implementation by local authorities could affect our vessels chartered to Chinese customers as well as our vessels calling to Chinese ports and could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our unit holders and repurchases of common units.

We may be unable to obtain additional debt financing for future acquisitions of vessels and to fund payments in respect of any newbuilding orders that we may place in the future.

Our ability to borrow against the ships in our existing fleet and any ships we may acquire in the future largely depends on the existence of time charter employment of the ship and on the value of the ships, which in turn depends in part on charter hire rates and the creditworthiness of our charterers. The actual or perceived credit quality of our charterers, any defaults by them, any decline in the market value of our fleet and the lack of long-term employment of our ships may materially affect our ability to obtain the additional capital resources that we will require to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing or committing to financing on unattractive terms could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our unit holders and repurchases of common units.

Our credit facilities or other financing arrangements contain payment obligations and restrictive covenants that may limit our liquidity and our ability to expand our fleet. A failure by us to meet our obligations under our credit facilities could result in an event of default under such credit facilities and foreclosure on our vessels.

Our credit facilities impose certain operating and financial restrictions on us. These restrictions in our existing credit facilities generally limit our and our subsidiaries’ ability to, among other things:

•	incurring or guaranteeing indebtedness;

•	entering into affiliate transactions other than on arm’s length terms;

•	charging, pledging or encumbering our vessels;

•	changing the flag, class, management or ownership of our vessels;

•	acquiring any vessel or permitting any guarantor to acquire any further assets or make investments;

•	purchasing or otherwise acquiring for value any shares of our capital;

•	declaring or paying any distributions; or

•	permitting any guarantor to form or acquire any subsidiaries.

Our credit facilities also require that our vessels comply with the ISM Code and ISPS Code and maintain safety management certificates and documents of compliance at all times. Additionally, our credit facilities require compliance with certain financial covenants, including maintenance covenants, such as loan-to-value ratio, minimum liquidity, net worth and ratio of liabilities-to-assets, as defined in the agreements governing our credit facilities. In addition, it is a requirement under our credit facilities that Navios Holdings, Navios Partners, Angeliki Frangou and their respective affiliates collectively own at least 25% of us. After giving effect to the Distribution, Navios Holdings, Navios Partners, Angeliki Frangou and their respective affiliates will collectively own approximately 37.2% of us.

A failure to meet our payment and other obligations could lead to defaults under our credit facilities. Our lenders could then accelerate our indebtedness and foreclose on the vessels in our fleet securing those credit facilities, which could result in the acceleration of other indebtedness that we may have at such time and the commencement of similar foreclosure proceedings by other lenders. If any of these events occur, we cannot guarantee that our assets will be sufficient to repay in full all of our outstanding indebtedness and we may be unable to find alternative financing. Even if we could obtain alternative financing, such financing may not be on terms that are favorable or acceptable. The loss of these vessels would have a material adverse effect on our operating results and financial condition. For additional information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Cash Sources and Uses.”

Substantial debt levels may limit our ability to obtain additional financing and pursue other business opportunities.

As of September 30, 2018, we had outstanding indebtedness of approximately $200.5 million. For additional information, see “Capitalization”. We also expect to incur additional indebtedness as we grow our fleet or in order to cover its operational needs. This level of debt could have important consequences to us, including the following:

•

our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

•

we may need to use a substantial portion of our cash from operations to make principal and interest payments on our debt, thereby reducing the funds that would otherwise be available for operations, future business opportunities, distributions to our unit holders and repurchases of common units;

•	our debt level could make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally; and

•	our debt level may limit our flexibility in responding to changing business and economic conditions.

Our ability to service our debt depends upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. We may not be able to refinance all or part of our maturing debt on favorable terms, or at all. If our operating income is not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing or discontinuing distributions and repurchases of common units, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.

In the future, we may change our operational and financial model by replacing amortizing debt in favor of non-amortizing debt with a higher fixed or floating rate without unit holder approval, which may increase our risk of defaulting on our indebtedness if market conditions become unfavorable.

We may have difficulty properly managing our growth through acquisitions of secondhand, or potentially new vessels, and we may not realize expected benefits from these acquisitions, which may negatively impact our cash flows, liquidity and our ability to make distributions to our unit holders and repurchases of common units.

We intend to grow our business through selective acquisitions of quality secondhand vessels to the extent that they are available and may order newbuilding vessels in the future. Our future growth will primarily depend on:

•	the availability of employment for our vessels;

•	locating and identifying suitable quality secondhand vessels;

•	obtaining required financing on acceptable terms;

•	consummating vessel acquisitions;

•	enlarging our customer base;

•	continuing to meet technical and safety performance standards;

•	managing significant acquisitions and integrating newly acquired vessels into our fleet;

•	the potential to identify and enter into shipbuilding contracts at acceptable prices; and

•	the operations of the shipyards that build any newbuilding vessels that we may order in the future and any delays in delivery that may arise as a result.

Vessel values are correlated with charter rates. During periods in which charter rates are high, vessel values are generally high as well, and it may be difficult to consummate ship acquisitions or potentially enter into shipbuilding contracts in the future at favorable prices. During periods in which charter rates are low and employment is scarce, vessel values are low and any vessel acquired without time charter attached will automatically incur additional expenses to operate, insure, maintain and finance the vessel thereby significantly increasing the acquisition cost. In addition, any vessel acquisition may not be profitable at or after the time of acquisition and may not generate cash flows sufficient to justify the investment. We may not be successful in executing any future growth plans and we cannot give any assurance that we will not incur significant expenses and losses in connection with such growth efforts. Other risks associated with vessel acquisitions that may harm our business, financial condition and operating results include the risks that we may:

•	fail to realize anticipated benefits, such as new customer relationships, cost-savings or cash flow enhancements;

•	decrease our liquidity by using a significant portion of available cash or borrowing capacity to finance acquisitions;

•	significantly increase our interest expense or financial leverage if we incur additional debt to finance acquisitions;

•	incur or assume unanticipated liabilities, losses or costs associated with any vessels or businesses acquired; or

•	incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

Unlike newbuilding vessels, secondhand vessels typically do not carry warranties as to their condition. While we generally inspect existing vessels prior to purchase, such an inspection would normally not provide us with as much knowledge of a vessel’s condition as we would possess if it had been built for us and operated by us during its life. Repairs and maintenance costs for secondhand vessels are difficult to predict and may be substantially higher than for vessels we have operated since they were built. These costs could decrease our cash flows, liquidity and our ability to make distributions to our unit holders and repurchases of common units.

Additionally, if the delivery of any vessel is materially delayed or cancelled, especially if we have committed the vessel to a charter for which we become responsible for substantial liquidated damages to the customer as a result of the delay or cancellation, our business, financial condition and results of operations, which would materially and adversely affect our business, results of operations, financial condition and cash flows, including cash available for distributions to our unit holders and repurchases of common units.

Unless we set aside reserves or are able to borrow funds for vessel replacement, at the end of the useful lives of our vessels our revenue will decline, which would adversely affect our business, results of operations and financial condition.

Our fleet of 30 containerships, after giving effect to the acquisition of the two containerships, of which we expect to take delivery in the fourth quarter of 2018 and the two optional vessels of which we expect to take delivery in the first and second quarter of 2019, assuming the options relating to those two vessels are exercised, has an average age of 10.2 years. See “Business—Description of Fleet.” Unless we maintain reserves or are able to borrow or raise funds for vessel replacement, we will be unable to replace the older vessels in our fleet. Our cash flows and income are dependent on the revenues earned by the chartering of our containerships. The inability to replace the vessels in our fleet upon the expiration of their useful lives could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our unit holders and repurchases of common units.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings.

As noted above, our fleet of 30 containerships, after giving effect to the acquisition of the two containerships, of which we expect to take delivery in the fourth quarter of 2018 and the two optional vessels of which we expect to take delivery in the first and second quarter of 2019, assuming the options relating to those two vessels are exercised, has an average age of 10.2 years. In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As our fleet ages, we will incur increased costs. Older vessels may require longer and more expensive dry-dockings, resulting in more off-hire days and reduced revenue. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. In addition, older vessels are often less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of a vessel may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our containerships may engage. See “Business—Description of Fleet.” We cannot assure you that, as our vessels age, market conditions will justify such expenditures or will enable us to profitably operate our older vessels.

The Manager may be unable to attract and retain qualified, skilled employees or crew necessary to operate our vessels and business or may have to pay increased crew and other vessel operating costs.

Acquiring and renewing time charters with leading liner companies depends on a number of factors, including our ability to man our containerships with suitably experienced, high-quality masters, officers and crews. Our success will depend in part on the Manager’s ability to attract, hire, train and retain highly skilled and qualified personnel. In crewing our vessels, we require technically skilled employees with specialized training who can perform physically demanding work. Competition to attract, hire, train and retain qualified crew members is intense, and crew manning costs continue to increase. If we are not able to increase our hire rates to compensate for any crew cost increases, our business, financial condition, results of operations and ability to make cash distributions to our unit holders and repurchases of common units may be adversely affected. Any inability we experience in the future to attract, hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our business.

Fuel price fluctuations may have an adverse effect on our profits.

The cost of fuel is a significant factor in negotiating charter rates and can affect us in both direct and indirect ways. This cost will be borne by us when our containerships are not employed or are employed on voyage charters or contracts of affreightment. We currently have no voyage charters or contracts of affreightment, but we may enter into such arrangements in the future, and to the extent we do so, an increase in the price of fuel beyond our expectations may adversely affect our profitability. Even where the cost of fuel is borne by the charterer, which is the case with all of our existing time charters, that cost may affect the level of charter rates that charterers are prepared to pay. Rising costs of fuel will make our older and less fuel efficient vessels less competitive compared to the more fuel efficient newer vessels or compared with vessels which can utilize less expensive fuel and may reduce their charter hire, limit their employment opportunities and force us to employ them at a discount compared to the charter rates commanded by more fuel efficient vessels or not at all.

Falling costs of fuel may lead our charterers to abandon slow steaming, thereby releasing additional capacity into the market and exerting downward pressure on charter rates or may lead our charterers to employ older, less fuel efficient vessels which may drive down charter rates and make it more difficult for us to secure employment for our newer vessels.

The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geo-political developments, supply and demand for oil, actions by members of the OPEC and other oil and gas producers, economic or other sanctions levied against oil and gas producing countries, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations.

Our vessels may be subject to unbudgeted periods of off-hire, which could materially adversely affect our business, financial condition and results of operations.

Under the terms of the charter agreements under which our vessels operate, when a vessel is “off-hire,” or not available for service or otherwise deficient in its condition or performance, the charterer generally is not required to pay the hire rate, and we will be responsible for all costs (including the cost of bunker fuel) unless the charterer is responsible for the circumstances giving rise to the lack of availability. A vessel generally will be deemed to be off-hire if there is an occurrence preventing the full working of the vessel due to, among other things:

•	operational deficiencies;

•	the removal of a vessel from the water for repairs, maintenance or inspection, which is referred to as drydocking;

•	equipment breakdowns;

•	delays due to accidents or deviations from course;

•	occurrence of hostilities in the vessel’s flag state or in the event of piracy;

•	crewing strikes, labor boycotts, certain vessel detentions or similar problems; or

•	our failure to maintain the vessel in compliance with its specifications, contractual standards and applicable country of registry and international regulations or to provide the required crew.

Under some of our charters, the charterer is permitted to terminate the time charter if the vessel is off-hire for an extended period, which is generally defined as a period of 90 or more consecutive off-hire days. Under some circumstances, an event of force majeure may also permit the charterer to terminate the time charter or suspend payment of charter hire.

As we do not maintain off-hire insurance except in cases of loss of hire up to a limited number of days due to war or piracy events any extended off-hire period could have a material adverse effect on our results of operations, cash flows and financial condition.

We must make substantial capital expenditures to maintain the operating capacity of our fleet and acquire vessels, which may reduce the amount of cash for distributions to our unit holders and repurchases of common units.

We must make substantial capital expenditures to maintain the operating capacity of our fleet and replace, over the long-term, the operating capacity of our fleet and we generally expect to finance these maintenance capital expenditures with cash balances or credit facilities. In addition, we will need to make substantial capital expenditures to acquire vessels in accordance with our growth strategy. These expenditures could increase as a result of, among other things: the cost of labor and materials; customer requirements; the size of our fleet; the cost of replacement vessels; the length of charters; governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment; competitive standards; and the age of our ships. Significant capital expenditures, including to maintain and replace, over the long-term, the operating capacity of our fleet, as well as to comply with environmental and safety regulations, may reduce or eliminate the amount of cash available for distribution to our unit holders and repurchases of common units.

We are a holding company and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make distributions and repurchases of common units.

We are a holding company and our subsidiaries conduct all of our operations and own all of our operating assets, including our ships. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to pay our obligations and to make distributions and repurchases of common units depends entirely on our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, or by the law of their respective jurisdiction of incorporation which regulates the payment of distributions. If we are unable to obtain funds from our subsidiaries, our board of directors may exercise its discretion not to declare or make distributions and repurchases of common units.

The loss of key members of our senior management team could disrupt the management of our business.

We believe that our success depends on the continued contributions of the members of our senior management team, including Angeliki Frangou, our Chairman and Chief Executive Officer. The loss of the services of Ms. Frangou or one of our other executive officers or senior management members could impair our ability to identify and secure new charter contracts, to maintain good customer relations and to otherwise manage our business, which could have a material adverse effect on our financial performance and our ability to compete.

We depend on Navios Holdings and its affiliates to assist us in operating and expanding our business.

Pursuant to the Management Agreement between us and the Manager, an affiliate of our general partner, the Manager provides to us significant commercial and technical management services (including the commercial and technical management of our vessels, vessel maintenance and crewing, purchasing and insurance and shipyard supervision). In addition, pursuant to the Administrative Services Agreement between us and the Manager, the Manager provides to us significant administrative, financial and other support services. Our operational success and ability to execute our growth strategy will depend significantly upon the Manager’s satisfactory performance of these services. Our business will be harmed if the Manager fails to perform these services satisfactorily, if the Manager cancels either of these agreements, or if the Manager stops providing these services to us.

Our ability to enter into new charters and expand our customer relationships will depend largely on our ability to leverage our relationship with Navios Holdings and its reputation and relationships in the shipping industry. If Navios Holdings suffers material damage to its reputation or relationships, it may harm our ability to:

•	renew existing charters upon their expiration;

•	obtain new charters;

•	successfully interact with shipyards during periods of shipyard construction constraints;

•	obtain financing on commercially acceptable terms; or

•	maintain satisfactory relationships with suppliers and other third parties.

If our ability to do any of the things described above is impaired, it could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions and repurchases of common units.

Technological innovation could reduce our charter hire income and the value of our vessels.

The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new vessels are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels and the resale value of our vessels could significantly decrease. As a result, our results of operations and financial condition could be adversely affected.

Increased competition in technology and innovation could reduce our charter hire income and the value of our vessels.

The charter rates and the value and operational life of a vessel are determined by a number of factors, including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed and fuel economy. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. Physical life is related to the original design and construction, maintenance and the impact of the stress of operations. If new ship designs currently promoted by shipyards as being more fuel efficient perform as promoted, or if new containerships are built in the future that are more efficient or flexible or have longer physical lives than our vessels, competition from these more technologically advanced containerships could adversely affect our ability to re-charter, the amount of charter hire payments that we receive for our containerships once their current time charters expire and the resale value of our containerships. This could adversely affect our revenues and cash flows, and our ability to service our debt or make distributions to our unit holders and repurchases of common units.

We are subject to various laws, regulations and conventions, including environmental and safety laws that could require significant expenditures both to maintain compliance with such laws and to pay for any uninsured environmental liabilities including any resulting from a spill or other environmental incident.

The shipping business and vessel operation are materially affected by government regulation in the form of international conventions, national, state and local laws, and regulations in force in the jurisdictions in which vessels operate, as well as in the country or countries of their registration. Governmental regulations, safety or other equipment standards, as well as compliance with standards imposed by maritime self-regulatory organizations and customer requirements or competition, may require us to make capital and other expenditures. Because such conventions, laws and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations, or the impact thereof on the fair market price or useful life of our vessels. In order to satisfy any such requirements, we may be required to take any of our vessels out of service for extended periods of time, with corresponding losses of revenues. In the future, market conditions may not justify these expenditures or enable us to operate our vessels, particularly older vessels, profitably during the remainder of their economic lives. This could lead to significant asset write downs. In addition, violations of environmental and safety regulations can result in substantial penalties and, in certain instances, seizure or detention of our vessels.

Additional conventions, laws and regulations may be adopted that could limit our ability to do business, require capital expenditures or otherwise increase our cost of doing business, which may materially adversely affect our operations, as well as the shipping industry generally. For example, in various jurisdictions, legislation has been enacted, or is under consideration, that would impose more stringent requirements on air pollution and effluent discharges from our vessels. For example, the International Maritime Organization (the “IMO”) periodically proposes and adopts amendments to revise the International Convention for the Prevention of Pollution from Ships (“MARPOL”), such as the revision to Annex VI which came into force on July 1, 2010. The revised Annex VI implements a phased reduction of the sulfur content of fuel and allows for stricter sulfur limits in designated emission control areas (“ECAs”). Thus far, ECAs have been formally adopted for the Baltic Sea area (limits SOx emissions only); the North Sea area including the English Channel (limiting SOx emissions only) and the North American ECA (which came into effect on August 1, 2012 limiting SOx, NOx and particulate matter emissions). In October 2016, the IMO approved the designation of the North Sea and the Baltic Sea as ECAs for NOx under Annex VI, which would take effect in January 2021. The U.S. Caribbean Sea ECA entered into force on January 1, 2013 and has been effective since January 1, 2014, limiting SOx, NOx and particulate matter emissions. In January 2015, the limit for fuel oil sulfur levels fell to 0.10% mass by mass (“m/m”) in ECAs established to limit SOx and particulate matter emissions.

After considering the issue for many years, the IMO announced on October 27, 2016 that it was proceeding with a requirement for 0.5% m/m sulfur content in marine fuel (down from current levels of 3.5%) outside the ECAs starting on January 1, 2020. Under Annex VI, the 2020 date was subject to review as to the availability of the required fuel oil. Annex VI required the fuel availability review to be completed by 2018 but was ultimately completed in 2016. In April 2018, the IMO’s Marine Environment Protection Committee (“MEPC”) further prohibited the carriage of non-compliant fuel after 2020, unless a ship is fitted with an equivalent arrangement to reduce emissions, such as a scrubber. Therefore, by 2020, ships will be required to remove sulfur from emissions through the use of emission control equipment, or purchase marine fuel with 0.5% sulfur content, which may see increased demand and higher prices due to supply constraints. Installing pollution control equipment or using lower sulfur fuel could result in significantly increased costs to our company. Similarly MARPOL Annex VI requires Tier III standards for NOx emissions to be applied to ships constructed and engines installed in ships operating in NOx ECAs from January 1, 2016.

Certain jurisdictions have adopted more stringent requirements. For instance, California has adopted more stringent low sulfur fuel requirements within California-regulated waters. Compliance with new emissions standards could require modifications to vessels or the use of more expensive fuel. While it is unclear how new emissions standards will affect the employment of our vessels, over time it is possible that ships not retrofitted to comply with new standards may become less competitive.

In addition, the IMO, the United States and states within the United States have proposed or implemented requirements relating to the management of ballast water to prevent the harmful effects of foreign invasive species. In February 2004, the IMO adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”). The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, as well as other obligations including recordkeeping requirements and implementation of a Ballast Water and Sediments Management Plan. The BWM Convention stipulated that it would not enter into force until twelve months after it has been adopted by at least 30 states, the combined merchant fleets of which represent at least 35% of the gross tonnage of the world’s merchant shipping. With Finland’s accession to the Agreement on September 8, 2016, the 35% threshold was reached, and the BWM convention entered into force on September 8, 2017. Thereafter, on October 19, 2016, Panama also acceded to the BWM convention, adding its 18.02% of world gross tonnage. As of February 7, 2017, the BWM Convention had 54 contracting states for 53.30% of world gross tonnage. Although new ships constructed after September 8, 2017 must comply on delivery with the BWM Convention, implementation of the BWM Convention has been delayed for existing vessels (constructed prior to September 8, 2017) for a further two years. For such existing vessels, installation of ballast water management systems must take place at the first renewal survey following September 8, 2017 (the date the BWM Convention entered into force). The BWM Convention requires ships to manage ballast water in a manner that removes, renders harmless or avoids the update or discharge of aquatic organisms and pathogens within ballast water and sediment. Recently updated Ballast Water and Sediment Management Plan guidance includes more robust testing and performance specifications. The entry of the BWM Convention and revised guidance, as well as similar ballast water treatment requirements in certain jurisdictions (such as the United States and states within the United States), will likely result in substantial compliance costs relating to the installation of equipment on our vessels to treat ballast water before it is discharged and other additional ballast water management and reporting requirements.

The operation of vessels is also affected by the requirements set forth in the International Safety Management Code (the “ISM Code”). The ISM Code requires ship owners and bareboat charterers to develop and maintain an extensive Safety Management System (the “SMS”) that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe vessel operation and describing procedures for dealing with emergencies. Further to this, the IMO has introduced the first ever mandatory measures for an international greenhouse gas reduction regime for a global industry sector. These energy efficiency measures took effect on January 1, 2013 and apply to all ships of 400 gross tonnage and above. They include the development of a ship energy efficiency management plan (the “SEEMP”), which is akin to a safety management plan, with which the industry will have to comply. The failure of a ship owner or bareboat charterer to comply with the ISM Code and IMO measures may subject such party to withdrawal of the permit to operate or manage the vessels, increased liability, decreased available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports.

International liability for oil pollution is governed in part by the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”). In 2001, the IMO adopted the Bunker Convention, which imposes strict liability on ship owners for pollution damage and response costs incurred in contracting states caused by discharges, or threatened discharges, of bunker oil from all classes of ships not covered by the International Convention for Civil Liability for Oil Pollution Damage (the “CLC”), which governs pollution from tankers. The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance to cover their liability for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime, including liability limits calculated in accordance with the Convention on Limitation of Liability for Maritime Claims 1976, as amended (the “1976 Convention”), discussed in more detail in the following paragraph. The Bunker Convention became effective in contracting states on November 21, 2008. In non-contracting states, liability for such bunker oil pollution typically is determined by the national or other domestic laws in the jurisdiction where the spillage occurs.

The Bunker Convention also provides vessel owners a right to limit their liability, depending on the applicable national or international regime. The 1976 Convention is the most widely applicable international regime limiting maritime pollution liability. Rights to limit liability under the 1976 Convention are forfeited where a spill is caused by a ship owner’s intentional or reckless conduct. Certain jurisdictions have ratified the IMO’s Protocol of 1996 to the 1976 Convention, referred to herein as the “Protocol of 1996.” The Protocol of 1996 provides for substantially higher liability limits in those jurisdictions than the limits set forth in the 1976 Convention. Finally, some jurisdictions, such as the United States, are not a party to either the 1976 Convention or the Protocol of 1996, and, therefore, a ship owner’s rights to limit liability for maritime pollution in such jurisdictions may be uncertain.

Environmental legislation in the United States merits particular mention as it is in many respects more onerous than international laws, representing a high-water mark of regulation with which ship owners and operators must comply, and of liability likely to be incurred in the event of non-compliance or an incident causing pollution. Though it has been eight years since the Deepwater Horizon oil spill in the Gulf of Mexico (the “Deepwater Horizon incident”), such regulation may become even stricter because of the incident’s impact. In the United States, the Oil Pollution Act of 1990 (“OPA 90”) establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from cargo and bunker oil spills from vessels. OPA 90 covers all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in U.S. waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone. Under OPA 90, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or substantial threats of discharges, of oil from their vessels. The U.S. Congress has in the past considered bills to strengthen certain requirements of OPA 90; similar legislation may be introduced in the future. Further, under the federal Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) and similar state laws, investigation and cleanup requirements for threatened or actual releases of hazardous substances may be imposed upon owners and operators of vessels, on a joint and several basis, regardless of fault or the legality of the original activity that resulted in the release of hazardous substances.

In addition to potential liability under the federal OPA 90 and CERCLA, vessel owners may in some instances incur liability on an even more stringent basis under state law in the particular state where the spillage occurred. For example, California regulations prohibit the discharge of oil, require an oil contingency plan be filed with the state, require that the ship owner contract with an oil response organization and require a valid certificate of financial responsibility, all prior to the vessel entering state waters.

In recent years, the European Union has become increasingly active in the field of regulation of maritime safety and protection of the environment. In some areas of regulation the European Union has introduced new laws without attempting to procure a corresponding amendment to international law. Notably, in 2005 the European Union adopted a directive, as amended in 2009, on ship-source pollution, imposing criminal sanctions for pollution not only where pollution is caused by intent or recklessness (which would be an offence under MARPOL), but also where it is caused by “serious negligence.” The concept of “serious negligence” may be interpreted in practice to be little more than ordinary negligence. The directive could therefore result in criminal liability being incurred in circumstances where it would not be incurred under international law.

Criminal liability for a pollution incident could not only result in us incurring substantial penalties or fines, but may also, in some jurisdictions, facilitate civil liability claims for greater compensation than would otherwise have been payable.

We maintain insurance coverage for each owned vessel in our fleet against pollution liability risks in the amount of $1.0 billion in the aggregate for any one event. The insured risks include penalties and fines as well as civil liabilities and expenses resulting from accidental pollution. However, this insurance coverage is subject to exclusions, deductibles and other terms and conditions. If any liabilities or expenses fall within an exclusion from coverage, or if damages from a catastrophic incident exceed the aggregate liability of $1.0 billion for any one event, our cash flow, profitability and financial position would be adversely impacted.

Climate change and government laws and regulations related to climate change could negatively impact our financial condition.

We are and will be, directly and indirectly, subject to the effects of climate change and may, directly or indirectly, be affected by government laws and regulations related to climate change. A number of countries have adopted or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions, such as carbon dioxide, methane, and nitrogen oxides. In the U.S., the United States Environmental Protection Agency (the “EPA”) has declared greenhouse gases to be dangerous pollutants and has issued greenhouse gas reporting requirements for emissions sources in certain industries (which currently do not include the shipping industry). The EPA does require owners of vessels subject to MARPOL Annex VI to maintain records for nitrogen oxides standards and in-use fuel specifications. In addition, while the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change (the “UNFCCC”), which requires adopting countries to implement national programs to reduce greenhouse gas emissions, the IMO intends to develop limits on greenhouse gases from international shipping. It has responded to the global focus on climate change and greenhouse gas emissions by developing specific technical and operational efficiency measures and a work plan for market-based mechanisms in 2011. These include the mandatory measures of the SEEMP, outlined above, and an energy efficiency design index (“EEDI”) for new ships. The IMO is also considering its position on market-based measures through an expert working group. Among the numerous proposals being considered by the working group are the following: a port state levy based on the amount of fuel consumed by the vessel on its voyage to the port in question; a global emissions trading scheme which would allocate emissions allowances and set an emissions cap; and an international fund establishing a global reduction target for international shipping, to be set either by the UNFCCC or the IMO.

At its 64th session (2012), the IMO’s MEPC indicated that 2015 was the target year for member states to identify market-based measures for international shipping. At its 66th session (2014), the MEPC continued its work on developing technical and operational measures relating to energy-efficiency measures for ships, following the entry into force of the mandatory efficiency measures on January 1, 2013. It adopted the 2014 Guidelines on the Method of Calculation of the Attained EEDI, applicable to new ships. It further adopted amendments to MARPOL Annex VI concerning the extension of the scope of application of the EEDI to Liquefied Natural Gas (“LNG”) carriers, ro-ro cargo ships (vehicle carriers), ro-ro cargo ships, ro-ro passenger ships and cruise passengers ships with nonconventional propulsion. At its 67th session (2014), the MEPC adopted the 2014 Guidelines on survey and certification of the EEDI, updating the previous version to reference ships fitted with dual-fuel engines using LNG and liquid fuel oil. The MEPC also adopted amendments to the 2013 Interim Guidelines for determining minimum propulsion power to maintain the maneuverability of ships in adverse conditions, to make the guidelines applicable to phase 1 (starting January 1, 2015) of the EEDI requirements. At its 68th session (2015), the MEPC amended the 2014 Guidelines on EEDI survey and certification as well as the method of calculating of EEDI for new ships, the latter of which was again amended at the 70th session (2016). At its 70th session, the MEPC also adopted mandatory requirements for ships of 5,000 gross tonnage or greater to collect fuel consumption data for each type of fuel used, and report the data to the flag State after the end of each calendar year.

In December 2011, UN climate change talks took place in Durban and concluded with an agreement referred to as the Durban Platform for Enhanced Action. The Durban Conference did not result in any proposals specifically addressing the shipping industry’s role in climate change but the progress that has been made by the IMO in this area was widely acknowledged throughout the negotiating bodies of the UNFCCC process, and an ad hoc working group was established.

Although regulation of greenhouse gas emissions in the shipping industry was discussed during the 2015 UN Climate Change Conference in Paris (the “Paris Conference”), the agreement reached among the 195 nations did not expressly reference the shipping industry. Following the Paris Conference, the IMO announced it would continue its efforts on this issue at the MEPC, and at its 70th session, the MEPC approved a Roadmap for developing a comprehensive greenhouse gas emissions reduction strategy for ships, which includes the goal of adopting an initial strategy and emission reduction commitments in 2018. In April 2018, the IMO’s MEPC adopted the initial strategy to reduce greenhouse gas emissions from shipping by at least 50% by 2050 compared to 2008 levels, while pursuing efforts towards phasing them out entirely, as a pathway towards greenhouse gas emissions reduction consistent with the Paris Agreement’s temperature goals. The initial strategy is due to be revised and adopted by 2023.

The European Union announced in April 2007 that it planned to expand the European Union emissions trading scheme (“ETS”) by adding vessels as ETS-regulated businesses required to report on carbon emissions and subject to a credit trading system for carbon allowances. A proposal from the European Commission (“EC”) was expected if no global regime for reduction of seaborne emissions had been agreed to by the end of 2011. On October 1, 2012, the EC announced that it would propose measures to monitor, verify and report on greenhouse- gas emissions from the shipping sector. On June 28, 2013, the EC adopted a communication setting out a strategy for progressively including greenhouse gas emissions from maritime transport in the European Union’s policy for reducing its overall greenhouse gas emissions. The first step proposed by the EC was an EU Regulation (as defined below) for an EU-wide system for the monitoring, reporting and verification of carbon dioxide emissions from large ships starting in 2018. The EU Regulation (2015/757) was adopted on April 29, 2015 and took effect on July 1, 2015, with monitoring, reporting and verification requirements beginning on January 1, 2018. This Regulation appears to be indicative of an intent to maintain pressure on the international negotiating process. The EC also adopted an Implementing Regulation, which entered into force in November 2016, setting templates for monitoring plans, emissions reports and compliance documents pursuant to Regulation 2015/757.

In February 2017, European Union member states met to consider independently regulating the shipping industry under the ETS. On February 15, 2017, European Parliament voted in favor of a bill to include maritime shipping in the ETS by 2023 if the IMO has not promulgated a comparable system by 2021. In November 2017, the Council of Ministers, the European Union’s main decision making body, agreed that the European Union should act on shipping emissions by 2023 if the IMO fails to deliver effective global measures. Last year, IMO’s urgent call to action to bring about shipping greenhouse gas emissions reductions before 2023 was met with industry push-back in many countries. Depending on how fast IMO and the European Union move on this issue, the ETS may result in additional compliance costs for our vessels.

We cannot predict with any degree of certainty what effect, if any possible climate change and government laws and regulations related to climate change will have on our operations, whether directly or indirectly. However, we believe that climate change, including the possible increase in severe weather events resulting from climate change, and government laws and regulations related to climate change may affect, directly or indirectly, (i) the cost of the vessels we may acquire in the future, (ii) our ability to continue to operate as we have in the past, (iii) the cost of operating our vessels, and (iv) insurance premiums, deductibles and the availability of coverage. As a result, our financial condition could be negatively impacted by significant climate change and related governmental regulation, and that impact could be material.

The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

We expect that our vessels will call in ports in South America and other areas where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims or penalties which could have an adverse effect on our business, results of operations, cash flows, financial condition, as well as our cash flows, including cash available for distributions to our unit holders and repurchases of common units.

Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.

International shipping is subject to various security and customs inspections and related procedures in countries of origin and destination. Inspection procedures can result in the seizure of contents of vessels, delays in the loading, offloading or delivery and the levying of customs, duties, fines and other penalties.

It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our future customers and may, in certain cases, render the shipment of certain types of cargo impractical. Any such changes or developments may have a material adverse effect on our business, financial condition, and results of operations.

We rely on our information systems to conduct our business, and failure to protect these systems against security breaches could adversely affect our business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.

The efficient operation of our business is dependent on computer hardware and software systems. Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. We rely on industry accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not adequately prevent security breaches. In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and results of operations to suffer. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our unit holders and repurchases of common units.

Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings.

A government of the jurisdiction where one or more of our containerships are registered could requisition for title or seize our containerships. Requisition for title occurs when a government takes control of a vessel and becomes its owner. Also, a government could requisition our containerships for hire. Requisition for hire occurs when a government takes control of a ship and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency, although governments may elect to requisition vessels in other circumstances. Although we would expect to be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of payment, if any, would be uncertain. Government requisition of one or more of our containerships may cause us to breach covenants in certain of our credit facilities, and could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our unit holders and repurchases of common units.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in certain regions of the world, such as the South China Sea and the Gulf of Aden off the coast of Somalia. Piracy continues to occur in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea. Although both the frequency and success of attacks have diminished recently, we still consider potential acts of piracy to be a material risk to the international container shipping industry, and protection against this risk requires vigilance. Our vessels regularly travel through regions where pirates are active. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on our results of operations, financial condition and ability to make distributions and repurchases of common units. Crew costs could also increase in such circumstances. We may not be adequately insured to cover losses from acts of terrorism, piracy, regional conflicts and other armed actions.

Risks inherent in the operation of ocean-going vessels could affect our business and reputation, which could adversely affect our expenses, net income, cash flow and the price of our common units.

The operation of ocean-going vessels carries inherent risks. These risks include the possibility of:

•	marine disaster;

•	piracy;

•	environmental accidents;

•	grounding, fire, explosions and collisions;

•	cargo and property loss or damage;

•	business interruptions caused by mechanical failure, human error, war, terrorism, disease and quarantine, political action in various countries, or adverse weather conditions; and

•	work stoppages or other labor problems with crew members serving on our containerships, some of whom are unionized and covered by collective bargaining agreements.

Such occurrences could result in death or injury to persons, loss of property or environmental damage, delays in the delivery of cargo, loss of revenues from or termination of charter contracts, governmental fines, penalties or restrictions on conducting business, litigation with our employees, customers or third parties, higher insurance rates, and damage to our reputation and customer relationships generally. Although we maintain hull and machinery and war risks insurance, as well as protection and indemnity insurance, which may cover certain risks of loss resulting from such occurrences, our insurance coverage may be subject to caps or not cover such losses, and any of these circumstances or events could increase our costs or lower our revenues. The involvement of our vessels in an environmental disaster may harm our reputation as a safe and reliable vessel owner and operator. Any of these results could have a material adverse effect on business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our unit holders and repurchases of common units.

Our insurance may be insufficient to cover losses that may occur to our property or result from our operations.

The operation of any vessel includes risks such as mechanical failure, collision, fire, contact with floating objects, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of a marine disaster, including oil spills and other environmental mishaps. There are also liabilities arising from owning and operating vessels in international trade. We procure insurance for our fleet of containerships in relation to risks commonly insured against by vessel owners and operators. Our current insurance includes (i) hull and machinery and war risk insurance covering damage to our vessels’ hulls and machinery from, among other things, collisions and contact with fixed and floating objects, (ii) war risks insurance covering losses associated with the outbreak or escalation of hostilities and (iii) protection and indemnity insurance (which includes environmental damage) covering, among other things, third-party and crew liabilities such as expenses resulting from the injury or death of crew members, passengers and other third parties, the loss or damage to cargo, third-party claims arising from collisions with other vessels, damage to other third-party property and pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal.

We can give no assurance that we are adequately insured against all risks or that our insurers will pay a particular claim. Even if our insurance coverage is adequate to cover our losses, we may not be able to obtain a timely replacement containership in the event of a loss of a containership. Under the terms of our credit facilities, we are subject to restrictions on the use of any proceeds we may receive from claims under our insurance policies. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. For example, more stringent environmental regulations have led to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage. There is no cap on our liability exposure for such calls or premiums payable to our protection and indemnity association. Our insurance policies also contain deductibles, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs. A catastrophic oil spill or marine disaster could exceed our insurance coverage, which could have a material adverse effect on our business, results of operations and financial condition and our ability to make distributions to our unit holders and repurchases of common units. Any uninsured or underinsured loss could harm our business and financial condition. In addition, the insurance may be voidable by the insurers as a result of certain actions, such as vessels failing to maintain required certification.

Our charterers may in the future engage in legally permitted trading in locations which may still be subject to sanctions or boycott. However, no vessels in our fleet have called on ports in sanctioned countries or countries designated as state sponsors of terrorism by the U.S. State Department, including Iran, Syria, or Sudan. Our insurers may be contractually or by operation of law prohibited from honoring our insurance contract for such trading, which could result in reduced insurance coverage for losses incurred by the related vessels. Furthermore, our insurers and we may be prohibited from posting or otherwise be unable to post security in respect of any incident in such locations, resulting in the loss of use of the relevant vessel and negative publicity for our Company which could negatively impact our business, results of operations, cash flows and share price.

Maritime claimants could arrest our vessels, which could interrupt our cash flows.

Crew members, suppliers of goods and services to a vessel, shippers or receivers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages, including, in some jurisdictions, for debts incurred by previous owners. In many jurisdictions, a maritime lien-holder may enforce its lien by arresting a vessel. The arrest or attachment of one or more of our vessels, if such arrest or attachment is not timely discharged, could cause us to default on a charter or breach covenants in certain of our credit facilities, could interrupt our cash flows and could require us to pay large sums of money to have the arrest or attachment lifted. Any of these occurrences could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our unit holders and repurchases of common units.

In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one containership in our fleet for claims relating to another of our containerships.

Compliance with safety and other requirements imposed by classification societies may be very costly and may adversely affect our business.

The hull and machinery of every commercial vessel must be classed by a classification society. The classification society certifies that the vessel has been built and maintained in accordance with the applicable rules and regulations of the classification society. Moreover, every vessel must comply with all applicable international conventions and the regulations of the vessel’s flag state as verified by a classification society. Finally, each vessel must successfully undergo periodic surveys, including annual, intermediate and special surveys.

If any vessel does not maintain its class, it will lose its insurance coverage and be unable to trade, and the vessel’s owner will be in breach of relevant covenants under its financing arrangements. Failure to maintain the class of one or more of our containerships could have a material adverse effect on our financial condition and results of operations, as well as our cash flows, including cash available to make distributions to our unit holders and repurchases of common units.

Our international activities increase the compliance risks associated with economic and trade sanctions imposed by the United States, the European Union and other jurisdictions.

Our international operations and activities could expose us to risks associated with trade and economic sanctions prohibitions or other restrictions imposed by the United States or other governments or organizations, including the United Nations, the European Union and its member countries. Under economic and trade sanctions laws, governments may seek to impose modifications to, prohibitions/restrictions on business practices and activities, and modifications to compliance programs, which may increase compliance costs, and, in the event of a violation, may subject us to fines and other penalties.

Iran

During the last few years until January 2016, the scope of sanctions imposed against Iran, the government of Iran and persons engaging in certain activities or doing certain business with and relating to Iran was expanded by a number of jurisdictions, including the United States, the European Union and Canada. In 2010, the United States enacted the Comprehensive Iran Sanctions Accountability and Divestment Act (“CISADA”), which expanded the scope of the former Iran Sanctions Act. The scope of U.S. sanctions against Iran were expanded subsequent to CISADA by, among other U.S. laws, the National Defense Authorization Act of 2012 (the “2012 NDAA”), the Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRA”), Executive Order 13662, and the Iran Freedom and Counter-Proliferation Act of 2012 (“IFCA”). The foregoing laws, among other things, expanded the application of prohibitions to non-U.S. companies, such as our company, and introduced limits on the ability of non-U.S. companies and other non-U.S. persons to do business or trade with Iran when such activities relate to specific trade and investment activities involving Iran.

U.S. economic sanctions on Iran fall into two general categories: “Primary” sanctions, which prohibit U.S. persons or U.S. companies and their foreign branches, U.S. citizens, U.S. permanent residents, and persons within the territory of the United States from engaging in all direct and indirect trade and other transactions with Iran without U.S. government authorization, and “secondary” sanctions, which are mainly nuclear-related sanctions.

Most of the EU and U.S. nuclear-related sanctions with respect to Iran (including, inter alia, CISADA, ITRA, and IFCA) were suspended in 2016 through the implementation of the Joint Comprehensive Plan of Action (the “JCPOA”) entered into between the permanent members of the United Nations Security Council (China, France, Russia, the United Kingdom and the United States) and Germany. However, these U.S. (secondary) sanctions have been reimposed effective August 7, 2018 and November 5, 2018 as a result of the withdrawal of the United States from the JCPOA.

EU sanctions remain in place in relation to the export of arms and military goods, missiles-related goods and items that might be used for internal repression. The main nuclear-related EU sanctions which remain in place include restrictions on:

i.

Graphite and certain raw or semi-finished metals such as corrosion-resistant high-grade steel, iron, aluminium and alloys, titanium and alloys and nickel and alloys (as listed in Annex VIIB to EU Regulation 267/2012 as updated by EU Regulation 2015/1861 (the “EU Regulation”);

ii.	Goods listed in the Nuclear Suppliers Group list (listed in Annex I to the EU Regulation);

iii.	Goods that could contribute to nuclear-related or other activities inconsistent with the JCPOA (as listed in Annex II to the EU Regulation); and

iv.	Software designed for use in nuclear/military industries (as listed in Annex VIIA to the EU Regulation).

Dealing with the above is no longer prohibited, but prior authorization must be obtained first and is granted on a case-by-case basis. The remaining restrictions apply to related actions, including the sale, supply, transfer or export, directly or indirectly to any Iranian person/for use in Iran, as well as the provision of technical assistance, financing or financial assistance in relation to the restricted activity. Certain individuals and entities remain sanctioned and the prohibition to make available, directly or indirectly, economic resources or assets to or for the benefit of sanctioned parties remains. “Economic resources” is widely defined and it remains prohibited to provide vessels for a fixture from which a sanctioned party (or parties related to a sanctioned party) directly or indirectly benefits. It is therefore still necessary to carry out due diligence on the parties and cargoes involved in fixtures involving Iran.

Russia/Ukraine

As a result of the crisis in Ukraine and the annexation of Crimea by Russia in 2014, both the United States and the European Union have implemented sanctions against certain persons and entities.

The European Union has imposed travel bans and asset freezes on certain persons and entities pursuant to which it is prohibited to make available, directly or indirectly, economic resources or assets to or for the benefit of the sanctioned parties. Certain Russian ports including Kerch Commercial Seaport; Sevastopol Commercial Seaport and Port Feodosia are subject to the above restrictions. Other entities are subject to sectoral sanctions which limit the provision of equity and debt financing to the listed entities. In addition, various restrictions on trade have been implemented which, amongst others, include a prohibition on the import into the European Union of goods originating in Crimea or Sevastopol as well as restrictions on trade in certain dual-use and military items and restrictions in relation to various items of technology associated with the oil industry for use in deep water exploration and production, Arctic oil exploration and production or shale oil projects in Russia. As such, it is important to carry out due diligence on the parties and cargoes involved in fixtures relating to Russia.

The U.S. has imposed sanctions against certain designated Russian entities and individuals (“U.S. Russian Sanctions Targets”). These sanctions block the property and all interests in property of the U.S. Russian Sanctions Targets. This effectively prohibits U.S. persons from engaging in any economic or commercial transactions with the U.S. Russian Sanctions Targets unless the same are authorized by the U.S. Treasury Department. Similar to EU sanctions, U.S. sanctions also entail restrictions on certain exports from the United States to Russia and the imposition of Sectoral Sanctions which restrict the provision of equity and debt financing to designated Russian entities. While the prohibitions of these sanctions are not directly applicable to Navios, Navios has compliance measures in place to guard against transactions with U.S. Russian Sanctions Targets which may involve the United States or U.S. persons and thus implicate prohibitions. The United States also maintains prohibitions on trade with Crimea.

The U.S.’s “Countering America’s Adversaries Through Sanctions Act” (Public Law 115-44) (CAATSA), authorizes imposition of new sanctions on Iran, Russia, and North Korea. These sanctions prohibit a variety of activities involving Russia.

Venezuela-Related Sanctions

The U.S. sanctions with respect to Venezuela prohibit dealings with designated Venezuelan government officials, and curtail the provision of financing to PDVSA and other government entities. EU sanctions against Venezuela are primarily governed by EU Council Regulation 2017/2063 of 13 November 2017 concerning restrictive measures in view of the situation in Venezuela. This includes financial sanctions and restrictions on listed persons, an arms embargo, and related prohibitions and restrictions including restrictions related to internal repression.

Other U.S. Economic Sanctions and Sanctions Targets

In addition to Iran and certain Russian entities and individuals, as indicated above, the United States maintains economic sanctions against Syria, Cuba, North Korea, and sanctions against entities and individuals (such as entities and individuals in the foregoing targeted countries, designated terrorists, narcotics traffickers) whose names appear on the List of SDNs and Blocked Persons maintained by the U.S. Treasury Department (collectively, the “Sanctions Targets”). We are subject to the prohibitions of these sanctions to the extent that any transaction or activity we engage in involves Sanctions Targets and a U.S. person or otherwise has a nexus to the United States.

Other EU Economic Sanctions Targets

The European Union also maintains sanctions against Syria, North Korea and certain other countries and against individuals listed by the EU. These restrictions apply to our operations and as such, to the extent that these countries may be involved in any business it is important to carry out checks to ensure compliance with all relevant restrictions and to carry out due diligence checks on counterparties and cargoes.

Compliance

Considering the aforementioned prohibitions of U.S. as well as EU sanctions and the nature of our business, there is a sanctions risk for us due to the worldwide trade of our vessels, which we seek to minimize by following our corporate written Economic Sanctions Compliance Policy and Procedures and our compliance with all applicable sanctions and embargo laws and regulations. Although we intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations, and the law may change. Moreover, despite, for example, relevant provisions in charter parties forbidding the use of our vessels in trade that would violate economic sanctions, our charterers may nevertheless violate applicable sanctions and embargo laws and regulations and those violations could in turn negatively affect our reputation and be imputed to us. In addition, given our relationship with the Navios Group, we cannot give any assurance that an adverse finding against any of the entities in the Navios Group by a governmental or legal authority or others with respect to the matters discussed herein or any future matter related to regulatory compliance by the Navios Group or ourselves will not have a material adverse impact on our business, reputation or the market price or trading of our common units.

We are constantly monitoring developments in the United States, the European Union and other jurisdictions that maintain economic sanctions against Iran, other countries, and other sanctions targets, including developments in implementation and enforcement of such sanctions programs. Expansion of sanctions programs, embargoes and other restrictions in the future (including additional designations of countries and persons subject to sanctions), or modifications in how existing sanctions are interpreted or enforced, could prevent our vessels from calling in ports in sanctioned countries or could limit their cargoes. If any of the risks described above materialize, it could have a material adverse impact on our business and results of operations.

To reduce the risk of violating economic sanctions, we have a policy of compliance with applicable economic sanctions laws and have implemented and continue to implement and diligently follow compliance procedures to avoid economic sanctions violations.

We could be materially adversely affected by violations of the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and anti-corruption laws in other applicable jurisdictions.

We are subject to anti-corruption, anti-bribery, anti-money laundering and similar laws and regulations in various jurisdictions in which we conduct activities, including the U.S. Foreign Corrupt Practices Act (“FCPA), and other anti-corruption laws and regulations. In addition, we may be subject to the U.K. Bribery Act 2010. The FCPA and the U.K. Bribery Act 2010 prohibit us and our officers, directors, employees and business partners acting on our behalf, including agents, from corruptly offering, promising, authorizing or providing anything of value to a “foreign official” for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The FCPA also requires companies to make and keep books, records and accounts that accurately reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. The UK Bribery Act also prohibits non-governmental “commercial” bribery and soliciting or accepting bribes. A violation of these laws or regulations could adversely affect our business, results of operations, financial condition and reputation.

As an international shipping company, we operate in countries known to present heightened risks for corruption. In addition, our business requires us to interact with government officials, including port officials, harbor masters, maritime regulators, customs officials and pilots, and we have client relationships with state-owned enterprises. Both factors raise the risk of anticorruption issues.

Non-compliance with anti-corruption, anti-bribery or anti-money laundering laws could subject us to whistleblower complaints, adverse media coverage, investigations, and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures and legal expenses, all of which could materially and adversely affect our business, results of operations, financial condition and reputation. Compliance with the FCPA, the U.K. Bribery Act and other applicable anti-corruption laws and related regulations and policies imposes potentially significant costs and operational burdens on us. Although we have policies and procedures in place to mitigate the risk of non-compliance with anti-corruption, anti-bribery or anti-money laundering laws, including our Code of Ethics and anti-bribery and anti-corruption policy, we may not be able to adequately prevent or detect all possible violations under applicable anti-bribery and anti-corruption legislation, including by third-party agents.

Risks Inherent in an Investment in Us

Navios Acquisition, Navios Holdings, Navios Partners and Navios Midstream and their respective affiliates may compete with us.

Pursuant to the Omnibus Agreement that we entered into with Navios Acquisition, Navios Holdings, Navios Partners and Navios Midstream, Navios Acquisition, Navios Holdings, Navios Partners, Navios Midstream and their controlled affiliates (other than us, our general partner and our subsidiaries) generally have agreed not to acquire or own any containerships. The Omnibus Agreement also provides us with rights of first offer on containerships. The Omnibus Agreement, however, contains significant exceptions that will allow Navios Acquisition, Navios Holdings, Navios Partners, Navios Midstream or any of their controlled affiliates to compete with us under specified circumstances which could materially harm our business.

Unit holders have limited voting rights and our partnership agreement restricts the voting rights of unit holders owning more than 4.9% of our common units.

Holders of common units have only limited voting rights on matters affecting our business. We will hold a meeting of the limited partners every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting. Common unit holders may only elect four of the seven members of our board of directors. The elected directors will be elected on a staggered basis and will serve for three-year terms. Our general partner in its sole discretion has the right to appoint the remaining three directors and to set the terms for which those directors will serve. The partnership agreement also contains provisions limiting the ability of unit holders to call meetings or to acquire information about our operations, as well as other provisions limiting the unit holders’ ability to influence the manner or direction of management. Unit holders will have no right to elect our general partner and our general partner may not be removed except by a vote of the holders of at least 75% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class.

Our partnership agreement further restricts unit holders’ voting rights by providing that if any person or group owns beneficially more than 4.9% of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unit holders or calculating required votes (except for purposes of nominating a person for election to our board), determining the presence of a quorum or for other similar purposes, unless required by law. The voting rights of any such unit holders in excess of 4.9% will effectively be redistributed pro rata among the other unit holders of the same class that are not subject to this voting limitation.

Our general partner, its affiliates and persons who acquired units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.

Our general partner and its affiliates own a significant interest in us and have conflicts of interest and limited fiduciary and contractual duties, which may permit them to favor their own interests to your detriment.

After giving effect to the Distribution, Navios Holdings will indirectly own and control our general partner and own an approximately 3.7% limited partner interest in us. The general partner interest and the limited partner interest are represented in units. The general partner unit, however, does not have the same economic rights as a common unit. The general partner unit will not entitle our general partner to participate in our distributions, profits or losses. The interests of Navios Partners or Navios Holdings may be different from your interests. This concentration of ownership may delay, deter or prevent acts that would be favored by our other unit holders or deprive unit holders of an opportunity to receive a premium for their common units as part of a sale of our business, and it is possible that the interests of the controlling unit holders may in some cases conflict with our interests and the interests of our other unit holders.

Further, certain of our executive officers and/or directors also serve as executive officers and/or directors of Navios Holdings and its affiliates or to the Navios Group and as such they have fiduciary duties to Navios Holdings, Navios Acquisition, Navios Partners and Navios Midstream that may cause them to pursue business strategies that disproportionately benefit Navios Acquisition, Navios Partners, Navios Holdings or Navios Midstream or which otherwise are not in the best interests of us or our unit holders. Conflicts of interest may arise between Navios Acquisition, Navios Partners, Navios Holdings, Navios Midstream and their affiliates, including our general partner on the one hand, and us and our unit holders, on the other hand. As a result of these conflicts, our general partner and its affiliates may favor their own interests over the interests of our unit holders. These conflicts include, among others, the following situations:

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neither our partnership agreement nor any other agreement requires our general partner or the other members of the Navios Group or their affiliates to pursue, in the operation of their businesses, a business strategy that favors us or utilizes our assets, and the officers and directors of the entities comprising the Navios Group (some of which hold officer or board positions with us) have a fiduciary duty to make decisions in the best interests of the stockholders of those entities, which may be contrary to our interests;

•

our general partner and our directors have limited liabilities and reduced their fiduciary duties under the laws of the Marshall Islands, while the remedies available to our unit holders are also restricted, and, as a result of purchasing common units, unit holders are treated as having agreed to the modified standard of fiduciary duties and to certain actions that may be taken by our general partner and our directors, all as set forth in the partnership agreement;

•

either or both of our general partner and our board of directors are involved in determining the amount and timing of our asset purchases and sales, capital expenditures, borrowings, issuances of additional partnership securities and reserves, each of which can affect the amount of cash that is available for distributions to our unit holders and repurchases of common units;

•	our general partner is authorized to cause us to borrow funds in order to permit the payment of cash distributions and repurchases of common units;

•	our general partner is entitled to reimbursement of all reasonable costs incurred by it and its affiliates for our benefit;

•

our partnership agreement does not restrict us from paying our general partner or its affiliates for any services rendered to us on terms that are fair and reasonable or entering into additional contractual arrangements with any of these entities on our behalf; and

•	our general partner may exercise its right to call and purchase our common units if it and its affiliates own more than 80% of our common units.

Our officers face conflicts in the allocation of their time to our business.

Certain of our executive officers and/or directors also serve as executive officers and/or directors of Navios Holdings and their affiliates or to the Navios Group. Navios Partners, Navios Holdings, Navios Acquisition and Navios Midstream conduct substantial businesses and activities of their own in which we have no economic interest. If these separate activities are significantly greater than our activities, there will be material competition for the time and effort of our officers, who also provide services to the Navios Group. Our officers are not required to work full-time on our affairs and, in the future, we may have additional officers that also provide services to the Navios Group and their affiliates. Based solely on the anticipated relative sizes of our fleet and the fleet owned by the Navios Group and their affiliates over the next twelve months, we estimate that our officers, excluding our Chief Financial Officer, may spend a substantial portion of their monthly business time dedicated to the business activities of the Navios Group and their affiliates. However, the actual allocation of time could vary significantly from time to time depending on various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses.

Our partnership agreement limits our general partner’s and our directors’ fiduciary duties to our unit holders and restricts the remedies available to unit holders for actions taken by our general partner or our directors.

Our partnership agreement contains provisions that reduce the standards to which our general partner and directors would otherwise be held by Marshall Islands law. For example, our partnership agreement:

•

permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. Where our partnership agreement permits, our general partner may consider only the interests and factors that it desires, and in such cases it has no fiduciary duty or obligation to give any consideration to any interest of, or factors affecting us, our affiliates or our unit holders. Decisions made by our general partner in its individual capacity will be made by its board of directors or members of its management. Specifically, pursuant to our partnership agreement, our general partner will be considered to be acting in its individual capacity if it exercises its call right, pre-emptive rights, consents or withholds consent to any merger or consolidation of the partnership, appoints any directors or votes for the election of any director, votes or refrains from voting on amendments to our partnership agreement that require a vote of the outstanding units, voluntarily withdraws from the partnership, transfers (to the extent permitted under our partnership agreement) or refrains from transferring its units, general partner interest or votes upon the dissolution of the partnership;

•	provides that our general partner and our directors are entitled to make other decisions in “good faith” if they reasonably believe that the decision is in our best interests;

•

generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of our board of directors and not involving a vote of unit holders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or be “fair and reasonable” to us and that, in determining whether a transaction or resolution is “fair and reasonable,” our board of directors may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us; and

•

provides that neither our general partner nor our officers or our directors are liable for monetary damages to us, our limited partners or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or directors or our officers or directors or those other persons engaged in actual fraud or willful misconduct.

Fees and cost reimbursements, which the Manager determines for services provided to us, represent a significant percentage of our revenues, are payable regardless of profitability and reduce our cash available for distributions and repurchases of common units.

A large portion of the management, staffing and administrative services that we require to operate our business are provided to us by the Manager. We pay the Manager, a wholly owned subsidiary of Navios Holdings, a commercial and technical management fee under the Management Agreement, as well as an administrative services fee under the Administrative Services Agreement. For the nine months ended September 30, 2018 and for the period from April 28, 2017 (date of inception) to September 30, 2017 these fees amounted to $43.4 million, or 43.6%, and $8.10 million, or 45.3%, of our revenue for such period, respectively. For the period from April 28, 2017 (date of inception) to December 31, 2017, these fees amounted to $18.4 million, or 46.9% of our revenue for such period.

Under the terms of our Management Agreement with the Manager, we will pay a daily fixed fee of $6,100 for containerships from 3,000 TEU up to 5,500 TEU, $6,700 for containerships from 5,500 TEU and up to 8,000 TEU and $7,400 for containerships from 8,000 TEU up to 10,000 TEU until June 2019 for technical and commercial management services provided to us by the Manager. This fixed daily fee covers all of our vessels’ operating expenses, other than certain extraordinary fees and costs. Drydocking and special survey are paid to the Manager at cost. During the remaining three years of the term of the Management Agreement, we will reimburse the Manager for all of the actual operating costs and expenses it incurs in connection with the management of our fleet. The initial term of the Management Agreement expires in June 2022. The daily fee to be paid to the Manager includes all costs incurred in providing certain commercial and technical management services to us as described in this prospectus under “Certain Relationships and Related Party Transactions.” We expect that we will reimburse the Manager for all dry-docking expenses it incurs in connection with the management of our fleet, which may result in significantly higher fees. All of the fees we are required to pay to the Manager under the Management Agreement will be payable to our manager without regard to our financial condition or results of operations. In addition, the Manager will provide us with administrative services, including the services of our officers and directors, pursuant to an Administrative Services Agreement which has an initial term of five years, expiring in June 2022, and we will reimburse the Manager for all costs and expenses reasonably incurred by it in connection with the provision of those services. The exact amount of these future costs and expenses are unquantifiable at this time and they are payable regardless of our profitability. If we desire to terminate either of these agreements before its scheduled expiration, we must provide twelve months’ prior notice to the Manager. As a result, our ability to make short-term adjustments to manage our costs by terminating one or both these agreements may be limited which could cause our results of operations and ability to pay cash distributions and repurchases of common units to be materially and adversely affected.

Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our general partner, and even if public unit holders are dissatisfied, they will be unable to remove our general partner without Navios Holdings’ consent, unless Navios Holdings’ ownership share in us is decreased; all of which could diminish the trading price of our common units.

Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our general partner.

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The vote of the holders of at least 75% of all outstanding common units voting is required to remove the general partner. As of September 30, 2018, after giving effect to the Distribution, Navios Holdings owns approximately 3.7% of the total number of common units.

•	Common unit holders elect only four of the seven members of our board of directors. Our general partner in its sole discretion has the right to appoint the remaining three directors.

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Election of the four directors elected by unit holders is staggered, meaning that the members of only one of three classes of our elected directors are selected each year. In addition, the directors appointed by our general partner will serve for terms determined by our general partner.

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A director appointed by our general partner may be removed from our board of directors at any time without cause only by our general partner and with cause by either our general partner, the vote of holders of a majority of all classes of equity interests in us voting as a single class or the majority vote of the other members of our board. A director elected by our common unit holders may be removed from our board of directors at any time without cause only by the majority vote of the other members of our board and with cause by the vote of holders of a majority of our outstanding common units or the majority vote of the other members of our board. “Cause” is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable for actual fraud or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor business decisions such as charges of poor management of our business by the directors appointed by our general partner.

•

Our partnership agreement contains provisions limiting the ability of unit holders to call meetings of unit holders, to nominate directors and to acquire information about our operations as well as other provisions limiting the unit holders’ ability to influence the manner or direction of management.

•

Unit holders’ voting rights are further restricted by the partnership agreement provision providing that if any person or group owns beneficially more than 4.9% of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unit holders or calculating required votes (except for purposes of nominating a person for election to our board), determining the presence of a quorum or for other similar purposes, unless required by law. The voting rights of any such unit holders in excess of 4.9% will be effectively redistributed pro rata among the other unit holders of the same class that are not subject to this voting limitation. Our general partner, its affiliates and persons who acquired units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.

•	We have substantial latitude in issuing equity securities without unit holder approval.

Our general partner may transfer its general partner interest to, and the control of our general partner may be transferred to, a third party without unit holder consent.

Our general partner may transfer its general partner interest to a third party without the consent of the unit holders. In addition, our partnership agreement does not restrict the ability of a member of our general partner from transferring its membership interests in our general partner to a third party. A different general partner may make decisions or operate our business in a manner that that is different, and significantly less skilled and beneficial to the Company, and that could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our unit holders.

The price of our common units may be volatile.

The price of our common units may be volatile and may fluctuate due to various factors including:

•	actual or anticipated fluctuations in quarterly and annual results;

•	fluctuations in the seaborne transportation industry, including fluctuations in the containership market;

•	our making of distributions and repurchases of common units;

•	mergers and strategic alliances in the shipping industry;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	shortfalls in our operating results from levels forecasted by securities analysts;

•	announcements concerning us or our competitors;

•	general economic conditions;

•	terrorist acts;

•	future sales of our common units or other securities;

•	investors’ perceptions of us and the international container shipping industry;

•	the general state of the securities markets; and

•	other developments affecting us, our industry or our competitors.

The containership sector of the shipping industry has been highly unpredictable and volatile. Securities markets worldwide are experiencing significant price and volume fluctuations. The market price for our securities may also be volatile. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our securities in spite of our operating performance. Consequently, you may not be able to sell our securities at prices equal to or greater than those at which you pay or paid.

Substantial future sales of our common units in the public market could cause the price of our common units to fall.

Under the partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units or other partnership securities proposed to be sold by our general partner, our Chairman and CEO, Angeliki Frangou, or any of their current or future affiliates if an exemption from the registration requirements is not otherwise available or advisable. These registrations may be solely for sales of partnership securities by our general partner, Angeliki Frangou or any of their current or future affiliates, or may also register sales of partnership securities by us or, if we grant registration rights to any unitholder other than our general partner, Angeliki Frangou or any of their current or future affiliates, a third party. Following the Distribution, Navios Holdings will own 1,263,287 of our outstanding common units and Navios Partners will own 11,592,227 of our outstanding common units. Following their registration and sale under an applicable registration statement, those securities will become freely tradable. By exercising their registration rights and selling a large number of common units or other securities, these unit holders could cause the price of our common units to decline. Further, the issuance from time to time of new common units in any equity offering, or the perception that such sales may occur, could have the effect of depressing the market price of our common units. See “Units Eligible for Future Sale.”

You may experience future dilution as a result of future equity offerings and other issuances of our common units or other securities.

In order to raise additional capital, we may in the future offer additional common units or other securities convertible into or exchangeable for our common units, including convertible debt. We cannot predict the size of future issuances or sales of our common units, including those made in connection with future acquisitions or capital activities, or the effect, if any, that such issuances or sales may have on the market price of our common units. The issuance and sale of substantial amounts of common units, or announcement that such issuance and sales may occur, could adversely affect the market price of our common units. In addition, we cannot assure you that we will be able to make future sales of our common units or other securities in any other offering at a price per unit that is equal to or greater than the price per unit paid by investors, and investors purchasing shares or other securities in the future could have rights that are superior to existing unit holders. The issuance of additional common units could adversely impact the trading price of our common units.

There is no existing U.S. market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and you could lose all or part of your investment.

Prior to the listing on the Nasdaq Global Select Market the public market for our securities has been very limited through the Norwegian OTC List. We do not know the extent to which investor interest will lead to an active U.S. trading market or how liquid that market might be and you may not be able to resell your common units. Immediately upon completion of the Distribution there will be 34,603,100 common units outstanding. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who may buy common units.

We may issue additional equity securities and may do so without unit holder approval, which would dilute your ownership interests.

We may, without the approval of our unit holders, issue an unlimited number of additional units or other equity securities. The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:

•	our unit holders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each common unit and repurchases of common units may decrease;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of the common units may decline.

If we expand the size of our fleet in the future, we generally will be required to make significant installment payments for acquisitions of vessels prior to their delivery and generation of revenue. Depending on whether we finance our expenditures through cash from operations or by issuing debt or equity securities, our ability to make cash distributions and repurchases of common units may be diminished or our financial leverage could increase or our unit holders could be diluted.

We cannot assure you that our board of directors will declare cash distributions or unit repurchases in the foreseeable future.

While we initially expect to make annual cash distribution and/or unit repurchases, our board of directors may not declare cash distributions or unit repurchases in the future.

The declaration and payment of cash distributions or unit repurchases, if any, will always be subject to the discretion of our board of directors, restrictions contained in our credit facilities and the requirements of Marshall

Islands law. The timing and amount of any cash distributions and unit repurchases declared will depend on, among other things, our earnings, financial condition and cash requirements and availability, our ability to obtain debt and equity financing on acceptable terms as contemplated by our growth strategy, the terms of our outstanding indebtedness and the ability of our subsidiaries to distribute funds to us. The containership sector of the shipping industry is highly volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as cash distributions in any period. Also, there may be a high degree of variability from period to period in the amount of cash that is available for the payment of cash distributions and repurchases of common units.

We may incur expenses or liabilities or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as cash distributions and repurchases of common units, including as a result of the risks described herein. Our growth strategy contemplates that we will finance our acquisitions of additional vessels primarily through debt financings and/or the net proceeds of future equity issuances on terms acceptable to us. If financing is not available to us on acceptable terms, our board of directors may determine to finance or refinance acquisitions with cash from operations, which would reduce the amount of any cash available for distributions and repurchases of common units.

Our general partner has a limited call right that may require our unit holders to sell their common units at an undesirable time or price.

If at any time our general partner and its affiliates, including Navios Partners, own more than 80% of the common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than their then-current market price. As a result, unit holders may be required to sell their common units at an undesirable time or price and may not receive any return on their investment. Unit holders may also incur a tax liability upon a sale of their units.

After giving effect to the Distribution, our general partner and its affiliates, including Navios Partners, will own approximately 37.2% of our common units.

We can borrow money to make distributions and repurchases of common units, which would reduce the amount of credit available to operate our business.

Our partnership agreement will allow us to make borrowings to make distributions and repurchases of common units. Accordingly, we can make distributions on all our units and repurchases of common units even though cash generated by our operations may not be sufficient to pay such distributions and repurchases. Any borrowings by us to make distributions and unit repurchases will reduce the amount of borrowings we can make for operating our business.

Increases in interest rates may cause the market price of our common units to decline.

An increase in interest rates may cause a corresponding decline in demand for equity investments in general, and in particular for yield-based equity investments such as our common units. Any such increase in interest rates or reduction in demand for our common units resulting from other relatively more attractive investment opportunities may cause the trading price of our common units to decline. In addition, our interest expense will increase, since initially our debt will bear interest at a floating rate, subject to any interest rate swaps we may enter into the future.

Unit holders may have liability to repay distributions.

Under some circumstances, unit holders may have to repay amounts wrongfully returned or distributed to them. Under the Marshall Islands Act, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets. Marshall Islands law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Marshall Islands law will be liable to the limited partnership for the distribution amount. Assignees who become substituted limited partners are liable for the obligations of the assignor to make contributions to the partnership that are known to the assignee at the time it became a limited partner and for unknown obligations if the liabilities could be determined from the partnership agreement. Liabilities to partners on account of their partnership interest and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

We have been organized as a limited partnership under the laws of the Republic of the Marshall Islands, which does not have a well-developed body of partnership law; as a result, unit holders may have more difficulty in protecting their interests than would unit holders of a similarly organized limited partnership in the United States.

Our partnership affairs are governed by our partnership agreement and by the Marshall Islands Act. The provisions of the Marshall Islands Act resemble provisions of the limited partnership laws of a number of states in the United States, most notably Delaware. The Marshall Islands Act also provides that it is to be applied and construed to make it uniform with Delaware law and, so long as it does not conflict with the Marshall Islands Act or decisions of the Marshall Islands courts, interpreted according to the non-statutory law (or case law) of the State of Delaware. There have been, however, few, if any, court cases in the Marshall Islands interpreting the Marshall Islands Act, in contrast to Delaware, which has a fairly well-developed body of case law interpreting its limited partnership statute. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as the courts in Delaware. For example, the rights of our unit holders and the fiduciary responsibilities of our general partner under Marshall Islands law are not as clearly established as under judicial precedent in existence in Delaware. As a result, unit holders may have more difficulty in protecting their interests in the face of actions by our officers or directors than would unit holders of a similarly organized limited partnership in the United States.

Because we are organized under the laws of the Marshall Islands and our business is operated primarily from our office in Monaco, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

We are organized under the laws of the Marshall Islands, and all of our assets are located outside of the United States. Our business is operated primarily from our office in Monaco. In addition, our general partner is a Marshall Islands limited liability company, and our directors and officers generally are or will be non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for unit holders to bring an action against us or against these individuals in the United States if unit holders believe that their rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Marshall Islands, Monaco and of other jurisdictions may prevent or restrict unit holders from enforcing a judgment against our assets or the assets of our general partner or our directors or officers.

Unit holders may not have limited liability if a court finds that unit holder action constitutes control of our business.

As a limited partner in a partnership organized under the laws of the Marshall Islands, unit holders could be held liable for our obligations to the same extent as a general partner if you participate in the “control” of our business. Our general partner generally has unlimited liability for the obligations of the partnership, such as its debts and environmental liabilities, except for those contractual obligations of the partnership that are expressly made without recourse to our general partner.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common units less attractive to investors.

We are an “emerging growth company”, as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”. We cannot predict if investors will find our common units less attractive because we may rely on these exemptions. If some investors find our common units less attractive as a result, there may be a less active trading market for our common units and our unit price may be more volatile.

In addition, under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company. For as long as we take advantage of the reduced reporting obligations, the information that we provide unit holders may be different than information provided by other public companies.

We have no operating history as a U.S. publicly-traded company, and our historical financial information is not necessarily representative of the results we would have achieved as a publicly-traded company and may not be a reliable indicator of our future results.

Following the listing on the Nasdaq Global Select Market, we will be responsible for the additional costs associated with being a U.S. publicly-traded company, including costs related to corporate governance, investor and public relations and public reporting. Therefore, our historical financial statements may not be indicative of our future performance as a publicly-traded company. We cannot assure you that our operating results will continue at a similar level when we are a publicly-traded company. For additional information about our past financial performance and the basis of presentation of our financial statements, see “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical financial statements and the notes thereto included elsewhere in this prospectus.

Tax Risks

In addition to the following risk factors, you should read “Business—Taxation of the Partnership,” “Material U.S. Federal Income Tax Considerations” and “Marshall Islands Tax Considerations” for a more complete discussion of the expected material U.S. federal income tax and Marshall Islands tax considerations relating to us and the ownership and disposition of our common units.

We may be subject to taxes, which may reduce our cash available for distribution to our unit holders.

We and our subsidiaries may be subject to tax in the jurisdictions in which we are organized or operate, reducing the amount of cash available for distribution. In computing our tax obligation in these jurisdictions, we may be required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. We cannot assure you that upon review of these positions the applicable authorities will agree with our positions. A successful challenge by a tax authority could result in additional tax imposed on us or our subsidiaries, further reducing the cash available for distribution. In addition, changes in our operations or ownership could result in additional tax being imposed on us or our subsidiaries in jurisdictions in which operations are conducted.

In accordance with the currently applicable Greek law, foreign flagged vessels that are managed by Greek or foreign ship management companies having established an office in Greece are subject to duties towards the Greek state which are calculated on the basis of the relevant vessels’ tonnage. The payment of said duties exhausts the tax liability of the foreign ship owning company and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel. As our Manager is located in Greece, we will have to pay these duties.

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. unit holders.

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes if at least 75.0% of its gross income for any taxable year consists of certain types of “passive income,” or at least 50.0% of the average value of the entity’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” generally includes dividends, interest, gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. unit holders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their units in the PFIC, as well as additional U.S. federal income tax filing obligations.

Based on our current and projected method of operation, we believe that we will not be a PFIC for our current taxable year, and we expect that we will not become a PFIC with respect to any future taxable year. In this regard, we expect that all of the vessels in our fleet will be engaged in time chartering activities, and we intend to treat our income from those activities as non-passive income, and the vessels engaged in those activities as non-passive assets, for PFIC purposes. However, we cannot assure you that the method of our operations, or the nature or composition of our income or assets, will not change in the future and that we will not become a PFIC. Moreover, although there is legal authority for our position, there is also contrary authority and no assurance can be given that the Internal Revenue Service (the “IRS”), will accept our position. We express no belief regarding our PFIC status with respect to any U.S. Holder that acquired common units prior to the listing of the common units on the Nasdaq Global Select Market or any U.S. person that acquired common shares of Navios Maritime Containers Inc.

We may have to pay tax on U.S. source income, which would reduce our earnings.

Under the Code, 50.0% of the gross transportation income of a vessel-owning or chartering corporation that is attributable to transportation that either begins or ends, but that does not both begin and end, in the United States is characterized as U.S. source international transportation income. U.S. source international transportation income generally is subject to a 4.0% U.S. federal income tax without allowance for deduction or, if such U.S. source international transportation income is effectively connected with the conduct of a trade or business in the United States, U.S. federal corporate income tax (presently imposed at a 21.0% rate) as well as a branch profits tax (presently imposed at a 30.0% rate on effectively connected earnings), unless the non-U.S. corporation qualifies for exemption from tax under Section 883 of the Code.

Based on certain assumptions, we intend to take the position that our common units will represent more than 50.0% of the total combined voting power of all classes of our equity interests entitled to vote and, therefore, that we will qualify for the statutory tax exemption under Section 883 of the Code, provided that our common units (i) represent more than 50.0% of the total value of all of our outstanding equity interests, (ii) satisfy certain listing and trading volume requirements, and (iii) are not subject to certain exceptions based on our common units being closely held. However, our position is based on certain assumptions regarding us, our units and the holders thereof, and there are factual circumstances, including some that may be beyond our control, which could cause us to fail to qualify for the benefit of this tax exemption. Furthermore, our board of directors or general partner could determine that it is in our best interests to take an action or actions that would result in this tax exemption not applying to us. In addition, our position that we qualify for this exemption is based upon legal authorities that do not expressly contemplate an organizational structure such as ours; specifically, although we intend to elect to be treated as a corporation for U.S. federal income tax purposes, we are organized as a limited partnership under Marshall Islands law. We cannot give any assurance that we will qualify for this tax exemption for any taxable year or that the IRS will not take a different position regarding our qualification for this tax exemption.

If we were not entitled to the Section 883 exemption for any taxable year, we generally would be subject to a 4.0% U.S. federal income tax with respect to our gross U.S. source international transportation income or, if such U.S. source international transportation income were effectively connected with the conduct of a trade or business in the United States, U.S. federal corporate income tax as well as a branch profits tax for any such taxable year or years. Our failure to qualify for the Section 883 exemption could have a negative effect on our business and would result in decreased earnings available for distribution to our unit holders. See “Business—Taxation of the Partnership.”

We expect the receipt of common units in the Distribution to be a taxable distribution for U.S. federal income tax purposes.

We expect that U.S. unit holders which receive our common units in the Distribution will be treated as receiving a distribution from Navios Partners of an amount equal to the fair market value of our common units received, which will be taxable as a dividend to the extent of the current or accumulated earnings and profits of Navios Partners, as determined under U.S. federal income tax principles. Distributions in excess of such current and accumulated earnings and profits will be treated first as a non-taxable return of capital to the extent of the U.S. unit holder’s tax basis in its units of Navios Partners, on a dollar-for-dollar basis, and thereafter as capital gain, which will be either long-term or short-term capital gain depending upon whether the U.S. unit holder held the units of Navios Partners for more than one year at the time of the Distribution. A U.S. unit holder’s basis in our common units received in the Distribution will be equal to the fair market value of such common units and the U.S. unit holder’s holding period in our common units will begin on the day following the Distribution.

To the extent that the distribution of our common units in the Distribution is taxable as a dividend, a U.S. unit holder will generally be subject to tax on such dividend at ordinary income rates, unless the dividend is treated as qualified dividend income. Qualified dividend income is taxable to a non-corporate U.S. unit holder at preferential long-term capital gain tax rates.

Our common units that are received by a non-U.S. unit holder from Navios Partners in the Distribution will not be subject to U.S. federal income tax or withholding tax if the non-U.S. unit holder is not engaged in a U.S. trade or business. If the non-U.S. unit holder is engaged in a U.S. trade or business, the Distribution will be subject to U.S. federal income tax to the extent that it constitutes income effectively connected with the non-U.S. unit holder’s U.S. trade or business (and a corporate non-U.S. unit holder may also be subject to U.S. federal branch profits tax).

See “Material U.S. Federal Income Tax Considerations” for a discussion of material U.S. federal income tax considerations related to the Distribution.

You may be subject to income tax in one or more non-U.S. countries, including Greece, as a result of owning our common units if, under the laws of any such country, we are considered to be carrying on business there. Such laws may require you to file a tax return with and pay taxes to those countries.

We intend that our affairs and the business of each of our subsidiaries will be conducted and operated in a manner that minimizes income taxes imposed upon us and our subsidiaries or which may be imposed upon you as a result of owning our common units. However, because we are organized as a partnership, there is a risk in some jurisdictions that our activities and the activities of our subsidiaries may be attributed to our unit holders for tax purposes and, thus, that you will be subject to tax in one or more non-U.S. countries, including Greece, as a result of owning our common units if, under the laws of any such country, we are considered to be carrying on business there. If you are subject to tax in any such country, you may be required to file a tax return with and to pay tax in that country based on your allocable share of our income. We may be required to reduce distributions to you on account of any withholding obligations imposed upon us by that country in respect of such allocation to you. The United States may not allow a tax credit for any foreign income taxes that you directly or indirectly incur.

We believe we can conduct our activities in such a manner that our unit holders should not be considered to be carrying on business in Greece solely as a consequence of the acquisition, holding, disposition or redemption of our common units. However, the question of whether either we or any of our subsidiaries will be treated as carrying on business in any particular country, including Greece, will be largely a question of fact to be determined based upon an analysis of contractual arrangements, including the Management Agreement and the Administrative Services Agreement we entered into with the Manager, and the way we conduct business or operations, all of which may change over time. Furthermore, the laws of Greece or any other country may change in a manner that causes that country’s taxing authorities to determine that we are carrying on business in such country and are subject to its taxation laws. Any foreign taxes imposed on us or any subsidiaries will reduce our cash available for distribution.

THE DISTRIBUTION

Overview

Navios Partners currently owns approximately 36.0% of us and is distributing approximately 6.9% of its interest in us as a pro rata dividend to its unit holders, representing approximately 2.5% of our outstanding common units. Following the Distribution, Navios Partners will own approximately 33.5% of us.

On the closing date, each Navios Partners unit holder will receive 0.0050 common units of Navios Containers for every unit of Navios Partners held as of the close of business on the record date. Immediately following the Distribution, Navios Partners’ unit holders will own approximately 2.5% of the voting power of Navios Containers’ common units. Navios Partners unit holders will not be required to make any payment, surrender or exchange their units of Navios Partners or take any other action to receive common units in the Distribution.

The Distribution of our common units as described in this prospectus is subject to the satisfaction of certain conditions. For a more detailed description of these conditions, see “—Distribution Conditions” below.

Manner of Effecting the Distribution

For every 200 Navios Partners units that you own as of the close of business, New York City time, on November 23, 2018, the record date, you will receive one of our common units on the closing date.

Fractional common units will not be distributed to Navios Partners’ unit holders. Instead, in the case of registered unit holders, fractional interests will be reduced down to the nearest whole number and Navios Partners unit holders will receive a cash payment for the fractional interest. Unit holders of Navios Partners units that hold their securities through a bank, broker, or nominee shall receive cash in lieu of fractional common units if any, determined in accordance with the policies of such bank, broker, or nominee. If you hold fewer than 200 units of Navios Partners as of the record date, you will not receive any of our common units in the Distribution; however, you will receive a cash distribution from our distribution agent representing the value of fractional common units to which you are otherwise entitled. If you receive cash in lieu of fractional common units, you will not be entitled to any interest on the payments.

If you physically hold certificates for Navios Partners units or held through the direct registration system and are the registered holder, you will receive a check from the distribution agent in an amount equal to your pro rata share of any cash payment for fractional shares. We estimate that it will take approximately eight business days from the closing date for the distribution agent to complete the distributions of cash payments. If you hold your Navios Partners units through a bank or brokerage firm, your bank or brokerage firm will receive, on your behalf, your cash payments and will electronically credit your account for your share of such payments. Navios Partners unit holders should consult their bank or broker for further detail.

If you own Navios Partners units as of the close of business on the record date, the common units that you are otherwise entitled to receive in the Distribution will be issued electronically, as of the closing date, to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form. Registration in book-entry form refers to a method of recording share ownership when no physical certificates are issued to unit holders, as is the case in this distribution. If you sell Navios Partners units in the “regular-way” market up to and including the closing date, you will be selling your right to receive our common units from Navios Partners in the Distribution.

Commencing on or shortly after the closing date, if you hold physical certificates that represent your Navios Partners units and you are the registered holder of the Navios Partners units represented by those certificates, the distribution agent will mail to you an account statement that indicates the number of our common units that have been registered in book-entry form in your name.

Most Navios Partners unit holders hold their Navios Partners units through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the shares in “street name” and ownership would be recorded on the bank or brokerage firm’s books. If you hold your Navios Partners units through a bank or brokerage firm, your bank or brokerage firm will credit your account for our common units that you are entitled to receive in the Distribution. If you have any questions concerning the mechanics of having Navios Partners units held in “street name,” we encourage you to contact your bank or brokerage firm.

See “—When and How You Will Receive Our Common Units in the Distribution” below for more information regarding how shares will be distributed in the Distribution.

Results of the Distribution

Immediately after the Distribution, our unit holder base will increase and our issued and outstanding capital structure will consist of a non-economic general partner interest held by the general partner, and 34,603,100 common units, representing the limited partner interests held by limited partners. The Distribution will not affect the number of issued and outstanding units of Navios Partners or any rights of Navios Partners’ unit holders.

See “Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of the Distribution” for an explanation of the tax consequences of the Distribution.

Listing and Trading of Our Common Units

In connection with the Distribution, our common units have been approved for listing on the Nasdaq Global Select Market under the symbol “NMCI”.

Following the Distribution, Navios Partners common units will continue to trade on the NYSE under the symbol “NMM.”

Neither we nor Navios Partners can assure you as to the trading price of Navios Partners’ common units or our common units after the Distribution. The trading price of our common units may fluctuate significantly following the Distribution. Please read “Risk Factors—Risks Inherent in an Investment in Us—There is no existing U.S. market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and you could lose all or part of your investment” in this prospectus for more detail.

Substantially all of our outstanding 34,603,100 common units will be freely transferable without restriction or further registration under the Securities Act, except for common units received by entities and individuals who are our affiliates and certain common units which may be “restricted securities” as defined in Rule 144 of the Securities Act. Entities and individuals who may be considered our affiliates include entities and individuals who control, are controlled by or are under common control with us, as those terms generally are interpreted for federal securities law purposes. These entities and individuals may include some or all of our directors and executive officers. Following the Distribution, individuals who are our affiliates will hold 12,855,514 common units and our affiliates will be permitted to sell their common units only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemptions afforded by Section 4(a)(1) of the Securities Act or Rule 144 thereunder. To the extent common units may be “restricted securities,” those common units will only be eligible for public sale if they are registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act.

Distribution Conditions

The Distribution is subject to the satisfaction or waiver by Navios Partners of the following conditions:

•

the Navios Partners board of directors shall have authorized and approved the Distribution and related transactions and not withdrawn such authorization and approval, and shall have declared the dividend of our common units to Navios Partners unit holders;

•

the SEC shall have declared effective the registration statement of which this prospectus is a part, under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall be in effect, and no proceedings for such purpose shall be pending before or threatened by the SEC;

•	our common units shall have been accepted for listing on the Nasdaq Global Select Market or another national securities exchange or quotation system, subject to official notice of issuance;

•

no order, injunction or decree issued by any governmental authority of competent jurisdiction or other legal restraint or prohibition preventing consummation of the Distribution shall be in effect, and no other event outside the control of Navios Partners shall have occurred or failed to occur that prevents the consummation of the Distribution;

•

no other events or developments shall have occurred prior to the Distribution that, in the judgment of the board of directors of Navios Partners, would result in the Distribution having a material adverse effect on Navios Partners or its unit holders;

•	prior to the closing date, this prospectus shall have been made available to the holders of Navios Partners units as of the record date; and

•

immediately prior to the Distribution, the Plan of Conversion and limited partnership agreement, each in substantially the form filed as an exhibit to the registration statement of which this prospectus is a part, shall be in effect.

The fulfillment of the foregoing conditions will not create any obligation on the part of Navios Partners to effect the Distribution. We are not aware of any material federal or state regulatory requirements that must be complied with or any material approvals that must be obtained, other than compliance with SEC rules and regulations and the declaration of effectiveness of the Registration Statement by the SEC, in connection with the distribution. Navios Partners has the right not to complete the Distribution if, at any time, the board of directors of Navios Partners determines, in its sole discretion, that the Distribution is not in the best interests of Navios Partners or its unit holders, or that market conditions are such that it is not advisable to effect the Distribution. In addition, Navios Partners may at any time and from time to time until the Distribution decide to abandon the Distribution or modify or change the terms of the Distribution, including by accelerating or delaying the timing of the consummation of all or part of the Distribution.

When and How You Will Receive Our Common Units in the Distribution

In connection with the Distribution, Navios Partners will distribute to its unit holders, as a pro rata dividend, 0.0050 of our common units for every unit of Navios Partners issued and outstanding as of November 23, 2018, the record date of the Distribution.

Prior to the Distribution Navios Partners will deliver approximately 2.5% of the issued and outstanding common units to the distribution agent. Computershare Trust Company, N.A. will serve as distribution agent in connection with the Distribution and as transfer agent and registrar for our common units.

If you own Navios Partners units as of the close of business, New York City time, on November 23, 2018, the common units that you are entitled to receive in the Distribution will be issued to your account as follows:

•

Registered unit holders. If you hold your Navios Partners units directly through Navios Partners’ transfer agent, Continental Stock Transfer & Trust Company, you are a registered unit holder. In this case, the distribution agent will credit the whole Navios Containers common units you receive in the Distribution by way of direct registration in book-entry form to a new account with our transfer agent, Computershare Trust Company, N.A. Registration in book-entry form refers to a method of recording ownership where no physical certificates are issued to unit holders, as is the case in the Distribution. You will be able to access information regarding your book-entry account holding our common units at Computershare Trust Company, N.A.

•

Commencing on or shortly after the closing date, the distribution agent will mail to you an account statement that indicates the number of whole common units that have been registered in book-entry form in your name. We expect it will take the distribution agent up to two weeks after the closing date to complete the Distribution of our common units and mail statements of holding to all registered unit holders.

•

“Street name” or beneficial unit holders. Most Navios Partners unit holders hold their Navios Partners units beneficially through a bank, broker or other nominee. In these cases, the bank, broker or other nominee holds the units in “street name” and records your ownership on its books. If you own your Navios Partners units through a bank, broker or other nominee, your bank, broker or other nominee will credit your account with the whole common units of us that you receive in the Distribution on or shortly after the closing date. We encourage you to contact your bank, broker or other nominee if you have any questions concerning the mechanics of having Navios Partners units held in “street name.”

If you sell any of your Navios Partners units on or before the closing date, the buyer of those units may in some circumstances be entitled to receive the common units to be distributed in respect of the Navios Partners units you sold.

We are not asking Navios Partners unit holders to take any action in connection with the Distribution. No approval of the holders of Navios Partners units is required for the Distribution. We are not asking Navios Partners unit holders for a proxy and request that Navios Partners unit holders do not send us a proxy. We are also not asking Navios Partners unit holders to make any payment or surrender or exchange any of your Navios Partners units for our common units. The number of issued and outstanding Navios Partners units will not change as a result of the Distribution.

Computershare Trust Company, N.A. serves as transfer agent and registrar for our common units.

Reason for Furnishing this Prospectus

This prospectus is being furnished to provide information to Navios Partners unit holders who will receive our common units in the Distribution. It is not to be construed as an inducement or encouragement to buy any of our securities or the securities of Navios Partners, nor is it to be construed as a solicitation of proxies in respect of the Distribution or any other matter. We believe that the information contained in this prospectus is accurate as of the date set forth on the cover. Changes to the information contained in this prospectus may occur after that date, and neither we nor Navios Partners undertakes any obligation to update the information except in the normal course of our respective public disclosure obligations and practices.

USE OF PROCEEDS

We will not receive any proceeds in connection with the Distribution.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2018:

•	on a historical basis; and

•	on an as adjusted basis after giving effect to:

•	a borrowings repayment of $28.2 million made subsequent to September 30, 2018, of which $26.6 million relate to our secured credit facilities maturing in the fourth quarter of 2019.

•

drawdown of an additional $26.7 million for the sale and leaseback of four additional vessels under the $119.0 million sale and leaseback transaction that will refinance our credit facilities maturing in the fourth quarter of 2019.

You should read this capitalization table together with the sections of this prospectus entitled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of September 30, 2018
	Historical	As Adjusted
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Long-term debt (including current portion):
Senior secured credit facilities	$138,095	$110,814
Financial liability(1)	62,410	88,187

Total long-term debt(2)	$200,505	$199,001

Partners’ capital:
Common units held by public (21,064,914 units on a historical and as adjusted basis	$111,229	$111,229
Common units held by general partner and its affiliates (13,538,186 units on a historical and as adjusted basis	$71,486	$71,486

Total Navios Containers partners’ capital(3)	$182,715	$182,715

Total capitalization	$383,220	$381,716

(1)

Represents the drawdown of $37.5 million for the sale and leaseback of six vessels on June 29, 2018, of $26.0 million for the sale and leaseback of four additional vessels on July 27, 2018 and on August 29, 2018 and the drawdown of $26.7 million for the sale and leaseback of four additional vessels on November 9, 2018.

(2)

Total long-term debt (including current portion and the financial liability deriving from the sale and leaseback transaction) is presented gross of deferred financing costs of $3.0 million as of September 30, 2018.

(3)	Partners’ capital, as adjusted, does not give effect to fees and estimated expenses relating to the Distribution and listing of our common units on the Nasdaq Global Select Market.

MARKET PRICE INFORMATION

The common shares of Navios Maritime Containers Inc. (i.e., Navios Maritime Containers L.P. prior to its conversion to a limited partnership) traded on the Norwegian OTC List, an over-the-counter market that is administered and operated by a subsidiary of the Norwegian Securities Dealers Association, since June 12, 2017 under the symbol “NMCI.” On November 26, 2018, trading of the common shares on the Norwegian OTC List was halted in connection with our conversion from a corporation into a limited partnership. Our common units have been approved for listing on the Nasdaq Global Select Market under the symbol “NMCI” and we will formally delist from the Norwegian OTC List upon commencement of trading on the Nasdaq Global Select Market.

The following tables set forth the high and low prices for the common shares of Navios Maritime Containers Inc. for the calendar periods listed below.

Share prices on the Norwegian OTC List are presented in Norwegian kroner (“NOK”). Share prices below have been converted into, and are presented in, U.S. dollars per common share based on the Bloomberg Generic Composite Rate on each day of measurement. On October 23, 2018, the exchange rate between the NOK and the U.S. dollar was NOK 8.2918 to one U.S. dollar based on the Bloomberg Generic Composite Rate in effect on that date.

	Norwegian OTC List
	High	Low
For the Fiscal Year Ended
December 31, 2017 (from June 12, 2017)	$5.86	$5.26

	Norwegian OTC List
	High	Low
For the Calendar Quarter
Fourth Quarter 2018 (through November 26, 2018)	$4.96	$4.96
Third Quarter 2018	$5.22	$5.22
Second Quarter 2018	$5.60	$5.10
First Quarter 2018	$6.12	$5.58
Fourth Quarter 2017	$5.86	$5.49
Third Quarter 2017	$5.52	$5.26
Second Quarter 2017 (from June 12, 2017)	$5.31	$5.31

	Norwegian OTC List
	High	Low
For the Month
November 2018 (through November 26, 2018)	—	—
October 2018	$4.96	$4.96
September 2018	$5.22	$5.22
August 2018	—	—
July 2018	—	—
June 2018	$5.41	$5.33
May 2018	$5.38	$5.10
April 2018	$5.60	$5.15
March 2018	$5.80	$5.62
February 2018	$6.00	$5.58
January 2018	$6.12	$5.70
December 2017	$5.86	$5.49
November 2017	$5.82	$5.60
October 2017	$5.69	$5.54
September 2017	$5.52	$5.36
August 2017	—	—
July 2017	$5.26	$5.26
June 2017 (from June 12, 2017)	$5.31	$5.31

OUR DISTRIBUTION POLICY

Subject to the sole discretion of our board of directors and the considerations discussed below, we intend to return up to $10.0 million annually to our unit holders through common unit repurchases and/or cash distributions. Any change to our return of capital policy will be subject to a number of factors, including the discretion of our board of directors, Marshall Islands law, our results of operation, financial condition and cash requirements and availability, our ability to obtain debt and equity financing on acceptable terms, contractual restriction, the ability of our subsidiaries to distribute funds to us and other factors deemed relevant by our board of directors.

There is no guarantee that common unit holders will receive distributions from us or that we will make common unit repurchases. Our distribution policy may be changed at any time and is subject to certain risks and restrictions, including:

•	Under Section 51 of the Marshall Islands Limited Partnership Act, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets.

•

We may lack sufficient cash to pay distributions to our common unit holders or make common unit repurchases due to decreases in net revenues or increases in operating expenses, principal and interest payments on outstanding debt, tax expenses, working capital requirements, capital expenditures or anticipated cash needs.

•

Our distribution policy will be affected by restrictions on distributions under our existing credit facilities. Specifically, our credit facilities contain material financial tests that must be satisfied and we will not pay any distributions or make common unit repurchases that will cause us to violate our credit facilities or other debt instruments. These financial tests are described in this prospectus in ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Revolving Credit Facility.’’ Should we be unable to satisfy these restrictions or if we are otherwise in default under our credit facilities, our ability to make cash distributions to you, notwithstanding our cash distribution policy, would be materially adversely affected.

•

Our ability to make distributions to our unit holders or make common unit repurchases depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness, applicable partnership and limited liability company laws and other laws and regulations.

•	We have a limited operating history upon which to rely with respect to whether we will have sufficient cash available for cash distributions or common unit repurchases.

SELECTED HISTORICAL FINANCIAL DATA

The following table presents summary historical consolidated financial data giving retroactive effect to our conversion from a corporation to a limited partnership described in Note 1 to our consolidated financial statements included herein. The selected historical financial data as of September 30, 2018 and for the three and nine months ended September 30, 2018 and three month period ended September 30, 2017 and for the period from April 28, 2017 (date of inception) to September 30, 2017 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus, and should be read together with and are qualified in their entirety by reference to such consolidated financial statements. The selected historical financial data as of December 31, 2017 and for the period from April 28, 2017 (date of inception) to December 31, 2017 have been derived from our audited consolidated financial statements included elsewhere in this prospectus, and should be read together with and are qualified in their entirety by reference to such consolidated financial statements. The following table should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the unaudited condensed consolidated financial statements as of September 30, 2018 and for the three and nine months ended September 30, 2018 and for the three month period ended September 30, 2017 and for the period from April 28, 2017 (date of inception) to September 30, 2017 and related notes thereto included elsewhere in this prospectus and the audited consolidated financial statements as of December 31, 2017 and for the period from April 28, 2017 (date of inception) to December 31, 2017 and related notes thereto included elsewhere in this prospectus. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

Because we were formed in April 2017, we compare the operating results of the nine month period ended September 30, 2018 with the period from April 28, 2017 (date of inception) to September 30, 2017. We do not have financial results for any historical period that is comparable to the results of our operations for the period from April 28, 2017 (date of inception) to December 31, 2017.

All references to our common units and per unit data included in the selected historical financial data below have been retrospectively adjusted to reflect the conversion ratio of one common share of Navios Maritime Containers Inc. for each common unit of Navios Containers in connection with the conversion of Navios Maritime Containers Inc. into Navios Containers.

(in thousands of U.S. dollars, except for unit and per unit data.)	Three Months Ended September 30, 2018	Three Months Ended September 30, 2017	Nine Months Ended September 30, 2018	Period from April 28, 2017 (date of inception) to September 30, 2017	Period from April 28, 2017 (date of inception) to December 31, 2017
Statement of Income Data:
Revenue	$38,080	$14,757	$99,505	17,859	$39,188
Time charter and voyage expenses	(1,048)	(343)	(2,573)	(343)	(1,257)
Direct vessel expenses	(355)	(515)	(815)	(515)	(672)
Management fees (entirely through related parties transactions)	(14,490)	(6,576)	(38,578)	(7,277)	(16,488)
General and administrative expenses	(1,847)	(870)	(5,207)	(987)	(2,262)
Listing transaction-related expenses	(2,396)	—	(2,396)	—	—
Depreciation and amortization	(9,850)	(5,351)	(30,287)	(6,671)	(13,578)
Interest expense and finance cost, net	(3,617)	(1,007)	(7,555)	(1,088)	(2,268)
Other income/(expense), net	937	(11)	848	(13)	(25)

Net income	$5,414	$84	$12,942	$965	$2,638

Net earnings per common unit, basic and diluted	$0.16	$0.01	$0.39	$0.08	$0.14
Weighted average number of common units, basic and diluted	34,603,100	13,535,906	33,164,538	12,864,663	18,371,855

	September 30, 2018	December 31, 2017
Balance Sheet Data:
Total current assets	$22,443	$21,371
Vessels, net	318,746	177,597
Total assets	387,772	266,811
Total current liabilities	54,582	49,559
Long-term financial liability, net of current portion	55,776	—
Long-term debt, net of current portion	94,699	76,534
Total partners’ capital	$182,715	$140,718

	Nine Months Ended September 30, 2018		Period from April 28, 2017 (date of inception) to September 30, 2017	Period from April 28, 2017 (date of inception) to December 31, 2017
Cash Flow Data:
Net Cash Provided by/(used in) Operating Activities	$37,874		($1,047)	$2,623
Net Cash Used in Investing Activities	($144,608)		($120,070)	($249,227)
Net Cash Provided by Financing Activities	$106,362		$151,518	$260,825
(Decrease)/increase in cash and cash equivalents and restricted cash as applicable	$(372	)(1)	$30,401 (1)	$14,221

Other Financial and Operating Data:

(in thousands of U.S dollars except days and per day TCE)	Three Months Ended September 30, 2018	Three Months Ended September 30, 2017	Nine Months Ended September 30, 2018	Period from April 28, 2017 (date of inception) to September 30, 2017	Period from April 28, 2017 (date of inception) to December 31, 2017
EBITDA(2)	$19,236	$6,511	$51,599	$8,792	$18,709
Available days(3)	2,242	862	6,161	977	2,411
Time Charter Equivalent (TCE) per day(4)	16,518	16,724	15,733	17,930	15,730

(1)	From January 1, 2018, reflects the adoption of ASU 2016-18.

(2)

EBITDA is a non-GAAP financial measure. For a reconciliation of EBITDA from net cash provided by operating activities, the most comparable U.S. GAAP liquidity measure, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Reconciliation of EBITDA from Net Cash Provided by Operating Activities.”

(3)

Available days for the fleet are total calendar days the vessels were in our possession for the relevant period after subtracting off-hire days associated with major repairs, drydocking or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.

(4)	TCE is defined as revenues less time charter and voyage expenses during a relevant period divided by the number of available days during the period.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with the historical consolidated financial statements and related notes included elsewhere in this prospectus giving retroactive effect to our conversion from a corporation to a limited partnership, described in Note 1 to our consolidated financial statements included elsewhere in this prospectus. Among other things, those financial statements include more detailed information regarding the basis of presentation for the following information. The financial statements have been prepared in accordance with U.S. GAAP and are presented in U.S. dollars.

Some of the information contained in this discussion includes forward-looking statements that involve risks and uncertainties. Please read “Forward-Looking Statements” for more information. You should also review the “Risk Factors” for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements. You should also carefully read the following discussion with “Risk Factors,” “Forward-Looking Statements,” and “Selected Historical Financial Data.” We manage our business and analyze and report our results of operations in a single segment.

Business Overview

We are a growth-oriented international owner and operator of containerships. We were formed in April 2017 by Navios Holdings, which owns, operates or manages one of the largest shipping fleets by capacity, to take advantage of acquisition and chartering opportunities in the container shipping sector. We generate our revenues by chartering our vessels to leading liner companies pursuant to fixed-rate time charters. Under the terms of our charters, we provide crewing and technical management, while the charterer is generally responsible for securing cargoes, fuel costs and voyage expenses.

Because we were formed in April 2017, we compare the operating results of the nine months period ended September 30, 2018 with the period from April 28, 2017 (date of inception) to September 30, 2017. We do not have financial results for any historical period that is comparable to the results of our operations for the period from April 28, 2017 (date of inception) to December 31, 2017. We took delivery of our first vessels in our fleet in June 2017 and, after giving effect to the acquisition of the two containerships of which we expect to take delivery in the fourth quarter of 2018 and the two optional vessels of which we expect to take delivery in the first and second quarter of 2019, assuming the options relating to those two vessels are exercised, we have grown our fleet to 30 vessels, with an aggregate carrying capacity of 152,821 TEU and an average fleet age of 10.2 years.

The Navios Group began focusing on a strategy to expand its platform in the container sector in 2013, and in 2017 established its core asset base at a time when it believed values were at attractive levels. We believe this is a favorable time to continue to expand in the containership sector by acquiring quality second-hand vessels for which we see attractive employment opportunities. Containership prices remain at levels that are significantly below their 15-year historical averages and the time charter market for containerships started to show signs of improvement in 2017 and has continued to do so in the first quarter of 2018. Six to twelve month time charter rates for 4,400 TEU vessels increased from $7,300 per day in June 2017 to $12,800 per day by July 2018, while the average rate during the last 15 years was $20,098 per day. Rates for a six to twelve month time charter for 9,000 TEU vessels are at $29,000 per day as of May 2018, and the average rate for a three-year time charter during the last six years was $33,503 per day.

After giving effect to the acquisition of the two containerships, of which we expect to take delivery in the fourth quarter of 2018 and the two optional vessels of which we expect to take delivery in the first and second quarter of 2019, assuming the options relating to those two vessels are exercised, our fixed-term charters represented an aggregate of approximately $193.3 million of contracted revenue, assuming the redelivery dates set forth in the fleet table above in “Business—Description of Fleet” and 365 revenue days per annum per containership.

The table below provides additional information about the charter coverage of our fleet of 30 vessels as of October 31, 2018, for the fourth quarter of 2018 and for 2019, which gives effect to the acquisition of the two containerships of which we expect to take delivery in the fourth quarter of 2018 and the two vessels of which we expect to take delivery in the first and second quarter of 2019, assuming the options relating to those two vessels are exercised. Except as indicated in the footnotes, it does not reflect events occurring after October 31, 2018, including any charter contract we entered into after that date. The table assumes the midpoint redelivery dates under our containerships’ charters, unless otherwise indicated in the notes to our fleet table. See “Business—Description of Fleet.”

	Q4 2018E	2019E
Available Days(1)	2,391	10,777
Contracted Days	2,116	3,944
Contracted/Available Days	88.5%	36.6%

(1)

Available days for the fleet are total calendar days the vessels were in our possession for the relevant period after subtracting off-hire days associated with major repairs, drydocking or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.

Trends and Factors Affecting Our Future Results of Operations

We believe the principal factors that will affect our future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which our vessels engage in business. Other key factors that will be fundamental to our business, future financial condition and results of operations include:

•	the demand for seaborne transportation services;

•	the ability of our Manager’s commercial and chartering operations to successfully employ our vessels at economically attractive rates, particularly as our fleet expands and our charters expire;

•	the effective and efficient technical management of our vessels by our Manager;

•

our and our Manager’s ability to comply with governmental regulations, maritime organization regulations, as well as standard environmental, health and safety standards imposed by our charterers applicable to our business; and

•	the strength of and growth in the number of our customer relationships, especially with liner companies.

In addition to the factors discussed above, we believe certain specific factors will impact our consolidated results of operations. These factors include:

•	the fixed rates earned by our vessels under our charters;

•	the length of time of the charters we are able to enter into;

•	our access to capital required to acquire additional vessels and/or to implement our business strategy;

•	our ability to acquire and sell vessels at prices we deem satisfactory;

•	our level of debt and the related interest expense and amortization of principal; and

•	the level of any distributions on and repurchases of our common units.

Components of Our Operating Results

Revenues: We generate our revenues by chartering our vessels to leading liner companies pursuant to fixed-rate time charters. Revenue is recorded when services are rendered, we have a signed charter agreement or other evidence of an arrangement, the price is fixed or determinable, and collection is reasonably assured.

Time charters are available for varying periods, ranging from short-term to long-term charters. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel under short-term charters, gives the owner greater market exposure, which may result in benefits from high rates when vessels are in high demand or low rates when vessel availability exceeds demand. We intend to operate our vessels through a mix of short-term and medium-term time charters, as well as some long-term time charters. Vessel charter rates are affected by world economics, international events, weather conditions, strikes, governmental policies, supply and demand and many other factors that might be beyond our control.

Time charter and voyage expenses: Time charter and voyage expenses comprise all expenses related to each particular voyage, bunkers, port charges, canal tolls, cargo handling, agency fees and brokerage commissions. Also included in time charter and voyage expenses are charterers’ liability insurances, provision for losses on time charters and voyages in progress at year-end and other miscellaneous expenses.

Direct vessel expenses: Direct vessel expenses comprise the amortization related to drydock and special survey costs of certain vessels of our fleet as well as any costs associated with the reactivation of laid-up vessels.

Management fees (entirely through related parties transactions): Pursuant to the Management Agreement, dated June 7, 2017, as amended on November 23, 2017, April 23, 2018 and June 1, 2018, the Manager provides commercial and technical management services to our vessels, including commercial management, maintenance and crewing, purchasing and insurance. The term of this agreement is for an initial period of five years with an automatic extension for five years periods thereafter unless a notice for termination is received by either party. The fee for the ship management services provided by the Manager is a daily fixed fee of $6,100 for containerships from 3,000 TEU up to 5,500 TEU, $6,700 for containerships from 5,500 TEU up to 8,000 TEU and $7,400 for containerships from 8,000 TEU up to 10,000 TEU until June 2019. This fixed daily fee covers all of our vessels’ operating expenses, other than certain extraordinary fees and costs. Drydocking and special survey are paid to the Manager at cost. During the remaining three years of the term of the Management Agreement, we will reimburse the Manager for all of the actual operating costs and expenses it incurs in connection with the management of our fleet.

General & administrative expenses: General and administrative expenses include expenses incurred under the Administrative Services Agreement, dated June 7, 2017, pursuant to which the Manager provides administrative services to us, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. The term of this agreement is for an initial period of five years with an automatic extension for five years periods thereafter unless a notice for termination is received by either party. General and administrative expenses also include legal, accounting and advisory fees. Total general and administrative fees charged are presented under “General and administrative expenses” in the consolidated statements of income. We expect our general and administrative expenses to increase following our listing on the Nasdaq Global Select Market as we incur additional costs as a result of operating as a public company, which will include the preparation of disclosure documents, legal and accounting costs, investor relation costs, incremental director and officer liability insurance costs, director and executive compensation and costs related to compliance with regulations applicable to being a public company, including Sarbanes-Oxley.

Depreciation and amortization: Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. Management estimates the residual values of our containerships based on a scrap value of $340 per lightweight ton, as we believe these levels are common in the shipping industry. We estimate the useful life of our vessels to be 30 years from the vessel’s original construction. We also amortize the value of our favorable or unfavorable leases using a straight line method over the remaining life of the terms of the respective charter. Acquisitions of vessels with existing time charters can result in the recording of these intangible assets or intangible liabilities depending on whether the charter rate on the vessel acquired is higher or lower than market charter rates.

Interest expense and finance cost, net: We incur interest expense on outstanding indebtedness under our existing credit facilities which we include in interest expense and finance cost, net. Interest expense and finance cost, net also include financing and legal costs in connection with establishing and amending those facilities, which are deferred and amortized during the life of the related debt using the effective interest method. Unamortized fees relating to loans repaid or refinanced, meeting the criteria of debt extinguishment, are expensed in the period the repayment or refinancing is made. We will incur additional interest expense in the future on our outstanding borrowings and under future borrowings.

Other expense, net: Other expense, net primarily includes non-recurring items that are not classified under the other categories of our consolidated income statement.

Operating Results

Because we were formed in April 2017, we compare the operating results for the nine month period ended September 30, 2018 with the period from April 28, 2017 (date of inception) to September 30, 2017. Our fleet has grown significantly during that timeframe, from 14 vessels at the period ending September 30, 2017 to 26 vessels at the period ending September 30, 2018, and this fleet growth is the principal driver of the differences between the periods compared below. We do not have financial results for any historical period that is comparable to the results of our operations for the period from April 28, 2017 (date of inception) to December 31, 2017.

Three Months Ended September 30, 2018 compared to the three months ended September 30, 2017

The following table presents consolidated revenue and expense information for the three months ended September 30, 2018 and September 30, 2017. This information was derived from our unaudited consolidated revenue and expense accounts for the respective periods.

	Three Months Ended September 30, 2018	Three Months Ended September 30, 2017
Statement of Income Data:
Revenue	$38,080	$14,757
Time charter and voyage expenses	(1,048)	(343)
Direct vessel expenses	(355)	(515)
Management fees (entirely through related parties transactions)	(14,490)	(6,576)
General and administrative expenses	(1,847)	(870)
Listing transaction-related expenses	(2,396)	—
Depreciation and amortization	(9,850)	(5,351)
Interest expense and finance cost, net	(3,617)	(1,007)
Other income/(expense), net	937	(11)

Net income	$5,414	$84

The following table reflects certain key indicators indicative of the performance of our operations and our fleet performance for the three months ended September 30, 2018 and 2017, respectively.

	Three Months Ended September 30, 2018	Three Months Ended September 30, 2017
Fleet Data
Available days(1)	2,242	862
Operating days(2)	2,218	801
Fleet utilization(3)	98.9%	92.9%
Vessels operating at period end	26	14
Average Daily Results
Time Charter Equivalent (TCE) per day(4)	$16,518	$16,724

1)

Available days for the fleet are total calendar days the vessels were in our possession for the relevant period after subtracting off-hire days associated with major repairs, drydocking or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.

2)

Operating days are the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.

(3)

Fleet utilization is the percentage of time that Navios Containers’ vessels were available for generating revenue, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels.

4)	TCE is defined as revenues less time charter and voyage expenses during a relevant period divided by the number of available days during the period.

Revenue: Revenue for the three month period ended September 30, 2018 was $38.1 million as compared to $14.8 million for the comparative period in 2017. The increase of $23.3 million is due to the increase in the number of vessels operating during the three months ended September 30, 2018, reflected in the growth in the number of available days from 862 for the three month period ended September 30, 2017 to 2,242 for the three month period ended September 30, 2018.

Time charter and voyage expenses: Time charter and voyage expenses for the three months ended September 30, 2018 and September 30, 2017 were $1.0 million and $0.3 million, respectively, mainly relating to fuel and brokers’ commissions expenses. The increase in time charter and voyage expenses is due to the increase in the number of vessels in our fleet as described above.

Direct vessel expenses: Direct vessel expenses for the three months ended September 30, 2018 amounted to $0.4 million and were related to the amortization of drydock and special survey costs of certain vessels in our fleet. Direct vessel expenses for the three months ended September 30, 2017 amounted to $0.5 million, out of which $0.4 million was related to the reactivation costs of four laid-up vessels and $0.1 million was related to the amortization of drydock and special survey costs of certain vessels in our fleet.

Management fees (entirely through related parties transactions): Management fees for the three months ended September 30, 2018 amounted to $14.5 million as compared to $6.6 million for the same period in 2017. The increase of $7.9 million is attributable to the increase of operating vessels from 14 as of September 30, 2017 to 26 as of September 30, 2018. Pursuant to the Management Agreement, the Manager, a wholly owned subsidiary of Navios Holdings, provides commercial and technical management services to our vessels for a daily fixed fee of $6,100 for containerships from 3,000 TEU up to 5,500 TEU and $7,400 for containerships from

8,000 TEU up to 10,000 TEU, payable on the last day of each month, covering all of our vessels’ operating expenses, other than certain extraordinary fees and costs.

General and administrative expenses: General and administrative expenses were $1.8 million and $0.9 million for the three months ended September 30, 2018 and September 30, 2017, respectively. Pursuant to the Administrative Services Agreement, the Manager also provides administrative services to us. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. The increase of $0.9 million is mainly attributable the increase in the expenses charged by the Manager mainly due to the increase of operating vessels from 14 as of September 30, 2017 to 26 as of September 30, 2018

Listing transaction-related expenses: Listing transaction-related expenses for the three month period ended September 30, 2018 amounted to $2.4 million and related to expenses incurred in connection to our prior efforts to list on a U.S. exchange.

Depreciation and amortization: Depreciation and amortization amounted to $9.9 million and $5.4 million for the three months ended September 30, 2018 and September 30, 2017, respectively. The increase of $4.5 million is mainly attributable to (i) the increase in vessel depreciation by $1.7 million due to the increase in the number of vessels in our fleet and (ii) $2.8 million increase in the amortization of favorable lease terms that were recognized in relation to the acquisition of the rights on the time charter-out contracts of nine containerships. Vessel depreciation is calculated using an estimated useful life of 30 years for containerships, from the date the vessel was originally delivered from the shipyard. The weighted average remaining useful lives are 1.5 years for time charters with favorable terms.

Interest expense and finance cost, net: Interest expense and finance cost, net for the three months ended September 30, 2018 and September 30, 2017 was $3.6 million and $1.0 million, respectively. The increase of $2.6 million is attributable to (i) $2.2 million increase in the interest expense as a result of the increase of the weighted average outstanding debt from $52.0 million for the three month period ended September 30, 2017 to $200.9 million for the three month period ended September 30, 2018; and (ii) a $0.4 million increase in the amortization of the deferred finance fees. The weighted average interest rate under our credit facilities for the period ended September 30, 2017 was 5.19% and for the three month period ended September 30, 2018 was 5.86%.

Other income/(expense), net: Other income for the three month period ended September 30, 2018 was $0.9 million and was mainly attributable to settlement of outstanding claims amounting $1.0 million partially mitigated by $0.1 million relating to miscellaneous expenses. Other expense for the three month period ended September 30, 2017 was $0.1 million and was mainly attributable to miscellaneous expenses.

Net income: Net income for the three months ended September 30, 2018 was $5.4 million compared to $0.1 million for three month period September 30, 2017. The increase in net income of $5.3 million was due to the factors discussed above.

Nine Months Ended September 30, 2018 compared to the period from April 28, 2017 (date of inception) to September 30, 2017.

The following table presents consolidated revenue and expense information for the nine months ended September 30, 2018 and for the period from April 28, 2017 (date of inception) to September 30, 2017. This information was derived from our unaudited consolidated revenue and expense accounts for the respective periods.

	Nine Month Period Ended September 30, 2018	Period from April 28, 2017 (date of inception) to September 30, 2017
Revenue	$99,505	$17,859
Time charter and voyage expenses	(2,573)	(343)
Direct vessel expenses	(815)	(515)
Management fees (entirely through related parties transactions)	(38,578)	(7,277)
General and administrative expenses	(5,207)	(987)
Listing transaction-related expenses	(2,396)	—
Depreciation and amortization	(30,287)	(6,671)
Interest expense and finance cost, net	(7,555)	(1,088)
Other income/(expense), net	848	(13)

Net income	$12,942	$965

The following table reflects certain key indicators indicative of the performance of our operations and our fleet performance for the nine month period ended September 30, 2018 and for the period from which our initial vessels were delivered, June 8, 2017, through September 30, 2017.

	Nine month Period Ended September 30, 2018	Period from June 8, 2017 to September 30, 2017
	(unaudited)	(unaudited)
Available Days(1)	6,161	977
Operating Days(2)	6,075	916
Fleet Utilization(3)	98.6%	93.8%
Vessels operating at period end	26	14
TCE(4)	$15,733	$17,930

(1)

Available days for the fleet are total calendar days the vessels were in our possession for the relevant period after subtracting off-hire days associated with major repairs, drydocking or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.

(2)

Operating days are the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.

(3)

Fleet utilization is the percentage of time that our vessels were available for generating revenue, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels.

(4)	TCE is defined as revenues less time charter and voyage expenses during a relevant period divided by the number of available days during the period.

Revenue: Revenue for the nine month period ended September 30, 2018 was $99.5 million, as compared to $17.9 million for the period from April 28, 2017 (date of inception) to September 30, 2017. The increase is due to the increase in the number of vessels operating during the nine month period ended September 30, 2018, reflected in the growth in the number of available days from 977 for the period from April 28, 2017 (date of inception) to September 30, 2017, to 6,161 for the nine month period ended September 30, 2018.

Time charter and voyage expenses: Time charter and voyage expenses for the nine month period ended September 30, 2018 were $2.6 million and for the period from April 28, 2017 (date of inception) to September 30, 2017 were $0.3 million, mainly relating to fuel expenses and brokers’ commissions. The increase in time charter and voyage expenses is due to the increase in the number of vessels in our fleet as described above.

Direct vessel expenses: Direct vessel expenses for the nine month period ended September 30, 2018 amounted to $0.8 million and are related to the amortization of drydock and special survey costs of certain vessels in our fleet. Direct vessel expenses for the period from April 28, 2017 (date of inception) to September 30, 2017, amounted to $0.5 million, out of which $0.4 million was related to the reactivation costs of four laid-up vessels and $0.1 million was related to the amortization of drydock and special survey costs of certain vessels in our fleet.

Management fees (entirely through related parties transactions): Management fees for the nine months ended September 30, 2018 and for the period from April 28, 2017 (date of inception) to September 30, 2017 amounted to $38.6 million and $7.3 million, respectively. The increase of $31.3 million is attributable to the increase of operating vessels from 14 as at September 30, 2017 to 26 as at September 30, 2018 and to the increase of the available days from 977 as of September 30, 2017 to 6,161 as of September 30, 2018. Pursuant to the Management Agreement, the Manager provides commercial and technical management services to our vessels for a daily fixed fee of $6,100 for containerships from 3,000 TEU up to 5,500 TEU and $7,400 for containerships from 8,000 TEU up to 10,000 TEU, payable on the last day of each month, covering all of our vessels’ operating expenses, other than certain extraordinary fees and costs.

General and administrative expenses: General and administrative expenses increased by $4.2 million to $5.2 million for the nine month period ended September 30, 2018 from $1.0 million for the period from April 28, 2017 (date of inception) to September 30, 2017. Pursuant to the Administrative Services Agreement, the Manager also provides administrative services to us. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. The increase of $4.2 million is attributable to (i) a $4.0 million increase in expense charged by the Manager mainly due to the increase of operating vessels from 14 as of September 30, 2017 to 26 as of September 30, 2018 and to the increase of the available days from 977 as of September 30, 2017 to 6,161 as of September 30, 2018; and (ii) a $0.2 million increase in legal and professional fees, as well as audit fees and directors’ fees.

Listing transaction-related expenses: Listing transaction-related expenses for the nine month period ended

September 30, 2018 amounted to $2.4 million and related to expenses incurred in connection to our prior efforts to list on a U.S. exchange.

Depreciation and amortization: Depreciation and amortization amounted to $30.3 million and $6.7 million for the nine month period ended September 30, 2018 and for the period from April 28, 2017 (date of inception) to September 30, 2017, respectively. The increase is due to (a) $3.3 million increase in vessel depreciation due to the increase number of vessels in Navios Containers’ fleet and (b) $20.3 million increase in the amortization of favorable lease terms that were recognized in relation to the acquisition of the rights on the time charter-out contracts of nine containerships. Vessel depreciation is calculated using an estimated useful life of 30 years for containerships, from the date the vessel was originally delivered from the shipyard. The weighted average remaining useful lives are 1.5 years for time charters with favorable terms.

Interest expense and finance cost, net: Interest expense and finance cost, net for the nine months ended September 30, 2018 and for the period from April 28, 2017 (date of inception) to September 30, 2017 was $7.6 million and $1.1 million, respectively The increase of $6.5 million is mainly attributable to (i) a $5.6 million increase in the interest expense as a result of the increase of the weighted average outstanding debt from $31.1 million for the period from April 28, 2017 (date of inception) to September 30, 2017, to $148.3 million for the nine month period ended September 30, 2018; and (ii) a $0.9 million increase in the amortization of the deferred finance fees. The weighted average interest rate under our credit facilities for the period from April 28, 2017 (date of inception) to September 30, 2017 was 5.19% and for the nine month period ended September 30, 2018 was 5.73%.

Other income/(expense), net: Other income for the nine month period ended September 30, 2018 amounted to $0.8 million and was mainly attributable to settlement of outstanding claims amounting to $1.0 million partially mitigated by $0.2 million relating to miscellaneous expenses. Other expense for the period from April 28, 2017 (date of inception) to September 30, 2017 was below $0.1 million, mainly attributable to miscellaneous expenses.

Net income: Net income for the nine months ended September 30, 2018 was $12.9 million compared to $1.0 million for the period from April 28, 2017 (date of inception) to September 30, 2017. The increase in net income of $11.9 million was due to the factors discussed above.

Period from April 28, 2017 (date of inception) to December 31, 2017

Because we were formed on April 28, 2017, we do not have financial results for any historical period that is comparable to the results of our operations for the period from April 28, 2017 (date of inception) to December 31, 2017.

The following table presents consolidated revenue and expense information for the period from April 28, 2017 (date of inception) to December 31, 2017. This information was derived from our audited consolidated revenue and expense accounts for the respective period.

Period from April 28, 2017 (date of inception) to December 31, 2017
Statement of Income Data:
Revenue	$39,188
Time charter and voyage expenses	(1,257)
Direct vessel expenses	(672)
Management fees (entirely through related parties transactions)	(16,488)
General and administrative expenses	(2,262)
Depreciation and amortization	(13,578)
Interest expense and finance cost, net	(2,268)
Other expense, net	(25)

Net income	$2,638

The following table reflects certain key indicators indicative of the performance of our operations and our fleet performance for the period from which our initial vessels were delivered, June 8, 2017, through December 31, 2017.

Period from June 8, 2017 to December 31, 2017
Fleet Data
Available days(1)	2,411
Operating days(2)	2,268
Fleet utilization(3)	94.1%
Vessels operating at period end	21
Average Daily Results
Time Charter Equivalent (TCE) per day(4)	$15,730

(1)

Available days for the fleet are total calendar days the vessels were in our possession for the relevant period after subtracting off-hire days associated with major repairs, drydocking or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.

(2)

Operating days are the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.

(3)

Fleet utilization is the percentage of time that our vessels were available for generating revenue, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels.

(4)	TCE is defined as revenues less time charter and voyage expenses during a relevant period divided by the number of available days during the period.

Revenues: Revenues for the period from April 28, 2017 (date of inception) to December 31, 2017 amounted to $39.2 million and consisted of time charter revenues. Following our acquisition of 21 vessels and based on the timing of the deliveries of these vessels into our fleet, we had 2,411 available days, with a TCE of $15,730.

Time charter and voyage expenses: Time charter and voyage expenses for the period from April 28, 2017 (date of inception) to December 31, 2017 were $1.3 million, mainly relating to fuel expenses.

Direct vessel expenses: Direct vessel expenses for the period from April 28, 2017 (date of inception) to December 31, 2017 amounted to $0.7 million. The amortization of drydock and special survey costs, of certain vessels in our fleet amounted to $0.3 million and $0.4 million was related to the reactivation costs of four laid-up vessels.

Management fees (entirely through related parties transactions): Management fees for the period from April 28, 2017 (date of inception) to December 31, 2017 amounted to $16.5 million. Pursuant to the Management Agreement, the Manager, a wholly owned subsidiary of Navios Holdings, provides commercial and technical management services to our vessels for a daily fixed fee of $6,100 until June 2019 for containerships up to 5,500 TEU, payable on the last day of each month, covering all of our vessels’ operating expenses, other than certain extraordinary fees and costs.

General and administrative expenses: General and administrative expenses were $2.3 million for the period from April 28, 2017 (date of inception) to December 31, 2017. Pursuant to the Administrative Services Agreement, the Manager also provides administrative services to us. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. For the period from April 28, 2017 (date of inception) to December 31, 2017, the expenses charged by the Manager for administrative fees were $1.9 million. The balance of $0.4 million of general and administrative expenses was related to legal and professional fees, as well as audit fees and directors’ fees.

Depreciation and amortization: Depreciation and amortization amounted to $13.6 million for the period from April 28, 2017 (date of inception) to December 31, 2017. Vessel depreciation of $0.6 million is calculated using an estimated useful life of 30 years for containerships, from the date the vessel was originally delivered from the shipyard. Amortization of favorable lease terms that were recognized in relation to the acquisition of the rights on the time charter-out contracts of nine containerships was $13.0 million. The weighted average remaining useful lives are 2.0 years for time charters with favorable terms.

Interest expense and finance cost, net: Interest expense and finance cost, net for the period from April 28, 2017 (date of inception) to December 31, 2017 was $2.3 million. The weighted average interest rate under our credit facilities for the same period was 5.20%.

Other expense, net: Other expense for the period from April 28, 2017 (date of inception) to December 31, 2017 was below $0.1 million, mainly attributable to miscellaneous expenses.

Net income: Net income for the period from April 28, 2017 (date of inception) to December 31, 2017 was $2.6 million.

Liquidity and Cash Sources and Uses

Our primary short-term liquidity needs are to fund general working capital requirements, cash reserve requirements including those under our credit facilities and debt service, while our long-term liquidity needs primarily relate to capital expenditures, relating to vessel acquisitions, maintenance capital expenditures (relating primarily to drydocking expenditures) and debt repayment.

We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations and borrowings. We have also recently entered into a sale and leaseback transaction which provided us with an additional source of liquidity, and we may enter into similar transactions in the future. On September 30, 2018 and December 31, 2017, our current assets totaled $22.4 million and $21.4 million, respectively, while current liabilities totaled $54.6 million and $49.6 million, respectively, resulting in a negative working capital position of $32.2 million and $28.2 million, respectively.

As of September 30, 2018 and December 31, 2017, our current liabilities included $47.0 million and $42.5 million, respectively, related to installments due under our credit facilities and the financial liability under the sale and leaseback transactions. In May 2018, we entered into a sale and leaseback transaction for an amount of $119.0 million to refinance our outstanding credit facilities on 18 vessels maturing in the fourth quarter of 2019, with a combined balance of $92.4 million outstanding on March 31, 2018. On June 29, 2018, we completed the sale and leaseback of the first six vessels for approximately $37.5 million and, on July 27, 2018 and August 29, 2018, we completed the sale and leaseback of four additional vessels for approximately $26.0 million. On November 9, 2018 we completed the sale and leaseback of four additional vessels for approximately $26.7 million. We do not intend to proceed with the sale and leaseback transaction of the four remaining vessels. We expect to be in a position to meet our loan obligations in part through our contracted revenue of $135.20 million as of October 31, 2018. Generally, our long-term sources of funds derive from cash from operations, long-term bank borrowings and other debt or equity financings to fund acquisitions and expansion and investment capital expenditures, including opportunities we may pursue under the Omnibus Agreement. We cannot assure you that we will be able to raise the size of our credit facilities or obtaining additional funds on favorable terms.

Cash deposits and cash equivalents in excess of amounts covered by government provided insurance are exposed to loss in the event of non-performance by financial institutions. We maintain cash deposits and equivalents in excess of government provided insurance limits. We also minimize exposure to credit risk by dealing with a diversified group of major financial institutions.

On June 8, 2017, Navios Maritime Containers Inc. closed the initial private placement of 10,057,645 shares at a subscription price of $5.00 per share, resulting in gross proceeds of $50.3 million. Navios Partners invested $30.0 million and received 59.7% of the equity, and Navios Holdings invested $5.0 million and received 9.9% of our equity. Each of Navios Partners and Navios Holdings also received warrants, with a five-year term, for 6.8% and 1.7% of the equity, respectively.

On August 29, 2017, Navios Maritime Containers Inc. closed a follow-on private placement of 10,000,000 shares at a subscription price of $5.00 per share, resulting in gross proceeds of $50.0 million. Navios Partners invested $10.0 million and received 2,000,000 shares. Navios Partners and Navios Holdings also received warrants, with a five-year term, for 6.8% and 1.7% of the newly issued equity, respectively.

On November 9, 2017, Navios Maritime Containers Inc. closed a follow-on private placement of 9,090,909 shares at a subscription price of $5.50 per share, resulting in gross proceeds of $50.0 million. Navios Partners invested $10.0 million and received 1,818,182 shares. Navios Partners and Navios Holdings also received warrants, with a five-year term, for 6.8% and 1.7% of the newly issued equity, respectively.

On March 13, 2018, Navios Maritime Containers Inc. closed a follow-on private placement and issued 5,454,546 shares at a subscription price of $5.50 per share, resulting in gross proceeds of $30.0 million. Navios Partners invested $14.5 million and received 2,629,095 shares and Navios Holdings invested $0.5 million and received 90,909 shares. Navios Partners and Navios Holdings also received warrants, with a five-year term, for 6.8% and 1.7% of the newly issued equity, respectively, at an exercise price of $5.50 per share.

As of September 30, 2018, Navios Maritime Containers Inc. had a total of 34,603,100 common shares outstanding and a total of 2,941,264 warrants outstanding. Navios Partners holds 12,447,277 common shares representing 36.0% of the equity and Navios Holdings holds 1,090,909 common shares representing 3.2% of our equity. Each of Navios Partners and Navios Holdings also holds warrants, with a five-year term, for 6.8% and 1.7% of our total equity, respectively.

After giving effect to the Distribution, Navios Partners will own 11,592,227 common units, or approximately 33.5% of the equity and Navios Holding will hold 1,263,287 common units, or approximately 3.7% of the equity. In addition, prior to the Distribution, Navios Maritime Containers Inc. was converted into a limited partnership named Navios Maritime Containers L.P. Upon the conversion, all of the warrants described above issued to Navios Partners and Navios Holdings expired.

Cash flows for the Nine Months Ended September 30, 2018 and for the period from April 28, 2017 (date of inception) to September 30, 2017:

The following table presents cash flow information for the nine months ended September 30, 2018 and for the period from April 28, 2017 (date of inception) to September 30, 2017. This information was derived from our unaudited consolidated statement of cash flows for the respective periods.

(in thousands of U.S. dollars)	Nine Months Ended September 30, 2018	Period from April 28, 2017 (date of inception) to September 30, 2017
Net cash provided by/(used in) operating activities	$37,874	$(1,047)
Net cash used in investing activities	(144,608)	(120,070)
Net cash provided by financing activities	106,362	151,518

(Decrease)/increase in cash and cash equivalents and restricted cash	$(372)	$30,401

Cash provided by operating activities for the Nine Months Ended September 30, 2018 as compared to cash used in operating activities for the period from April 28, 2017 (date of inception) to September 30, 2017:

Net cash provided by operating activities increased by $38.9 million from $1.0 million outflow for the period from April 28, 2017 (date of inception) to September 30, 2017 to $37.9 million inflow for the nine months ended September 30, 2018. Net income increased by $11.9 million from $1.0 million for the period from April 28, 2017 (date of inception) to September 30, 2017 to $12.9 million for the nine month period ended September 30, 2018. In determining net cash provided by operating activities, net income is adjusted for the effects of certain non-cash items which may be analyzed in detail as follows:

(in thousands of U.S. dollars)	Nine Months Ended September 30, 2018	Period from April 28, 2017 (date of inception) to September 30, 2017
Net income	$12,942	$965
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	30,287	6,671
Amortization of deferred financing costs	1,144	199
Amortization of deferred drydock and special survey costs	815	68

Net income adjusted for non-cash items	$45,188	$7,903

Accounts receivable, net, increased by $1.9 million from $0.6 million at December 31, 2017 to $2.5 million at September 30, 2018. The increase is attributable to the increase of amounts due from charterers.

Amounts due from related parties, short-term, decreased by $0.5 million from $5.6 million at December 31, 2017 to $5.1 million as of September 30, 2018. The balance mainly consisted of special survey and drydocking expenses for certain vessels of our fleet, as well as management fees, in accordance with the Management Agreement. Please refer to the relevant discussion below, under “Related Party Transactions.”

Inventories decreased by $0.2 million to $0.3 million as of September 30, 2018 from $0.5 million as of December 31, 2017. The balance consisted of bunkers on board our containerships.

Prepaid and other current assets increased by $0.3 million to $0.4 million as of September 30, 2018 from below $0.1 million for the period from April 28, 2017 (date of inception) to September 30, 2017. Prepaid and other current assets mainly consisted of prepaid transaction costs relating to our listing on the Nasdaq Global Select Market.

Amounts due from related parties, long-term, increased by $1.5 million from $5.8 million as of December 31, 2017 to $7.3 million as of September 30, 2018 and consist of management fees, in accordance with the Management Agreement. Please refer to the relevant discussion below, under “Related Party Transactions.”

Other long term assets increased by $0.8 million to $0.8 million as of September 30, 2018 and are related to cash deposits relating to the sale and lease back of ten vessels.

Accounts payable increased by $1.1 million from $0.6 million as of December 31, 2017 to $1.7 million as of September 30, 2018. The increase is attributable to: (i) $0.2 million increase in broker payables; (ii) $0.1 million increase in port-agent payables (iii) $0.5 million increase in legal and professional fees payables and (iv) $0.3 million increase in payables to other suppliers.

Accrued expenses decreased by $0.9 million from $3.9 million as of December 31, 2017 to $3.0 million as of September 30, 2018. The decrease is attributable to a $1.1 million increase in legal and professional fees mitigated by $0.2 million decrease in other accrued expenses.

Payments for drydock and special survey costs incurred for the nine months ended September 30, 2018 was $4.1 million and related to drydock and special survey costs incurred for certain vessels of the fleet. Payments for drydock and special survey costs incurred for the period from April 28, 2017 (date of inception) to September 30, 2017 amounted to $2.3 million.

Deferred income and cash received in advance increased by $0.4 million from $2.5 million as of December 31, 2017 to $2.9 million inflow as of September 30, 2018. Deferred income primarily reflects charter-out amounts collected on voyages that have not been completed.

Cash used in investing activities for the Nine Months Ended September 30, 2018 as compared cash used in investing activities for the period from April 28, 2017 (date of inception) to September 30, 2017:

Net cash used in investing activities increased by $24.5 million to $144.6 million outflow for the nine month period ended September 30, 2018 as compared to $120.1 million outflow for the period from April 28, 2017 (date of inception) to September 30, 2017. Cash used in investing activities for the nine months ended September 30, 2018 was the result of $144.6 million in payments relating to the acquisition of five containerships which we took delivery during the nine months ended September 30, 2018. Cash used in investing activities for the period from April 28, 2017 (date of inception) to September 30, 2017 was the result of $125.5 million in payments relating to the acquisition of 14 containerships partially offset by the $5.4 million of cash acquired through an asset acquisition transaction.

Cash provided by financing activities for the Nine Months Ended September 30, 2018 as compared to cash provided by financing activities for the period from April 28, 2017 (date of inception) to September 30, 2017:

Cash provided by financing activities decreased by $45.1 million from $151.5 million for the period from April 28, 2017 (date of inception) to September 30, 2017 to $106.4 million for the nine months ended September 30, 2018.

Cash provided by financing activities for the nine months ended September 30, 2018 was the result of (i) $76.0 million of loan proceeds to partially finance the acquisition of five containerships; (ii) $63.5 million from the completion of the sale and lease back of ten vessels in the second and third quarter of 2018 and (iii) $29.1 million proceeds from the issuance of 5,454,546 common shares, net of offering costs, related to the follow-on private placement in March 2018. This overall increase was partially mitigated by (i) $59.7 million of payments performed in connection with our outstanding indebtedness; and (ii) $2.5 million of debt issuance costs.

Cash provided by financing activities for the period from April 28, 2017 (date of inception) to September 30, 2017 was the result of $60.7 million of loan proceeds to partially finance the acquisition of 14 containerships and $95.3 million proceeds from the issuance of 20,057,645 common shares, net of offering costs, related to the private placements in June 2017 and August 2017. The $156.0 million increase was partially offset by i) $3.8 million of payments performed in connection with our outstanding indebtedness; and (ii) $0.7 million of debt issuance costs.

Cash flows for the period from April 28, 2017 (date of inception) to December 31, 2017:

The following table presents cash flow information for the period from April 28, 2017 (date of inception) to December 31, 2017. This information was derived from our audited consolidated statement of cash flows for the respective period.

(in thousands of U.S. dollars)	Period from April 28, 2017 (date of inception) to December 31, 2017
Net cash provided by operating activities	$2,623
Net cash used in investing activities	(249,227)
Net cash provided by financing activities	260,825
Increase in cash and cash equivalents	$14,221

Cash provided by operating activities for the period from April 28, 2017 (date of inception) to December 31, 2017:

Net cash provided by operating activities amounted to $2.6 million for the period from April 28, 2017 (date of inception) to December 31, 2017. In determining net cash provided by operating activities, net income is adjusted for the effects of certain non-cash items which may be analyzed in detail as follows:

(in thousands of U.S. dollars)	Period from April 28, 2017 (date of inception) to December 31, 2017
Net income	$2,638
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	13,578
Amortization of deferred financing costs	430
Amortization of deferred drydock and special survey costs	225

Net income adjusted for non-cash items	$16,871

Accounts receivable, net, amounted to $0.6 million as of December 31, 2017. The balance consisted of amounts due from charterers.

Amounts due from related parties, short-term, amounted to $5.6 million as of December 31, 2017. The balance mainly consisted of special survey and drydocking expenses for certain vessels of our fleet, as well as management fees. Please refer to the relevant discussion below, under “Certain Relationships and Related Party Transactions.”

Inventories amounted to $0.5 million as of December 31, 2017. The balance consisted of bunkers on board our containerships.

Amounts due from related parties, long-term, amounted to $5.8 million as of December 31, 2017. The balance consisted of management fees. Please refer to the relevant discussion below, under “Certain Relationships and Related Party Transactions.”

Accounts payable increased by $0.5 million at December 31, 2017. The balance mainly consisted of accounts payable relating to brokers and other service providers.

Accrued expenses increased by $2.5 million at December 31, 2017. The balance mainly consisted of: (i) $1.1 million accrued expenses; (ii) $1.2 million of accrued legal and professional fees and (iii) $0.2 million of accrued interest.

Amounts due to related parties, short-term, decreased by $1.7 million as at December 31, 2017. The decrease was primarily due to the repayment of transaction costs related to the acquisition of the five 4,250 TEU containerships from Navios Partners.

Deferred income and cash received in advance increased by $0.3 million at December 31, 2017. Deferred income primarily reflects charter-out amounts collected on voyages that have not been completed.

Payments for drydock and special survey costs incurred at December 31, 2017 was $3.8 million and related to drydock and special survey costs incurred for certain vessels of the fleet.

Cash used in investing activities for the period from April 28, 2017 (date of inception) to December 31, 2017:

Cash used in investing activities was $249.2 million for the period from April 28, 2017 (date of inception) to December 31, 2017.

Cash used in investing activities for the period from April 28, 2017 (date of inception) to December 31, 2017 was the result of $254.7 million in payments relating to the acquisition of 21 containerships in 2017 partially mitigated by $5.5 million of cash acquired through an asset acquisition.

Cash provided by financing activities for the period from April 28, 2017 (date of inception) to December 31, 2017:

Cash provided by financing activities was $260.8 million for the period from April 28, 2017 (date of inception) to December 31, 2017.

Cash provided by financing activities for the period from April 28, 2017 (date of inception) to December 31, 2017 was the result of (i) $126.9 million of loan proceeds (net of $2.1 million loan discounts and debt issuance costs) to partially finance the acquisition of 21 containerships; and (ii) $142.5 million proceeds from the issuance of 29,148,554 common shares, net of offering costs, related to the private placements in June, August and November 2017. Cash provided by financing activities was partially mitigated by (i) $8.3 million of payments performed in connection with our outstanding indebtedness; and (ii) $0.3 million increase in restricted cash related to the amounts held in retention accounts in order to service debt payments, as required by our credit facilities.

Reconciliation of EBITDA from Net Cash Provided by/(Used in) Operating Activities

(in thousands of U.S. dollars)	Three Months Ended September 30, 2018	Three Months Ended September 30, 2017	Nine Months Ended September 30, 2018	Period from April 28, 2017 (date of inception) to September 30, 2017
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net cash provided by/(used in) operating activities	$18,261	$444	$37,874	$(1,047)
Net (decrease)/increase in operating assets	(4,681)	6,747	3,766	10,957
Net decrease/(increase) in operating liabilities	217	(3,824)	(513)	(4,343)
Net interest expense and finance cost	3,617	1,007	7,555	1,088
Deferred finance charges	(618)	(199)	(1,144)	(199)
Payments for drydock and special survey	2,440	2,336	4,061	2,336

EBITDA(1)	$19,236	$6,511	$51,599	$8,792

(1)

(in thousands of U.S. dollars)	Three Months Ended September 30, 2018	Three Months Ended September 30, 2017	Nine Months Ended September 30, 2018	Period from April 28, 2017 (date of inception) to September 30, 2017
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net cash provided by/(used in) operating activities	$18,261	$444	$37,874	$(1,047)
Net cash used in investing activities	$(81,434)	$(75,503)	$(144,608)	$(120,070)
Net cash provided by financing activities	$36,202	$70,524	$106,362	$151,518

EBITDA: EBITDA represents net income before interest and finance costs, before depreciation and amortization and before income taxes. We use EBITDA as liquidity measure and reconcile EBITDA to net cash provided by operating activities, the most comparable U.S. GAAP liquidity measure. EBITDA is calculated as follows: net cash provided by operating activities adding back, when applicable and as the case may be, the effect of (i) net increase in operating assets, (ii) net (increase) in operating liabilities, (iii) net interest cost, (iv) deferred finance charges and (v) payments for drydock and special survey costs. We believe that EBITDA is a basis upon which liquidity can be assessed and represents useful information to investors regarding our ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. We also believe that EBITDA is used (i) by prospective and current lessors as well as potential lenders to evaluate potential transactions; (ii) to evaluate and price potential acquisition candidates; and (iii) by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

EBITDA has limitations as an analytical tool, and therefore, should not be considered in isolation or as a substitute for the analysis of our results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA does not reflect changes in, or cash requirements for, working capital needs; (ii) EBITDA does not reflect the amounts necessary to service interest or principal payments on our debt and other financing arrangements; and (iii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. EBITDA does not reflect any cash requirements for such capital expenditures. Because of these limitations, among others, EBITDA should not be considered as a principal indicator of our performance. Furthermore, our calculation of EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

Borrowings

Our long-term third party borrowings are reflected in our balance sheet as “Long-term debt, net of current portion,” “Long-term financial liability, net of current portion”, “Current portion of long-term debt, net” and

“Financial liability short term, net”. As of September 30, 2018 and December 31, 2017, total borrowings, net amounted to $197.5 million and $119.0 million, respectively. The current portion of long-term debt, net amounted to $41.7 million and $42.5 million as of September 30, 2018 and December 31, 2017, respectively. Long-term financial liability, net of current portion amounted to $55.8 million as of September 30, 2018 and the short term portion as of the same date was $5.3 million. There was no financial liability as of December 31, 2017.

On June 29, 2017, we entered into a facility agreement with ABN AMRO BANK N.V. for an amount of up to $40.0 million (divided in three tranches of up to $34.3 million, $3.2 million and $2.5 million, respectively) to finance part of the purchase price of seven containerships. We have drawn the entire amount under this loan in the third quarter of 2017. Pursuant to the supplemental agreement dated June 29, 2018 and following the release of two vessels from the facility, the loan bears interest at a rate of LIBOR plus 400 basis points. As of September 30, 2018 and following the prepayment of $19.5 million on July 27, 2018 and August 29, 2018, and the subsequent release of three vessels from the facility, the outstanding loan amount under this facility was $5.2 million. The outstanding loan amount as of December 31, 2017 was $32.5 million. The facility was repaid in full on November 9, 2018.

On July 27, 2017, we entered into a facility agreement with ABN AMRO BANK N.V. for an amount of up to $21.0 million to finance part of the purchase price of seven containerships. This loan bears interest at a rate of LIBOR plus 400 basis points. We have drawn the entire amount under this loan within the third quarter of 2017, net of the loan’s discount of $0.3 million. On December 1, 2017, we extended the facility dated July 27, 2017, for an additional amount of $50.0 million to finance part of the purchase price of four containerships. Pursuant to the supplemental agreement dated June 29, 2018, the additional loan bears interest at a rate of LIBOR plus 400 basis points. We have drawn the entire amount under the additional loan, within the fourth quarter of 2017, net of the loan’s discount of $0.6 million. As of September 30, 2018, following (a) the prepayment of $4.0 million on June 29, 2018 and the release of four vessels from the facility and (b) the prepayment of $6.2 million on July 27, 2018 and the subsequent release of one vessel, the outstanding loan amount was $44.0 million. The total outstanding loan amount under this facility as of December 31, 2017 was $70.2 million. Pursuant to the supplemental agreement dated June 29, 2018, the prepayment of $21.4 million in November 2018 and the release of two vessels from the facility, the repayment schedule was amended and the outstanding loan amount of $22.6 million is repayable in five installments, each in the amount of $3.8 million, together with a final balloon payment of $3.4 million payable together with the last installment, falling due on December 29, 2019.

On December 20, 2017, we entered into a facility agreement with BNP Paribas for an amount of up to $24.0 million (divided in four tranches of up to $6.0 million each) to finance part of the purchase price of four containerships. This loan bears interest at a rate of LIBOR plus 300 basis points. As of September 30, 2018, we have drawn $24.0 million under this facility, net of the loan’s discount of $0.3 million. As of September 30, 2018, the outstanding loan amount of the three tranches under this facility was $16.1 million and is repayable in 17 equal consecutive quarterly installments, each in the amount of $0.64 million, along with a final balloon payment of $5.14 million, payable together with the last installment, falling due on December 22, 2022. The outstanding loan amount of the fourth tranche is $5.57 million and is repayable in 18 equal consecutive quarterly installments each in the amount of $0.21 million, along with a final balloon payment of $1.71 million, payable together with the last installment falling due on February 28, 2023.

In September 2018, we entered into a facility agreement with BNP Paribas to extend the facility dated December 20, 2017, for an additional amount of $9.0 million to partially finance the purchase price of one containership. This loan bears interest at a rate of LIBOR plus 300 basis points. We drew the entire amount net of the loan’s discount of $0.1 million on September 7, 2018. The additional tranche is repayable in 20 quarterly installments of $0.32 million each plus a balloon payment of $2.6 million payable together with the last installment. The additional tranche matures in September 2023.

On May 25, 2018, we entered into a loan agreement with BNP Paribas, for an amount of up to $25.0 million to partially finance the purchase price of the Navios Unison. The loan bears interest at a rate of LIBOR plus 300 basis points. On May 29, 2018, we drew $25.0 million under this facility, net of the loan’s discount of $0.3 million. As of September 30, 2018, the outstanding loan amount under this facility was $24.3 million and is repayable in 19 equal consecutive quarterly installments each in the amount of $0.7 million, along with a final balloon payment of $11.1 million, payable together with the last installment, falling due in May 29, 2023.

On May 25, 2018, we entered into a $119.0 million sale and leaseback transaction with Minsheng Financial Leasing Co. Ltd. in order to refinance our outstanding credit facilities on 18 vessels maturing in the fourth quarter of 2019. We have a purchase obligation to acquire the vessels at the end of the lease term and, under ASC 842-40, the transfer of the vessels was determined to be a failed sale. In accordance with ASC 842-40, we did not derecognize the respective vessels from our balance sheet and accounted for the amounts received under the sale and leaseback transaction as a financial liability. On June 29, 2018 we completed the sale and leaseback of the first six vessels for approximately $37.5 million. On July 27, 2018 and on August 29, 2018 we completed the sale and leaseback of four additional vessels for approximately $26.0 million. On November 9, 2018 we completed the sale and leaseback of four additional vessels for approximately $26.7 million. We do not intend to proceed with the sale and leaseback transaction of the four remaining vessels. We are obligated to make 60 monthly payments in respect of all 14 vessels of approximately $1.1 million each. We also have an obligation to purchase the vessels at the end of the fifth year for $45.1 million. As of September 30, 2018, the outstanding balance under the sale and leaseback transaction was $62.4 million.

On June 28, 2018, we entered into a facility agreement with HSH Nordbank AG and Alpha Bank A.E. for an amount of up to $36.0 million (divided in two tranches of $18.0 million each) to finance part of the purchase price of two containerships. We have drawn the entire amount, net of the loan’s discount of $0.3 million, on July 2, 2018. The facility bears interest at a rate of LIBOR plus 325 basis points per annum. As of September 30, the outstanding loan amount under this facility was $34.0 million and is repayable in 15 consecutive quarterly installments, the first of which in an amount of $2.0 million, followed by 14 installments each in an amount of $1.2 million plus a final balloon payment of $15.2 million payable together with the last installment. The facility matures on June 30, 2022.

On November 9, 2018, we entered into a facility agreement with HSH Nordbank AG divided into four tranches of up to $31.8 million each to finance part of the purchase price of up to four 10,000 TEU containerships. This loan bears interest at a rate of LIBOR plus 325 basis points. Each tranche of the facility is repayable in nineteen consecutive quarterly installments each in an amount of $0.68 million together with a final balloon payment of $18.9 million payable together with the last installment falling due on July 30, 2023. No amount has been drawn under this facility as of November 30, 2018.

Amounts drawn under the facilities are secured by first priority mortgages on our vessels. The credit facilities and sale and leaseback transaction contain a number of restrictive covenants that limit our and/or our subsidiaries from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions other than on arm’s length terms; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of our vessels; acquiring any vessel or permitting any guarantor to acquire any further assets or make investments; purchasing or otherwise acquiring for value any shares of our capital or declaring or paying any dividends; permitting any guarantor to form or acquire any subsidiaries. The majority of credit facilities and sale and leaseback transaction also require the vessels to comply with the ISM Code and ISPS Code and to maintain safety management certificates and documents of compliance at all times.

Our credit facilities and sale and leaseback transaction also require compliance with a number of financial covenants, including: (i) maintain a loan to value ratio ranging from 77% to 83%; minimum free consolidated liquidity of $13.0 million and $10.5 million as of September 30, 2018 and December 31, 2017 and equal to at least the product of $0.5 million and the total number of vessels wholly owned by us at that time; (iii) maintain a ratio of liabilities-to-assets (as defined in our credit facilities) of less than 0.80 : 1.00; and (iv) maintain a minimum net worth of at least $75.0 million. Among other events, it will be an event of default under our credit facilities and sale and leaseback transaction if the financial covenants are not complied with.

In addition, it is a requirement under certain of our credit facilities that Navios Holdings, Navios Partners, Angeliki Frangou and their respective affiliates collectively own at least 25% of us.

As of September 30, 2018 and December 31, 2017, we were in compliance with all of the covenants under each of our credit facilities and sale and leaseback transaction.

The weighted average interest rate of our total borrowings for the three and nine months ended September 30, 2018 was 5.86% and 5.73%, respectively. The weighted average interest rate for the three month period ended September 30, 2017 and for the period from April 28, 2017 (date of inception) to September 30, 2017 was 5.19% and 5.19%, respectively.

The maturity table below reflects the principal payments for the next five years and thereafter of all of our borrowings outstanding as of September 30, 2018, based on the repayment schedules of the respective loan facilities and sale and leaseback transactions and the outstanding amount due under the debt securities.

Payment due by 12 month period ending	Amount in millions of U.S. dollars
September 30, 2019	48.3
September 30, 2020	37.9
September 30, 2021	18.7
September 30, 2022	33.1
September 30, 2023	62.5

Total	$200.5

Capital Expenditures

Capital Expenditures Relating to Vessel Acquisitions

In June 2017, we agreed to acquire five 4,250 TEU containerships from Navios Partners for a total purchase price of $64.0 million. These vessels were previously acquired by Navios Partners from Rickmers Maritime Trust Pte. (“Rickmers Trust”) and are employed on charters with a net daily charter rate of $26,850 which expire in 2018 and early 2019.

In addition, we acquired all the rights under the acquisition agreements entered into between Navios Partners and Rickmers Trust to purchase nine additional containerships for a purchase price of $54.0 million plus certain delivery and other operating costs. All the nine containerships were delivered to our owned fleet in July and August 2017.

In September and October 2017, we agreed to acquire two 2009-built 4,250 TEU containerships, for an aggregate acquisition cost of approximately $19.9 million. The vessels were delivered to our owned fleet in November 2017.

In November 2017, we agreed to acquire four 2008-built 4,730 TEU containerships, for an aggregate acquisition cost of approximately $97.2 million. These vessels are employed on charters with a net daily charter rate of $27,156. The vessels were delivered to our owned fleet in November and December 2017.

In December 2017, we agreed to acquire one 2010-built 4,360 TEU containership, for an aggregate acquisition cost of approximately $11.5 million. The vessel was delivered to our owned fleet in December 2017. Refer also to “—Contractual Obligations and Contingencies.”

In March 2018, we acquired a 2010-built, 4,250 TEU containership for $11.78 million. The vessel was delivered to our owned fleet in March 2018.

In March 2018, we agreed to acquire the Navios Unison, a 2010-built 10,000 TEU containership from an unrelated third party, for an aggregate acquisition cost of approximately $50.3 million. We took delivery of the vessel on May 30, 2018.

In April 2018, we agreed to acquire the YM Utmost and the YM Unity, two 2006-built containerships of 8,204 TEU per vessel from Navios Partners for an aggregate acquisition cost of approximately $67.5 million. Both vessels were delivered on July 2, 2018. We assessed this transaction under ASC 805 “Business Combinations” and concluded that the transaction constitutes asset acquisitions.

In July 2018, we agreed to acquire the Navios Miami, a 2009-built 4,563 TEU containership from an unrelated third party, for an aggregate acquisition cost of approximately $14.1 million. We took delivery of the vessel on September 12, 2018.

If, for any reason, the vessels that we acquire do not generate the revenues we anticipate, that could have a material adverse impact on our business, results of operations, financial condition and cash flows, including cash available for distributions to our unit holders or repurchases of common units.

We assess potential acquisition opportunities on a regular basis, including those that may be made in connection with the Omnibus Agreement. See “Business—Overview—Our Relationship with the Navios Group.”

Maintenance Capital Expenditures

Maintenance for our vessels and expenses related to drydocking expenses are reimbursed at cost by us to our Manager under the amended Management Agreement. Pursuant to a Management Agreement dated June 7, 2017 as amended on November 23, 2017, April 23, 2018 and June 1, 2018, the Manager provides commercial and technical management services to our vessels. The fee for the ship management services provided by the Manager is a daily fixed fee of $6,100 for containerships from 3,000 TEU up to 5,500 TEU, $6,700 for containerships from 5,500 TEU up to 8,000 TEU and $7,400 for containerships from 8,000 TEU up to 10,000 TEU until June 2019. This fixed daily fee covers all of our vessels operating expenses, other than certain extraordinary fees and costs. Drydocking and special survey are paid to the Manager at cost.

Trend Information

Our results of operations depend primarily on the charter hire rates that we are able to realize for our vessels, which depend on the demand and supply dynamics characterizing the containership market at any given time. For other trends affecting our business please see other discussions in “—Trends and Factors Affecting Our Future Results of Operations” and “Prospectus Summary—Market Opportunity.”

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as of September 30, 2018:

	Payments due by period (Unaudited)
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in thousands of U.S. dollars)
Loan obligations(1)	$42.6	$44.2	$51.3	$—	$138.1
Financial liability(2)	$5.7	$12.4	$44.3	$—	$62.4

Total contractual obligations	$48.3	$56.6	$95.6	$—	$200.5

(1)

Represents principal payments on amounts drawn on our credit facilities that bear interest at applicable fixed interest rates ranging from 3.00% to 4.00% plus LIBOR per annum. The amounts in the table exclude expected interest payments of $4.4 million (less than 1 year), $4.5 million (1-3 years) and $2.3 million (3-5 years). Expected interest payments are based on outstanding principal amounts, applicable currently effective interest rates and margins as of September 30, 2018, timing of scheduled payments and the term of the debt obligations.

(2)	Represents principal payments on amounts drawn under the financial liability and excludes interest payments of $3.6 million (less than 1 year), $6.1 million (1-3 years) and $4.1 million (3-5 years).

The following table summarizes our contractual obligations as of September 30, 2018 on a pro forma basis. The pro forma information below has been adjusted to reflect: (i) the drawdown of $26.7 million for the sale and leaseback transaction relating to four of our vessels in November 2018, (ii) borrowings repayment of $28.2 million made subsequent to September 30, 2018, of which $26.6 million relate to our secured credit facilities maturing in the fourth quarter of 2019 and (iii) the acquisition of the two 2010-built 4,360 TEU containerships for $23.6 million.

	Payments due by period (Unaudited)
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in thousands of U.S. dollars)
Loan obligations	$27.7	$31.8	$51.3	$—	$110.8
Financial liability	$6.7	$17.5	$50.1	$13.9	$88.2
Vessel acquisitions	$23.6	$—	$—	$—	$23.6

Pro forma contractual obligations	$58.0	$49.3	$101.4	$13.9	$222.6

The following table summarizes our long-term contractual obligations as of December 31, 2017:

	Payments due by period (Unaudited)
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in thousands of U.S. dollars)
Loan obligations(1)	$43.4	$67.0	$10.3	$—	$120.7

Total contractual obligations	$43.4	$67.0	$10.3	$—	$120.7

(1)

Represents principal payments on amounts drawn on our credit facilities that bear interest at applicable fixed interest rates ranging from 3.00% to 4.00% plus LIBOR per annum. The amounts in the table exclude expected interest payments of $5.5 million (less than 1 year), $3.9 million (1-3 years) and $0.7 million (3-5 years). Expected interest payments are based on outstanding principal amounts, applicable currently effective interest rates and margins as of December 31, 2017, timing of scheduled payments and the term of the debt obligations.

Reduced Emerging Growth Company Requirements

We are an “emerging growth company” as defined in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies, as described in “Prospectus Summary—Implications of Being an Emerging Growth Company.”

In addition, under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company.

Accounting for Vessel Acquisitions

Although vessels are generally acquired free of charter, we have acquired (and may in the future acquire) some vessels with time charters. Where a vessel has been under a voyage charter, the vessel is usually delivered to the buyer free of charter. It is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer’s consent and the buyer’s entering into a separate direct agreement (called a “novation agreement”) with the charterer to assume the charter. Alternatively, the buyer may acquire the vessel-owning subsidiary which holds the charter. The purchase of a vessel itself does not transfer the charter because it is a separate service agreement between the vessel owner and the charterer.

Where we identify any intangible assets or liabilities associated with the acquisition of a vessel, we record all identified assets or liabilities at fair value. Fair value is determined by reference to market data. We value any asset or liability arising from the market value of the time charters assumed when a vessel is acquired. The amount to be recorded as an asset or liability at the date of vessel delivery is based on the difference between the current fair market value of the charter and the net present value of future contractual cash flows. When the present value of the time charter assumed is greater than the current fair market value of such charter, the difference is recorded as prepaid charter revenue. When the opposite situation occurs, any difference, capped to the vessel’s fair value on a charter-free basis, is recorded as deferred revenue. Such assets and liabilities, respectively, are amortized as a reduction of, or an increase in, revenue over the period of the time charter assumed.

When we purchase a vessel and assume or renegotiate a related time charter, we must take the following steps, among others, before the vessel will be ready to commence operations:

•	obtain the charterer’s consent to us as the new owner;

•	obtain the charterer’s consent to a new technical manager;

•	in some cases, obtain the charterer’s consent to a new flag for the vessel;

•	arrange for a new crew for the vessel, and where the vessel is on charter, in some cases, the crew must be approved by the charterer;

•	replace all hired equipment on board, such as gas cylinders and communication equipment;

•	negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;

•	register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;

•	implement a new planned maintenance program for the vessel; and

•	ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

When we charter a vessel pursuant to a long-term time charter agreement with varying rates, we recognize revenue on a straight line basis, equal to the average revenue during the term of the charter.

The following discussion is intended to help you understand how acquisitions of vessels affect our business and results of operations.

Our business is mainly comprised of providing, through the Manager or otherwise, the following elements:

•	employment and operation of our vessels; and

•	management of the financial, general and administrative elements involved in the conduct of our business and ownership of our vessels.

The employment and operation of our vessels mainly require the following components, which may be provided by the Manager:

•	vessel maintenance and repair;

•	crew selection and training;

•	vessel spares and stores supply;

•	contingency response planning;

•	onboard safety procedures auditing;

•	accounting;

•	vessel insurance arrangement;

•	vessel chartering;

•	vessel security training and security response plans (ISPS);

•	obtaining of ISM certification and audit for each vessel within the six months of taking over a vessel;

•	vessel hiring management;

•	vessel surveying; and

•	vessel performance monitoring.

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels mainly requires the following components, which may be provided by the Manager:

•	management of our financial resources, including banking relationships, i.e., administration of bank loans and bank accounts;

•	management of our accounting system and records and financial reporting;

•	administration of the legal and regulatory requirements affecting our business and assets; and

•	management of the relationships with our service providers and customers.

For a discussion of the principal factors that affect our profitability, cash flows and the return on investment for our unit holders, please see “—Trends and Factors Affecting Our Future Results of Operations.”

Critical Accounting Policies

Our consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates in the application of our accounting policies based on the best assumptions, judgments and opinions of management. Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe is our most critical accounting policies that involve a high degree of judgment and the methods of their application. For a description of all of our significant accounting policies, see Note 2 to the Notes to the consolidated financial statements, included herein.

Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

Vessels, net: Vessels acquired in an asset acquisition or in a business combination are recorded at fair value. Vessels acquired from entities under common control are recorded at historical cost. Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. Management estimates the residual values of our containerships based on a scrap value of $340 per lightweight ton, as we believe these levels are common in the shipping industry. Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revisions of residual values affect the depreciable amount of the vessels and affect depreciation expense in the period of the revision and future periods.

Management estimates the useful life of our vessels to be 30 years from the vessel’s original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.

Impairment of Long Lived Assets: Vessels, other fixed assets and other long-lived assets held and used by Navios Containers are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. Navios Containers’ management evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, certain indicators of potential impairment are reviewed, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions.

For the period April 28, 2017 (date of inception) to December 31, 2017 and for the nine month period ended September 30, 2018, the management of Navios Containers after considering various indicators, including but not limited to the market price of its long-lived assets, its contracted revenues and cash flows and the economic outlook, concluded that no impairment analysis should be performed on the long-lived assets of Navios Containers.

Although management believes the underlying indicators supporting this conclusion are reasonable, if the circumstances associated with the long-lived assets change or significant events occur that would affect the recoverability of the carrying amount of our long-lived assets, management may be required to perform impairment analysis that could expose Navios Containers to material charges in the future.

The table set forth below indicates the carrying value of each of our owned vessels as of December 31, 2017.

Vessel	TEU	Year built	Carrying value December 31, 2017 (in millions)
Navios Vermilion	4,250	2007	$9.3
Navios Amarillo	4,250	2007	6.6
Navios Azure	4,250	2007	8.2
Navios Verde	4,250	2007	7.0
Navios Indigo	4,250	2007	6.9
Navios Amaranth	4,250	2007	7.2
Navios Lapis	4,250	2009	9.6
Navios Tempo	4,250	2009	10.2
Navios Felicitas	4,360	2010	11.5
APL Oakland	4,730	2008	24.0
APL Los Angeles	4,730	2008	24.0
APL Denver	4,730	2008	23.8
APL Atlanta	4,730	2008	23.9
Navios Domino (ex MOL Dominance)	4,250	2008	7.7
Navios Dedication (ex MOL Dedication)	4,250	2008	8.7
Navios Delight (ex MOL Delight)	4,250	2008	9.4
MOL Destiny	4,250	2009	10.3
MOL Devotion	4,250	2009	11.2
Navios Summer	3,450	2006	6.8
Navios Verano	3,450	2006	6.7
Navios Spring	3,450	2007	6.8

Total	88,880		$239.8

The estimated fair value of all of our vessels individually exceed their respective carrying value. On a vessel-by-vessel basis, as of December 31, 2017, the estimated fair value of our vessels (including the carrying value of the time charter, if any, on the specified vessel) exceeds the carrying value of those same vessels (including the estimated fair value of the time charter, if any, on the specified vessel) by an aggregate of approximately $81.2 million.

As of September 30, 2018, the estimated fair value of the 26 vessels in our fleet was approximately $460.0 million.

Deferred Drydock and Special Survey Costs: Our vessels are subject to regularly scheduled drydocking and special surveys which are carried out every 30 or 60 months to coincide with the renewal of the related certificates issued by the classification societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of drydocking and special surveys is deferred and amortized over the above periods or to the next drydocking or special survey date if such date has been determined. Unamortized drydocking or special survey costs of vessels sold are written-off to the consolidated statement of operations in the year the vessel is sold.

Costs capitalized as part of the drydocking or special survey consist principally of the actual costs incurred at the yard, spare parts, paints, lubricants and services incurred solely during the drydocking or special survey period.

Time charters at favorable terms: When intangible assets or liabilities associated with the acquisition of a vessel are identified, they are recorded at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where charter rates are higher than market charter rates, an asset is recorded, being the difference between the acquired charter rate and the market charter rate for an equivalent vessel. Where charter rates are less than market charter rates, a liability is recorded, being the difference between the assumed charter rate and the market charter rate for an equivalent vessel. The determination of the fair value of acquired assets and assumed liabilities requires us to make significant assumptions and estimates of many variables including market charter rates, expected future charter rates, the level of utilization of our vessels and our weighted average cost of capital. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on our financial position and results of operations.

The amortizable value of favorable and unfavorable leases is amortized over the remaining life of the lease term and the amortization expense is included in the statement of income in the depreciation and amortization line item.

Quantitative and Qualitative Disclosures about Market Risks

Foreign Exchange Risk

Our functional and reporting currency is the U.S. dollar. We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar denominated. Transactions in currencies other than U.S. dollar are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase thereby decreasing our income or vice versa if the U.S. dollar increases in value. For example, during the nine months ended September 30, 2018, the value of U.S. dollar increased by approximately 3.2% as compared to the euro.

Interest Rate Risk

Borrowings under our credit facilities bear interest at rate based on a premium over U.S. dollar LIBOR. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. For the three months and nine months ended September 30, 2018 we paid interest on our outstanding debt at a weighted average interest rate of 5.86% and 5.73%, respectively. A 1% increase in LIBOR would have increased our interest expense for the three months and nine months ended September 30, 2018 by $0.5 million and $1.1 million, respectively. For the period from April 28, 2017 (date of inception) to September 30, 2017 we paid interest on our outstanding debt at weighted average interest rate of 5.19% and a 1% increase in LIBOR would have increased our interest expense by $0.1 million. For the period from April 28, 2017 (date of inception) to December 31, 2017, we paid interest on our outstanding debt at a weighted average interest rate of 5.20%. A 1% increase in LIBOR would have increased our interest expense for the period from April 28, 2017 (date of inception) to December 31, 2017 by $0.4 million.

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history.

For the nine months ended September 30, 2018, our most significant counterparties were Mitsui O.S.K. Lines Ltd and NOL Liner Pte Ltd, which accounted for approximately 30.7% and 25.0% of total revenues, respectively. For the period from April 28, 2017 (date of inception) to September 30, 2017 our most significant customer was Mitsui O.S.K Lines Ltd, which accounted for 86.7% of our revenue. For the period from April 28, 2017 (date of inception) to December 31, 2017, our most significant counterparty was Mitsui O.S.K. Lines Ltd, which accounted for approximately 71.0%, of total revenues.

Inflation

Inflation has had a minimal impact on vessel operating expenses, drydocking expenses and general and administrative expenses. Our management does not consider inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.

Recent Accounting Pronouncements

For a description of recent FASB accounting pronouncements applicable to Navios Containers, see Note 2 to the consolidated financial statements as of December 31, 2017 and September 30, 2018, included herein.

THE INTERNATIONAL CONTAINER SHIPPING INDUSTRY

All the information and data presented in this section, including the analysis of the international container shipping industry, has been provided by Drewry Shipping Consultants Ltd (“Drewry”). Drewry has advised us that the statistical and graphical information contained herein is drawn from its database and other third party sources. In connection therewith, Drewry has advised us that: (a) certain information in Drewry’s database is derived from estimates or subjective judgments; (b) the information in the databases of other maritime data collection agencies may differ from the information in Drewry’s database; and (c) while Drewry has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures.

Overview

The maritime shipping industry is fundamental to international trade because it is the only practicable and cost-effective way of transporting large volumes of many essential commodities and semi-finished/finished goods over long distances. According to the International Maritime Organization, about 90% of world trade – in terms of volume – is transported by sea, and global seaborne trade has grown every year in the last three decades, except in 2009. Seaborne cargo is broadly categorised as either liquid or dry cargo. Dry cargo includes dry bulk cargo, containerised cargo and non-containerised cargo, which is often referred to as general cargo. Liquid cargo includes crude oil, refined petroleum products, vegetable oils, gases and chemicals.

The demand for shipping is a product of the physical quantity of the cargo to be shipped (measured, depending on the cargo, in terms of standard container sizes, tonnes, barrels, or cubic meters) and the distance the cargo needs to be carried. Generally, demand cycles move broadly in line with developments in the global economy, as well as with other factors, such as changes in regional raw material prices. Volumes on specific trade routes can also be affected by trade disagreements between individual countries and currency exchange rates.

Historically, the relationship between incremental supply and demand for shipping services has varied among different sectors of shipping because the drivers are different with respect to each sector. This means that at any point in time, different sectors of the seaborne transportation industry might be at different stages of their respective supply and demand cycle. We believe this is the case in 2018 – shipping segments are at different points in their business cycle, and we view container shipping as being in the initial phase of recovery, while other shipping industry sectors are experiencing different market conditions. In 2017, the liner industry showed signs of a strong recovery driven primarily by consolidation in the industry, aggressive scrapping, and shipowners continuing to defer new vessel deliveries, as well as improved demand. In 2018, Drewry has upgraded its outlook for container demand although the U.S. trade wars have the potential to destabilize the global economy. Container shipping occupies an increasingly important position in world trade, with containerships constituting the principal channel to transfer finished and semi-finished goods. Container shipping has a direct impact on container ports’ activity.

World Loaded Container Volumes

Source: Drewry

World Loaded Container Volume and Port Throughput

Source: Drewry

Global container trade traffic represents close to 17% of seaborne transported cargo by volume, but about 60% by value, as a consequence of being used for high-value-added finished and semi-finished goods. Container trade volumes have increased every year since the introduction of long-haul containerised shipping lanes in the late 1960s, except in 2009. Although container trade fell in terms of volume in 2009, it quickly recovered in 2010 as a result of renewed growth in world economy and inventory re-building. Between 2011 and 2017, container trade traffic grew steadily from 165 million TEU to 208.5 million TEU, respectively. Container traffic grew at a CAGR of 3.9% over the last decade on a TEU basis. Encouragingly, the world container traffic increased by 6.6% in 2017 to about 209 million TEU, compared with a growth of 3.2% in 2016 and 1.0% in 2015. The increase in container traffic buoyed the global throughput at container ports, which increased by 6.3% year-over-year to 746 million TEU in 2017.

The Advantages of Container Shipping

The containers used in maritime transportation are steel boxes of standard dimensions. The standard unit of measure of volume or capacity in container shipping is the 20-foot equivalent unit (“TEU”), representing a container that is 20 feet long and typically 8.5 feet high and 8 feet wide. In recent years, 40-foot long high cube containers (9.5 feet high), equivalent to two TEU, have increasingly been used by large retailers to move lightweight, fast-moving consumer goods across the globe with less container moves. There are also specialised containers of both sizes to carry refrigerated perishables or frozen products, commonly referred to as reefers, as well as tank containers that carry liquids such as liquefied gases, spirits or chemicals.

A container shipment begins at the shipper’s premises with the delivery of an empty container. Once the container has been filled with cargo, it is transported by truck, rail or barge to a container port, where it is loaded onto a containership. The container is shipped either directly to the destination port or through an intermediate port where it is transferred to another vessel – an activity referred to as transshipment. When the container arrives at its destination port, it is off-loaded and delivered to the receiver’s premises by truck, rail or barge.

Container shipping has a number of advantages compared with other shipping methods, including:

•

Less cargo-handling: Containers provide a secure environment for cargo. The contents of a container, once loaded, are not handled directly until they reach their final destination. Using other shipping methods, cargo might be loaded and unloaded several times, resulting in a greater risk of breakage and loss.

•	Efficient port turnaround: With specialised cranes and other terminal equipment, containerships can be loaded and unloaded in significantly less time and at a lower cost than other cargo ships.

•

Highly developed intermodal network: Onshore movement of containerised cargo, from points of origin, around container ports, to and from staging or storage areas, and to final destinations, benefits from the physical integration of the container with other transportation equipment, such as trucking chassis for road transport, railcars and other means of hauling the standard-sized containers. Sophisticated port and intermodal industries have developed to support container transportation.

•

Usage of slow steaming to manage capacity and lower fuel bill: Containerships used to travel at a maximum speed of up to 25 knots, even in rough seas. However, since 2008, due to higher fuel prices and the negative effects of the global recession, most containership operators have reduced speeds to around 18 knots on some major routes and deployed more ships on some voyage strings, primarily in an effort to reduce bunker fuel consumption and reduce oversupply. This has also had a positive environmental effect as slow steaming has helped reduce ship emissions. This strategy, known as slow steaming, has become a new norm, and most ships built since 2011 now have a reduced maximum design speed of 21.5 knots, with optimized hull to reduce fuel consumption and emissions when sailing at or below such speed. In comparison, this strategy is less effective for bulk carriers as they already operate at a low speed. For instance, a loaded tanker or bulk vessel’s maximum speed is around 14 knots while its average speed is close to 10 knots.

Top Ten Liner Companies

The top 10 shipping lines own 43.8% of global TEU ship capacity. The three largest shipping lines are Maersk Line, Cosco and MSC, in terms of current total capacity. Asia-Europe/Med, Transpacific, Transatlantic and North-South are the principal routes on which these liner companies employ their vessels. Below is a list of the top 10 liner companies – in terms of the capacity – as of July 31, 2018.

Top Ten Liner Companies (Owned Fleet) – Operational Statistics

									On order
Sl. No.	Company	Country	< 4,000 TEU	4,000-7,999 TEU	8,000-9,999 TEU	10,000+ TEU	Total TEU	Ave age (yrs.)	No.	’000 TEU
1	Maersk Line	Denmark	202	586	545	1,011	2,343	11	18	119
2	COSCO Shipping	China	19	559	296	966	1,839	9	19	294
3	MSC	Switzerland	183	284	306	499	1,272	16	18	392
4	CMA CGM	France	48	186	187	668	1,089	9	17	238
5	Hapag-Lloyd	Germany	30	172	244	578	1,025	9	0	0
6	Evergreen	Taiwan	75	243	254	0	572	13	42	508
7	NYK	Japan	30	124	100	140	394	8	10	140
8	PIL	Singapore	165	130	0	95	390	11	5	48
9	K-Line	Japan	4	62	101	111	278	7	3	42
10	MOL	Japan	3	132	58	81	273	8	0	0

	Total		759	2,476	2,091	4,149	9,475		132	1,781

Notes – Nippon Yusen Kabushiki Kaisha (“NYK”), Mitsui O.S.K. Lines (“MOL”) and Kawasaki Kisen Kaisha (“K-Line”) have merged their container operations and they are now known as One Network Express (“ONE”).

Source: Drewry

Types of Containerships

Containerships are typically ‘cellular,’ which means they are equipped with metal guide rails to allow for rapid loading and unloading and to provide for more secure carriage. In some cases, small containerships, often referred to as ‘geared’ ships, will be equipped with their own cranes for loading and unloading. All large containerships (over 3,000 TEU) are ‘gearless,’ or without their own cranes, except certain recently-built wide-beam vessels. Other vessels are partly cellular, including roll-on/roll-off ships, or ‘ro-ro’ ships, designed to carry chassis and trailers, and multipurpose ships that can carry a variety of cargo including containers.

The main categories of containerships are:

•	Small Feeder: Ships with a capacity of less than 2,000 TEU, which are usually employed as feeder ships on trades to and from hub ports or on small niche trades or domestic routes.

•	Large Feeder: In this category, ships range in capacity between 2,000 and 3,000 TEU and usually operate on all trades, but commercially they are mainly used on intra-regional trades.

•

Classic Panamax & Wide-beam: Ships with a capacity between 3,000 to 5,300 TEU, which was the maximum size that the Panama Canal could handle before the recently completed expansion. While these ships were expected to be redundant following the expansion of the Panama Canal, they have seen a recovery since the second half of 2016.

•	Small neo-Panamax: Ships categorised with a capacity of 5,300 to 10,000 TEU and are mainly deployed on various smaller or developing trade routes outside of the main East-West routes.

•

Large neo-Panamax: Reasonably large ships with a capacity of 10,000 to 12,500 TEU and are primarily deployed on the Transpacific, Asia-Middle East, Transatlantic and Asia/Europe to Latin America trades.

•

VLCV – Maxi neo-Panamax: VLCV Maxi neo-Panamax vessels are defined as those that can sail through the expanded Panama Canal despite their large size. This category of vessels has a capacity of 12,000 to 14,500 TEU with a 49 meter beam.

•	VLCV – Neo post-Panamax: VLCV Neo post-Panamax vessels denote ships that do not fit in the original canal locks and have a capacity of 13,000 to 18,000 TEU with a beam width greater than 49 meters. Even with the larger locks that went into service in 2016, such ships cannot pass through the Panama Canal. Some of these vessels include names as Maersk E-class and Maersk Triple E class container ships.

•

ULCV: ULCV stands for Ultra Large Container Vessels, and is the generic name for containerships with a nominal container capacity in excess of 18,000 TEU. They are deployed primarily on the Asia-North Europe and Mediterranean trades.

Since the first purpose-built containerships were built in the 1960s, there has been a steady increase in ship size as shown in the table below, as shipping companies sought to take advantage of scale effects. In addition, there has been increasing use of wider beam and more fuel-efficient ships. To add perspective, the slot cost per TEU for an 11,000 TEU vessel is around 20% higher than that of an 18,000 TEU vessel.

The Evolution of Container Vessel Size

Source: Drewry

Based upon containership on order data, we expect the increase in container vessel capacity will continue. As of July 2018, there were outstanding orders for containerships with a capacity of up to 22,000 TEU, although such vessels are still within the maximum size accepted in all major ports and hubs where ULCVs are presently calling (400.0 meters long, 61.5 meters wide and 16.5 meters draft). During September 2017, MSC and CMA CGM had placed orders for 20 new 22,000 TEU ships (11 for MSC and 9 for CMA CGM) that are expected to be delivered between 2019 and 2021. We believe that more newbuild ordering should not be discounted as large operators may decide to place newbuild orders if they feel their market share is threatened by other expanding liner companies.

Nevertheless, while more newbuild ordering may happen, further orders, if placed, would likely be delivered in 2020 at the earliest. A disadvantage of vessels larger than 18,000 TEU is the limitation of routes and ports on which they can be accommodated, as these vessels exceed the current reach of cranes and have limited manoeuvrability in certain ports, such as Hamburg.

Type of Owners

Containerships are owned by two types of shipowners: (i) liner companies, which own and operate their own and chartered-in ships, and (ii) independent non-operating owners, which do not operate ships, but instead charter them out to liner companies, often referred to as ‘tonnage providers.’

According to Drewry, of the total global fleet of containerships in terms of TEU, 55% is owned by liner companies, and 45% is owned by independent non-operating owners. Chartering in tonnage provides a degree of flexibility to liner companies to adjust shipping capacity to the market conditions.

Historically, to ensure the best chances of securing and renewing charter contracts with liners and carriers, non-operating owners have tended to invest in the classic panamax (3,000 to 5,300 TEU) containerships and have generally stayed away from investing in route-specific ships or in the very large ships, unless backed by long-term charter contracts for such ships with major shipping lines. Non-operating owners have also tended to own a higher proportion of large feeder (2,000 to 3,000 TEU) containerships, whereas liner companies have tended to own a higher proportion of above-average size containerships, such as bigger than classic panamax sized vessels.

However, more recent trends suggest that large vessels are now experiencing a tailwind among non-operating owners. Big containerships until 2015 were predominantly only under direct ownership of operators or under the long-term charter agreement, but are now joining the main charter market.

Digitalisation and Its Impact on Container Shipping

The advent of digitalisation has changed the landscape of doing business worldwide, and the container shipping industry is no different. Container shipping companies aim to increase efficiencies through technology upgrades in their commercial and operational activities that include real-time traceability of goods and shipments, container handling at ports, and empty-container repositioning; providing an interactive user interface for customers; and document management and pricing.

Industry Consolidation

The liner industry has been through several rounds of consolidation since 2015, driven by a combination of factors, including the pursuit of industry participants to increase scale, operational efficiencies, enhancement of profitability and regional diversification.

Since 2015, about half of the top-20 industry participants have been either absorbed by mergers or, like Hanjin Shipping, have completely exited the business. The gap between the small and large players, as measured by their total carrying capacity, has widened markedly. Significant merger and acquisition transactions include the acquisition of Hamburg Süd by Maersk Line, United Arab Shipping Company by Hapag-Lloyd, Neptune Orient Lines by CMA CGM, the amalgamation of China Shipping Group (CSCL) and COSCO’s liner businesses as well as the merger of K-Line, MOL and NYK’s liner businesses into a new entity called Ocean Network Express (ONE).

In July 2017, COSCO announced an offer to acquire a 90% share in Hong-Kong based OOCL, with Shanghai International Port Group (SIPG) acquiring the remaining shares. Similarly, Heung-A and Sinokor Merchant Marine signed a framework agreement for the integration of their container shipping businesses on April 3, 2018.

The recent flurry of takeovers comes after a 10-year lull of mergers and acquisitions (M&A) activity in the container shipping industry. Following COSCO’s acquisition of OOCL and the completion of the Heung-A and Sinokor Merchant Marine integration, the leading seven carrier groups, inclusive of all subsidiaries, will control approximately 90% of the active containership fleet.

In the past, the main driver for acquisitions was the need to establish a presence on routes on which the acquirer had a limited or no presence. In more recent years, M&A activity has been focused on the pursuit of scale and global reach by reinforcing the acquirer’s network through a combination of capacity and market share. An example is Maersk’s takeover of Hamburg Süd, where Hamburg Süd’s primary strength on its North-South trade bolstered Maersk’s position in these trades. Another part of the surge in M&A activity came as highly leveraged smaller companies faced challenges in servicing their debt due to recurrent operating losses leading those smaller companies to be open to acquisition by larger competitors.

In addition to consolidation due to M&A activity, the competitive landscape has changed in the recent years because of bankruptcies of companies in the industry. Low vessel earnings in the past coupled with heightened debt levels led to the bankruptcy of Hanjin Shipping in August 2016. Nevertheless, the overall debt situation of the industry has generally improved over the past one year.

Consolidation has led the industry to become more concentrated than in past years, strengthening carriers’ bargaining power in rate negotiations, while also facilitating more prudent capacity management. While a more concentrated industry normally translates into greater profitability for all the players involved, the risk of destabilisation remains, given the history of aggressive capacity management by large players.

Consolidation in the Liner Industry (since 2015)

Source: Drewry

Global Alliances

Alliances are agreements that cover vessel sharing arrangements between major liner companies. The principal purpose of these alliances is to offer comprehensive service networks, competitive sailing frequencies, extensive port coverage and an efficient integration of ships. Global alliances became useful as the industry suffered from an imbalance of global supply-demand, creating a host of problems for carriers and shippers alike.

Following the creation of alliances, the industry has experienced improved capacity management as well as the greater alignment of future vessel orders with demand forecasts. Better coordination has allowed alliance members to call on new ports or take advantage of new route opportunities. Carriers have avoided calling low volume, unprofitable ports and regions, thus resulting in lower operating costs and better profitability.

Currently, global alliances are focused mainly on the East-West corridor because large ships can be positioned on these routes. Deploying bigger ships on these routes allows carriers to operate at a lower cash break-even point, as it optimises costs for them to operate on trade lanes with greater cargo volume.

Some alliances are more formal than others, and in some cases, liners still negotiate their own individual terminal deals with ports. However, the main aim is to maximise the usage of the largest vessel assets in a group of carriers to maximise efficiency and to boost port coverage for shipper clients.

In April 2017, the industry underwent a reshuffling of carrier alliances, wherein the total number of major alliances reduced from four to three. As of July 2018, the three alliances in operation are called the 2M, the Ocean Alliance and THE Alliance. The vessel-sharing agreement between members of the 2M alliance remained largely unchanged compared with the prior operational alliance landscape, except for the addition of Hyundai Merchant Marine (“HMM), for selected services. HMM sublet some of its largest vessels to the 2M alliance and chartered a number of slots across various routes from Maersk and MSC as part of its alliance agreement. The Ocean Alliance expanded its capacity compared with its predecessor. Ocean 3 alliance, with the addition of COSCO, OOCL, NOL (acquired by CMA CGM) and Evergreen, despite losing United Arab Shipping Company (“UASC”), when UASC agreed to merge with Hapag-Lloyd.

The amalgamation of Japanese carriers into ONE also shifts the balance of power within its new carrier grouping, THE Alliance. Previously, Hapag-Lloyd was the largest member of THE Alliance, but now ONE is expected to overtake it over the course of the next few years on the basis of vessel capacity. As ONE gains prominence, it may dictate where and when the alliance should call, which may lead THE Alliance to select more of ONE’s international terminals.

Operational Consolidation

OOCL is assumed to be a part of COSCO in 2018 and hence not shown separately as a part of Ocean Alliance.

Source: Drewry

The market share of each alliance on different routes is shown in the table below. 2M has the largest capacity share on the two key routes of Asia-Europe (40%) and Transatlantic (23%) while maintaining a sizeable presence on the Transpacific route (19%). The Ocean Alliance leads capacity share on the Transpacific route (36%) in addition to a sizable share (31%) on the Asia-Middle East/South Asia trade. THE Alliance ranks third among the major alliances in terms of total capacity deployed, but has a greater market share (17%) than Ocean Alliance (11%) on the Transatlantic route.

Trade route market share for each alliance (July 31, 2018)(1)

Trade route	Carrier	Total capacity TEU	No. of Ships	% Share	Largest Vessel Deployed
Transpacific	2M(2)	804,573	86	19%	13,630
	Ocean Alliance[2]	1,560,339	169	36%	14,414
	THE Alliance	965,998	120	23%	14,026
	Others(4)	947,853	144	22%	13,386

	Total	4,278,763	519	100%	14,414

Asia-Europe	2M(2)	1,876,122	115	40%	20,568
	Ocean Alliance	1,595,161	116	34%	21,413
	THE Alliance	1,069,037	81	23%	20,150
	Others(4)	154,843	32	3%	6,554

	Total	4,695,163	344	100%	21,413

Transatlantic	2M	204,109	30	23%	8,204
	Ocean Alliance	100,208	17	11%	8,495
	THE Alliance	153,966	33	17%	5,928
	Others(4)	428,818	110	48%	9,400

	Total	887,101	190	100%	9,400

Asia-Middle East/South Asia	2M(3)	0	0	0%	N/A
	Ocean Alliance[2]	511,945	48	31%	14,500
	THE Alliance	166,133	20	10%	13,470
	Others(4)	994,493	172	59%	13,100

	Total	1,672,571	240	100%	14,500

(1)	Based on dedicated loops only, and the total TEU capacity includes multi-trade services.
(2)	Fleet of below services counted twice in above table because of multi-trade dedicated routings
(a)	2M - AE12/TP2/Phoenix/Jaguar (Asia-Europe & Transpacific)
(b)	2M - AE6/TP6/Lion/Pearl (Asia-Europe & Transpacific)
(3)

2M does not have any dedicated trade loops on the Asia-Middle East/South Asia route. However, 2M runs a few consortium services and has added Middle East/South Asia port calls on Asia to Europe services.

(4)	Others also include services operated independently by alliance member.

Source:	Drewry

While the three alliances discussed above are the major official alliances, there are also other forms of operational cooperation agreements such as vessel sharing agreements, slot swap or exchange agreements and slot charter agreements and also other less-binding operational cooperation frameworks between individual liner companies that are not commonly known by an industry title or name. As such, being a partner in one of the key alliances does not prevent a liner from entering into agreements on other trades with members of other alliances.

Many carriers work with other liner companies in the intra-Asian market and agree to operate a service together with each liner company providing a certain number of ships. Other operational agreements are also prevalent in the Asia to East and West Coast South America lanes.

Additionally, liner companies can use official and informal alliances and cooperation agreements to increase their global coverage without having to deploy assets or charter new ships. For instance, Singapore-based PIL in March 2018 agreed to charter slots on the three Far East-West Coast South America services of CMA CGM, COSCO Shipping and Evergreen.

Main Container Trades

There are four core trades in the container shipping industry: (i) transpacific, (ii) transatlantic, (iii) Asia-Europe and (iv) Asia-Middle East/South Asia. These trades are often referred to as the East-West routes. Trade along these routes is primarily driven by United States and European consumer demand for products made in Asia. The volume of trade between Asia and the Middle East is now larger than that on the transatlantic and it is now becoming a major East-West trade on which carriers can deploy very large ships. The East-West trades are generally served by the large to ultra large containerships. In 2016, Asia’s exports to destinations on most East-West routes increased, whereas exports to destinations on North-South trades remained weak.

The Main Container Trades(1)

(Million TEU)

1Based on 2016 numbers

Source: Drewry

Containerized Seaborne Trade – Main East-West Routes(2)

2Based on 2016 numbers

Source: Drewry

Supporting the main East-West trades are the North-South trades and a network of regional trades, of which the largest is the intra-Asia market. Other regional trades include the Europe-Mediterranean, Caribbean-U.S., Asia-Australia and North America-South America trades. The North-South trades are generally served by the Panamax and Post-Panamax containerships, although in the last two to three years, more ships of around 8,000 to 9,000 TEU have been deployed in the North-South routes. Regional trades are generally served by feeder and Handysize containerships, but lately, large ships up to the Panamax size have been introduced.

Containerized Seaborne Trade – Main North-South Routes(3)

3Based on 2016 numbers

Source: Drewry

Containerized Seaborne Trade – Main Intra-Regional Routes(4)

4Based on 2016

Source: Drewry

The following table depicts the trades on which different sizes of containerships may adequately be deployed. While bigger containerships can be deployed only on selected routes, ships in the size of 4,000 to 5,099 TEU can be deployed on all major routes. Following the opening of the expanded Panama Canal in June 2016, and as vessels trading from Asia to Europe are becoming larger, containerships with the size 4,000 to 5,099 TEU have been increasingly deployed on intra-Asia, transatlantic and some North-South routes. Smaller ships are now being deployed on the Asia-North Europe trade as well. Lower charter rates imply that classic Panamax vessels can make a profit in this trade populated with mega ships. Hyundai Merchant Marine (HMM) started the Asia Europe Express (AEX) in April 2018 to provide faster transit time to shippers with the departure of the 4,728-TEU Hyundai Forward from Busan.

Containerships - Typical Deployment by Size Category

Ship Size TEU
Trades	Routes	100-1,999	2,000-2,999	3,000-3,999	4,000-5,099	5,100-7,499	7,500-9,999	10,000-12,999	13,000+
East-West	Asia-Europe				X	X	X	X	X
	Transatlantic		X	X	X	X	X
	Transpacific				X	X	X	X	X
	Far East-Mid East				X	X	X	X	X
	Asia-Red Sea					X	X	X
	Asia-Africa		X	X	X	X	X	X	X
Other	Intra-Asia	X	X	X	X
	North-South Routes		X	X	X	X	X	X	X
	Other Intra-Regional Routes	X	X	X

* All trade routes contain dedicated loops only

Source: Drewry

Containership Demand

In general, trends in seaborne trade are influenced by the underlying demand for bulk commodities, raw material, semi-finished goods and finished goods, which, in turn, are influenced by the level of worldwide economic activity. Therefore, the world container trade growth is primarily driven by the growth in economic output, consumption, and changes in global sourcing and patterns of world trade. Generally, growth in GDP and industrial production correlate with changes in the demand for international container shipping, and GDP is one of the key indicators of prospective container volumes. Historically, between 1980 and 2007, container trade volumes have grown at a multiple of about three times the GDP growth. This multiple has been lower since 2008 and 2009 in part due to market changes, as noted below. The GDP growth-container volume growth multiple rebounded somewhat in 2010 on the back of a recovery in container volumes, but this improvement did not hold in subsequent years and the multiplier declined to 0.4x in 2015 and remained below 1.0x in 2016. However, it swung back to 1.7x in 2017, pointing to a significant turnaround in global container trade.

Container Demand and GDP Multiplier

Source: Drewry

One of the reasons for the decline from the long-term average multiple is that the outsourcing trend to China is reaching a stage of maturity. When China joined the World Trade Organization (WTO) in 2001, the outsourcing of manufacturing to China led to a huge boom in trade and a large orderbook for big container ships. However, China’s economy has cooled somewhat and international trade is becoming subject to increased pressures. Moreover, rising wages and production costs have exacerbated the problem. As a result, many companies have shifted their manufacturing activity to new low-cost production centers such as Eastern Europe, Mexico, South East Asia and South Asia.

Inexpensive and reliable container transport has facilitated manufacturing and distribution processes that have accompanied globalisation, allowing manufacturing to move away from traditionally high-cost production areas, such as Japan, Western Europe and North America, to lower-cost production areas, such as China, Vietnam and other parts of South East Asia. There has been little impact on quality of the distribution process to the primary consumer markets. As an illustration of the relatively low cost of container transportation, many technologically advanced countries are exporting component parts for assembly in other countries, and then re-importing the finished products. Manufacturers have also focused more on ‘just-in-time’ delivery methods, which are facilitated by fast transit times and frequent, reliable services offered by container liner companies and the container industry. However, this trend was significantly impacted by the onset of much higher fuel prices and liner slow steaming in the 2007-2008 time period. Average transit times in deep-sea trades are now much longer than they were a decade ago.

In addition to the levels of economic growth, there are several structural factors that also positively impact the growth of global container trade. An important structural factor is the continuing penetration in traditional shipping sectors by container shipping services. These include general cargo and refrigerated cargo markets and, to a limited extent, some dry and wet bulk commodities, which traditionally have been the preserve of the dry bulk carrier and oil tanker markets. Container operators have made significant inroads into the specialised refrigerated market in the last five to ten years, assisted by the lack of investment by general shipping companies in new reefer ships that has provided an opportunity for container operators to invest in the market to help meet demand.

Growth in the container market has, at times, outpaced investment in port and canal infrastructure, which has occasionally resulted in congestion in some parts of the transportation chain. Congestion increases ships’ time in transit and reduces overall efficiency. The largest containerships are deployed in major trades, and incremental tonnage is required to feed cargo to these mother ships from ports that do not have either the volume or the infrastructure to serve very large ships of over 10,000 TEU of capacity directly. In this context, both congestion and increased transhipment absorb shipping capacity, but do not represent incremental growth to the overall container market.

In recent years, economic growth in China, which has been one of the main drivers of container trade, has slowed. China’s annual real GDP growth has declined from about 10.6% in 2010 to 6.9% in 2017, and could likely dip further to 6.6% in 2018 as credit growth slows, according to the IMF’s estimates published in April 2018. China’s economic slowdown has mirrored the trade softness worldwide since the 2008 global financial crisis. The decline of growth in global container trade could be exacerbated if current threats of greater protectionism among the major trading economies come to fruition.

There is an increasing trend towards protectionist measures in order to preserve domestic industries. Such measures include the raising of import tariffs, provision of subsidies to domestic industries and the creation of other trade barriers. The greatest risk to trade worldwide could come from a trade war. China being the largest exporter of goods naturally becomes a key target for a trade war. The United States recently announced tariffs of 25% for as much as $60 billion of China’s exports, and placed investment restrictions on Chinese companies. U.S. Customs is scheduled to start collecting the additional duties on these items from 6 July 2018. In response to China’s retaliation the United States threatened to increase further the list of products under with additional duties. It is of importance to note that Chinese exports to the United States totalled USD $505 billion in 2017. While the threats to Chinese exports could be an aggressive trade tactic designed to force concessions by the U.S. government, if materialised, such actions could be bad for global container trade until the market adjusts to any permanent solutions.

The Containership Fleet

As of July 1, 2018, the world fleet of fully cellular containerships consisted of 5,241 ships with total capacity of 21.63 million TEU. These numbers are net of vessels scrapped and exclude multipurpose and ro-ro ships with container-carrying capability. The average age of the existing fleet is approximately 12 years, with the large vessels generally being younger as a result of the increasing preference for these ships in recent years.

World Cellular Containership Fleet by Size (July 1, 2018)

Vessel Size (TEU)	July 2018		% of Total		Average Age (Yrs.)
	No	’000 TEU	No.	TEU
100-1,999	2,281	2,388.3	43.5%	11.0%	14.9
2,000-2,999	638	1,617.9	12.2%	7.5%	12.6
3,000-3,999	241	833.7	4.6%	3.9%	11.1
4,000-5,099	650	2,929.2	12.4%	13.5%	10.6
5,100-7,499	463	2,864.1	8.8%	13.2%	12.2
7,500-9,999	486	4,274.4	9.3%	19.8%	7.9
10,000-12,999	151	1,628.7	2.9%	7.5%	5.1
13,000+	331	5,088.6	6.3%	23.5%	4.0

Total	5,241	21,625.0	100.0%	100.0%	12.0

Source: Drewry

The global containership fleet has expanded rapidly to meet the increased demand on account of greater trade and because of carriers’ preference to increase their fleet sizes with larger ships to reduce unit costs. Global fleet capacity has grown from 6.6 million TEU in 2003 to 21.63 million TEU in July 2018. In terms of capacity, the containership fleet increased by 3.8% in 2017, which was a jump from a nominal growth of 1.2% in 2016. The containership fleet has expanded by an average of around 6.0% per year since 2009. In 2003, the 4,000 to 5,099 TEU containerships accounted for nearly 17% of the world containership fleet. The fleet capacity of these vessels increased from 1.1 million TEU in 2003 to 3.1 million TEU in 2011, and the segment has seen an average growth of 13.3% per year during the period. However, with increasing preference for large ships, the growth rate for 4,000 to 5,099 TEU vessels dropped to an average growth rate of 2.3% per year between 2012 and 2014. From 2014, the fleet capacity of these vessels has been on decline, and in 2017, the fleet capacity dropped by 4% to 2.9 million TEU. As of July 1, 2018, the fleet capacity of 4,000 to 5,099 TEU vessels was 2.93 million TEU, which accounts for 13.5% of the world containership fleet.

Containership Scrapping (’000 TEU, 2005-2018*)

Source: Drewry

The average ship size of containerships has steadily increased in tandem with the rising capacity of the world containership fleet. The average size of containerships in service was around 4,130 TEU as of July 2018, compared with around 1,600 TEU in 1997.

Increasing size of containerships (2003 – July 31, 2018)

Source: Drewry

The number of larger containerships, and their average size, has grown significantly, especially during the last decade. This increase in the number of larger containerships has also resulted in the growth of average ship capacity. Vessels with 10,000 or more TEU capacity are a relatively recent phenomenon in the global containership industry as they only began to join the global fleet in 2006. Since then, the number of large vessels increased substantially, and as of July 1, 2018, vessels with 10,000 or more TEU capacity account for nearly 31% of the world containership fleet in terms of fleet capacity.

Containership capacity is measured in different ways. The most common measure is the maximum number of 20 foot containers that the ship is able to carry. Another related measure is deadweight tonnage (dwt) although this measure is used more frequently for bulk carriers and tankers than for containerships.

The largest containerships are used on the trade lane between the Far East and North Europe. The average ship size on other trade lanes is lower. However, the ships on the other trade lanes can also be large enough to present challenges to ports. As ship sizes increase on the main trade lanes, the replaced ships cascade down to secondary trade lanes. This process is repeated in the secondary trade lanes. Therefore, the development of large ships not only impacts the trade lanes in which these ships are used, but the entire maritime transport chain as well.

The development of ever larger ships is driven by the desire to reduce unit costs. Considering that the container shipping industry is mainly driven by price competition, the decision by one shipping line to increase ship size invariably leads to a wave of similar orders by other shipping lines in order to maintain a competitive cost structure. The result has been a wave of investments in very large containerships that might make sense from the perspective of an individual company vis-à-vis its main competitors, but less so for an industry as whole as it results in the growth of global fleet capacity, which is not in line with demand.

Containership Orderbook

As of July 1, 2018, the global containership newbuilding orderbook was 2.52 million TEU – equivalent to 11.7% of the existing global containership fleet. The containership orderbook sparked back to life in the third quarter of 2017, driven mainly by transactions entered to purchase a combined 20 Ultra Large Container Vessels (ULCVs) with 22,000 TEU capacities signed by CMA CGM and MSC. In early 2018, Evergreen signed charters for twelve 11,850 TEU capacity vessels and placed orders for eight 11,000 TEU capacity vessels for delivery from the latter half of 2019. Nonetheless, the current orderbook-to-fleet ratio of 11.7% represents a significant reduction from the peak in January 2008, when the orderbook reached 60% of the existing global fleet. The number of vessels delivered has dropped over the past eight years, from 264 vessels delivered in 2010 to 152 delivered in 2017.

The orderbook mainly comprises of ships with capacity exceeding 10,000 TEU, which accounts for close to 83% of the overall orderbook in terms of TEU. The orders placed to date for the largest containerships have all been placed by major operators, which are likely to use such vessels to increase their market share and/or reduce their slot costs.

At the other end of the spectrum, there are fewer new orders for ships below 10,000 TEU, which account for nearly 17% of the orderbook in terms of TEU. The capacity of feeder ships is increasing and ships of 3,000 to 5,000 TEU are now providing feeder and transhipment services to the largest ships on the main East-West routes. However, quite recently, there has been an increased interest in the sub-3,000 TEU sector because of the possible rise in transhipment activity as a result of larger vessels being increasingly deployed on all major routes due to the new alliance structure.

Containership Orderbook and Delivery Schedule – July 1, 2018

Vessel Size	Scheduled Deliveries										All Ships on Order		% of Existing Fleet by TEU
	2018		2019		2020		2021		2022+
(TEU)	No.	’000 TEU	No.	’000 TEU	No.	’000 TEU	No.	’000 TEU	No.	’000 TEU	No.	Total ’000 TEU
100-1,999	39	33.7	76	101.7	16	22.9	2	3.5	0	0.0	133	161.8	6.8%
2,000-2,999	31	79.8	30	76.6	16	40.3	0	0.0	0	0.0	77	196.7	12.2%
3,000-3,999	10	34.1	4	13.1	0	0.0	0	0.0	0	0.0	14	47.2	5.6%
4,000-5,099	—	0.0	—	0.0	—	0.0	—	0.0	—	0.0	—	0.0	0.0%
5,100-7,499	2	10.6	2	10.6	0	0.0	0	0.0	0	0.0	4	21.2	0.7%
7,500-9,999	—	0.0	—	0.0	—	0.0	—	0.0	—	0.0	—	0.0	0.0%
10,000-12,999	2	22.6	9	104.8	15	171.0	15	169.0	0	0.0	41	467.4	28.7%
13,000+	21	340.3	42	724.7	28	536.0	2	28.1	0	0.0	93	1,629.1	32.0%

Total	105	521.1	163	1,031.6	75	770.1	19	200.6	0	0.0	362	2,523.3	11.7%

Source: Drewry

The size of the orderbook increased rapidly from 2005 to 2007, when strong freight rates and robust demand on the core East-West trades encouraged high levels of new ordering. However, the orderbook started contracting soon thereafter as there was an increased number of orderbook cancellations, slippage and vessel conversions. Since 2014, the orderbook-to-fleet ratio has fallen below 20% and is currently at around 12%. There is effectively no current orderbook for vessels sized from 4,000 to 5,099 TEU and from 7,500 to 9,999 TEU, with only one vessel currently on order.

The Containership Orderbook (’000 TEU) – Ratio to Existing Fleet

Note – Fleet data is net of vessels scrapped and 2018 data is until July 1

Source: Drewry

New orders grew by 217% in 2017 to reach 699,000 TEU, compared with only 220,000 TEU in 2016. The growth in 2017 is largely attributable to orders since the beginning of September 2017. Demand was particularly muted in the small vessel segments the second half of 2016 until September 2017, when only 60,000 TEU of capacity was ordered in these segments. New orders placed in the first six months of 2018 amount to 67.1% of the full year order figure in 2017. These new orders indicate rising confidence in the container market following Hanjin’s exit from the industry. Notable orders in 2018 include Evergreen’s order of 20 containerships (12 vessels of 11,850 TEU and 8 vessels of 11,000 TEU).

Containership New Orders (2010-2018*)

* 2018 new orders are through July 1, 2018

Source: Drewry

Deliveries & Slippage

Around 70% of newbuildings that were scheduled for 2017 delivery were delivered that year. The delivery rate is higher than in 2016, when only 67.6% of new ships were delivered as scheduled that year. Deferrals are expected to reduce after 2018 as the supply-demand pressure eases and shipyards become less willing to change terms as the container shipping sector recovers. We expect around 85% of the newbuildings scheduled for 2018 delivery to be delivered in 2018. On average, 331,000 TEU of new ships were delivered between 2008 and 2010 in the 4,000 to 5,099 TEU vessel category. Annual average deliveries dropped to 115,000 TEU between 2011 and 2015 in this category. On an average, only 6,500 TEU of new ships were delivered annually in both 2016 and 2017 in the 4,000 to 5,099 TEU category.

Containership Deliveries (’000 TEU)

Vessel Size (TEU)	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018*	Total (2008-17)
100-1,999	226	115	84	59	71	51	54	54	53	67	25	833
2,000-2,999	159	78	47	32	19	22	17	46	43	58	56	519
3,000-3,999	75	43	56	13	18	81	60	37	3	16	27	401
4,000-5,099	317	347	329	98	180	179	87	33	5	8	0	1,581
5,100-7,499	243	173	193	163	82	93	98	42	0	7	0	1,094
7,500-9,999	299	170	258	288	240	441	350	531	186	104	19	2,867
10,000-12,999	173	109	115	195	96	0	192	174	143	179	154	1,375
13,000+	32	68	301	376	560	480	656	743	474	731	550	4,419

Total	1,522	1,103	1,381	1,225	1,265	1,347	1,513	1,659	907	1,169	831	13,090

* 2018 data is through July 1, 2018.

Source: Drewry

In 2008, the slippage (non-delivery) of containerships was at 11.8%. However, the slippage increased substantially following the global financial crisis of 2008 to 2009 as shipowners opted to defer taking deliveries of new vessels in a market plagued by weak demand. The non-delivery in containerships peaked at 45.8% in 2009 and the average slippage between 2009 and 2013 was 31.3%. The newbuilding deliveries of containerships improved in 2014, following greater demand and improved market conditions. Accordingly, non-deliveries averaged 9.5% for both 2014 and 2015. In recent years, the actual deliveries have been significantly less than originally scheduled as the increasing number of large ships have created an oversupply in the market, and non-deliveries in recent years have again exceeded 30%. In 2010, almost all vessels that were scheduled to be delivered in 2010 in the 4,000 to 5,099 TEU class were delivered during the year. From 2011 to 2017 however, non-delivery of vessels in the 4,000 to 5,099 TEU class averaged 48.8%, which was substantially higher than the average of 22.1% for the world container fleet over the same period.

Actual Deliveries and Slippage (’000 TEU)

Scheduled Deliveries	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018*
100-1,999 TEU	298	260	182	118	98	81	56	54	73	95	43
2,000-2,999 TEU	201	156	106	51	29	58	34	84	120	134	88
3,000-3,999 TEU	77	105	88	66	47	103	69	48	10	55	50
4,000-5,099 TEU	349	445	329	197	257	309	130	67	18	21	0
5,100-7,499 TEU	329	417	362	238	122	185	158	58	7	33	16
7,500-9,999 TEU	376	280	407	225	269	430	380	649	307	122	19
10,000-12,999 TEU	82	197	272	244	232	138	230	102	254	297	187
13,000+ TEU	14	177	497	513	523	537	566	829	551	929	610

Total	1,725	2,036	2,242	1,652	1,578	1,840	1,624	1,889	1,341	1,686	1,013

Actual Deliveries	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018*
100-1,999 TEU	226	115	84	59	71	51	54	54	53	67	25
2,000-2,999 TEU	159	78	47	32	19	22	17	46	43	58	56
3,000-3,999 TEU	75	43	56	13	18	81	60	37	3	16	27
4,000-5,099 TEU	317	347	329	98	180	179	87	33	5	8	0
5,100-7,499 TEU	243	173	193	163	82	93	98	42	0	7	0
7,500-9,999 TEU	299	170	258	288	240	441	350	531	186	104	19
10,000-12,999 TEU	173	109	115	195	96	0	192	174	143	179	154
13,000+ TEU	32	68	301	376	560	480	656	743	474	731	550

Total	1,522	1,103	1,381	1,225	1,265	1,347	1,513	1,659	907	1,168	831

Non - Delivery (%)	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018*
100-1,999 TEU	24.4%	55.7%	54.2%	50.0%	27.9%	36.9%	4.2%	0.3%	26.9%	29.3%	40.5%
2,000-2,999 TEU	21.0%	50.0%	55.7%	37.2%	35.0%	62.5%	50.3%	45.2%	64.4%	56.9%	36.8%
3,000-3,999 TEU	3.2%	58.7%	36.7%	79.9%	62.3%	21.7%	13.5%	22.5%	94.4%	71.5%	47.1%
4,000-5,099 TEU	9.2%	22.0%	0.0%	50.3%	30.2%	42.2%	33.4%	51.3%	72.4%	62.0%	—
5,100-7,499 TEU	26.1%	58.5%	46.8%	31.2%	32.7%	49.6%	37.8%	26.8%	100.0%	79.4%	100.0%
7,500-9,999 TEU	20.4%	39.0%	36.7%	-28.0%	10.8%	-2.6%	7.9%	18.2%	39.5%	15.3%	0.0%
10,000-12,999 TEU	-110.7%	44.8%	57.9%	20.0%	58.4%	100.0%	16.5%	-71.1%	43.7%	39.7%	17.6%
13,000+ TEU	-134.2%	61.6%	39.4%	26.8%	-6.9%	10.5%	-15.9%	10.4%	14.1%	21.3%	9.8%

Total	11.8%	45.8%	38.4%	25.9%	19.8%	26.8%	6.8%	12.2%	34.6%	30.7%	18.0%

* 2018 data is through July 1, 2018.

Source: Drewry

Slippages in 2016 and, to a lesser extent, in the second half of 2017 were mainly driven by a number of reasons:

•	Freight rates plummeted to record lows, especially in 2016, leading shipowners to postpone deliveries to avoid exacerbating operating losses.

•

Many shipowners with outstanding orders were faced with uncomfortably high leverage or challenges securing financing (or both), causing the shipowner to defer deliveries. For instance, after reporting a loss in 2016, Maersk Line in February 2017 decided to delay delivery of nine 14,000 TEU vessels to decrease burdens on its cash flows.

•

Orders were placed at ‘greenfield’ shipyards with no prior experience in building ships for international accounts. Some of these shipyards, due in part to lack of experience, were unable to obtain the requisite financing to carry out the order.

•	Shipowners cancelled orders despite the loss of sunk costs the cancellation entailed because the depressed business environment did not encourage the chartering out of ships.

Containership Fleet Age Profile

In the existing global containership fleet, about 85% of the vessels are less than 15 years old. Most of the bigger size vessels (more than 10,000 TEU) are less than 10 years of age. In the 4,000 to 4,999 size category, 49.3% of the fleet is less than ten years old. Vessels in excess of 25 years of age are approaching the end of their useful trading lives. The breakdown of the container fleet by vessel size based on age is shown below.

Age Profile of the Container Fleet—1 July 2018

(% of Capacity)

Size range	25+	20-24	15-19	10-14	5-9	0-4	Total
100-1,999 TEU	5.9%	17.3%	16.5%	28.6%	20.1%	11.5%	100.0%
2,000-2,999 TEU	3.2%	8.3%	20.4%	37.6%	16.7%	14.1%	100.0%
3,000-3,999 TEU	3.7%	7.3%	12.2%	28.7%	26.1%	22.0%	100.0%
4,000-4,999 TEU	0.8%	2.8%	10.6%	36.0%	41.9%	7.5%	100.0%
5,000-7,499 TEU	0.0%	3.9%	27.9%	34.3%	27.2%	6.8%	100.0%
7,500-9,999 TEU	0.0%	0.7%	4.1%	31.0%	30.6%	33.6%	100.0%
10,000-12,999 TEU	0.0%	0.0%	0.0%	10.0%	38.3%	51.7%	100.0%
13,000+ TEU	0.0%	0.0%	0.0%	2.7%	30.7%	66.6%	100.0%

Total	1.1%	3.9%	9.8%	24.0%	29.9%	31.3%	100.0%

Source: Drewry

Scrapping

With the pick-up in the charter market, demolition of ships normalised in 2017 after peaking in 2016. In 2016, container operators were under pressure as they were unable to cover daily operating expenses. The demolished container vessels had an average age of 21 years and capacity of 2,800 TEU in 2017, compared with 19 years and 3,400 TEU in 2016. In line with the broader container vessel fleet, demolitions in the 4,000 to 5,099 TEU vessel size increased about 3.8 times in 2016 compared with 2015 and the pace of demolition decreased in 2017. Scrapping of ships increased between 2012 and 2014, driven by operators’ desire to utilize the most fuel-efficient tonnage as many older containerships were unable to provide owners and operators the cost structure they required. Another factor driving the scrapping activity in 2016 was the opening of the Panama Canal in 2016, which left many Panamaxes redundant.

Two important trends have emerged with regard to demolition: (i) the average age of containerships scrapped is decreasing; and (ii) the average size of the containerships scrapped is increasing. The average age of the ships demolished has declined from 29 years in 2008 to 21 years in 2017, while the average size of the ships being sent for demolition increased from 1,435 TEU in 2008 to 2,800 TEU in 2017.

Containership Scrapping (’000 TEU, 2005-2018*)

*Data through July 1, 2018.

Source: Drewry

Idle Tonnage

At any point in time, a proportion of the fleet can be idle or inactive. The volume of idle capacity will vary, depending on wider market conditions. The peak of idle tonnage in recent years was in 2009, when containership supply and demand were out of line by a large margin. The volume of idle tonnage subsequently declined until 2014. However, as vessel earnings started to weaken further in the second half of 2015, shipowners resumed idling their vessels at a rapid pace. The addition of Hanjin’s 600,000 TEU capacity to idle tonnage artificially increased the idle fleet because of the South Korean operator’s sudden exit from the industry, and the idle capacity increased to 8.6% in November 2016. The volume of idle ships decreased significantly in 2017, indicating improved market conditions. Hanjin Shipping units, which had gone idle, had either been scrapped or picked up by other owners and operators.

Idle Capacity (’000 TEU) as a Percentage of Fleet (2008-2018*)

*2018 data is as of July 31, 2018.

Source: Drewry

Containership Newbuilding Prices

The factors that influence newbuilding prices include ship type, shipyard capacity, demand for ships, ‘berth cover’, or the forward book of business of shipyards, buyer relationships with the yard, individual design specifications, including fuel efficiency or environmental features and the price of ship material, engine and machinery equipment and, particularly, the price of steel.

Newbuilding prices rose steadily from 2002 to 2008, owing to a shortage in newbuilding capacity during a period of high ordering and increased shipbuilders’ costs as a result of rising steel prices. However, in the second half of 2008, weak market conditions significantly slowed down new ordering, to the point that virtually no new orders were placed for containerships in 2009. In 2011, prices weakened across all size segments, and this weakness continued into 2013 as shipyards were forced to cut prices. However, towards the end of 2013, the price decline appeared to have abated as prices leveled out. In 2014, prices improved only to retreat towards end of the year, and thereafter declined marginally in 2015 and 2016. In 2017, prices remained steady on the back of a surge of new orders. New orders increased to 698,000 TEU in 2017, about three times the amount of new orders in 2016. Newbuilding prices have remained resilient in the first half of 2018 given the recovery in the container charter market.

Containership Newbuilding Prices, (USD million)

Source: Drewry

Containership Secondhand Prices

Ships are usually sold through specialised brokers that report transactions to the maritime transportation industry on a regular basis. The sale and purchase market for ships is usually quite transparent and liquid, with a number of ships changing hands annually. A large part of the interest in second-hand containerships arises from companies wishing to speculate in short term or spot market type opportunities, which is in contrast to newbuildings, where the interest is often long term in nature. Second-hand prices are also influenced if a charter contract is attached to the vessel, and the terms of the contract. A second-hand vessel already deployed on a long-term charter with a blue-chip customer at a profitable rate will command a higher price in the prevailing market than a similar vessel with no charter contract.

Second-hand values for containerships increased between 2005 and 2008, supported by a strong charter market, but prices collapsed in 2009 due to the economic crisis and the resulting overcapacity in container shipping. Prices recovered partly during 2010 and 2011 as charter rates returned closer to average historical levels, but in 2012, they weakened once again in the face of much softer charter rates. In mid-2013, prices for 2,500 and 3,500 TEU ships were around 50% below prices at the end of 2007. In 2014, second-hand values for most container vessels were below average values in 2013, and were steady until the fourth quarter of 2015. In 2016, the second-hand prices almost halved as a result of the decline in freight rates. In 2017, second-hand asset prices grew about 17% on an average for 2,500 TEU, 3,500 TEU and 4,000 TEU vessels, owing to a strong recovery in freight rates. As of July 2018, second-hand asset prices for these vessels have risen 20% on average on the back of a recovery in charter rates. Currently, second-hand values are still below historical norms, and until recently, many were priced only just above scrap levels. Interest in second-hand containerships has been sustained due to the number of ships being made available by distressed shipowners, which has enabled buyers to obtain very favorable pricing. In addition to encouraging interest in second-hand containerships, the availability of young and favorably-priced vessels in the second-hand market can also act to suppress newbuild orders.

Containership Second-hand Prices, (5-Year old, USD million)

Source: Drewry

Supply-Demand Balance

Drewry’s global supply-demand index continued on a slow upward trend in 2017, increasing to 91.6 from 89.7 in 2016. Drewry’s global supply-demand index stuttered in the first quarter of 2018 ending at 89.8, albeit higher than 89.0 recorded in the same period last year. The decline in Drewry’s global supply-demand index in the first quarter of 2018 is mainly attributed to lower than expected scrapping. An index measure of 100 represents equilibrium between supply and demand. Measures above 100 indicate that demand exceeds supply, and measures below 100 indicate that demand falls short of supply.

Supply-demand dynamics are most applicable at the trade route level, and can differ significantly across trade routes. Supply-demand dynamics are reflected by utilisation rates, which are correlated with freight rates. Freight rates may be adversely affected by either low cargo growth or high supply-side pressure (which can arise from the delivery of newbuild vessels, the failure of shipowners to take capacity management measures, or both).

Supply-demand fundamentals on East-West head-haul have been relatively stable between 2015 and 2017, with annual average utilisation ranging between 88% and 92%. The impact of newbuild capacity can cause a downward movement in spot rates, which is most evident in this year’s trend so far.

East-West Trades Head-haul Supply/Demand Balance and Utilization Factors 2015-March 30, 2018

	Capacity* (’000 TEU)	Change	Demand (’000 TEU)	Change	Supply- demand gap	Utilization	Slot/TEU	TEU/slot
1Q15	9,964		8,390			84.2%	1.19	0.84
2Q15	10,635	6.7%	9,312	11.0%	-4.2%	87.6%	1.14	0.88
3Q15	10,916	2.6%	9,714	4.3%	-1.6%	89.0%	1.12	0.89
4Q15	10,433	-4.4%	8,960	-7.8%	3.4%	85.9%	1.16	0.86
2015	41,948	12.8%	36,376	5.2%	7.5%	86.7%	1.15	0.87
1Q16	10,314	-1.1%	8,727	-2.6%	1.5%	84.6%	1.18	0.85
2Q16	10,906	5.7%	9,494	8.8%	-3.1%	87.1%	1.15	0.87
3Q16	10,744	-1.5%	9,997	5.3%	-6.8%	93.1%	1.07	0.93
4Q16	10,377	-3.4%	9,521	-4.8%	1.4%	91.7%	1.09	0.92
2016	42,341	0.9%	37,739	3.7%	-2.8%	89.1%	1.12	0.89
1Q17	10,356	-0.2%	8,932	-6.2%	6.0%	86.2%	1.16	0.86
2Q17	11,293	9.0%	10,082	12.9%	-3.8%	89.3%	1.12	0.89
3Q17	11,453	1.4%	10,537	4.5%	-3.1%	92.0%	1.09	0.92
4Q17	11,416	-0.3%	9,645	-8.5%	8.1%	84.5%	1.18	0.84
2017	44,517	5.1%	39,196	3.9%	1.3%	88.0%	1.14	0.88
1Q18	11,508	0.8%	9,455	-2.0%	2.8%	82.2%	1.22	0.82

Capacity and demand is annualized for full year and quarterly figure per quarter; trade routes include Asia-Northern Europe, Asia-Mediterranean, Transpacific and Northern Europe & Mediterranean-North America

*Capacity is the deployed capacity and refers to total available slots on a particular trade route

Source: Drewry

North-South routes have also offered limited opportunity for favorable freight rate movement since 2016, as overall headhaul utilisation rates remained below 70% in 2017 and in the first quarter of 2018. Following Maersk’s acquisition of Hamburg Süd, however, market concentration is rising, particularly in Latin America, one of the key North South trades. Together, Maersk and MSC control more than 70% of effective capacity on North-South routes, and are especially strong on the northbound Europe to East Coast South America trade route. These concentrations could lead to more favorable freight rates in future periods.

North-South Head-haul Supply/Demand Balance and Utilization Factors, 2015-March 30, 2018

	Capacity (’000 TEU)	Change	Demand (’000 TEU)	Change	Supply- demand gap	Utilization	Slot/TEU	TEU/slot
1Q15	5,467		3,981			72.8%	1.37	0.73
2Q15	5,878	7.5%	4,259	7.1%	0.4%	72.5%	1.37	0.73
3Q15	6,063	3.1%	4,320	1.7%	1.5%	71.3%	1.39	0.72
4Q15	5,817	-4.1%	4,088	-5.6%	1.5%	70.3%	1.41	0.71
2015	23,225	n.a.	16,648	2.3%	n.a.	72.2%	1.36	0.73
1Q16	5,836	0.3%	4,057	-0.8%	1.1%	69.5%	1.45	0.69
2Q16	6,225	6.7%	4,311	6.3%	0.4%	69.3%	1.44	0.69
3Q16	6,228	0.1%	4,404	2.2%	-2.1%	70.7%	1.46	0.69
4Q16	6,091	-2.2%	4,323	-1.8%	-0.3%	71.0%	1.43	0.70
2016	24,380	4.9%	17,095	2.7%	2.2%	70.1%	1.43	0.70
1Q17	6,167	1.2%	4,245	-1.8%	3.0%	68.8%	1.45	0.69
2Q17	6,490	5.2%	4,503	6.1%	-0.8%	69.4%	1.44	0.69
3Q17	6,702	3.3%	4,539	0.8%	2.5%	67.7%	1.48	0.68
4Q17	6,754	0.8%	4,612	1.6%	-0.8%	68.3%	1.46	0.68
2017	26,113	7.1%	17,899	4.7%	2.4%	68.5%	1.46	0.69
1Q18	6,885	1.9%	4,508	-2.3%	4.2%	65.5%	1.53	0.65

Capacity and demand is annualized for full year and quarterly figure per quarter; Trade routes include Asia-ECSA, Europe-ECSA, Asia-West Africa, Northern Asia-Oceania; Asia-Mid-East; Asia-South Asia; Europe-Mid-East; Europe-South Asia

*Capacity is the deployed capacity and refers to total available slots on a particular trade route

Source: Drewry

Global Head-haul Supply/Demand Balance and Utilisation Factors, 2015-March 30, 2018

	Capacity (’000 TEU)	Change	Demand (’000 TEU)	Change	Supply- demand gap	Utilization
1Q15	15,431		12,372			80.2%
2Q15	16,513	7.0%	13,571	9.7%	-2.7%	82.2%
3Q15	16,979	2.8%	14,034	3.5%	-0.7%	82.7%
4Q15	16,249	-4.3%	13,047	-7.1%	2.8%	80.3%
2015	65,173	n.a.	53,024	2.1%	n.a.	81.4%
1Q16	16,151	-0.6%	12,784	-2.0%	1.4%	79.2%
2Q16	17,130	6.1%	13,805	8.0%	-1.9%	80.6%
3Q16	16,972	-0.9%	14,401	4.3%	-5.2%	84.9%
4Q16	16,468	-3.0%	13,844	-3.9%	0.9%	84.1%
2016	66,721	2.4%	54,834	3.4%	-1.0%	82.2%
1Q17	16,523	0.3%	13,177	-4.8%	5.1%	79.8%
2Q17	17,783	7.6%	14,585	10.7%	-3.1%	82.0%
3Q17	18,155	2.1%	15,076	3.4%	-1.3%	83.0%
4Q17	18,170	0.1%	14,257	-5.4%	5.5%	78.5%
2017	70,631	5.9%	57,095	4.1%	1.7%	80.8%
1Q18	18,393	1.2%	13,963	-2.1%	3.3%	75.9%

Capacity and demand is annualized for full year and quarterly figure per quarter; Trade routes include Europe-ECSA, Asia-ECSA, Asia-West Africa, Northern Asia-Australasia, Asia-Mid-East, Asia-South Asia, Europe-Mid-East, Europe-South Asia, Asia-Northern Europe, Asia- Mediterranean, Transpacific, Northern Europe-North America

*Capacity is the deployed capacity and refers to total available slots

Source: Drewry

Containership Time Charter Rates

A time charter involves the use of a vessel for a specified time period (which could range from a number of months to a number of years). The charterer pays all voyage related costs. Typically, the owner of the vessel receives monthly charter hire payments on a per day basis and is responsible for the payment of all vessel operating expenses and capital costs of the vessel.

A bareboat charter, a less common type of time charter, involves the use of a vessel generally over longer periods of time ranging up to several years and on a different pricing structure. In bareboat charters, all voyage related costs, including vessel fuel, or bunkers, and port dues, as well as all vessel operating expenses, such as day-to-day operations, maintenance, crewing and insurance are the responsibility of the charterer. The owner of the vessel receives monthly charter hire payments on a per day basis and is responsible only for the payment of capital costs related to the vessel.

Charter rates are mainly dependent on the prevailing supply and demand dynamics in the sector, especially for shorter contracts. For longer charter periods, i.e., those ranging from three years to ten years, charter rates tend to be more stable and less cyclical. Other factors affecting charter rates include the age and characteristics of the ships (including fuel consumption, speed, new design, whether geared or gearless, number of reefer plugs).

The following chart indicates annual average charter rates for representative containerships with vessel sizes of 2,500 TEU to 3,500 TEU from 2006 to July 2018.

One-Year Containership Charter Rates, (Period averages USD/day)

Source: Drewry

The chart above reflects the long-term trend of weakening of container charter rates since 2006, when supply increased faster than demand. Charter rates were above historical averages from 2006 to 2008, 2010 and 2011, and again in the latter part of 2014 and early 2015. Rates have generally been quite soft for the remaining periods.

Beginning in 2017 and continuing into 2018, there has been upward movement in charter rates, as short-term indicators and underlying fundamentals for charter rates have been more favorable than they have been for some time.

This reversal of the trend of charter rate pricing is reflective of a recent shift in the bargaining power from charterers to shipowners as the vessel oversupply issues subside, due to both strong demand and a diminishing idle fleet. For example, charter rates for Classic Panamax ships in the second quarter of 2018 are being fixed at $11,000 to $13,500 per day for six to twelve month periods, exceeding the peak of $10,000 last seen in 2015.

New Bunker Regulations

For many years, heavy fuel oil (HFO) has been the main fuel of choice for the shipping industry. It is relatively inexpensive and widely available, but it is ‘dirty’ from an environmental point of view.

The sulfur content of HFO is extremely high, and it is the reason that maritime shipping accounts for 8% of global emissions of sulfur dioxide (SO2), an important source for acid rain, as well as respiratory diseases. In some port cities, such as Hong Kong, shipping is the largest single source of SO2 emissions, as well as emissions of particulate matter (PM), which are directly tied to the sulphur content of the fuel.

The IMO, the governing body of international shipping, has made a decisive effort to diversify the industry away from HFO in to cleaner fuels. Effective in 2015, ships operating within the Emission Control Areas (ECAs), covering the Economic Exclusive Zone of North America, the Baltic Sea, the North Sea, and the English Channel, are required to use marine gas oil with allowable sulfur content no higher than 1,000 parts per million (ppm). From 2020, ships sailing outside ECAs will switch to marine diesel oil with permitted sulfur content no higher than 5,000 ppm. This will create openings for a variety of new fuels, or capital expenditure for scrubbers to be retrofitted on existing ships. We expect that this transition will accelerate the scrapping of older ships.

Changes in bunker regulations from 2020

Where	Now	From January 1, 2020
At sea (outside SECA zones)	Any fuel max 3.5% sulphur content (HSFO/HFO, LSFO, MGO, LNG)	Any fuel max 0.5% sulphur content (LSFO, MGO, LNG, or HSFO with scrubbers)

At sea (inside SECA zones)	Any fuel max 0.1% sulphur content (MGO, LNG)	Any fuel max 0.1% sulphur content (MGO, LNG)

In port	(MGO, LNG)	(MGO, LNG)

Notes - HSFO = High-Sulphur Fuel Oil is also known as Heavy Fuel Oil (HFO); LSFO = Low-Sulphur Fuel Oil; MGO = Marine Gas Oil (diesel + oil); LNG = Liquefied natural gas

Source:	Drewry

The new regulations are expected to have a significant impact on the industry as current prices of low sulphur alternatives are about 50% greater than high sulphur fuel oil. Industry participants are exploring several options to comply with the new regulations. Among the options are investing in scrubbers that reduce sulphur emissions (which is not viable particularly for older vessels) and using LNG fuel (which option is burdened by the underdeveloped LNG bunkering infrastructure).

BUSINESS

Overview

We are a growth-oriented international owner and operator of containerships. We were formed in April 2017 by Navios Holdings, which owns, operates or manages one of the largest shipping fleets by capacity, to take advantage of acquisition and chartering opportunities in the container shipping sector. We generate our revenues by chartering our vessels to leading liner companies pursuant to fixed-rate time charters. Under the terms of our charters, we provide crewing and technical management, while the charterer is generally responsible for securing cargoes, fuel costs and voyage expenses. After giving effect to the acquisition of the two containerships of which we expect to take delivery in the fourth quarter of 2018 and the two optional vessels of which we expect to take delivery in the first and second quarter of 2019, assuming the options relating to those two vessels are exercised, we have grown our fleet to 30 vessels, with an aggregate carrying capacity of 152,821 TEU and an average fleet age of 10.2 years.

We believe this is a favorable time to invest in the containership sector by acquiring quality second-hand vessels for which we see attractive employment opportunities. Containership prices remain at levels that are significantly below their 15-year historical averages and the time charter market for containerships started to show signs of improvement in 2017 and has continued to do so in the first half of 2018.

We expect to be able to continue to acquire containerships at attractive prices and capitalize on our low-cost operating structure, which we believe will allow us to maximize the return on investment for our unit holders as a result of expected increased positive cash flow from operations and expected appreciation in the value of our vessels as the market continues to recover.

We also intend to leverage the scale, experience, reputation and relationships of Navios Holdings with maritime industry participants and global financial institutions to continue to expand our fleet through selective acquisitions of vessels and to enable us to sustain a lower than industry average cost structure.

We were initially formed as a corporation under the laws of the Republic of the Marshall Islands on April 28, 2017. In connection with our formation, we registered on the Norwegian OTC List and completed four private placements of an aggregate of 34,603,100 common shares for total proceeds of approximately $180.3 million, as described in the notes to the historical consolidated financial statements included in this prospectus. Prior to the consummation of the Distribution, we converted into a limited partnership under the laws of the Republic of the Marshall Islands at a ratio of one common share of Navios Maritime Containers Inc. for each common unit of Navios Containers.

Our Relationship with the Navios Group

One of our key strengths is our relationship with the Navios Group, which includes four publicly traded seaborne shipping companies which together operate 207 vessels as of November 2018, making it one of the largest global shipping groups. In a highly fragmented industry, we believe this relationship provides us with several advantages.

First, we are able to benefit from significant economies of scale not typically available to smaller owners resulting in efficient spreading of overhead and other costs, which in turn results in lower operating expenditures compared to the industry average. In particular, we derive cost efficiencies from Navios Holdings, a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of dry bulk commodities including iron ore, coal and grain. In addition, the key members of Navios Holdings’ management team have an average of over 20 years of experience in the shipping industry through which Navios Holdings provides entities within the Navios Group, and us, cost-efficient technical and commercial management, as well as administrative services.

Second, our relationship with Navios Holdings provides us access to competitive expansion opportunities, including the right of first refusal to purchase containerships from members of the Navios Group pursuant to the Omnibus Agreement. See “Certain Relationships and Related Party Transactions—Agreements with the Navios Group—Omnibus Agreement.”

Finally, Navios Holdings’ active and extensive involvement in the international shipping markets provides us with access to reliable, in-depth and up-to-date market information. In particular, we believe that our relationship with Navios Holdings will enhance our ability to enter into new charters, as well as expand our customer relationships and access to financing. Our relationship with Navios Holdings also provides us with opportunities to expand our fleet through third-party acquisitions at attractive prices, as demonstrated by our track record.

Pursuant to the Management Agreement, the Manager, a wholly owned subsidiary of Navios Holdings, provides commercial and technical management services to our vessels covering all of our vessels’ operating expenses other than certain extraordinary costs. Drydocking and special survey costs are paid to the Manager at cost. Pursuant to the Administrative Services Agreement, dated June 7, 2017, the Manager also provides us with administrative services, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. Management fees for the nine months ended September 30, 2018 and for the period from April 28, 2017 (date of inception) to September 30, 2017 amounted $38.6 million and $7.30 million, respectively. Management fees for the period from April 28, 2017 (date of inception) to December 31, 2017 amounted to $16.5 million. General and administrative fees (inclusive of expense reimbursement) were $4.8 million and $0.8 million, for the nine months ended September 30, 2018 and for the period from April 28, 2017 (date of inception) to September 30, 2017, respectively and $1.9 million for the period from April 28, 2017 (date of inception) to December 31, 2017.

Description of Fleet

As of October 31, 2018, after giving effect to the acquisition of the two containerships of which we expect to take delivery in the fourth quarter of 2018 and the two optional vessels of which we expect to take delivery in the first and second quarter of 2019, assuming the options relating to those two vessels are exercised, we had a fleet of 30 containerships aggregating 152,821 TEUs and an average age of 10.2 years, which is below the current industry average of about 12.0 years, according to industry data. Our fleet includes three 3,450 TEU containerships, 22 containerships between 4,250 TEU and 4,730 TEU, and five containerships between 8,200 TEU and 10,000 TEU. We will have charters covering 88.5% and 36.6% of available days for the remainder of 2018 and for 2019, respectively.

The following table provides summary information about our fleet as of October 31, 2018:

Owned Vessels	TEU	Built	Charter Expiration Date(1)	Charter-Out Rate(2)
Navios Summer(3)	3,450	2006	September 2019		$10,780
Navios Verano(3)	3,450	2006	May 2019		$12,127
Navios Spring(3)	3,450	2007	November 2018		$8,444
Navios Vermilion(3)	4,250	2007	March 2019		$9,525
Navios Indigo(3)	4,250	2007	December 2018		$8,133
Navios Amaranth(3)	4,250	2007	November 2018		$7,093
Navios Amarillo(3)	4,250	2007	June 2019		$12,545
Navios Verde(3)	4,250	2007	December 2018		$10,251
Navios Azure(3)	4,250	2007	November 2018 May 2019	$ $	11,603 10,369
Navios Domino (ex MOL Dominance)(3)	4,250	2008	April 2019		$9,928
Navios Dedication (ex MOL Dedication)(3)	4,250	2008	April 2019		$9,928

Owned Vessels	TEU	Built	Charter Expiration Date(1)	Charter-Out Rate(2)
Navios Delight (ex MOL Delight)(3)	4,250	2008	January 2019(4)		$10,588
MOL Destiny(3)	4,250	2009	November 2018(4)		$26,850
MOL Devotion(3)	4,250	2009	February 2019(4)		$26,850
Navios Lapis	4,250	2009	January 2019		$11,580
Navios Tempo	4,250	2009	May 2019		$11,011
Niledutch Okapi (ex Navios Dorado)	4,250	2010	May 2019		$10,468
Navios Felicitas	4,360	2010	April 2019		$12,979
Navios Miami	4,563	2009	November 2018		$11,791
APL Oakland	4,730	2008	March 2020(4)		$27,156
APL Los Angeles	4,730	2008	April 2020(4)		$27,156
APL Denver	4,730	2008	May 2020(4)		$27,156
APL Atlanta	4,730	2008	June 2020(4)		$27,156
YM Utmost	8,204	2006	January 2019(4)		$20,244
Navios Unite (ex YM Unity)	8,204	2006	November 2018(4) May 2019	$ $	34,266 26,663
Navios Unison	10,000	2010	May 2021 April 2022	$ $	26,325 27,300

Vessels to be delivered	TEU	Built	Charter Expiration Date(1)	Charter-Out Rate(2)
TBN 1(5)	4,360	2010	May 2019		$12,946
TBN 2(5)	4,360	2010	December 2018		$9,811

Vessels Underlying Purchase Option	TEU	Built	Charter Expiration Date(1)	Charter-Out Rate(2)
TBN 3(6)	10,000	2011	November 2020 October 2021	$ $	26,325 27,300
TBN 4(6)	10,000	2011	July 2019 July 2021 June 2022	$ $ $	26,663 26,325 27,300

(1)	Charter expiration dates shown reflect expected redelivery date based on the midpoint of the full redelivery period in the charter agreement, unless otherwise noted.
(2)	Daily charter-out rate, net of commissions where applicable.
(3)

The vessel is subject to a sale and leaseback transaction with Minsheng Financial Leasing Co. Ltd. for a period of up to five years, at which time we have an obligation to purchase the vessel. See “Prospectus Summary—Recent Developments”.

(4)	Charter expiration dates shown reflect earliest redelivery date of the full redelivery period in the charter agreement.
(5)

In November 2018, we agreed to acquire two 2010-built 4,360 TEU containerships from an unrelated third party for a purchase price of approximately $23.6 million. The acquisition of the vessels is expected to be financed through a new credit facility from a commercial bank and the balance with available cash. We expect to take delivery of the vessels in the fourth quarter of 2018.

(6)

In November 2018, we agreed to acquire two 2011-built 10,000 TEU containerships from an unrelated third party for a purchase price of approximately $52.5 million each, upon the exercise of our purchase options by January 15, 2019 and March 31, 2019, respectively. The acquisition of each vessel is expected to be financed through a loan of up to $31.8 million from a commercial bank and the balance with available cash. We expect to take delivery of the vessels in the first and second quarter of 2019, assuming the purchase options are exercised.

Market Opportunity

We believe that the following factors create opportunities for us to successfully execute our business plan and grow our business:

•

Improving Containership Sector Fundamentals. According to industry data, 2018 and 2019 are expected to be the third and fourth consecutive years that containership trade growth equals or exceeds the growth in supply of vessels. We expect the following factors to result in an improvement in both charter rates and asset values.

•

Increasing Global Economic Growth and Demand for Seaborne Transportation of Container Shipments. Demand for container shipments declined significantly from 2008 to 2009 in the aftermath of the global financial crisis but has increased each year from 2009 to 2017. Data from the IMF shows further evidence of the global economic expansion as all major economies are growing simultaneously for the first time since the mid-2000s. The IMF has increased its forecasts for World GDP by 0.2% in 2018 to 3.9% and continued that pace for its 2019 forecast. Concurrently with the world economic growth, in 2017, the containership trade grew by 5.8% and is projected to grow an additional 5.4% and 5.0% in 2018 and 2019, respectively.

•

Decelerating Growth in Containership Supply through the Reduction in New Vessel Ordering and Increased Scrapping. Scrapping of older containerships continued in 2017 with about 400,000 TEU scrapped, and over 1.0 million TEU of containership capacity has been scrapped since the beginning of 2016, mainly attributable to intermediate size and smaller vessels. We expect net fleet capacity to grow by approximately 5.6% in 2018, which is about the level of the current expected containership trade growth of approximately 5.4%. Deliveries in 2018 are expected to continue to be disproportionately weighted in favor of containerships with over 11,000 TEU in capacity, with minimal growth in deliveries of new intermediate-size containerships. Based on the current orderbook data, fleet growth is expected to be 3.4% in 2019, which is below the demand growth forecast of 5.0%, which would make 2019 the fourth straight year that demand growth equals or exceeds supply growth.

•

Redeployment of Containerships Across Trade Lanes. Recent disruptions in the container trade, such as the expansion of the Panama Canal in 2016, have created favorable dynamics for certain vessel sizes that have benefited from the increased demand from redeployment across trade lanes, while their orderbooks remain low.

•

Classic Panamaxes (3,450 - 4,730 TEU): Post the expansion of the Panama Canal, the deployment of Classic Panamaxes on their main trading route of Far East to U.S. East Coast declined by approximately 80%. Within the 4,000 – 5,100 TEU size in particular, the vessels with shorter lengths and shallower drafts (“Baby Panamaxes”) were able to be successfully redeployed into higher trade-growth trades in Africa and Intra-Asia where certain ports have physical infrastructure limitations that act as a natural barrier to entry for larger vessels. Vessels that were longer and had deeper drafts had far fewer redeployment options and, as a result, comprised of nearly 90% of all the scrapping for this size since 2015.

•

New Panamaxes (7,500-10,000 TEU): As ship sizes have increased on the main Far East to North Europe trade lanes, New Panamaxes of 7,500 to 10,000 TEU have been increasing in importance in a large number of other markets, particularly in the Transpacific and North South trade routes. Vessels in this size range are used more than any other in trade lanes representing approximately 63% of global capacity deployment. Overall deployment has increased by 15%, from 3.5 million TEUs in January 2015 to 4.1 million TEUs by June 2018.

•

Increased Availability of Distressed Acquisition Opportunities. We believe that there is an increased availability of attractive acquisition opportunities to buy containership assets at or near historically low prices resulting from a number of factors, including:

•	the increasing willingness of banks seeking to completely exit from distressed, non-performing loans that they entered into at the peak of the market cycle;

•

the reduction in availability of debt financing and the tightening of lending criteria applicable to many shipping companies resulting in certain owners being unable to refinance or comply with the terms of their existing financing; and

•

the significant decline in the German KG system (German closed-end funds of private investors) which historically provided significant capital to the containership sector. A large number of the containerships contracted pre-2009 were financed by the KG (Kommanditgesellshaft) system, which allows tax benefits to private investors in certain shipowning companies. Typically these are companies set up to invest in one or a small number of vessels, financed mainly by private investors and bank financing. Funds from private investors were typically raised after the vessels have been ordered. Since 2009, there have been severe limitations to the ability of KG funds to collect the equity planned for investment in ships which are on order. As a result, just 9% of containerships ordered in 2013 to 2018 were contracted by German owners compared to 44% of containerships ordered in the ten years between 1999 and 2008.

Additionally, lenders and major liner companies are highly selective in their choice of containership operators with whom they conduct business, and have established strict operational and financial standards that they use to pre-qualify operators and managers. Only a select number of managers and operators are able to meet these pre-qualification criteria, which we expect to continue to meet and believe enhance our ability to acquire available vessels.

We can provide no assurance, however, that the industry dynamics described above will continue or that we will be able to capitalize on such business opportunities. For further discussion of the risks that we face, see “Risk Factors” beginning on page 30 of this prospectus.

Our Competitive Strengths

We believe that we possess a number of competitive strengths that will allow us to capitalize on growth opportunities in the containership sector, including:

•

Strategically Focused Fleet of Intermediate-Size Containerships. We are one of the largest independent owners of quality intermediate-size containerships that are between 3,000 and 10,000 TEU in capacity. We believe this sector size currently demonstrates the best relative fundamental outlook based on current market dynamics and is where we see significant demand from our customers. We believe our fleet of intermediate-size containerships provides us a competitive advantage when chartering these vessels with liner companies because we believe these vessels are well positioned to withstand recent disruptions in the containership trade, such as the recent expansion of the Panama Canal, and to capitalize on the redeployment of containerships across trade lanes as recent deliveries of containership newbuildings have been dominated by the largest-size containerships. Trade volumes continue to grow more rapidly on North-South and intra-regional trade lanes which traditionally have been served by intermediate-size and smaller containerships at the same time that net fleet growth, deliveries and the orderbook for intermediate-size containerships remain low. All of our 22 Baby Panamaxes are of a shorter length and have a shallower draft, which we believe allows them to be more versatile and capable to be deployed in these trade lanes post-Panama Canal expansion. For example, vessels between 4,000 and 5,100 TEU have seen the highest increase in their share of the deployment capacity in intra-Asia, growing from 13% of the capacity in 2012 to approximately 23% of the capacity by 2018, according to Alphaliner. During the same period, the share of capacity in intra-Asia by vessels between 100 and 999 TEU and 1,000 and 1,999 TEU has declined considerably.

•

Relationships with Leading Charterers. We expect to benefit from the long-standing relationships of our Manager with leading liner companies such as Maersk Line A/S, Mediterranean Shipping CO. S.A., CMA CGM, Cosco Shipping Co Ltd, Hapag-Lloyd AG, Evergreen Marine Corp., Mitsui O.S.K. Lines, Ltd. and others. We believe that the experience of our management team, coupled with our Manager’s reputation for excellence, will assist us in securing employment for our vessels and will provide us with an established customer base to facilitate our future growth.

•

Well-Positioned to Pursue Acquisitions. We believe that our liquidity, low leverage and access to bank financing and the capital markets through our relationship with Navios Holdings positions us with ship brokers, financial institutions and shipyards as a favored purchaser of quality containerships and will allow us to make additional near-term accretive acquisitions as quality secondhand vessel values remain below their historical 15-year averages. We intend to monitor vessel values and charter rates and expect to continue to pursue acquisitions that are consistent with our investment criteria. We will also have a right of first refusal as to all containerships within the Navios Group which provides us with a preferred position for acquisition opportunities as to a large fleet of containers.

•

Experience Across Sectors and Growing Through Cycles. Executives of Navios Holdings have substantial experience with investing in and operating fleets in the drybulk, tanker and containership sectors. We believe that the strong reputations and relationships they have developed in these industries and with major financial institutions will continue to provide us with access to distressed situation transactions, vessel acquisition and employment opportunities, as well the ability to access financing to grow our business. Since 2004, the Navios Group has raised $13.2 billion in the equity and debt capital markets and in bank financing and we believe that these financings are indicative of the strong relationships the Navios Group has with the financial and investment communities. Through the shipping cycles over the past 13 years, the Navios Group has strategically grown its fleet from 27 vessels in 2005 to a total of 207 vessels as of November 2018.

•

Scale and Cost-Efficient Operations of our Manager. We believe that utilizing an affiliated manager provides us with operational scale, geographical flexibility and market-specific experience and relationships, which will allow us to manage our vessels in an efficient and cost-effective manner. By leveraging Navios Holdings’ established operating platform, we are able to take advantage of a disciplined management team that has been tested through multiple shipping cycles with a long track record of financial reporting, compliance and investor accountability in public markets.

Our Business Strategies

Our primary objectives are to continue to profitably grow our business, increase distributable cash flow per unit and maximize value to our unit holders by pursuing the following strategies:

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Continue to Capitalize on Low Vessel Prices to Pursue Accretive Acquisitions. We are focused on continuing to purchase containerships at favorable prices. We intend to grow our fleet using Navios Holdings’ global network of relationships and long experience in the maritime industry to make selective acquisitions of quality, second-hand containerships. We believe that the recent developments in the container shipping industry described above under “—Market Opportunity” have created significant opportunities to acquire vessels at near historically low prices on an inflation adjusted basis and we will analyze acquisitions based on whether they meet targeted return thresholds and are accretive to cash flow in addition to meeting our strategy of targeting intermediate-size containerships. As a recently formed company without a legacy fleet of highly leveraged vessels, we believe we are well-positioned to take advantage of the significant opportunities created by the developments in the container shipping sector.

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Continue to Actively Manage our Charter Portfolio. We intend to deploy our vessels on a mix of short-term, medium-term and long-term time charters, to leading liner companies according to our continuing assessment of market conditions. We believe that our chartering strategy will afford us opportunities to capture increased profits during strong charter markets while benefiting from the relatively stable cash flows and high utilization rates associated with longer term time charters. We believe our strategy will give us the flexibility to take advantage of rising charter rates if the charter markets improve as the global economy strengthens.

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Maintain a Strong Balance Sheet and Flexible Capital Structure. We intend to manage our balance sheet conservatively, targeting a modest amount of leverage, managing our maturity profile and maintaining an adequate level of liquidity. We believe that managing our balance sheet in a conservative manner will minimize our financial risk while providing a solid foundation for our future expansion and enhancing our ability to make distributions to our unit holders and repurchases of common units.

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Provide Superior Customer Service with High Standards of Performance, Reliability and Safety. Our customers seek transportation partners that have a reputation for high standards of performance, reliability and safety. We intend to use Navios Holdings’ excellent vessel safety record, compliance with rigorous health, safety and environmental protection standards, operational expertise and customer relationships to further expand a sustainable competitive advantage and consistent delivery of superior customer service.

We can provide no assurance, however, that we will be able to implement our business strategies described above. For further discussion of the risks that we face, see “Risk Factors” beginning on page 30 of this prospectus.

Our Customers

We provide seaborne shipping services under short-term and medium-term time charters, as well as some long-term time charters, with customers that we believe are creditworthy. For the nine months ended September 30, 2018, two customers, Mitsui O.S.K. Lines and NOL Liner PTE Ltd represented 30.7% and 25.0% of our total revenues, respectively. For the period from April 28, 2017 (date of inception) to December 31, 2017, our most significant counterparty was Mitsui O.S.K. Lines Ltd, which accounted for approximately 71.0%, of total revenues. No other customer accounted for 10% or more of total revenues for the period presented.

Although we believe that if any one of our charters were terminated, we could recharter the related vessel at the prevailing market rate relatively quickly, the permanent loss of a significant customer or a substantial decline in the amount of services requested by a significant customer could harm our business, financial condition and results of operations if we were unable to recharter our vessel on a favorable basis due to then-current market conditions, or otherwise.

Management of Ship Operations and Administration

Navios Holdings through the Manager has expertise in various functions critical to our operations. Pursuant to the Administrative Services Agreement with the Manager, we have access to human resources, financial and other administrative functions, including:

•	bookkeeping, audit, accounting, legal and insurance services;

•	administrative and clerical services;

•	banking and financial services; and

•	client and investor relations and other.

The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. The term of this agreement is for an initial period of five years with an automatic extension for five years periods thereafter unless a notice for termination is received by either party. Total general and administrative fees (inclusive of expense reimbursement) charged by the Manager for the nine month period ended September 30, 2018, for the period from April 28, 2017 (date of inception) to September 30, 2017 and for the period from April 28, 2017 (date of inception) to December 31, 2017 amounted to $4.8 million, $0.8 million and $1.9 million, respectively.

Technical and commercial management services of our vessels are also provided by the Manager under the Management Agreement, and include:

•	commercial management of the vessel;

•	vessel maintenance and crewing;

•	purchasing and insurance; and

•	shipyard supervision.

Competition

The global container shipping market is extensive, diversified, competitive and fragmented, divided among approximately 630 liner operators and independent owners. The world’s active containership fleet consists of approximately 5,250 vessels, aggregating approximately 21.7 million TEU as of August 1, 2018. As a general principle, the smaller the cargo carrying capacity of a containership, the more fragmented is its market, both with regard to charterers and vessel owner/operators. Even among the larger liner companies and independent containership owners and operators, whose vessels are mainly in the larger sizes, only nine companies are known to control, through vessel ownership and/or time charters, fleets of 99 vessels or more: AP Moller, Mediterranean Shipping Co. (MSC), China COSCO Shipping, CMA CGM, Evergreen, Pacific International Lines, Hapag Lloyd, Seaspan and Peter Dohle. There are about 41 owners known to control, through vessel ownership and/or time charters, fleets of between 26 and 81 vessels. Liner companies, who control the movement of containers on land and at sea, own vessels directly and also charter-in vessels on short- and long-term charters. Many owners/managers of containerships charter their vessels out for extended periods but unlike the liner companies, do not control the movement of any containers. These owners/managers are often called tonnage providers. Liner companies may, at any given time, control a fleet many times the size of their owned tonnage. AP Moller and MSC are such liner operators; whereas Peter Dohle, Seaspan, Costamare and others, including us, are tonnage providers.

It is likely that we will face substantial competition for long-term charter business from a number of experienced companies. Many of these competitors will have significantly greater financial resources than we do. It is also likely that we will face increased numbers of competitors entering into the container transportation sector. Many of these competitors have strong reputations and extensive resources and experience. Increased competition may cause greater price competition, especially for long-term charters.

We believe that the containership sector of the international shipping industry is characterized by the significant time required to develop the operating expertise and professional reputation necessary to obtain and retain customers. We believe that our development of an intermediate-size containerships fleet has enhanced our relationship with our principal charterers by enabling them to serve the East-West, North-South and Intra-regional trade routes efficiently, while enabling us to operate in the different rate environments prevailing for those routes. We also believe that our focus on customer service and reliability enhances our relationships with our charterers.

Time Charters

Overview

We provide seaborne shipping services under short-term and medium-term time charters, as well as some long-term time charters, with customers that we believe are creditworthy. A time charter is a contract under which a charterer pays a fixed daily hire rate on a semi-monthly or monthly basis for a fixed period of time for use of the vessel. Subject to any restrictions in the charter, the charterer decides the type and quantity of cargo to be carried and the ports of loading and unloading. Under a time charter the charterer pays substantially all of the voyage expenses, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, garbage fees, agency fees, but excluding charter brokerage commissions. The vessel owner pays the vessel operating expenses, which include crew wages, insurance, technical maintenance costs, spares, stores and supplies and charter brokerage commissions on gross voyage revenues. Time charter rates are usually fixed during the term of the charter. Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time, but can yield lower profit margins than vessels operating under short-term charters under market rates during periods characterized by favorable market conditions. Prevailing time charter rates fluctuate on a seasonal and year-to-year basis reflecting changes in spot charter rates, expectations about future charter rates and other factors. The degree of volatility in time charter rates is lower for longer term time charters as opposed to shorter term time charters.

Off-hire

Under a time charter, when the vessel is “off-hire,” or not available for service, the charterer generally is not required to pay the charter hire rate, and we will be responsible for all costs, including the cost of fuel bunkers unless the charterer is responsible for the circumstances giving rise to the lack of availability. A vessel generally will be deemed to be off-hire if there is an occurrence preventing the full working of the vessel due to, among other things:

•	operational deficiencies;

•	dry-docking for repairs, maintenance or inspection;

•	equipment breakdowns;

•	delays due to accidents;

•	crewing strikes, labor boycotts, certain vessel detentions or similar problems; or

•	our failure to maintain the vessel in compliance with its specifications and contractual standards or to man a vessel with the required crew.

Under time charters if a vessel is delayed, detained or arrested for over a specified number of consecutive days due to engine or essential gear breakdown, strikes, labor stoppages, boycotts or blockades, or is requisitioned, or other causes affecting the vessel’s schedule, other than grounding, collision or similar causes, we must charter a substitute vessel and we must pay any difference in hire cost of the charter for the duration of the substitution. The charterer may also have the right under these circumstances to terminate the charter.

Termination

We are generally entitled to suspend performance under the time charters covering our vessels if the customer defaults in its payment obligations. Under some of our time charters, either party may terminate the charter in the event of war in specified countries or in locations that would significantly disrupt the free trade of the vessel. Some of our time charters covering our vessels require us to return to the charterer, upon the loss of the vessel, all advances paid by the charterer but not earned by us.

Crewing

The Manager crews its vessels primarily with Ukrainian, Polish, Filipino and Romanian officers and Filipino and Ethiopian seamen. For these nationalities, officers and seamen are referred to the Manager by local crewing agencies. The crewing agencies handle each seaman’s training while the Manager handles their travel and payroll. The Manager requires that all of its officers and seamen have the qualifications and licenses required to comply with international regulations and shipping conventions.

In-House Inspections

Our Manager will carry out ship audits and inspections of the ships on a regular basis. The results of these inspections, which will be conducted both in port and underway, will result in reports containing recommendations for improvements to the overall condition of the vessel, maintenance, safety and crew welfare. Based in part on these evaluations, our Manager will create and implement a program of continual maintenance for our vessels and their systems.

Classification, Inspection and Maintenance

Every sea going vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in class,” signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes, on request, other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case or to the regulations of the country concerned. For maintenance of the class, regular and extraordinary surveys of hull, machinery (including the electrical plant) and any special equipment classed are required to be performed as follows:

Annual Surveys. For seagoing ships, annual surveys are conducted for the hull and the machinery (including the electrical plant) and, where applicable, for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

Intermediate Surveys. Extended annual surveys are referred to as intermediate surveys and typically are conducted two and a half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

Class Renewal Surveys. Class renewal surveys, also known as special surveys, are carried out for the ship’s hull, machinery (including the electrical plant), and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including audio-gauging, to determine the thickness of its steel structure. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a ship owner has the option of arranging with the classification society for the vessel’s integrated hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle.

Risk of Loss and Liability Insurance

The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, fire, contact with floating objects, property loss, cargo loss or damage, business interruption due to political circumstances in foreign countries, hostilities, and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA 90, which imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the U.S. exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the U.S. market. While we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates. Our current insurance includes the following:

Hull and Machinery and War Risk Insurance

We have marine hull and machinery and war risk insurance, which include coverage of the risk of actual or constructive total loss, for all of our owned vessels. Each of the owned vessels is covered up to at least fair market value, with a deductible of $0.1 million per containership for the hull and machinery insurance. We have also extended our war risk insurance to include war loss of hire for any loss of time to the vessel, including for physical repairs, caused by a warlike incident and piracy seizure for up to 270 days of detention / loss of time. There are no deductibles for the war risk insurance or the war loss of hire cover.

We have arranged, as necessary, increased value insurance for our vessels. With the increased value insurance, in case of total loss of the vessel, we will be able to recover the sum insured under the increased value policy in addition to the sum insured under the hull and machinery policy. Increased value insurance also covers excess liabilities that are not recoverable in full by the hull and machinery policies by reason of underinsurance. We do not expect to maintain loss of hire insurance for our vessels. Loss of hire insurance covers business interruptions that result in the loss of use of a vessel.

Protection and Indemnity Insurance

Protection and indemnity insurance is expected to be provided by mutual protection and indemnity associations (“P&I Associations”), who indemnify members in respect of discharging their tortious, contractual or statutory third-party legal liabilities arising from the operation of an entered ship. Such liabilities include but are not limited to third-party liability and other related expenses from injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations and always provided in accordance with the applicable associations’ rules and members’ agreed terms and conditions.

Our fleet is currently entered for protection and indemnity insurance with International Group associations where, in line with all International Group Clubs, coverage for oil pollution is limited to $1.0 billion per event. The 13 P&I Associations that comprise the International Group insure approximately 95% of the world’s commercial tonnage and have entered into a pooling agreement to collectively reinsure each association’s liabilities. Each vessel that we acquire will be entered with P&I Associations of the International Group. Under the International Group reinsurance program for the current policy year, each P&I club in the International Group is responsible for the first $10.0 million of every claim. In every claim the amount in excess of $10.0 million and up to $80.0 million is shared by the clubs under the pooling agreement. Any claim in excess of $80.0 million is reinsured by the International Group in the international reinsurance market under the General Excess of Loss Reinsurance Contract. This policy currently provides an additional $2.0 billion of coverage for non-oil pollution claims. Further to this, an additional reinsurance layer has been placed by the International Group for claims up to $1.0 billion in excess of $2.08 billion, or $3.08 billion in total. For passengers and crew claims, the overall limit is $3.0 billion for any one event on any one vessel with a sub-limit of $2.0 billion for passengers. With the exception of pollution, passenger or crew claims, should any other P&I claim exceed Group reinsurance limits, the provisions of all International Group Club’s overspill claim rules will operate and members of any International Group Club will be liable for additional contributions in accordance with such rules. To date, there has never been an overspill claim, or one even nearing this level.

As a member of the P&I Associations that are members of the International Group, we will be subject to calls payable to the associations based on our individual fleet record, the associations’ overall its claim records as well as the claim records of all other members of the individual associations, and members of the pool of P&I

Associations comprising the International Group. The P&I Associations’ policy year commences on February 20th. Calls are levied by means of Estimated Total Premiums (“ETP”) and the amount of the final installment of the ETP varies according to the actual total premium ultimately required by the club for a particular policy year. Members have a liability to pay supplementary calls which might be levied by the board of directors of the club if the ETP is insufficient to cover amounts paid out by the club. Should a member leave or entry cease with any of the associations, at the club’s manager’s discretion, they may be also be liable to pay release calls or provide adequate security for the same amount. Such calls are levied in respect of potential outstanding Club/Member liabilities on open policy years and include but are not limited to liabilities for deferred calls and supplementary calls.

Uninsured Risks

Not all risks are insured and not all risks are insurable. The principal insurable risks which nonetheless remain uninsured across our businesses are “loss of hire”, “strikes,” except in cases of loss of hire due to war or a piracy event, “defense,” and “credit risk. Specifically, we do not insure these risks because the costs are regarded as disproportionate. These insurances provide, subject to a deductible, a limited indemnity for hire that would not be receivable by the shipowner for reasons set forth in the policy. Should a vessel on time charter, where the vessel is paid a fixed hire day by day, suffer a serious mechanical breakdown, the daily hire will no longer be payable by the charterer. The purpose of the loss of hire insurance is to secure the loss of hire during such periods. In the case of strikes insurance, if a vessel is being paid a fixed sum to perform a voyage and the ship becomes strike bound at a loading or discharging port, the insurance covers the loss of earnings during such periods. However, in some cases when a vessel is transiting high risk war and/or piracy areas, we arrange war loss of hire insurance to cover up to 270 days of detention/loss of time. When our charterers engage in legally permitted trading in locations which may still be subject to sanctions or boycott, such as Iran, Syria and Sudan, our insurers may be contractually or by operation of law prohibited from honoring our insurance contract for such trading, which could result in reduced insurance coverage for losses incurred by the related vessels. However, no vessels in our fleet have called on ports in sanctioned countries or countries designated as state sponsors of terrorism by the U.S. State Department, including Iran, Syria, or Sudan. Furthermore, our insurers and we may be prohibited from posting or otherwise be unable to post security in respect of any incident in such locations, resulting in the loss of use of the relevant vessel and negative publicity for our Company which could negatively impact our business, results of operations, cash flows and share price.

There are no deductibles for the war loss of hire cover. We maintain strike insurance for our port terminal operations.

Even if our insurance coverage is adequate to cover our losses, if we suffer a loss of a containership, we may not be able to obtain a timely replacement for any lost containership. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. For example, more stringent environmental regulations have led to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage. A catastrophic oil spill or marine disaster could exceed our insurance coverage, which could have a material adverse effect on our business, results of operations and financial condition and our ability to make distributions to our unit holders and repurchases of common units. Any uninsured or underinsured loss could harm our business and financial condition. In addition, the insurance may be voidable by the insurers as a result of certain actions, such as vessels failing to maintain required certification.

Permits and Authorizations

We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, financial assurances and certificates with respect to our containerships. The kinds of permits, licenses, financial assurances and certificates required will depend upon several factors, including the commodity transported, the waters in which the vessel operates, the nationality of the vessel’s crew and the type and age of the vessel. We have obtained all permits, licenses, financial assurances and certificates currently required to operate our vessels. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase the cost of doing business.

Environmental and Other Regulations

Government regulation affects the ownership and operation of our vessels in a significant manner. We are subject to international conventions and national, port state and local laws and regulations applicable to international waters and/or territorial waters of the countries in which our vessels may operate or are registered, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and the management of other contamination, air emissions, and grey water and ballast water discharges. These laws and regulations include OPA 90, CERCLA, the U.S. Clean Water Act (the “CWA”), the U.S. Clean Air Act (the “CAA”) and regulations adopted by the IMO, including MARPOL, and the International Convention for Safety of Life at Sea (“SOLAS”), as well as regulations enacted by the European Union and other international, national and local regulatory bodies. Compliance with these laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.

A variety of governmental and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities, Port State Control (such as the U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry) and charterers. Certain of these entities require us to obtain permits, licenses, financial assurances and certificates for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend the operation of one or more of our vessels in one or more ports.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements for all vessels and may accelerate the scrapping of older vessels throughout the container shipping industry. Increasing environmental concerns have created a demand for vessels that conform to the strictest environmental standards. We will be required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international regulations. Our managers and our vessels are certified in accordance with ISO 9001-2008 and ISO 14001-2004 relating to quality management and environmental standards.

Our containerships are subject to standards imposed by the IMO, the United Nations’ agency for maritime safety and the prevention of pollution by ships. The IMO has adopted regulations that are designed to reduce pollution in international waters, both from accidents and from routine operations, and has negotiated international conventions that impose liability for oil pollution in international waters and a signatory’s territorial waters. For example, Annex III of MARPOL regulates the transportation of marine pollutants and imposes standards on packing, marking, labeling, documentation, stowage, quantity limitations and pollution prevention. These requirements have been expanded by the International Maritime Dangerous Goods Code, which imposes additional standards for all aspects of the transportation of dangerous goods and marine pollutants by sea. In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Annex VI, which became effective on May 19, 2005, sets limits on sulfur oxide and nitrogen oxide emissions from vessel exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. In October 2008, the Marine Environment Protection Committee (the “MEPC”) of the IMO adopted amendments to Annex VI regarding particulate matter, nitrogen oxide and sulfur oxide emission standards that entered into force on July 1, 2010. The new standards seek to reduce air pollution from vessels by, among other things, establishing a series of progressive requirements to further limit the sulfur content of fuel oil that will be phased in through 2020 and by establishing new tiers of nitrogen oxide emission standards for new marine diesel engines, depending on their date of installation. Additionally, more stringent emission standards apply in the coastal areas designated ECAs. Thus far, ECAs have been formally adopted for the Baltic Sea area (limits SOx emissions only); the North Sea area including the English Channel (limiting SOx emissions only) and the North American ECA (which came into effect on August 1, 2012 limiting SOx, NOx and particulate matter emissions). In October 2016, the IMO approved the designation of the North Sea and the Baltic Sea as ECAs for NOx under Annex VI, which would take effect in January 2021. The U.S. Caribbean Sea ECA entered into force on January 1, 2013 and has been effective since January 1, 2014, limiting SOx, NOx and particulate matter emissions. In January 2015, the limit for fuel oil sulfur levels fell to 0.10% m/m in ECAs established to limit SOx and particulate matter emissions.

After considering the issue for many years, the IMO announced on October 27, 2016 that it was proceeding with a requirement for 0.5% m/m sulfur content in marine fuel (down from current levels of 3.5%) outside the ECAs starting on January 1, 2020. Under Annex VI, the 2020 date was subject to review as to the availability of the required fuel oil. Annex VI required the fuel availability review to be completed by 2018 but was ultimately completed in 2016. In April 2018, the IMO’s MEPC further prohibited the carriage of non-compliant fuel after 2020, unless a ship is fitted with an equivalent arrangement to reduce emissions, such as a scrubber. Therefore, by 2020, ships will be required to remove sulfur from emissions through the use of emission control equipment, or purchase marine fuel with 0.5% sulfur content, which may see increased demand and higher prices due to supply constraints. Installing pollution control equipment or using lower sulfur fuel could result in significantly increased costs to our company. Similarly MARPOL Annex VI requires Tier III standards for NOx emissions to be applied to ships constructed and engines installed in ships operating in NOx ECAs from January 1, 2016. Certain jurisdictions have adopted more stringent requirements. For instance, California has also adopted more stringent low sulfur fuel requirements within California-regulated waters.

All our existing containerships are generally compliant with current Annex VI requirements. However, in the future, compliance with new emissions standards could require modifications to vessels, such as the installation of control equipment, or the use of more expensive fuel. While it is unclear how the new emissions standard will affect the employment of our vessels, over time it is possible that ships not retrofitted to comply with new standards may become less competitive.

In 2001, the IMO adopted the Bunker Convention, which imposes strict liability on vessel owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention also requires registered owners of vessels over 1,000 gross tons to maintain insurance in specified amounts to cover liability for bunker fuel pollution damage. The Bunker Convention became effective in contracting states on November 21, 2008. In non-contracting states, liability for such bunker oil pollution typically is determined by the national or other domestic laws in the jurisdiction where the spillage occurs. The Bunker Convention also provides vessel owners a right to limit their liability, depending on the applicable national or international regime. The 1976 Convention is the most widely applicable international regime limiting maritime pollution liability. Rights to limit liability under the 1976 Convention are forfeited where a spill is caused by a ship owner’s intentional or reckless conduct. Certain jurisdictions have ratified the IMO’s Protocol of 1996 to the 1976 Convention (the “Protocol of 1996”). The Protocol of 1996 provides for substantially higher liability limits in those jurisdictions. Each of our containerships has been issued a certificate attesting that insurance is in force in accordance with the Bunker Convention.

In 2004, the IMO adopted the BWM Convention. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention stipulated that it would not enter into force until 12 months after it had been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. With Finland’s accession to the Agreement on September 8, 2016, the 35% threshold was reached, and the BWM convention entered into force on September 8, 2017. Thereafter, on October 19, 2016, Panama acceded to the BWM convention, adding its 18.02% of world gross tonnage. As of February 7, 2017, the BWM Convention had 54 contracting states for 53.30% of world gross tonnage. Although new ships constructed after September 8, 2017 must comply on delivery with the BWM Convention, implementation of the BWM Convention has been delayed for existing vessels (constructed prior to September 8, 2017) for a further two years. For such existing vessels, installation of ballast water management systems must take place at the first renewal survey following September 8, 2017 (the date the BWM Convention entered into force). The BWM Convention requires ships to manage ballast water in a manner that removes, renders harmless or avoids the update or discharge of aquatic organisms and pathogens within ballast water and sediment. Recently updated Ballast Water and Sediment Management Plan guidance includes more robust testing and performance specifications. The entry of the BWM Convention and revised guidance, as well as similar ballast water treatment requirements in certain jurisdictions (such as the United States and states within the United States), will likely result in substantial compliance costs relating to the installation of equipment on our vessels to treat ballast water before it is discharged and other additional ballast water management and reporting requirements.

The operation of our vessels is also affected by the requirements set forth in the IMO’s Management Code for the Safe Operation of Ships and Pollution Prevention (the “ISM Code”). The ISM Code requires vessel owners, bareboat charterers and management companies to develop and maintain an extensive SMS that includes the adoption of a safety and environmental protection policy, sets forth instructions and procedures for safe operation and describes procedures for dealing with emergencies. The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate from the government of the vessel’s flag state. The certificate verifies that the vessel operates in compliance with its approved SMS. Noncompliance by a vessel owner, manager or bareboat charterer with the ISM Code may subject such party to withdrawal of the permit to operate or manage the vessels, increased liability, invalidate existing insurance or decrease available insurance coverage for the affected vessels and result in a denial of access to, or detention in, certain ports. Our Manager and each of our containerships is ISM Code-certified.

United States Requirements

OPA 90 established an extensive regulatory and liability regime for the protection of the environment from oil spills and cleanup of oil spills. OPA 90 applies to discharges of any oil from a vessel, including discharges of fuel and lubricants. OPA 90 affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in U.S. waters, which include the United States’ territorial sea and its two hundred nautical mile exclusive economic zone. While we do not carry oil as cargo, we do carry fuel in our containerships, making them subject to the requirements of OPA 90.

Under OPA 90, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the discharge of pollutants results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges, of pollutants from their vessels, including bunkers. OPA 90 defines these other damages broadly to include:

•	natural resource damages and the costs of assessment thereof;

•	real and personal property damage;

•	net loss of taxes, royalties, rents, fees and other lost revenues;

•	lost profits or impairment of earning capacity due to property or natural resource damages; and

•	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

OPA 90 preserves the right to recover damages under other existing laws, including maritime tort law.

Effective March 16, 2016, the U.S. Coast Guard adjusted the limits of OPA 90 liability to the greater of $1,100 per gross ton or $939,800 per incident for non-tank vessels, which is subject to potential adjustment every three years. These limits of liability do not apply if an incident was directly caused by violation of applicable U.S. safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities. As a result of the oil spill in the Gulf of Mexico resulting from the explosion of the Deepwater Horizon drilling rig (which was owned and operated by third parties not affiliated with us), bills have been introduced in both houses of the U.S. Congress to increase the limits of OPA 90 liability for all vessels, including non-tank vessels. Such legislation has not yet become adopted; however, similar legislation may be introduced in the future.

CERCLA applies to spills or releases of hazardous substances other than petroleum or petroleum products whether on land or at sea. CERCLA, as well as certain state laws that may also apply to petroleum or petroleum products, imposes joint and several liability, without regard to fault, on the owner or operator of a vessel, vehicle or facility from which there has been a release, along with other specified parties. Costs recoverable under CERCLA include cleanup and removal costs, natural resource damages and governmental oversight costs. Liability under CERCLA is generally limited to the greater of $300 per gross ton or $5.0 million for vessels carrying any hazardous substances, such as cargo or residue, or $0.5 million for any other vessel, per release of or incident involving hazardous substances. These limits of liability do not apply if the incident is caused by gross negligence, willful misconduct or a violation of certain regulations, in which case liability is unlimited.

All owners and operators of vessels over 300 gross tons are required to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under OPA 90 and CERCLA. Under the U.S. Coast Guard regulations, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, guarantee, letter of credit or self-insurance. An owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum liability under OPA 90 and CERCLA. Under the self-insurance provisions, the vessel owner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility.

The U.S. Coast Guard’s regulations concerning certificates of financial responsibility provide, in accordance with OPA 90, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility. In the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided certificates of financial responsibility under pre-OPA 90 laws, including the major P&I Associations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses. This requirement may have the effect of limiting the availability of the type of vessel coverage required by the U.S. Coast Guard and could increase our costs of obtaining this insurance for our fleet, as well as the costs of our competitors that also require such coverage.

OPA 90 specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. For example, California regulations prohibit the discharge of oil, require an oil contingency plan be filed with the state, require that the ship owner contract with an oil response organization and require a valid certificate of financial responsibility, all prior to the vessel entering state waters. In some cases, states which have enacted such legislation have not yet issued implementing regulations defining vessels owners’ responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call.

We will maintain, for each of our containerships, oil pollution liability coverage insurance in the amount of $1.0 billion per vessel per incident. In addition, we carry hull and machinery and protection and indemnity insurance to cover the risks of fire and explosion. Although our containerships will only carry bunker fuel, a spill of oil from one of our vessels could be catastrophic under certain circumstances. Losses as a result of fire or explosion could also be catastrophic under some conditions. While we believe that our present insurance coverage is adequate, not all risks can be insured, and if the damages from a catastrophic spill exceeded our insurance coverage, the payment of those damages could have an adverse effect on our business or the results of our operations.

Title VII of the Coast Guard and Maritime Transportation Act of 2004 (the “CGMTA”) amended OPA 90 to require the owner or operator of any non-tank vessel of 400 gross tons or more that carries oil of any kind as a fuel for main propulsion, including bunker fuel, to prepare and submit a response plan for each vessel. These vessel response plans include detailed information on actions to be taken by vessel personnel to prevent or mitigate any discharge or substantial threat of such a discharge of oil from the vessel due to operational activities or casualties. Where required, each of our containerships has an approved response plan.

The CWA prohibits the discharge of oil or hazardous substances in navigable waters and imposes liability in the form of penalties for any unauthorized discharges. It also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under the more recently enacted OPA 90 and CERCLA, discussed above. The U.S. Environmental Protection Agency (the “EPA”) regulates the discharge of ballast water and other substances under the CWA. Effective February 6, 2009, EPA regulations require vessels 79 feet in length or longer (other than commercial fishing vessels) to obtain coverage under a Vessel General Permit (“VGP”) authorizing discharges of ballast waters and other wastewaters incidental to the operation of vessels when operating within the three-mile territorial waters or inland waters of the United States. The VGP requires vessel owners and operators to comply with a range of best management practices and reporting and other requirements for a number of incidental discharge types. On March 28, 2013 the EPA adopted the 2013 VGP which took effect on December 19, 2013. The 2013 VGP is valid for five years and expires at the end of 2018. The VGP imposes a numeric standard to control the release of non-indigenous invasive species in ballast water discharges. On October 5, 2015, the United States Court of Appeals for the Second Circuit found the EPA was arbitrary and capricious in issuing the ballast water provisions of the VGP, finding that the EPA failed to adequately explain why stricter technology-based effluent standards should not be applied. The court instructed EPA to reconsider these issues but held the 2013 VGP remains in effect until the EPA addresses the issues. If the EPA establishes more stringent numeric standards for ballast water discharges, we may incur costs to modify our vessels to comply with new standards. In addition, through the CWA certification provisions that allow U.S. states to place additional conditions on use of the VGP within state waters, a number of states have proposed or implemented a variety of stricter ballast water requirements including, in some states, specific treatment standards. We have obtained coverage under the VGP for all of our containerships that operate in U.S. waters. Because the VGP expires at the end of this year, there may be new U.S. federal and state requirements that could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.

The U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters. As of June 21, 2012, the U.S. Coast Guard adopted revised ballast water management regulations that established standards for allowable concentrations of living organisms in ballast water discharged from ships in U.S. waters. The U.S. Coast Guard must approve any technology before it is placed on a vessel, but to date has approved only a handful of technologies necessary for vessels to meet the foregoing standards.

Notwithstanding the foregoing, as of January 1, 2014, vessels are technically subject to the phasing-in of these standards. As a result, the U.S. Coast Guard in the past provided waivers to vessels which could not install the then unapproved ballast water treatment technology, but has begun to deny requests for waivers in light of its recent approval of a handful of technologies. In March 2018, the U.S. Coast Guard published guidance on the limited circumstances in which it would authorize extension of a ship’s compliance date and further indicated that extensions will generally not be granted for more than twelve months. The EPA, on the other hand, has taken a different approach to enforcing ballast discharge standards under the VGP. On December 27, 2013, the EPA issued an enforcement response policy in connection with the new VGP in which the EPA indicated that it would take into account the reasons why vessels do not have the requisite technology installed, but will not grant any waivers.

A number of bills relating to ballast water management have been introduced in the U.S. Congress, but it is difficult to predict which, if any, will be enacted. Several states, including Michigan and California, have adopted legislation or regulations relating to the permitting and management of ballast water discharges. California has extended its ballast water management program to the regulation of “hull fouling” organisms attached to vessels and adopted regulations limiting the number of organisms in ballast water discharges. Other states could adopt similar requirements that could increase the costs of operation in state waters.

The CAA requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to CAA vapor control and recovery standards (“VCSs”) for cleaning fuel tanks and conducting other operations in regulated port areas, and to CAA emissions standards for so-called “Category 3” marine diesel engines operating in U.S. waters. In April 2010, EPA adopted regulations implementing the provision of MARPOL Annex VI regarding emissions from Category 3 marine diesel engines. Under these regulations, both U.S. and foreign-flagged ships must comply with the applicable engine and fuel standards of Annex VI, including the stricter North America ECA standards which took effect in August 2012, when they enter U.S. ports or operate in most internal U.S. waters, including the Great Lakes.

Also under the CAA, since 1990 the U.S. Coast Guard has regulated the safety of VCSs that are required under EPA and state rules. Our vessels operating in regulated port areas have installed VCSs that are compliant with EPA, state and U.S. Coast Guard requirements. On July 16, 2013, the U.S. Coast Guard adopted regulations that made its VCS requirements more compatible with new EPA and state regulations, reflected changes in VCS technology, and codified existing U.S. Coast Guard guidelines. We may incur costs in complying with all applicable state and U.S. federal regulations in the U.S. ports where our vessels call.

European Union Requirements

European Union regulations in the maritime sector are in general based on international law. However, since the Erika incident in 1999, the European Union has become increasingly active in the field of regulation of maritime safety and protection of the environment. The European Union has adopted legislation that (1) requires member states to refuse access to their ports to certain sub-standard vessels, according to vessel type, flag and number of previous detentions, (2) obliges member states to inspect at least 25% of vessels using their ports annually and provides for increased surveillance of vessels posing a high risk to maritime safety or the marine environment, (3) provides the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies, and (4) requires member states to impose criminal sanctions for certain pollution events, such as the unauthorized discharge of tank washings. It has also considered legislation that could affect the operation of vessels and the liability of owners for oil pollution.

Notably, in 2005 the European Union adopted a directive, as amended in 2009, on ship-source pollution, imposing criminal sanctions for pollution not only where pollution is caused by intent or recklessness (which would be an offence under MARPOL), but also where it is caused by “serious negligence.” The concept of “serious negligence” may be interpreted in practice to be little more than ordinary negligence. The European Union has also recently adopted a regulation that seeks to facilitate the ratification of the IMO Recycling Convention and sets forth rules relating to vessel recycling and management of hazardous materials on vessels. The new regulation contains requirements for the recycling of vessels at approved recycling facilities that must meet certain requirements, so as to minimize the adverse effects of recycling on human health and the environment. The new regulation also contains rules for the control and proper management of hazardous materials on vessels and prohibits or restricts the installation or use of certain hazardous materials on vessels. The new regulation applies to vessels flying the flag of a member state and certain of its provisions apply to vessels flying the flag of a third country calling at a port or anchorage of a member state. For example, when calling at a port or anchorage of a member state, a vessel flying the flag of a third country will be required, among other things, to have on board an inventory of hazardous materials that complies with the requirements of the new regulation and the vessel must be able to submit to the relevant authorities of that member state a copy of a statement of compliance issued by the relevant authorities of the country of the vessel’s flag verifying the inventory. The new regulation is to apply no later than December 31, 2018, although certain of its provisions are to apply at different stages, with certain of them applicable from December 31, 2020. Pursuant to this regulation, the EU Commission has recently published the first version of a European List of approved ship recycling facilities meeting the requirements of the regulation, as well as four further implementing decisions dealing with certification and other administrative requirements set out in the regulation.

Other Regional Requirements

The environmental protection regimes in certain other countries, such as Canada, resemble those of the United States. To the extent we operate in the territorial waters of such countries or enter their ports, our containerships would typically be subject to the requirements and liabilities imposed in such countries. Other regions of the world also have the ability to adopt requirements or regulations that may impose additional obligations on our containerships and may entail significant expenditures on our part and may increase the costs of our operations. These requirements, however, would apply to the industry operating in those regions as a whole and would also affect our competitors. However, it is difficult to predict what legislation, if any, may be promulgated by the United States, the European Union or any other country or authority.

Climate Control Initiatives

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change (the “Kyoto Protocol”) entered into force. Although the Kyoto Protocol requires adopting countries to implement programs to reduce emissions of greenhouse gases, emissions from international shipping are not subject to the Kyoto Protocol. International or multi-national bodies or individual countries may adopt their own climate change regulatory initiatives that include restrictions on shipping emissions in the future, however.

The Paris Agreement, which was adopted in 2015 by a large number of countries and entered into force on November 4, 2016, deals with greenhouse gas emission reduction measures and targets from 2020 to limit the global average temperature increase to well below 2° Celsius above pre-industrial levels. Although regulation of greenhouse gas emissions in the shipping industry was discussed during the 2015 UN Climate Change Conference in Paris, the Paris Agreement did not expressly reference the shipping industry. Following the Paris Agreement, the IMO announced it would continue its efforts on this issue at the MEPC, and at its 70th session, the MEPC approved a Roadmap for developing a comprehensive greenhouse gas emissions reduction strategy for ships, which includes the goal of adopting an initial strategy and emission reduction commitments in 2018, with a goal of adopting a revised strategy in 2023 to include short-, mid- and long-term reduction measures and schedules for implementation. In April 2018, the IMO’s MEPC adopted an initial strategy to reduce greenhouse gas emissions from shipping by at least 50% by 2050 compared to 2008 levels, while pursuing efforts towards phasing them out entirely, as a pathway towards greenhouse gas emissions reduction consistent with the Paris Agreement’s temperature goals.

The European Union, Canada, the United States and other individual countries, states and provinces also have or are evaluating various measures to reduce greenhouse gas emissions from international shipping, which may include some combination of market-based instruments, a carbon tax or other mandatory reduction measures. The European Union recently adopted Regulation (EU) 2015/757 concerning the monitoring, reporting and verification of carbon dioxide emissions from vessels (the “MRV Regulation”) which entered into force on

July 1, 2015 (as amended by Regulation (EU) 2016/2071). The MRV Regulation applies to all vessels over 5,000 gross tonnage (except for a few types, including, but not limited to, warships and fish-catching or fish-processing vessels), irrespective of flag, in respect of carbon dioxide emissions released during voyages within the European Union as well as voyages coming into and going out of the European Union. The first reporting period commenced on January 1, 2018. The monitoring, reporting and verification system adopted by the MRV Regulation may be the precursor to a market-based mechanism to be adopted in the future.

Further, in February 2017, European Union member states met to consider independently regulating the shipping industry under the ETS. On February 15, 2017, European Parliament voted in favor of a bill to include maritime shipping in the ETS by 2023 if the IMO has not promulgated a comparable system by 2021. In November 2017, the Council of Ministers, the European Union’s main decision making body, agreed that the European Union should act on shipping emissions by 2023 if the IMO fails to deliver effective global measures. Last year, IMO’s urgent call to action to bring about shipping greenhouse gas emissions reductions before 2023 was met with industry push-back in many countries. Depending on how fast IMO and the European Union move on this issue, the ETS may result in additional compliance costs for our vessels.

Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, Canada, the United States or other individual jurisdictions where we operate, that restrict emissions of greenhouse gases from vessels, could require us to make significant capital expenditures and may materially increase our operating costs.

Vessel Security Regulations

A number of initiatives have been introduced in recent years intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002 (the “MTSA”) was signed into law. To implement certain portions of the MTSA, the U.S. Coast Guard issued regulations in July 2003 requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. This new chapter came into effect in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security Code (the “ISPS Code”). Among the various requirements are:

•	on-board installation of automatic information systems to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid “International Ship Security Certificate” that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures required by the IMO, SOLAS and the ISPS Code and have approved ISPS certificates and plans certified by the applicable flag state on board all our containerships.

Legal Proceedings

We have not been involved in any legal proceedings that we believe may have a significant effect on our business, financial position, results of operations or liquidity, and we are not aware of any proceedings that are pending or threatened that may have a material effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally property damage and personal injury claims. We expect that these claims would be covered by insurance, subject to customary deductibles. However, those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Properties

Our office and principal place of business is located at 7 Avenue de Grande Bretagne, Office 11B2, Monte Carlo, MC 98000 Monaco. We believe that our office facilities are suitable and adequate for our business as it is presently conducted.

Exchange Controls

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common units.

Taxation of the Partnership

Marshall Islands

Because we and our subsidiaries are non-resident entities and do not and will not conduct business or operations in the Republic of the Marshall Islands, neither we nor our subsidiaries will be subject to income, capital gains, profits or other taxation under current Marshall Islands law, and we do not expect this to change in the future. As a result, distributions we receive from the operating subsidiaries are not expected to be subject to Marshall Islands taxation.

United States Taxation

The following is a discussion of the material U.S. federal income tax considerations applicable to us. This discussion is based upon provisions of the Code, Treasury Regulations thereunder, and administrative rulings and court decisions, all as in effect as of the date of this prospectus and all of which are subject to change or differing interpretation, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. The following discussion is for general information purposes only and does not address any U.S. state or local tax considerations and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations applicable to us.

Conversion to a Limited Partnership; Election to be Treated as a Corporation. As discussed under “Prospectus Summary—Organizational Structure,” we were previously a private corporation incorporated under the laws of the Marshall Islands, Navios Maritime Containers Inc., and we converted into a limited partnership organized under the laws of the Marshall Islands, Navios Maritime Containers L.P. Navios Maritime Containers L.P. will file an election to be treated as a corporation for U.S. federal income tax purposes, which election will specify an effective date that is the date of the conversion. As a result, we will be subject to U.S. federal income tax on our income to the extent it is from U.S. sources or is effectively connected with the conduct of a trade or business in the United States as discussed below. Unless the context otherwise requires, references in the discussion below to “we,” “our” or “us” are references to Navios Maritime Containers L.P. and any subsidiaries included in its consolidated financial statements.

Taxation of Operating Income. Under the Code, income derived from, or in connection with, the use (or hiring or leasing for use) of a vessel, or the performance of services directly related to the use of a vessel, is treated as “Transportation Income.” Transportation Income that is attributable to transportation that either begins or ends, but that does not both begin and end, in the United States is considered to be 50.0% derived from sources within the United States (“U.S. Source International Transportation Income”). Transportation Income

attributable to transportation that both begins and ends in the United States is considered to be 100.0% derived from sources within the United States (“U.S. Source Domestic Transportation Income”). Transportation Income that is attributable to transportation exclusively between non-U.S. destinations is considered to be 100.0% derived from sources outside the United States. Transportation Income derived from sources outside the United States generally is not subject to U.S. federal income tax.

We expect that substantially all of our gross income will be attributable to the ownership and operation of containerships and, accordingly, that substantially all of our gross income will constitute Transportation Income. Based on our current plans and expectations regarding our organization and operations, we do not expect to earn U.S. Source Domestic Transportation Income. However, certain of our activities could give rise to U.S. Source International Transportation Income, and future expansion of our operations could result in an increase in the amount thereof, which generally would be subject to U.S. federal income taxation, unless the exemption from U.S. federal income taxation under Section 883 of the Code (the “Section 883 Exemption”) applied.

The Section 883 Exemption. In general, the Section 883 Exemption provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations thereunder (the “Section 883 Regulations”), it will not be subject to the net basis and branch profit taxes or the 4.0% gross basis tax described below on its U.S. Source International Transportation Income. The Section 883 Exemption applies only to U.S. Source International Transportation Income and does not apply to U.S. Source Domestic Transportation Income.

We qualify for the Section 883 Exemption if, among other matters, we meet the following three requirements:

•

We are organized in a jurisdiction outside the United States that grants an equivalent exemption from tax to corporations organized in the United States with respect to the types of U.S. Source International Transportation Income that we earn (an “Equivalent Exemption”);

•	We satisfy the Publicly Traded Test (as described below) or the Qualified Shareholder Stock Ownership Test (as described below); and

•	We meet certain substantiation, reporting and other requirements.

We are organized under the laws of the Republic of the Marshall Islands. The U.S. Treasury Department has recognized the Republic of the Marshall Islands as a jurisdiction that grants an Equivalent Exemption with respect to the type of income that we have earned and are expected to earn. Consequently, our U.S. Source International Transportation Income will be exempt from U.S. federal income taxation provided we meet the Publicly Traded Test or the Qualified Shareholder Stock Ownership Test and we satisfy certain substantiation, reporting and other requirements.

In order to meet the Publicly Traded Test, the equity interests in the non-U.S. corporation at issue must be “primarily traded” and “regularly traded” on an established securities market either in the United States or in a jurisdiction outside the United States that grants an Equivalent Exemption. The Section 883 Regulations generally provide, in pertinent part, that equity of a non-U.S. corporation will be considered to be “primarily traded” on one or more established securities markets in a given country if, with respect to the class or classes of equity relied upon to meet the “regularly traded” requirement described below, the number of units of each such class that are traded during any taxable year on all established securities markets in that country exceeds the number of units in each such class that are traded during that year on established securities markets in any other single country. Our common units will only be traded on the Nasdaq Global Select Market, which is considered to be an established securities market for purposes of these rules. Because our common units will only be traded on the Nasdaq Global Select Market, our common units will be “primarily traded” on an established securities market for purposes of the Publicly Traded Test.

Equity interests in a non-U.S. corporation will be considered to be “regularly traded” on an established securities market under the Section 883 Regulations provided one or more classes of such equity interests representing more than 50.0% of the aggregate vote and value of all of the outstanding equity interests in the non-U.S. corporation satisfy certain listing and trading volume requirements. These requirements are satisfied with respect to a class of equity interests listed on an established securities market, provided that trades in such class are effected, other than in de minimis quantities, on such market on at least 60 days during the taxable year and the aggregate number of units in such class that are traded on such market or markets during the taxable year are at least 10.0% of the average number of units outstanding in that class during the taxable year (with special rules for short taxable years). In addition, a class of equity interests traded on an established securities market in the United States will be considered to satisfy the listing and trading volume requirements if the equity interests in such class are “regularly quoted by dealers making a market” in such class (within the meaning of the Section 883 Regulations). We intend to take the position that our common units will represent more than 50.0% of the total combined voting power of all classes of our equity interests entitled to vote, although there is no legal authority that specifically contemplates an organizational structure such as ours and, consequently, this conclusion is not free from doubt. Accordingly, provided that our common units (i) represent more than 50.0% of the total value of all of our outstanding equity interests, (ii) satisfy the listing and trading volume requirements described above and (iii) are not subject to the Closely Held Block Exception described below, we intend to take the position that our common units will be considered to be “regularly traded” on an established securities market.

Notwithstanding these rules, a class of equity that would otherwise be treated as “regularly traded” on an established securities market will not be so treated if, for more than half of the number of days during the taxable year, one or more “5.0% unit holders” (i.e., unit holders owning, actually or constructively, at least 5.0% of the vote and value of that class) own in the aggregate 50.0% or more of the vote and value of that class (the “Closely Held Block Exception”), unless the corporation can establish that a sufficient proportion of such 5.0% unit holders are Qualified Shareholders (as defined below) so as to preclude other persons who are 5.0% unit holders from owning 50.0% or more of the value of that class for more than half the days during the taxable year.

We expect that our common units will not lose eligibility for the Section 883 Exemption as a result of the Closely Held Block Exception. In this regard, our partnership agreement provides that any person or group that beneficially owns more than 4.9% of any class of our units then outstanding (other than our general partner, its affiliates and persons who acquired units with the prior approval of our board of directors) generally will be treated as owning only 4.9% of such units for purposes of voting for directors, although there can be no assurance that this limitation will be effective to eliminate the possibility that we will have any 5.0% unit holders for purposes of the Closely Held Block Exception.

The expectations and beliefs described above are based upon legal authorities that do not expressly contemplate an organizational structure such as ours. In particular, although we intend to elect to be treated as a corporation for U.S. federal income tax purposes, we will be organized as a limited partnership under Marshall Islands law. Accordingly, while we expect that, assuming satisfaction of the factual requirements described above, our common units will be considered to be “regularly traded” on an established securities market and we will satisfy the requirements for the Section 883 Exemption, it is possible that the IRS would assert that our common units do not meet the “regularly traded” test. In addition, as described previously, our ability to satisfy the Publicly Traded Test depends upon factual matters that are subject to change. Should any of the factual requirements described above fail to be satisfied, we may not be able to satisfy the Publicly Traded Test. Furthermore, our board of directors could determine that it is in our best interests to take an action that would result in our not being able to satisfy the Publicly Traded Test in the future.

As an alternative to satisfying the Publicly Traded Test, we will be able to qualify for the Section 883 Exemption if we are able to satisfy the Qualified Shareholder Stock Ownership Test. The Qualified Shareholder Stock Ownership Test generally is satisfied if more than 50.0% of the value of the outstanding equity interests in the non-U.S. corporation is owned, or treated as owned after applying certain attribution rules, for at least half of the number of days in the taxable year by:

•	individual residents of jurisdictions that grant an Equivalent Exemption;

•	non-U.S. corporations organized in jurisdictions that grant an Equivalent Exemption and that meet the Publicly Traded Test; or

•	certain other qualified persons described in the Section 883 Regulations (collectively, “Qualified Shareholders”).

We currently do not expect to be able to satisfy the Qualified Shareholder Stock Ownership Test for any taxable year, because we do not expect that Qualified Shareholders will own more than 50.0% of the value of our outstanding equity interests for at least half of the number of days in such year and provide us with certain information that we need in order to claim the benefits of the Qualified Shareholder Stock Ownership Test.

Eligibility for the Section 883 Exemption is required to be determined separately with respect to any subsidiary that has not elected to be disregarded as separate from us for U.S. federal income tax purposes. However, because stock owned by a non-U.S. corporation meeting the Publicly Traded Test is treated as owned by a Qualified Shareholder for purposes of the Qualified Shareholder Stock Ownership Test, in the event that we are able to satisfy the Publicly Traded Test described above for a taxable year, we expect that any non-disregarded subsidiary that is included in our consolidated financial statements would satisfy the Qualified Shareholder Stock Ownership Test for such taxable year.

We cannot give any assurance that we will qualify for the Section 883 Exemption for any taxable year or that the IRS will not take a different position regarding our qualification for this exemption.

The Net Basis Tax and Branch Profits Tax. If we earn U.S. Source International Transportation Income and the Section 883 Exemption does not apply, the U.S. source portion of such income may be treated as effectively connected with the conduct of a trade or business in the United States (“Effectively Connected Income”) if we have a fixed place of business in the United States and substantially all of our U.S. Source International Transportation Income is attributable to regularly scheduled transportation or, in the case of bareboat charter income, is attributable to a fixed place of business in the United States. Based on our current operations, none of our potential U.S. Source International Transportation Income is attributable to regularly scheduled transportation or is received pursuant to bareboat charters. As a result, we do not anticipate that any of our U.S. Source International Transportation Income will be treated as Effectively Connected Income. However, there is no assurance that we will not earn income pursuant to regularly scheduled transportation or bareboat charters attributable to a fixed place of business in the United States in the future, which would result in such income being treated as Effectively Connected Income. In addition, any U.S. Source Domestic Transportation Income generally will be treated as Effectively Connected Income.

Any income we earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (currently imposed at a rate of 21.0%) as well as 30.0% branch profits tax imposed under Section 884 of the Code. In addition, a 30.0% branch interest tax could be imposed on certain interest paid or deemed paid by us.

On the sale of a vessel that has produced Effectively Connected Income, we could be subject to the net basis U.S. federal corporate income tax as well as branch profits tax with respect to the gain recognized up to the amount of certain prior deductions for depreciation that reduced Effectively Connected Income. Otherwise, we would not be subject to U.S. federal income tax with respect to gain realized on the sale of a vessel, provided the sale is considered to occur outside of the United States (as determined under U.S. tax principles) and the gain is not attributable to an office or other fixed place of business maintained by us in the United States under U.S. federal income tax principles.

The 4.0% Gross Basis Tax. If the Section 883 Exemption does not apply and the net basis tax does not apply, we would be subject to a 4.0% U.S. federal income tax on our U.S. Source International Transportation Income, without benefit of deductions.

Other Tax Jurisdictions

In accordance with the currently applicable Greek law, foreign flagged vessels, that are managed by Greek or foreign ship management companies having established an office in Greece, are subject to duties towards the Greek state which are calculated on the basis of the relevant vessels’ tonnage. The payment of said duties exhausts the tax liability of the foreign ship owning company and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel.

MANAGEMENT

Management of Navios Maritime Containers L.P.

Our partnership agreement provides that our general partner will oversee and direct our operations, management and policies on an exclusive basis other than certain powers delegated to, or shared with, our board of directors. The General Partner’s exclusive management authority includes, but is not limited to, the power to cause us to:

•

make any expenditures, lend or borrow money, and assume or guarantee indebtedness and other liabilities, including indebtedness that is convertible into partnership securities; and incur any other obligations;

•	make tax, regulatory and other filings;

•	acquire, dispose, mortgage, pledge, encumber, hypothecate or exchange any or all of our assets;

•	use our assets (including cash on hand) for any purpose consistent with the terms of the partnership agreement, including the financing of the conduct of our operations;

•	negotiate, execute and perform any contracts, conveyances or other instruments; and

•	form, or acquire an interest in, and contribute property and make loans to, any limited or general partnerships, joint ventures, corporations, limited liability companies or other relationships.

Our executive officers will manage our day-to-day activities consistent with the policies and procedures adopted by our general partner. Certain of our executive officers and/or directors also serve as executive officers and/or directors of Navios Holdings and its affiliates or to the Navios Group.

Prior to the conversion into a limited partnership, the size of our board of directors was five members and, at the time of our conversion into a limited partnership, the size of our board was increased to seven members. We currently have only six directors, all of whom were initially appointed by our general partner, as set forth under “—Directors and Senior Management” below. Following our first annual meeting of unit holders, our board of directors will continue to consist of seven members, three persons who will be appointed by our general partner in its sole discretion and four who will be elected by the common unit holders. The three directors holding seats filled by general partner appointment, currently Angeliki Frangou, Ted C. Petrone and Efstratios Desypris, will serve as directors for terms determined by our general partner. Directors elected by our common unit holders will be divided into three classes serving staggered three-year terms. At our annual meeting in 2019, our common unit holders will elect four directors. Two of the four directors elected by our common unit holders will be designated as a Class I elected director and will serve until our annual meeting of unit holders in 2020, another of the four directors will be designated as a Class II elected director and will serve until our annual meeting of unit holders in 2021 and the remaining elected director will be designated as a Class III elected director and will serve until our annual meeting of unit holders in 2022. At each subsequent annual meeting of unit holders, directors will be elected to succeed the class of directors whose terms have expired by a plurality of the votes of the common unit holders. Directors elected by our common unit holders will be nominated by the board of directors or by any limited partner or group of limited partners that holds at least 25% of the outstanding common units. The three directors appointed by our general partner will serve until their respective successors are duly appointed by the general partner or until the director’s earlier death, resignation or removal. A director appointed by our general partner may be removed from our board of directors at any time without cause only by our general partner and with cause by either our general partner, the vote of holders of a majority of all classes of equity interests in us voting as a single class or the majority vote of the other members of our board. A director elected by our common unit holders may be removed from our board of directors at any time without cause only by the majority vote of the other members of our board and with cause by the vote of holders of a majority of our outstanding common units or the majority vote of the other members of our board.

Each outstanding common unit is entitled to one vote on matters subject to a vote of common unit holders. If at any time, any person or group owns beneficially more than 4.9% of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted. The voting rights of any such unit holders in excess of 4.9% will effectively be redistributed pro rata among the other unit holders of the same class that are not subject to this voting limitation. Our general partner, its affiliates and persons who acquired units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors. This 4.9% limitation is intended to help preserve our ability to qualify for the benefits of Section 883 of the Code. For more information, please read “The Partnership Agreement—Voting Rights.”

The Nasdaq Global Select Market does not require a listed limited partnership or foreign private issuer like us to have a majority of independent directors on our board of directors or to establish a compensation committee or a nominating/corporate governance committee. Our board of directors consists of six members, three of whom meet the applicable independence standards of the Nasdaq Global Select Market. As described under “The Partnership Agreement—Board of Directors,” it is expected that our general partner will appoint one additional member to our board of directors after the listing on the Nasdaq Global Select Market.

Three independent members of our board of directors serve on a conflicts committee to review specific matters that the board believes may involve conflicts of interest. The initial members of our conflicts committee are Gareth Williams, Ifigeneia Tzavela and Konstantinos Maratos, who acts as Chairman. The conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to us. The members of the conflicts committee may not be officers or employees of our general partner or directors, officers or employees of its affiliates, and must meet the independence standards established by the Nasdaq Global Select Market to serve on an audit committee of a board of directors and certain other requirements. Any matters approved by the conflicts committee will be deemed to be fair and reasonable to us, approved by all of our partners, and not a breach by our directors, our general partner or its affiliates of any duties any of them may owe us or our unit holders. For additional information about the conflicts committee, please read “Conflicts of Interest and Fiduciary Duties—Conflicts of Interest.”

In addition, we have an audit committee of at least three directors who meet the independence criteria for audit committee members applicable to foreign private issuers, comprised of Gareth Williams, Ifigeneia Tzavela and Konstantinos Maratos, who acts as Chairman. Konstantinos Maratos qualifies as an “audit committee financial expert” for purposes of SEC rules and regulations. The audit committee, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities and procedures and the adequacy of our internal accounting controls.

Employees of the Manager, a subsidiary of Navios Holdings, provide assistance to us and our operating subsidiaries pursuant to the Management Agreement and the Administrative Services Agreement. See “Certain Relationships and Related Party Transactions—Agreements with the Navios Group—Management Agreement” and “Certain Relationships and Related Party Transactions—Agreements with the Navios Group—Administrative Services Agreement.”

Our Chief Executive Officer, Ms. Angeliki Frangou, allocates her time between managing our business and affairs and the business and affairs of the entities comprising the Navios Group. Ms. Frangou allocates her business time between our business and those other businesses depending on various circumstances and the respective needs of the businesses, such as their relative levels of strategic activities.

Our officers and the other individuals providing services to us or our subsidiaries may face a conflict regarding the allocation of their time between our business and the other business interests of the entities comprising the Navios Group. We expect our officers to devote as much time to the management of our business and affairs as is necessary for the proper conduct of our business and affairs.

We have no employees other than the executive officers listed in this prospectus.

Our general partner owes a fiduciary duty to our unit holders, subject to limitations described under “Conflicts of Interest and Fiduciary Duties.” Our general partner will be liable, as general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are expressly non-recourse to it. Our partnership agreement authorizes our general partner to negotiate agreements on behalf of the partnership, so that indebtedness or other obligations of the partnership are non-recourse to our general partner, even if obtaining that limitation results in terms that are less favorable to the partnership than would otherwise be the case.

Whenever our general partner makes a determination or takes or declines to take an action in its individual capacity rather than in its capacity as our general partner, it is entitled to make such determination or to take or decline to take such other action free of any fiduciary duty or obligation whatsoever to us or any limited partner, and is not required to act in good faith or pursuant to any other standard imposed by our partnership agreement or under the Marshall Islands Act or any other law. Specifically, our general partner will be considered to be acting in its individual capacity if it exercises its call right, pre-emptive rights or registration rights, consents or withholds consent to any merger or consolidation of the partnership, appoints any directors or votes for the appointment of any director, votes or refrains from voting on amendments to our partnership agreement that require a vote of the outstanding units, voluntarily withdraws from the partnership, transfers (to the extent permitted under our partnership agreement) or refrains from transferring its units, general partner interest or votes upon the dissolution of the partnership. Actions of our general partner, which are made in its individual capacity, will be made by Navios Holdings, as sole member of our general partner.

Directors and Senior Management

Set forth below are the names, ages and positions of our directors and executive officers. The business address of each of our directors and executive officers is 7 Avenue de Grande Bretagne, Office 11B2, Monte Carlo, Monaco.

Name	Age	Position
Angeliki Frangou	53	Chairman of the Board of Directors and Chief Executive Officer
Chris Christopoulos	40	Chief Financial Officer
George Achniotis	53	Executive Vice President—Business Development
Vasiliki Papaefthymiou	49	Secretary
Efstratios Desypris	45	Director
Konstantinos Maratos	46	Director
Ted C. Petrone	63	Director
Ifigeneia Tzavela	56	Director
Gareth Williams	58	Director

Angeliki Frangou has been our Chairman of the Board of Directors and Chief Executive Officer since our inception. Ms. Frangou has also been Chairman and Chief Executive Officer of Navios Holdings (NYSE: NM) since August 2005. In addition, Ms. Frangou has been the Chairman and Chief Executive Officer of Navios Partners (NYSE: NMM), an affiliated limited partnership, since August 2007, Chairman and Chief Executive Officer of Navios Acquisition (NYSE: NNA), an affiliated corporation, since March 2008 and Chairman and Chief Executive Officer of Navios Midstream (NYSE: NAP), an affiliated corporation, since March 2014. Ms. Frangou has been the Chairman of the Board of Directors of Navios South American Logistics Inc. since its inception in December 2007. Ms. Frangou is the Chairman of IRF European Finance Investments Ltd., listed on the SFM of the London Stock Exchange, and is also a Member of the Board of the United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited. Since 2015, she has also been a Board Member of the Union of Greek Shipowners, as well as on the Board of Trustees of Fairleigh Dickinson University. Since 2013, Ms. Frangou has been a Member of the Board of Visitors of the Columbia University School of Engineering and Applied Science. Ms. Frangou also acts as Vice Chairman of the China Classification Society Mediterranean Committee, and is a member of the International General Committee and of the Hellenic and Black Sea

Committee of Bureau Veritas, and is also a member of the Greek Committee of Nippon Kaiji Kyokai. Ms. Frangou received a bachelor’s degree in Mechanical Engineering, summa cum laude, from Fairleigh Dickinson University and a master’s degree in Mechanical Engineering from Columbia University.

Chris Christopoulos has been our Chief Financial Officer since our inception. Mr. Christopoulos has been Senior Vice President—Financial Business Development of Navios Corporation since joining the Navios Group in 2017. Mr. Christopoulos has over 15 years of experience in financial markets and shipping. Before joining us he was a Director in the investment banking division of Bank of America Merrill Lynch where he led the origination, structuring and execution of advisory and capital markets transactions for companies in the transportation sector. Previously he was part of the gaming, leisure and transportation investment banking team at Merrill Lynch, and the industrials investment banking team at CIBC World Markets which he joined in 2004. Mr. Christopoulos received a bachelor of arts degree in Economics from Yale University.

George Achniotis has been our Executive Vice President—Business Development since our inception. Mr. Achniotis is currently Chief Financial Officer of Navios Holdings and previously served as Senior Vice President—Business Development of Navios Holdings from August 2006 to April 2007. Before joining Navios Holdings, Mr. Achniotis was a partner at PricewaterhouseCoopers (“PwC”) in Greece, heading the Piraeus office and the firm’s shipping practice. He became a partner at PwC in 1999 when he set up and headed the firm’s internal audit services department from which all SOX implementation and consultation projects were performed. Mr. Achniotis is currently a Director and Executive Vice President—Business Development of Navios Partners, a New York Stock Exchange traded limited partnership, which is an affiliate of Navios Containers. He has more than 19 years’ experience in the accounting profession with work experience in England, Cyprus and Greece. Mr. Achniotis qualified as a Chartered Accountant in England and Wales in 1991, and holds a Bachelor’s degree in Civil Engineering from the University of Manchester.

Vasiliki Papaefthymiou has been our Secretary since our inception. She has been Executive Vice President—Legal and a member of Navios Holdings’ board of directors since its inception, and prior to that was a member of the board of directors of ISE. Ms. Papaefthymiou has also held various officer and director positions at Navios Acquisition, Navios Partners, Navios Midstream and Navios South American Logistics. Ms. Papaefthymiou has also served as General Counsel for Maritime Enterprises Management S.A. since October 2001, where she has advised the company on shipping, corporate and finance legal matters. Ms. Papaefthymiou provided similar services as General Counsel to Franser Shipping from October 1991 to September 2001. Ms. Papaefthymiou received her undergraduate degree from the Law School of the University of Athens and a master’s degree in maritime law from Southampton University in the United Kingdom. Ms. Papaefthymiou is admitted to practice law before the Bar in Piraeus, Greece.

Efstratios Desypris was appointed a member of our board of directors by our general partner effective upon our conversion into a limited partnership. Mr. Desypris is the Chief Financial Officer of Navios Maritime Partners L.P. since January 2010, and Chief Financial Controller of Navios Holdings, the Company’s sponsor, since May 2006. Mr. Desypris is also a Director and Senior Vice President—Business Development of Navios Midstream since October 2014. He also serves as a Director and the SVP—Strategic Planning of Navios South American Logistics Inc and as a Director in Navios Europe. Before joining the Navios Group, Mr. Desypris worked for nine years in the accounting profession, most recently as manager of the audit department at Ernst & Young in Greece. Mr. Desypris started his career as an auditor with Arthur Andersen & Co. in 1997. He holds a Bachelor of Science degree in Economics from the University of Piraeus.

Konstantinos Maratos has been a member of our board of directors since our inception. Mr. Maratos is currently a Managing Director for a Swiss bank in London, prior to which he worked for both Barclays Bank and Eurobank EFG in the private banking area. Mr. Maratos is a Visiting Professor and Visiting Lecturer on topics such as economics and wealth management for King’s College and Queen Mary in London. Mr. Maratos holds both a B.Sc. in Economics and Politics and a M.Sc. in Financial Management from the University of London, together with a CFA qualification. Mr. Maratos is an independent director of the Company, member and chairman of our Audit committee and a member of our Conflicts committee.

Ted C. Petrone has been a member of our board of directors since our inception. Mr. Petrone has been a member of the Board of Directors of Navios Acquisition since its inception and was also President since its inception until December 2014. He has also been a director of Navios Holdings since May 2007, and served as President of Navios Corporation from September 2006 until December 2014. He currently also serves as Navios Corporation’s Vice Chairman, a position he has held since December 2014. Mr. Petrone has served in the maritime industry for 40 years, 36 of which he has spent with Navios Holdings. After joining Navios Holdings as an assistant vessel operator, Mr. Petrone worked there in various operational and commercial positions. Mr. Petrone was previously responsible for all the aspects of the daily commercial activity, encompassing the trading of tonnage, derivative hedge positions and cargoes. Mr. Petrone graduated from New York Maritime College at Fort Schuyler with a bachelor in science degree in maritime transportation. He has also served aboard U.S. Navy (Military Sealift Command) tankers.

Ifigeneia Tzavela has been a member of our board of directors since our inception. Upon receiving her M.B.A., Ms. Tzavela joined INTEC S.A. a company specialized in the Petroleum Refining and Marine Industries in Greece. Beginning as a Sales Manager with the firm, Ms. Tzavela rose to Managing Director and co-owner of the Company, a title she has held since 1998. Ms. Tzavela received her B.Sc. in Chemistry from the National Kapodistrian University of Athens and her M.B.A. from Stern School of Business at New York University. Ms. Tzavela is a member of our Audit and Conflicts committees and is an independent director.

Gareth Williams was appointed a member of our board of directors by our general partner effective upon our conversion into a limited partnership. Mr. Williams is a qualified solicitor (England and Wales) and is currently a director for an international shipping law firm in Singapore. Mr. Williams has over 30 years’ experience advising in all types of contractual and other disputes related to shipping, international trade and insurance. Mr. Williams holds a Master’s Degree in Law from the University of Oxford. Mr. Williams is a member of our Audit and Conflicts committees and is an independent director.

Reimbursement of Expenses of Our General Partner

Our general partner will not receive any management fee or other compensation for services from us, although it will be entitled to reimbursement for expenses incurred on our behalf. In addition, we will reimburse the Manager and certain affiliates for expenses incurred pursuant to the management and Administrative Services Agreement we will enter into with the Manager.

See “Certain Relationships and Related Party Transactions—Agreements with the Navios Group—Management Agreement” and “Certain Relationships and Related Party Transactions—Agreements with the Navios Group—Administrative Services Agreement.” Our general partner and its other affiliates will be reimbursed for expenses incurred on our behalf. These expenses include all expenses necessary or appropriate for the conduct of our business and allocable to us, as determined by our general partner.

Executive Compensation

Because our executive officers are employees of Navios Holdings, their compensation is set and paid by Navios Holdings, and we will reimburse Navios Holdings for time they spend on partnership matters pursuant to the administrative services agreement. Under the terms of the administrative agreement, we reimburse Navios Holdings for the actual costs and expenses it incurs in providing administrative support services to us. The amount of our reimbursements to Navios Holdings for the time of our officers will depend on an estimate of the percentage of time our officers spent on our business and will be based on a percentage of the salary and benefits that Navios Holdings will pay to such officers. Our officers, and officers and employees of affiliates of our general partner, may participate in employee benefit plans and arrangements sponsored by Navios Holdings, our general partner or their affiliates, including plans that may be established in the future. Our board of directors may establish such plans without the approval of our limited partners.

For the period from April 28, 2017 (date of inception) to December 31, 2017, the fee charged by the Manager for administrative expenses was approximately $1.9 million.

Compensation of Directors

Our officers who also serve as our directors will not receive additional compensation for their service as directors. Non-management directors receive a director fee of $0.04 million per year. Ms. Frangou receives a fee of $0.15 million per year for acting as a director and as our Chairman of the Board. The Chairman of our audit committee receives an additional fee of $0.02 million per year and the Chairman of our conflicts committee receives an additional fee of $0.02 million per year. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

For the period from April 28, 2017 (date of inception) to December 31, 2017, the aggregate compensation paid to our directors was approximately $0.1 million.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of units of Navios Containers held by beneficial owners of 5.0% or more of the units, each of our directors and officers and all of our directors and our executive officers as a group as of November 30, 2018, prior to the Distribution, and after giving effect to the consummation of the Distribution. The table below gives effect to our conversion from a corporation into a limited partnership.

	Common Units Beneficially Owned Prior to the Distribution		Common Units to be Beneficially Owned After the Distribution
Name of Beneficial Owner	Number	Percentage	Number	Percentage
Navios Partners(1)	12,447,277	36.0%	11,592,227	33.5%
Angeliki Frangou(2)	—	—	*	*
Chris Christopoulos	—	—	—	—
George Achniotis(2)	—	—	*	*
Vasiliki Papaefthymiou(2)	—	—	—	—
Efstratios Desypris(2)	—	—	—	—
Konstantinos Maratos	—	—	—	—
Ted C. Petrone	—	—	—	—
Ifigeneia Tzavela	—	—	—	—
Gareth Williams	—	—	—	—
All directors and executive officers as a group (nine (9) persons)	—	—%	*	*

*	Less than 1%.
(1)

Navios Partners is a U.S. public company controlled by its board of directors, which consists of the following seven members: Angeliki Frangou, George Achniotis, Kunihide Akizawa, Shunji Sasada, Serafeim Kriempardis, Lampros Theodorou and Orthodoxia Zisimatou.

(2)

Excludes units owned by Navios Partners, on the board of which serves our Chief Executive Officer, Angeliki Frangou. In addition, Ms. Frangou is Navios Partners’ Chief Executive Officer, our Executive Vice President – Business Development, George Achniotis, is Navios Partners’ Executive Vice President – Business Development and Director, our Secretary, Vasiliki Papaefthymiou, is Navios Partners’ Secretary and our director, Efstratios Desypris, is Navios Partners’ Chief Financial Officer.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Following our conversion from a corporation into a limited partnership, Navios Holdings, as our general partner, has exclusive management authority over our operations, control the appointment of three of the seven members of our board of directors and have veto rights over certain significant actions we may take. In addition, following the Distribution, Navios Holdings will own 1,263,287 common units, representing an approximately 3.7% limited partner interest in us. Navios Partners, an affiliate of Navios Holdings, will own 11,592,227 common units, representing an approximately 33.5% limited partner interest in us, following the Distribution. As a result, Navios Holdings, together with its affiliates, have the ability to exercise significant influence regarding our management.

Payments to our General Partner and Its Affiliates; General Partner Interests

The following table summarizes the payments to be made by us to our general partner and its affiliates in connection with our formation, ongoing operation and any liquidation. These payments were determined by and among affiliated entities and, consequently, are not the result of arms’-length negotiations.

Payments to our general partner and its affiliates

Our general partner will not receive a management fee or other compensation for services from us. Our general partner and its other affiliates will be entitled to reimbursement for all direct and indirect expenses they incur on our behalf. In addition, we will pay fees to the Manager, a subsidiary of Navios Holdings, for commercial and technical management services and administrative services, as provided under the Management Agreement and the Administrative Services Agreement. Please read “—Agreements with the Navios Group.”

Withdrawal or removal of our general partner	If our general partner withdraws or is removed, it is not entitled to any distribution from or payment by us in respect of its general partner interest.

Agreements with the Navios Group

Omnibus Agreement

On June 7, 2017, we entered into an Omnibus Agreement with Navios Acquisition, Navios Holdings, Navios Partners, Navios Midstream and Navios Partners Containers Finance Inc. (“Navios Containers Finance”). The following discussion describes certain provisions of the Omnibus Agreement.

Noncompetition

Under the Omnibus Agreement, Navios Holdings and the controlled affiliates (other than us, our general partner, Navios Containers Finance and our subsidiaries) of Navios Holdings, Navios Acquisition, Navios Partners and Navios Midstream (together the “Navios Maritime Entities”), agreed not to acquire any containerships. However, this restriction will not prevent such entities from:

(1) owning a containership that was already owned by such Navios Maritime Entity at the time of the agreement;

(2) acquiring a containership if such Navios Maritime Entity offers to sell it to us for fair market value in accordance with the procedures established in the agreement;

(3) acquiring a non-controlling interest in any company, business or pool of assets;

(4) acquiring or owning a containership if we do not fulfill our obligations under any written agreement with Navios Partners that requires us to purchase such containership;

(5) acquiring or owning a containership that is subject to an offer to sell such containership to us, as described in paragraph (2), pending our determination whether to accept such offers and pending the closing of any offers we accept;

(6) providing ship management services relating to any vessel whatsoever; or

(7) acquiring or owning a containership if we have previously advised such Navios Maritime Entity that we consent to such acquisition or ownership.

In addition, under the Omnibus Agreement, we and our subsidiaries agreed to acquire, own, operate or charter only containerships (any vessels that are not containerships will in the following be referred to as the “Non-Restricted Vessels”). This restriction will not prevent us or any of our subsidiaries from:

(1) acquiring a Non-Restricted Vessel as part of the acquisition of a controlling interest in a business or package of assets and owning and operating or chartering those vessels, provided, however, that:

(a) if less than a majority of the value of the total assets or business acquired is attributable to a Non-Restricted Vessel, as determined in good faith by us, we must offer to sell such Non-Restricted Vessel to the Navios Maritime Entities for their fair market value plus any additional tax or other similar costs to us that would be required to transfer the Non-Restricted Vessel to the Navios Maritime Entities separately from the acquired business; and

(b) if a majority or more of the value of the total assets or business acquired is attributable to a Non-Restricted Vessel, as determined in good faith by us, we shall notify the Navios Maritime Entities in writing of the acquisition. The Navios Maritime Entities shall, not later than the 15th calendar day following receipt of such notice, notify us if it wishes to acquire the Non-Restricted Vessel forming part of the business or package. If no Navios Maritime Entity notifies us of its intent to pursue the acquisition within 15 calendar days, then the Navios Maritime Entities shall be deemed to have waived the right to acquire such Non-Restricted Vessel pursuant to this paragraph (b).

(2) owning, operating or chartering a Non-Restricted Vessel subject to the offer to the Navios Maritime Entities described in paragraph (2) above, pending its determination whether to accept such offer and pending the closing of any offer it accepts; or

(3) acquiring, operating or chartering a Non-Restricted Vessel if the Navios Maritime Entities have previously advised us that it consents to such acquisition, operation or charter; or

(4) acquiring, operating or chartering a Non-Restricted Vessel already owned by us.

Upon a change of control of us or our general partner, the noncompetition provisions of the Omnibus Agreement will terminate immediately. Upon a change of control of Navios Holdings, the noncompetition provisions of the Omnibus Agreement will terminate one year following the date of the change of control of Navios Holdings.

Rights of First Offer

Under the Omnibus Agreement, the Navios Maritime Entities granted to us a right of first offer on any proposed sale, transfer or other disposition by the Navios Maritime Entities of any containership owned or acquired by any of the Navios Maritime Entities.

Prior to engaging in any negotiation regarding any vessel disposition with respect to a containership with a non-affiliated third-party, the applicable Navios Maritime Entity will deliver a written notice to us setting forth the material terms and conditions of the proposed transaction. During the 15-day period after the delivery of such notice, we and the applicable Navios Maritime Entity will negotiate in good faith to reach an agreement on the transaction. If we do not reach an agreement within such 15-day period, the applicable Navios Maritime Entity will be able within the next 180 calendar days to sell, transfer, dispose or re-charter the vessel to a third party (or to agree in writing to undertake such transaction with a third party) on terms generally no less favorable to the applicable Navios Maritime Entity than those offered pursuant to the written notice.

Upon a change of control of us or our general partner, the right of first offer provisions of the Omnibus Agreement will terminate immediately. Upon a change of control of Navios Holdings, the right of first offer provisions of the Omnibus Agreement will terminate one year following the date of the change of control of Navios Holdings.

Amendments

The Omnibus Agreement may not be amended without the prior approval of the conflicts committee of our board of directors if the proposed amendment will, in the reasonable discretion of our board of directors, adversely affect holders of our common units.

Management Agreement

On June 7, 2017, we entered into a Management Agreement with the Manager, a subsidiary of Navios Holdings, pursuant to which the Manager provides certain commercial and technical management services to us. These services are to be provided in a commercially reasonable manner in accordance with customary ship management practice and under our direction. The Manager provides these services to us directly but may subcontract for certain of these services with other entities, including other Navios Holdings subsidiaries.

The commercial and technical management services include:

•

the commercial and technical management of the vessels: managing day-to-day vessel operations including negotiating charters and other employment contracts with respect to the vessels and monitoring payments thereunder, ensuring regulatory compliance, arranging for the vetting of vessels, procuring and arranging for port entrance and clearance, appointing counsel and negotiating the settlement of all claims in connection with the operation of each vessel, appointing adjusters and surveyors and technical consultants as necessary, and providing technical support;

•

vessel maintenance and crewing: including supervising the maintenance and general efficiency of vessels, and ensuring the vessels are in seaworthy and good operating condition, arranging our hire of qualified officers and crew, arranging for all transportation, board and lodging of the crew, negotiating the settlement and payment of all wages; and

•

purchasing and insurance: purchasing stores, supplies and parts for vessels, arranging insurance for vessels (including marine hull and machinery insurance, protection and indemnity insurance and war risk and oil pollution insurance).

The initial term of the Management Agreement expires on June 7, 2022, with respect to each vessel in our initial fleet and all vessels of a similar size and type that we acquire and entrust to the Manager. Pursuant to the terms of the Management Agreement, we are paying the Manager a fixed daily fee of $6,100 for containerships from 3,000 TEU up to 5,500 TEU, $6,700 for containerships from 5,500 TEU up to 8,000 TEU and $7,400 for containerships from 8,000 TEU up to 10,000 TEU until June 2019. This fixed daily fee covers all of our vessel operating expenses, other than certain extraordinary fees and costs. Drydocking and special survey are paid to the Manager at cost. During the remaining three years of the term of the Management Agreement, we will reimburse the Manager for all of the actual operating costs and expenses it incurs in connection with the management of our fleet. Actual operating costs and expenses will be determined in a manner consistent with how the fixed fees were determined. Management fees under the Management Agreement for the nine months ended September 30, 2018, for the period from April 28, 2017 (date of inception) to September 30, 2017 and for the period from April 28, 2017 (date of inception) to December 31, 2017 amounted to $38.6 million, $7.3 million and $16.5 million, respectively.

The Management Agreement may be terminated prior to the end of its initial term by us upon 120 days’ notice if there is a change of control of the Manager or by the Manager upon 120 days’ notice if there is a change of control of us or our general partner. In addition, the Management Agreement may be terminated by us or by the Manager upon 120 days’ notice if:

•	the other party breaches the agreement in any material respect which remains unremedied;

•	a receiver is appointed for all or substantially all of the property of the other party;

•	an order is made to wind up the other party;

•	a final judgment, order or decree that materially and adversely affects the other party’s ability to perform the agreement is obtained or entered and not vacated, discharged or stayed; or

•

the other party makes a general assignment for the benefit of its creditors, files a petition in bankruptcy or liquidation, is adjudged insolvent or bankrupt or commences any reorganization proceedings.

Furthermore, at any time after the first anniversary of the Management Agreement, the Management Agreement may be terminated prior to the end of its initial term by us or by the Manager upon 365 days’ notice for any reason other than those described above.

In addition to the fixed daily fees payable under the Management Agreement, the Management Agreement provides that the Manager will not be responsible for paying any extraordinary fees and costs resulting from:

•

repairs, refurbishment or modifications, including those not covered by the guarantee of the shipbuilder or by the insurance covering the vessels, resulting from maritime accidents, collisions, other accidental damage or unforeseen events (except to the extent that such accidents, collisions, damage or events are due to the fraud, gross negligence or willful misconduct of the Manager, its employees, agents or subcontractors, unless and to the extent otherwise covered by insurance);

•

any improvement, upgrade or modification to, structural changes with respect to the installation of new equipment aboard any vessel that results from a change in, an introduction of new, or a change in the interpretation of, applicable laws, at the recommendation of the classification society for that vessel or otherwise; and

•

any increase in administrative costs and expenses or crew employment expenses resulting from an introduction of new, or a change in the interpretation of, applicable laws or resulting from the early termination of the charter of any vessel.

Additionally, the Manager is entitled to receive additional remuneration for:

•

time spent on insurance, average and salvage claims (at a rate of $1,000 per man per day of eight hours) in respect of the preparation and prosecution of claims, the supervision of repairs and the provision of documentation relating to adjustments; and

•	time spent vetting and pre-vetting the vessels by any charterers in excess of 10 days per vessel per year (at a rate of $750 per man per day of eight hours).

We are also required to pay:

•	the deductible of any insurance claims relating to the vessels or for any claims that are within such deductible range;

•	any significant increase in insurance premiums which are due to factors outside the control of the Manager such as “acts of God”;

•	any taxes, dues or fines imposed on the vessels or the Manager due to the operation of the vessels;

•	any expenses incurred in connection with the sale or acquisition of a vessel such as inspections and technical assistance;

•

any costs, liabilities and expenses similar to those for which the Manager is entitled to remuneration or that we are required to pay that were not reasonably contemplated by us and the Manager as being encompassed by or a component of the fixed daily fees at the time the fixed daily fees were determined; and

•	any hire expense adjustment incurred in connection with any time charter of our containerships to the Navios Maritime Entities or its affiliates.

Under the Management Agreement, neither we nor the Manager will be liable for failure to perform any of our or its obligations, respectively, under the Management Agreement by reason of any cause beyond our or its reasonable control.

In addition, the Manager will have no liability to us for any loss arising in the course of the performance of the commercial and technical management services under the Management Agreement unless and to the extent that such loss is proved to have resulted solely from the fraud, gross negligence or willful misconduct of the Manager or its employees, in which case (except where such loss has resulted from the Manager’s intentional personal act or omission and with knowledge that such loss would probably result) the Manager’s liability will be limited to $3.0 million for each incident or series of related incidents.

Further, under our Management Agreement, we have agreed to indemnify the Manager and its employees and agents against all actions which may be brought against them under the Management Agreement including, without limitation, all actions brought under the environmental laws of any jurisdiction, or otherwise relating to pollution or the environment, and against and in respect of all costs and expenses they may suffer or incur due to defending or settling such action, provided however that such indemnity excludes any or all losses which may be caused by or due to the fraud, gross negligence or willful misconduct of the Manager or its employees or agents, or any breach of the Management Agreement by the Manager.

Administrative Services Agreement

On June 7, 2017, we entered into an Administrative Services Agreement with the Manager, pursuant to which the Manager provides certain administrative management services to us. The agreement has an initial term of five years from June 7, 2017.

The Administrative Services Agreement may be terminated prior to the end of its term by us upon 120 days’ notice if there is a change of control of the Manager or by the Manager upon 120 days’ notice if there is a change of control of us or our general partner. In addition, the Administrative Services Agreement may be terminated by us or by the Manager upon 120 days’ notice if:

•	the other party breaches the agreement in any material respect which remains unremedied;

•	a receiver is appointed for all or substantially all of the property of the other party;

•	an order is made to wind up the other party;

•	a final judgment, order or decree that materially and adversely affects the other party’s ability to perform the Management Agreement is obtained or entered and not vacated, discharged or stayed; or

•

the other party makes a general assignment for the benefit of its creditors, files a petition in bankruptcy or for liquidation, is adjudged insolvent or bankrupt or commences any reorganization proceedings.

Furthermore, at any time after the first anniversary of the Administrative Services Agreement, the Administrative Services Agreement may be terminated by us or by the Manager upon 365 days’ notice for any reason other than those described above.

The administrative services include:

•

bookkeeping, audit and accounting services: assistance with the maintenance of our corporate books and records, assistance with the preparation of our tax returns and arranging for the provision of audit and accounting services;

•	legal and insurance services: arranging for the provision of legal, insurance and other professional services and maintaining our existence and good standing in necessary jurisdictions;

•

administrative and clerical services: assistance with office space, arranging meetings for our common unit holders pursuant to the partnership agreement, arranging the provision of IT services, providing all administrative services required for subsequent debt and equity financings and attending to all other administrative matters necessary to ensure the professional management of our business;

•

banking and financial services: providing cash management including assistance with preparation of budgets, overseeing banking services and bank accounts, arranging for the deposit of funds, negotiating loan and credit terms with lenders and monitoring and maintaining compliance therewith;

•	advisory services: assistance in complying with United States and other relevant securities laws;

•	client and investor relations: arranging for the provision of, advisory, clerical and investor relations services to assist and support us in our communications with our common unit holders;

•	integration of any acquired businesses; and

•	client and investor relations.

We reimburse the Manager for costs and expenses reasonably incurred in connection with the provision of these services within 15 days after the Manager submits to us an invoice for such costs and expenses, together with any supporting detail that may be reasonably required. Total general and administrative expenses under the Administrative Services Agreement for the nine months ended September 30, 2018, for the period from April 28, 2017 (date of inception) to September 30, 2017 and for the period from April 28, 2017 (date of inception) to December 31, 2017 amounted to $4.8 million, $0.8 million and $1.9 million, respectively.

Under the Administrative Services Agreement, we have agreed to indemnify the Manager, its employees and agents against all actions which may be brought against them under the Administrative Services Agreement including, without limitation, all actions brought under the environmental laws of any jurisdiction, and against and in respect of all costs and expenses they may suffer or incur due to defending or settling such actions; provided, however that such indemnity excludes any or all losses which may be caused by or due to the fraud, gross negligence or willful misconduct of the Manager or its employees or agents.

Stock Purchase Agreement

On June 7, 2017, we entered into a stock purchase agreement with Navios Partners and Navios Partners Containers Inc., a wholly-owned subsidiary of Navios Partners. Pursuant to the stock purchase agreement, we purchased all of the shares of common stock of Navios Partners Containers Finance Inc., a wholly-owned subsidiary of Navios Partners, which had acquired five vessels from Rickmers Trust Management Pte. Ltd (“Rickmers”) and had the right to acquire nine additional vessels from Rickmers. Under the Stock Purchase Agreement we paid an aggregate consideration of $118.0 million, of which $24 million was in the form of a seller’s credit from Navios Partners for a period of up to 90 days at LIBOR plus 375 bps.

Pursuant to the Stock Purchase Agreement, Navios Partners agreed to indemnify us with respect to the initial five vessels that it owned prior to the sale of those vessels to us, up to $5.0 million for certain environmental losses; losses relating to our ability to own our operate the vessels; and certain tax liabilities.

Registration Rights

Under the limited partnership agreement, we have granted registration rights to our general partner, our Chairman and CEO, Angeliki Frangou, and any of their current or future affiliates. Please read, “The Partnership Agreement— Registration Rights.”

Other Related Party Transactions

Balances due from related parties, short and long term: Balances due from related parties relate to amounts due from the Manager. The amounts due from the Manager as of September 30, 2018 and December 31, 2017 were $12.4 million and $11.4 million, respectively, which consisted of special survey and drydocking expenses for certain vessels of our fleet, as well as management fees, in accordance with the Management Agreement.

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates, including Navios Holdings, on the one hand, and us and our unaffiliated limited partners, on the other hand. Our general partner has a fiduciary duty to make any decisions relating to our management in a manner beneficial to us and our unit holders. Similarly, our board of directors and our officers have fiduciary duties to manage us in a manner beneficial to us, our general partner and our limited partners. Furthermore, certain of our executive officers and/or directors also serve as executive officers and/or directors of Navios Holdings and its affiliates or to the Navios Group and as such they have fiduciary duties to Navios Holdings or to the Navios Group that may cause them to pursue business strategies that disproportionately benefit Navios Holdings or which otherwise are not in the best interests of us or our unit holders.

Our partnership affairs are governed by our partnership agreement and the Marshall Islands Act. The provisions of the Marshall Islands Act resemble provisions of the limited partnership laws of a number of states in the United States, most notably Delaware. We are not aware of any material difference in unit holder rights between the Marshall Islands Act and the Delaware Revised Uniform Limited Partnership Act. The Marshall Islands Act also provides that it is to be applied and construed to make it uniform with Delaware law and, so long as it does not conflict with the Marshall Islands Act or decisions of the Marshall Islands courts, interpreted according to the non-statutory law or “case law” of the courts of the State of Delaware. There have been, however, few, if any, court cases in the Marshall Islands interpreting the Marshall Islands Act, in contrast to Delaware, which has a fairly well-developed body of case law interpreting its limited partnership statute. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as courts in Delaware. For example, the rights of our unit holders and fiduciary responsibilities of our general partner and its affiliates under Marshall Islands law are not as clearly established as under judicial precedent in existence in Delaware. Due to the less-developed nature of Marshall Islands law, our public unit holders may have more difficulty in protecting their interests in the face of actions by our general partner, its affiliates or controlling unit holders than would unit holders of a limited partnership organized in the United States.

Our partnership agreement contains provisions that modify and limit the fiduciary duties of our general partner and our directors to the unit holders under Marshall Islands law. Our partnership agreement also restricts the remedies available to unit holders for actions taken by our general partner or our directors that, without those limitations, might constitute breaches of fiduciary duty.

Neither our general partner nor our board of directors will be in breach of their obligations under the partnership agreement or their duties to us or the unit holders if the resolution of the conflict is:

•	approved by the conflicts committee, although neither our general partner nor our board of directors are obligated to seek such approval;

•

approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner or any of its affiliates, although neither our general partner nor our board of directors are obligated to seek such approval;

•

on terms no less favorable to us than those generally being provided to or available from unrelated third parties, but neither our general partner nor our directors are required to obtain confirmation to such effect from an independent third party; or

•	fair and reasonable to us, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us.

Our general partner or our board of directors may, but are not required to, seek the approval of such resolution from the conflicts committee of our board of directors or from the common unit holders. If neither our general partner nor our board of directors seek approval from the conflicts committee, and our board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then it will be presumed that, in making its decision, the board of directors, including the board members affected by the conflict, acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. When our partnership agreement requires someone to act in good faith, it requires that person to reasonably believe that he is acting in the best interests of the partnership, unless the context otherwise requires. Please read “Management—Management of Navios Maritime Containers L.P.” for information about the composition and formation of the conflicts committee of our board of directors.

Conflicts of interest could arise in the situations described below, among others.

Neither our partnership agreement nor any other agreement requires Navios Holdings, in the conduct of its business other than acting as our general partner, to pursue a business strategy that favors us or utilizes our assets or dictates what markets to pursue or grow. Navios Holding’s directors and executive officers have a fiduciary duty to make these decisions in the best interests of the common shareholders of Navios Holdings, which may be contrary to our interests.

Because certain of our executive officers and/or directors are also executive officers and/or directors of Navios Holdings and its affiliates or of the Navios Group, such officers and directors have fiduciary duties to Navios Holdings and its affiliates or to the Navios Group that may cause them to pursue business strategies that disproportionately benefit Navios Holdings and its affiliates or the Navios Group or which otherwise are not in the best interests of us or our unit holders.

Our general partner is allowed to take into account the interests of parties other than us, such as Navios Maritime Partners.

Our partnership agreement contains provisions that reduce the standards to which our general partner would otherwise be held by Marshall Islands fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligations to give any consideration to any interest of or factors affecting us, our affiliates or any unit holder. Under our partnership agreement, Navios Holdings is entitled to make decisions when acting it’s acting in its individual capacity. Specifically, our general partner will be considered to be acting in its individual capacity if it exercises its call right, pre-emptive rights or registration rights, consents or withholds consent to any merger or consolidation of the partnership, appoints any directors or votes for the election of any director, votes or refrains from voting on amendments to our partnership agreement that require a vote of the outstanding units, voluntarily withdraws from the partnership, transfers (to the extent permitted under our partnership agreement) or refrains from transferring its units, general partner interest or votes upon the dissolution of the partnership.

Our officers face conflicts in the allocation of their time to our business.

Navios Holdings conducts businesses and activities of its own in which we have no economic interest. These activities are likely to remain significant and therefore there will be material competition for the time and effort of our officers, who also provide services to Navios Holdings and its affiliates. Our officers are not required to work full-time on our affairs and are required to devote time to the affairs of Navios Holdings and its affiliates. Our Chief Executive Officer is also an executive officer of Navios Holdings.

We will reimburse our general partner and its affiliates for expenses.

We will reimburse our general partner and its affiliates for costs incurred in managing and operating us, including costs incurred in rendering corporate staff and support services to us. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us in good faith. See “Certain Relationships and Related Party Transactions” and “Management—Management of Navios Maritime Containers L.P.”

Our general partner intends to limit its liability regarding our obligations.

Our partnership agreement authorizes our general partner, while negotiating contractual arrangements on our behalf, to limit its liability in respect of the contractual arrangement and to require the contractual arrangement to provide that the other party has recourse only to our assets and not against our general partner or its assets or any affiliate of our general partner or its assets, even if we could have obtained terms that are more favorable without the limitation on liability. Our partnership agreement provides that the negotiation, execution and delivery of such an agreement on our behalf, is not a breach of the fiduciary duties of our general partner or our directors.

Common unit holders will have no right to enforce obligations of our general partner and its affiliates under agreements with us.

Any agreements between us, on the one hand, and our general partner and its affiliates, on the other, will not grant to the unit holders, separate and apart from us, other than derivative actions, the right to enforce the obligations of our general partner and its affiliates in our favor.

Contracts between us, on the one hand, and our general partner and its affiliates, on the other, will not be the result of arms’-length negotiations.

Neither our partnership agreement nor any of the other agreements, contracts and arrangements between us and our general partner and its affiliates are or will be the result of arms’-length negotiations. Our partnership agreement generally provides that any affiliated transaction, such as an agreement, contract or arrangement between us and our general partner and its affiliates, must be:

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	“fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

The Manager, which provides certain management and administrative services to us, may also enter into additional contractual arrangements with any of its affiliates on our behalf; however, there is no obligation of any affiliate of the Manager to enter into any contracts of this kind.

Common units are subject to our general partner’s limited call right.

Our general partner may exercise its right to call and purchase common units as provided in the partnership agreement or assign this right to one of its affiliates or to us. Our general partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. As a result, a common unit holder may have common units purchased from the unit holder at an undesirable time or price. See “The Partnership Agreement—Limited Call Right.”

We may choose not to retain separate counsel for ourselves or for the holders of common units.

The attorneys, independent accountants and others who perform services for us have been retained by our general partner. Attorneys, independent accountants and others who perform services for us are selected by our general partner or the conflicts committee and may perform services for our general partner and its affiliates. We may or may not, in our sole discretion, retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

Our general partner’s affiliates, including Navios Acquisition, Navios Midstream and Navios Partners, may compete with us.

Our partnership agreement provides that our general partner will be restricted from engaging in any business activities other than acting as our general partner and those activities incidental to its ownership of interests in us. In addition, our partnership agreement provides that our general partner, for so long as it is general partner of our partnership, will cause its affiliates not to engage in the businesses described above under the caption “Certain Relationships and Related Party Transactions—Agreements with the Navios Group—Omnibus Agreement—Noncompetition.” Except as provided in our partnership agreement and the Omnibus Agreement, affiliates of our general partner are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us.

Fiduciary Duties

Our general partner and certain of its affiliates are accountable to us and our unit holders as fiduciaries. Fiduciary duties owed to unit holders by our general partner and its affiliates are prescribed by law as modified by the partnership agreement. The Marshall Islands Act provides that Marshall Islands partnerships may, in their partnership agreements, restrict or expand the fiduciary duties owed by our general partner and its affiliates to the limited partners and the partnership. Our directors are subject to the same fiduciary duties as our general partner, as restricted or expanded by the partnership agreement.

In addition, we have entered into services agreements, and may enter into additional agreements with Navios Holdings and certain of its subsidiaries, including the Manager. In the performance of their obligations under these agreements, Navios Holdings and its subsidiaries are not held to a fiduciary standard of care but rather to the standards of care specified in the relevant agreement.

Our partnership agreement contains various provisions restricting the fiduciary duties that might otherwise be owed by our general partner or by our directors. We have adopted these provisions to allow our general partner and our directors to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because our officers and directors have fiduciary duties to Navios Holdings as well as to our unit holders. These modifications disadvantage the common unit holders because they restrict the rights and remedies that would otherwise be available to unit holders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below. The following is a summary of:

•	the fiduciary duties imposed on our general partner and our directors by the Marshall Islands Act;

•	material modifications of these duties contained in our partnership agreement; and

•	certain rights and remedies of unit holders contained in the Marshall Islands Act.

Marshall Islands law fiduciary duty standards

Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner and the directors of a Marshall Islands limited partnership to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally prohibit a general partner or the directors of a Marshall Islands limited partnership from taking any action or engaging in any transaction where a conflict of interest is present.

Partnership agreement modified standards	Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates and our directors that might otherwise raise issues as to compliance with fiduciary duties under the laws of the Marshall Islands. For example, sections of our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith” and will not be subject to any other standard under the laws of the Marshall Islands, including due care or the duty of loyalty. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or the unit holders whatsoever. These standards reduce the obligations to which our general partner and our board of directors would otherwise be held. Our partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a vote of unit holders and that are not approved by the conflicts committee of our board of directors must be:

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	“fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

If our board of directors does not seek approval from the conflicts committee, and our board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the bullet points above, then it will be presumed that, in making its decision, our board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards reduce the obligations to which our board of directors would otherwise be held.

In addition to the other more specific provisions limiting the obligations of our general partner and our directors, our partnership agreement further provides that our general partner and our officers and our directors, will not be liable for monetary damages to us or our limited partners for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that our general partner or our officers or our directors acted in bad faith or engaged in actual fraud or willful misconduct.

Rights and remedies of unit holders	The provisions of the Marshall Islands Act resemble the provisions of the limited partnership act of Delaware. For example, like Delaware, the Marshall Islands Act favors the principles of freedom of contract and enforceability of partnership agreements and allows the partnership agreement to contain terms governing the rights of the unit holders. The rights of our unit holders, including voting and approval rights and the ability of the partnership to issue additional units, are governed by the terms of our partnership agreement. See “The Partnership Agreement.”

As to remedies of unit holders, the Marshall Islands Act permits a limited partner to institute legal action on behalf of the partnership to recover damages from a third party where a general partner or a board of directors has refused to institute the action or where an effort to cause a general partner or a board of directors to do so is not likely to succeed. These actions include actions against a general partner for breach of its fiduciary duties or of the partnership agreement.

In becoming one of our limited partners, a common unit holder effectively agrees to be bound by the provisions in the partnership agreement, including the provisions discussed above. The failure of a limited partner or transferee to sign a partnership agreement does not render the partnership agreement unenforceable against that person.

Under the partnership agreement, as described under “The Partnership Agreement—Indemnification” we must indemnify our general partner and our officers and directors to the fullest extent permitted by law, against certain liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith, engaged in actual fraud or willful misconduct or acted with knowledge that their actions were unlawful. We also must provide this indemnification for criminal proceedings when our general partner or these other persons acted with no reasonable cause to believe that their conduct was unlawful. Thus, our general partner and our officers and directors could be indemnified for their negligent acts if they met the requirements set forth above. To the extent that these provisions purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the U.S. Securities and Exchange Commission such indemnification is contrary to public policy and therefore unenforceable. See “The Partnership Agreement—Indemnification.”

DESCRIPTION OF THE COMMON UNITS

The Units

The common units represent limited partner interests in us. The holders of units are entitled to participate in partnership distributions and exercise the rights and privileges available to limited partners under our partnership agreement. For a description our distribution policy please read this section and “Our Distribution Policy.” For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, please read “The Partnership Agreement.”

Transfer Agent and Registrar

Computershare Trust Company, N.A. serves as registrar and transfer agent for the common units. We pay all fees charged by the transfer agent for transfers of common units, except the following, which must be paid by unit holders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a holder of a common unit; and

•	other similar fees or charges.

There is no charge to unit holders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If a successor has not been appointed or has not accepted its appointment within 30 days after notice of the resignation or removal, our general partner may, at the direction of our board of directors, act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our partnership agreement; and

•

gives the consents and approvals contained in our partnership agreement, such as the approval of all transactions and agreements we are entering into in connection with our formation and the transactions described in this prospectus.

A transferee will become a substituted limited partner of our partnership for the transferred common units automatically upon the recording of the transfer on our books and records. Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a limited partner in our partnership for the transferred common units.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

THE PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. The form of our partnership agreement is included in this prospectus as Appendix B. We will provide prospective investors with a copy of the agreement upon request at no charge.

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	with regard to the fiduciary duties of our general partner and our directors, please read “Conflicts of Interest and Fiduciary Duties;” and

•	with regard to the transfer of common units, please read “Description of the Common Units—Transfer of Common Units.”

The general partner interest, which is represented by a general partner unit, is a non-economic interest, meaning our general partner does not participate in our distributions, profits or losses by reason of owning its general partner interest.

Organization and Duration

We were initially organized on April 28, 2017 as a Marshall Islands corporation and converted to a Marshall Islands limited partnership prior to the Distribution and listing on the Nasdaq Global Select Market and have perpetual existence.

Purpose

Our purpose under the partnership agreement is to engage in any business activities that may lawfully be engaged in by a limited partnership pursuant to the Marshall Islands Act.

Although our general partner has the ability to cause us, our operating subsidiary and its subsidiaries to engage in activities other than the marine transportation services, it has no current plans to do so. Our general partner will oversee and direct our operations, management and policies on an exclusive basis, other than certain powers delegated to, or shared with, our board of directors.

Power of Attorney

Each limited partner, and each person who acquires a common unit from a common unit holder grants to our the chairman and vice chairman of our board of directors and our chief executive officer and president and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants our board of directors the authority to amend, and to make consents and waivers under, the partnership agreement.

Capital Contributions

Common unit holders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.”

Voting Rights

The following matters require the common unit holder vote specified below. Matters requiring the approval of a “unit majority” requires the approval of a majority of the outstanding common units.

Each outstanding common unit is entitled to one vote on matters subject to a vote of common unit holders. If at any time, any person or group owns beneficially more than 4.9% of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unit holders or calculating required votes (except for purposes of nominating a person for election to our board, determining the presence of a quorum or for other similar purposes under our partnership agreement, or unless otherwise required by law). The voting rights of any such unit holders in excess of 4.9% will effectively be redistributed pro rata among the other unit holders of the same class that are not subject to this voting limitation. Our general partner, its affiliates and persons who acquired units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors. This 4.9% limitation is intended to help preserve our ability to qualify for the benefits of Section 883 of the Code.

We will hold a meeting of the limited partners every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting. Our general partner has the right to appoint three of the seven members of our board of directors with the remaining four directors being elected by our common unit holders beginning with the annual meeting of unit holders following the completion of the Distribution and our listing on the Nasdaq Global Select Market.

Action	Unit Holder Approval Required and Voting Rights
Issuance of additional units	No approval rights by unit holders; general partner approval required for all issuances not reasonably expected to be accretive to equity or which would otherwise have a material adverse impact on the general partner or its interest in our partnership.

Amendment of the partnership agreement	Certain amendments may be made by our board of directors without the approval of the unit holders. Other amendments generally require the approval of a unit majority. Please read “—Amendment of the Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority and approval of our general partner and our board of directors. Please read “—Merger, Sale or Other Disposition of Assets.”

Dissolution of our partnership	Unit majority and approval of our general partner and our board of directors. Please read “—Termination and Dissolution.”

Reconstitution of our partnership upon dissolution	Unit majority. Please read “—Termination and Dissolution.”

Election of four of the seven members of our board of directors	A plurality of the votes of the holders of the common units.

Withdrawal of the general partner	No approval rights by unit holders. Please read “—Withdrawal or Removal of the General Partner.”

Removal of the general partner	Not less than 75% of the outstanding units, including units held by our general partner and its affiliates, voting together as a single class. Please read “—Withdrawal or Removal of the General Partner.”

Transfer of the general partner interest in us	No approval required at any time. Please read “—Transfer of General Partner Interest.”

Transfer of ownership interests in the general partner	No approval required at any time. Please read “—Transfer of Ownership Interests in General Partner.”

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Marshall Islands Act and that he otherwise acts in conformity with the provisions of our partnership agreement, his liability under the Marshall Islands Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace our general partner;

•	to elect four of our seven directors;

•	to approve some amendments to our partnership agreement; or

•	to take other action under our partnership agreement;

constituted “participation in the control” of our business for the purposes of the Marshall Islands Act, then the limited partners could be held personally liable for our obligations under the laws of Marshall Islands, to the same extent as our general partner. This liability would extend to persons who transact business with us who reasonably believe that the limited partner is a general partner. Neither our partnership agreement nor the Marshall Islands Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Marshall Islands case law.

Under the Marshall Islands Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Marshall Islands Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the non-recourse liability. The Marshall Islands Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Marshall Islands Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Marshall Islands Act, a purchaser of units who becomes a limited partner of a limited partnership is liable for the obligations of the transferor to make contributions to the partnership, except that the transferee is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

Maintenance of our limited liability may require compliance with legal requirements in the jurisdictions in which the operating subsidiary and its subsidiaries conduct business, which may include qualifying to do business in those jurisdictions. Limitations on the liability of limited partners for the obligations of a limited partnership or limited liability company have not been clearly established in many jurisdictions. If, by virtue of our membership interest in an operating subsidiary or otherwise, it were determined that we were conducting business in any jurisdiction without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace the general partner, to approve some amendments to the partnership agreement, or to take other action under the partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable, necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Securities

The partnership agreement authorizes us to issue an unlimited amount of additional partnership securities and rights to buy partnership securities for the consideration and on the terms and conditions determined by our board of directors without the approval of the unit holders. Our general partner will have the right to approve issuances of additional securities that are not reasonably expected to be accretive to equity within twelve months of issuance or which would otherwise have a material adverse impact on our general partner or its interest in us.

We intend to fund acquisitions using cash from operations, borrowings, the issuance of additional common units or other equity securities, and the issuance of debt securities. Lenders and holders of preferred equity securities will have a prior claim on our assets over common unit holders. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions. In addition, the issuance of additional common units or other equity securities interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Marshall Islands law and the provisions of our partnership agreement, we may also issue additional partnership securities that, as determined by our board of directors, have special voting rights to which the common units are not entitled.

The partnership agreement provides that no partner will have preemptive rights to acquire additional common units or other partnership securities.

Tax Status

Our partnership agreement provides that we will elect to be treated as a corporation for U.S. federal income tax purposes.

Amendment of the Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by or with the consent of our board of directors. However, our board of directors will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, approval of our board of directors is required, as well as written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as we describe below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made that would:

(1) increase the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected;

(2) increase the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of the general partner, which may be given or withheld at its option;

(3) change the term of our partnership;

(4) provide that our partnership is not dissolved upon an election to dissolve our partnership by our general partner and our board of directors that is approved by the holders of a unit majority; or

(5) give any person the right to dissolve our partnership other than the right of our general partner and board of directors to dissolve our partnership with the approval of the holders of a unit majority.

The provision of our partnership agreement preventing the amendments having the effects described in clauses (1) through (5) above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by our general partner and its affiliates). Upon completion of the Distribution, the owner of our general partner will own approximately 3.7% of the total number of our common units.

No Unit Holder Approval

Our board of directors may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

(1) a change in our name, the location of our principal place of business, our registered agent or our registered office;

(2) the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

(3) a change that our board of directors determines to be necessary or appropriate for us to qualify or to continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of the Marshall Islands;

(4) an amendment that is necessary, upon the advice of our counsel, to prevent us, our officers or directors or our general partner or their or its agents, or trustees from in any manner being subjected to the provisions of the U.S. Investment Company Act of 1940, the U.S. Investment Advisors Act of 1940, or plan asset regulations adopted under the U.S. Employee Retirement Income Security Act of 1974 (“ERISA”), whether or not substantially similar to plan asset regulations currently applied or proposed;

(5) an amendment that our board of directors determines to be necessary or appropriate for the authorization of additional partnership securities or rights to acquire partnership securities;

(6) any amendment expressly permitted in the partnership agreement to be made by our board of directors acting alone;

(7) an amendment effected, necessitated, or contemplated by a merger agreement that has been approved under the terms of the partnership agreement;

(8) any amendment that our board of directors determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by the partnership agreement;

(9) a change in our fiscal year or taxable year and related changes;

(10) certain conversions, mergers or conveyances as set forth in our partnership agreement; or

(11) any other amendments substantially similar to any of the matters described in (1) through (10) above.

In addition, our board of directors may make amendments to the partnership agreement without the approval of any limited partner if our board of directors determines that those amendments:

(1) do not adversely affect the limited partners (or any particular class of limited partners) in any material respect;

(2) are necessary or appropriate to satisfy any requirements, conditions, or guidelines contained in any opinion, directive, order, ruling or regulation of any Marshall Islands authority or contained in any Marshall Islands statute;

(3) are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

(4) are necessary or appropriate for any action taken by our board of directors relating to splits or combinations of units under the provisions of the partnership agreement; or

(5) are required to effect the intent expressed in this prospectus or the intent of the provisions of the partnership agreement or are otherwise contemplated by the partnership agreement.

Opinion of Counsel and Unit Holder Approval

Neither our general partner nor our board of directors will be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners if one of the amendments described above under “—No Unit Holder Approval” should occur. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units voting as a single class unless we obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or privileges of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

Action Relating to the Operating Subsidiaries

We effectively control, manage and operate our operating subsidiaries by being its sole indirect member. Our officers manage our operating subsidiaries under the direction and supervision of our board of directors.

Merger, Sale, or Other Disposition of Assets

A merger or consolidation of us requires the approval of our board of directors and the consent of our general partner. However, our general partner will have no duty or obligation to consent to any merger or consolidation and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. In addition, our partnership agreement generally prohibits our board of directors, without the prior approval of our general partner and the holders of units representing a unit majority, from causing us to, among other things, sell, exchange, or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation, or other combination, or approving on our behalf the sale, exchange, or other disposition of all or substantially all of the assets of our subsidiaries taken as a whole. Our board of directors may, however, mortgage, pledge, hypothecate, or grant a security interest in all or substantially all of our assets without the prior approval of the holders of units representing a unit majority. Our general partner and our board of directors may also determine to sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without the approval of the holders of units representing a unit majority.

If conditions specified in our partnership agreement are satisfied, our board of directors, with the consent of our general partner, may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey some or all of our assets to, a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity. The unit holders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets, or any other transaction or event.

Termination and Dissolution

We will continue as a limited partnership until terminated or converted under our partnership agreement. We will dissolve upon:

(1) the election of our general partner and our board of directors to dissolve us, if approved by the holders of units representing a unit majority;

(2) at any time there are no limited partners unless we are continued without dissolution in accordance with the Marshall Islands Act;

(3) the entry of a decree of judicial dissolution of us; or

(4) the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with the partnership agreement or withdrawal or removal following approval and admission of a successor.

Upon a dissolution under clause (4), the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in the partnership agreement by appointing as general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that the action would not result in the loss of limited liability of any limited partner.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our board of directors that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation pro rata among all outstanding units.

The preceding paragraph is based on the assumption that we do not issue additional classes of equity securities.

The liquidator may defer liquidation or distribution of our assets for a reasonable period or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of our General Partner

Our general partner may withdraw without unit holder approval upon 90 days’ notice to the limited partners. In addition, the partnership agreement permits our general partner to sell or otherwise transfer all of its general partner interest in us without the approval of the unit holders. Please read “—Transfer of General Partner Interest.”

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a majority of the outstanding common units, may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period of time after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. Please read “—Termination and Dissolution.”

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 75% of the outstanding units, including units held by our general partner and its affiliates, voting together as a single class, and we receive an opinion of counsel regarding limited liability. The ownership of more than 25% of the outstanding units by our general partner and its affiliates or controlling our board of directors would provide the practical ability to prevent our general partner’s removal. At the completion of the Distribution, Navios Holdings and Navios Partners will each own approximately 3.7% and 33.5% of the outstanding common units, respectively. Any removal of our general partner is also subject to the successor general partner being approved by the vote of the holders of a majority of the outstanding common units.

Upon the withdrawal or removal of our general partner, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, any employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interest

Our general partner and its affiliates may at any time transfer their general partner interest to one or more persons, without unit holder approval.

Transfer of Ownership Interests in General Partner

At any time, the members of our general partner may sell or transfer all or part of their respective membership interests in our general partner to an affiliate or a third party without the approval of our unit holders.

Change of Management Provisions

The partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Navios Holdings as our general partner or otherwise change management. If any person or group acquires beneficial ownership of or otherwise would have the right to vote more than 4.9% of any class of units then outstanding, that person or group loses voting rights on all of its units in excess of 4.9% of all such units. Our general partner, its affiliates and persons who acquired units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.

Limited Call Right

If at any time our general partner and its affiliates hold more than 80% of the then-issued and outstanding partnership securities of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining partnership securities of the class held by unaffiliated persons as of a record date to be selected by the general partner, on at least ten but not more than 60 days’ notice equal to the greater of (x) the average of the daily closing prices of the partnership securities of such class over the 20 trading days preceding the date three days before the notice of exercise of the call right is first mailed and (y) the highest price paid by our general partner or any of its affiliates for partnership securities of such class during the 90-day period preceding the date such notice is first mailed. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of this limited call right.

As a result of the general partner’s right to purchase outstanding partnership securities, a holder of partnership securities may have the holder’s partnership securities purchased at an undesirable time or price. The tax consequences to a unit holder of the exercise of this call right are the same as a sale by that unit holder of common units in the market. Please read “Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—Sale, Exchange or Other Disposition of Common Units” and “Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of Non-U.S. Holders—Disposition of Units.”

At the completion of the Distribution, our general partner and its affiliates will own approximately 37.2% of the common units.

Management of the Partnership

Under our partnership agreement, our general partner has the authority to oversee and direct our operations, business and affairs, policies and management on an exclusive basis, other than certain powers delegated to or shared with, our board of directors.

Board of Directors

Our board of directors is comprised of seven persons, except that at the closing date, there will be a vacancy of one director. Until our first annual meeting of limited partners after the closing date, all of the members of our board of directors will be appointed by our general partner in its sole discretion, and it is expected that our general partner will appoint a director to the vacant director position. Following our first annual meeting of limited partners after the closing date, three members of the board of directors shall be appointed by our general partner in its sole discretion and four members of the board of directors shall be elected by the common unit holders.

Our board of directors nominates individuals to stand for election as elected board members on a staggered basis at an annual meeting of our limited partners. In addition, any limited partner or group of limited partners that holds beneficially 25% or more of the outstanding common units is entitled to nominate one or more individuals to stand for election as elected board members at the annual meeting by providing written notice to our board of directors not more than 120 days nor less than 90 days prior to the meeting. However, if the date of the annual meeting is not publicly announced by us at least 100 days prior to the date of the meeting, the notice must be delivered to our board of directors not later than ten days following the public announcement of the meeting date. The notice must set forth:

•	the name and address of the limited partner or limited partners making the nomination or nominations;

•	the number of common units beneficially owned by the limited partner or limited partners;

•

the information regarding the nominee(s) proposed by the limited partner or limited partners as required to be included in a proxy statement relating to the solicitation of proxies for the election of directors filed pursuant to the proxy rules of the SEC;

•	the written consent of the nominee(s) to serve as a member of our board of directors if so elected; and

•

a certification that the nominee(s) qualify as elected board members. Our general partner may remove an appointed board member with or without cause at any time. “Cause” generally means a court’s finding a person liable for actual fraud or willful misconduct in his or her capacity as a director. Any and all of the board members may be removed at any time for cause by the affirmative vote of a majority of the other board members. Any and all of the board members appointed by our general partner may be removed for cause at a properly called meeting of the limited partners by a majority of the outstanding units, voting as a single class. If any appointed board member is removed, resigns or is otherwise unable to serve as a board member, our general partner may fill the vacancy. Any and all of the board members elected by the common unit holders may be removed for cause at a properly called meeting of the limited partners by a majority vote of the outstanding common units. If any elected board member is removed, resigns or is otherwise unable to serve as a board member, the vacancy may be filled by a majority of the other elected board members then serving.

Meetings of Limited Partners; Voting

Except as described below regarding a person or group owning more than 4.9% of any class of units then outstanding, unit holders who are record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited. In the case of common units held by our general partner on behalf of non-citizen assignees, our general partner will distribute the votes on those common units in the same ratios as the votes of limited partners on other units are cast.

We will hold a meeting of the limited partners every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting. Any action that is required or permitted to be taken by the unit holders may be taken either at a meeting of the unit holders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unit holders may be called by our board of directors or by unit holders owning at least 25% of the outstanding units of the class for which a meeting is proposed. Unit holders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unit holders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a unit may vote according to the holder’s percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “—Issuance of Additional Securities.” If at any time any person owns beneficially more than 4.9% of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unit holders or calculating required votes (except for purposes of nominating a person for election to our board), determining the presence of a quorum, or for other similar purposes under our partnership agreement, unless otherwise required by law. The voting rights of any such unit holders in excess of 4.9% will effectively be redistributed pro rata among the other unit holders of the same class that are not subject to this voting limitation. Our general partner, its affiliates and persons who acquired units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors. This 4.9% limitation is intended to help preserve our ability to qualify for the benefits of Section 883 of the Code. Units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

Any notice, demand, request report, or proxy material required or permitted to be given or made to record holders of common units under the partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner or Assignee

Except as described above under “—Limited Liability,” the common units will be “fully paid,” and unit holders will not be required to make additional contributions. By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records.

Indemnification

Under the partnership agreement, in most circumstances, we will indemnify:

(1) our general partner;

(2) any departing general partner;

(3) any person who is or was an affiliate of our general partner or any departing general partner;

(4) any person who is or was an officer, director, member or partner of any entity described in (1), (2) or (3) above;

(5) any person who is or was serving as a director, officer, member, partner, fiduciary or trustee of another person at the request of our board of directors, our general partner or any departing general partner;

(6) any person designated by our board of directors; and

(7) the members of our board of directors

to the fullest extent permitted by law, from and against all losses, claims, damages or similar events in which the indemnified person is involved by reason of its status as a person of the type described in one or more of (1) through (7) above.

Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our general partner will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under the partnership agreement.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner and the members of our board of directors for all direct and indirect expenses they incur or payments they make on our behalf and all other expenses allocable to us or otherwise incurred by our general partner or the members of our board of directors in connection with operating our business. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf, and expenses allocated to our general partner by its affiliates. Our board of directors are entitled to determine in good faith the expenses that are allocable to us.

Books and Reports

The partnership agreement requires us to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

We will furnish or make available to record holders of common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter.

Right to Inspect Our Books and Records

The partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable demand and at the limited partner’s own expense, have furnished to the limited partner:

(1) a current list of the name and last known address of each partner;

(2) information as to the amount of cash, and a description and statement of the agreed value of any other property contributed by a partner or that a partner has agreed to contribute;

(3) copies of the partnership agreement, the certificate of limited partnership of the partnership, related amendments and powers of attorney under which they have been executed;

(4) information regarding the status of our business and financial position; and

(5) any other information regarding our affairs as is just and reasonable.

Our board of directors may, and intends to, keep confidential from the limited partners’ trade secrets or other information the disclosure of which our board of directors believes in good faith is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.

Registration Rights

Under the partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units or other partnership securities proposed to be sold by our general partner, Angeliki Frangou or any of their current or future affiliates if an exemption from the registration requirements is not otherwise available or advisable. These registrations may be solely for sales of partnership securities by our general partner, Angeliki Frangou or any of their current or future affiliates, or may also register sales of partnership securities by us or, if we grant registration rights to a unitholder other than our general partner, Angeliki Frangou or any of their current or future affiliates, a third party. These registration rights continue for a period of two years after the later of (1) any withdrawal or removal of Navios Holdings as our general partner and (2) the date on which the holder ceases to be our affiliate; and, in either case, for so long thereafter as is required for the holder to sell all of the securities for which it has requested registration during the two year period. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. Please read “Units Eligible for Future Sale.”

UNITS ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our common units in the public market by us or existing unitholders could adversely affect market prices prevailing from time to time. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

Substantially all of our outstanding 34,603,100 common units will be freely transferable without restriction or further registration under the Securities Act, except for common units received by entities and individuals who are our affiliates and certain common units which may be “restricted securities” as defined in Rule 144 of the Securities Act. Entities and individuals who may be considered our affiliates include entities and individuals who control, are controlled by or are under common control with us, as those terms generally are interpreted for federal securities law purposes. These entities and individuals may include some or all of our directors and executive officers. Following the Distribution, individuals who are our affiliates will hold 12,855,514 common units and our affiliates will be permitted to sell their common units only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemptions afforded by Section 4(a)(1) of the Securities Act or Rule 144 thereunder. To the extent common units may be “restricted securities,” those common units will only be eligible for public sale if they are registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act.

In addition, the partnership agreement provides that we may issue an unlimited number of limited partner interests of any type without a vote of the unit holders. Any issuance of additional common units or other equity securities would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. See “The Partnership Agreement—Issuance of Additional Securities.”

Rule 144

In general, a person who has beneficially owned restricted common units for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted common units of our common units for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale would be subject to additional restrictions, by which such person would be entitled to sell within any three month period only a number of securities that does not exceed the greater of either of the following:

•	1% of the total number of common units outstanding; or

•	the average weekly trading volume of our common units on the Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144 to the extent applicable.

Registration Rights

Under the partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units or other partnership securities proposed to be sold by our general partner, Angeliki Frangou or any of their current or future affiliates if an exemption from the registration requirements is not otherwise available or advisable. These registrations may be solely for sales of partnership securities by our general partner, Angeliki Frangou or any of their current or future affiliates, or may also register sales of partnership securities by us or, if we grant registration rights to a unit holder other than our general partner, Angeliki Frangou or any of their current or future affiliates, a third party. These registration rights continue for a period of two years after the later of (1) any withdrawal or removal of Navios Holdings as our general partner and (2) the date on which the holder ceases to be our affiliate; and, in either case, for so long thereafter as is required for the holder to sell all of the securities for which it has requested registration during the two year period. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. Except as described above, our general partner and its affiliates may sell their units in private transactions at any time, subject to compliance with applicable laws.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax considerations that may be relevant to beneficial owners of our common units.

This discussion is based upon provisions of the Internal Revenue Code, (the “Code”), U.S. Treasury Regulations, and administrative rulings and court decisions, all as in effect or in existence on the date of this prospectus and all of which are subject to change or differing interpretations by the Internal Revenue Service (the “IRS”) or a court, possibly with retroactive effect. Changes in these authorities may cause the tax consequences of ownership of our common units to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to Navios Maritime Containers L.P.

The following discussion applies only to beneficial owners of common units that own the common units as “capital assets” (generally, property held for investment purposes). The following discussion does not address all aspects of U.S. federal income taxation which may be important to particular beneficial owners of common units in light of their individual circumstances, such as (i) beneficial owners of common units subject to special tax rules (e.g., banks or other financial institutions, real estate investment trusts, regulated investment companies, insurance companies, broker-dealers, traders that elect to mark-to-market for U.S. federal income tax purposes, tax-exempt organizations and retirement plans, individual retirement accounts and tax-deferred accounts, persons that acquire the common units as compensation or former citizens or long-term residents of the United States) or to persons that will hold the common units as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, (ii) S corporations, partnerships or other entities classified as partnerships for U.S. federal income tax purposes or their shareholders or partners, (iii) U.S. Holders (as defined below) that have a functional currency other than the U.S. dollar, or (iv) beneficial owners of common units that actually or constructively own 2.0% or more (by vote or value) of our common units or are otherwise entitled to claim a “participation exemption” with respect to our common units, all of whom may be subject to tax rules that differ significantly from those summarized below. If a partnership or other entity classified as a partnership for U.S. federal income tax purposes holds our common units, the tax treatment of its partners generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. If you are a partner in a partnership holding our common units, you should consult your own tax advisor regarding the tax consequences to you of the partnership’s ownership of our common units.

No ruling has been obtained or will be requested from the IRS, regarding any matter affecting us or prospective holders of our common units. The opinions and statements made herein may be challenged by the IRS and, if so challenged, may not be sustained upon review in a court.

This discussion does not contain information regarding any state or local, estate, gift or alternative minimum tax considerations concerning the ownership or disposition of common units.

Each prospective beneficial owner of our common units should consult its own tax advisor regarding the U.S. federal, state, local, and other tax consequences of the ownership or disposition of common units.

Conversion to a Limited Partnership; Election to be Treated as a Corporation

As discussed under “Prospectus Summary—Organizational Structure,” we were a private corporation incorporated under the laws of the Marshall Islands, Navios Maritime Containers Inc., and we converted into a limited partnership organized under the laws of the Marshall Islands, Navios Maritime Containers L.P. Navios Maritime Containers L.P. will file an election to be treated as a corporation for U.S. federal income tax purposes, which election will specify an effective date that is the date of the conversion. Consequently, the conversion is not expected to be a taxable event for U.S. federal income tax purposes and, subject to the discussion below of the Distribution, U.S. Holders (as defined below) of common units of Navios Maritime Containers L.P. are expected to have the same basis and holding period in their common units as such holders had in their shares of Navios Maritime Containers Inc. prior to the conversion. Since Navios Maritime Containers L.P. will be treated as a corporation for U.S. federal income tax purposes, among other things, U.S. Holders will not directly be subject to U.S. federal income tax on their shares of our income, but rather will be subject to U.S. federal income tax on distributions received from us and dispositions of common units as described below.

U.S. Federal Income Taxation of the Distribution

Generally, the fair market value of property, such as our common units, that is distributed by another corporation, such as Navios Partners, will be treated as a taxable distribution for U.S. federal income tax purposes. Section 355 of the Code, however, provides that a company may undergo a corporate division and distribute stock of a controlled corporation on a tax-free basis if the distributing corporation is in “control” of the controlled corporation immediately prior to the distribution and distributes an amount of stock sufficient to constitute “control” of the controlled corporation (with control defined generally as 80% or more of the voting power and 80% or more of the shares of all other classes of stock of the controlled corporation) and certain other requirements are met. We do not expect the Distribution to satisfy the “control” requirements of Section 355 of the Code. Consequently, U.S. Holders that receive our common units in the Distribution will be treated as receiving a distribution from Navios Partners in an amount equal to the fair market value of our common units received, which will be taxable as a dividend to the extent of the current or accumulated earnings and profits of Navios Partners, as determined under U.S. federal income tax principles. Distributions in excess of such current and accumulated earnings and profits will be treated first as a non-taxable return of capital to the extent of the U.S. Holder’s tax basis in its common units of Navios Partners, on a dollar-for-dollar basis, and thereafter as capital gain, which will be either long-term or short-term capital gain depending upon whether the U.S. Holder held the common units of Navios Partners for more than one year at the time of the Distribution. A U.S. Holder’s basis in our common units received in the Distribution will be equal to the fair market value of such common units and the U.S. Holder’s holding period in our common units will begin on the day following the Distribution.

To the extent that the distribution of our common units in the Distribution is taxable as a dividend, a U.S. Holder will generally be subject to tax on such dividend at ordinary income rates, unless the dividend is treated as qualified dividend income. Qualified dividend income is taxable to a non-corporate U.S. Holder at preferential long-term capital gain tax rates. To the extent that the Distribution is taxable as a dividend, such dividend will be treated as “qualified dividend income” provided that: (i) the common units of Navios Partners are traded on an “established securities market” in the United States (such as the New York Stock Exchange where the common units of Navios Partners are traded) and are “readily tradeable” on such an exchange; (ii) Navios Partners is not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which Navios Partners does not believe it is, has been or will be); (iii) the non-corporate U.S. Holder has owned the common units of Navios Partners for more than 60 days during the 121-day period beginning 60 days before the date on which the common units of Navios Partners become ex-dividend with respect to the Distribution (and has not entered into certain risk limiting transactions with respect to such common units); and (iv) the non-corporate U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that our common units received in the Distribution will be eligible for these preferential rates in the hands of a U.S. Holder. In addition, a 3.8% tax may apply to certain investment income. See “Medicare Tax” below.

U.S. Holders that are corporations generally will not be entitled to claim a dividend received deduction with respect to the Distribution. To the extent that the Distribution is taxable as a dividend, such dividend will be treated as foreign source income and generally will be treated as “passive category income” for U.S. foreign tax credit purposes.

Special rules may apply to any amounts received in respect of common units of Navios Partners that are treated as “extraordinary dividends.” In general, an extraordinary dividend is a dividend with respect to a common unit of Navios Partners that is equal to or in excess of 10.0% of a U.S. Holder’s adjusted tax basis (or fair market value upon the U.S. Holder’s election) in such common unit of Navios Partners. In addition, extraordinary dividends include dividends received within a one-year period that, in the aggregate, equal or exceed 20.0% of a U.S. Holder’s adjusted tax basis (or fair market value) in a common unit of Navios Partners If a U.S. Holder receives an “extraordinary dividend” on its common units of Navios Partners that is treated as “qualified dividend income,” then any loss recognized by a U.S. Individual Holder from the sale or exchange of such common units will be treated as long-term capital loss to the extent of the amount of such dividend.

A Non-U.S. Holder (as defined below) will generally not be subject to U.S. federal income tax on the Distribution as long it is not engaged in a U.S. trade or business. If a Non-U.S. Holder is engaged in a U.S. trade or business, such Non-U.S. Holder will be subject to U.S. federal income tax with respect to the Distribution to the extent that it constitutes income or gain effectively connected with the Non-U.S. Holder’s conduct of a U.S. trade or business (and a corporate Non-U.S. Holder may also be subject to U.S. federal branch profits tax).

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of our common units that:

•	is an individual U.S. citizen or resident (as determined for U.S. federal income tax purposes),

•	a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) organized under the laws of the United States or any of its political subdivisions,

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

•

a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more “United States persons” (as defined in the Code) have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under current Treasury Regulations to be treated as a “United States person.”

Distributions

Subject to the discussion below of the rules applicable to a passive foreign investment company (“PFIC”), any distributions to a U.S. Holder made by us with respect to our common units generally will constitute dividends, which will be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will be treated first as a non-taxable return of capital to the extent of the U.S. Holder’s tax basis in its common units on a dollar-for-dollar basis, and thereafter as capital gain, which will be either long-term or short-term capital gain depending upon whether the U.S. Holder held the common units for more than one year. U.S. Holders that are corporations generally will not be entitled to claim a dividend received deduction with respect to distributions they receive from us. Dividends received with respect to the common units will be treated as foreign source income and generally will be treated as “passive category income” for U.S. foreign tax credit purposes.

Dividends received with respect to our common units by a U.S. Holder who is an individual, trust or estate (a “non-corporate U.S. Holder”) generally will be treated as “qualified dividend income” that is taxable to such non-corporate U.S. Holder at long-term capital gain tax rates, provided that: (i) our common units are traded on an “established securities market” in the United States (such as the Nasdaq Global Select Market where our common units will be traded) and are “readily tradeable” on such an exchange; (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are or will be, as discussed below); (iii) the non-corporate U.S. Holder has owned the common units for more than 60 days during the 121-day period beginning 60 days before the date on which the common units become ex-dividend (and has not entered into certain risk limiting transactions with respect to such common units); and (iv) the non-corporate U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. Any dividends paid on our common units that are not eligible for these preferential rates will be taxed as ordinary income to a non-corporate U.S. Holder. In addition, a 3.8% tax may apply to certain investment income. See “Medicare Tax” below.

Special rules may apply to any amounts received in respect of our common units that are treated as “extraordinary dividends.” In general, an extraordinary dividend is a dividend with respect to a common unit that is equal to or in excess of 10.0% of a U.S. Holder’s adjusted tax basis (or fair market value upon the U.S. Holder’s election) in such common unit. In addition, extraordinary dividends include dividends received within a one-year period that, in the aggregate, equal or exceed 20.0% of a U.S. Holder’s adjusted tax basis (or fair market value) in a common unit. If we pay an “extraordinary dividend” on our common units that is treated as “qualified dividend income,” then any loss recognized by a U.S. Individual Holder from the sale or exchange of such common units will be treated as long-term capital loss to the extent of the amount of such dividend.

Sale, Exchange or Other Disposition of Common Units

Subject to the discussion of PFICs below, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of our common units in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s adjusted tax basis in such units. The U.S. Holder’s initial tax basis in the common units generally will be the U.S. Holder’s purchase price for the common units and that tax basis will be reduced (but not below zero) by the amount of any distributions on the common units that are treated as non-taxable returns of capital (as discussed under “—Distributions” above). Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition.

A corporate U.S. Holder’s capital gains, long-term and short-term, are taxed at ordinary income tax rates. If a corporate U.S. Holder recognizes a loss upon the disposition of our common units, such U.S. Holder is limited to using the loss to offset other capital gain. If a corporate U.S. Holder has no other capital gain in the tax year of the loss, it may carry the capital loss back three years and forward five years.

Long-term capital gains of non-corporate U.S. Holders are subject to the favorable tax rate of a maximum of 20%. In addition, a 3.8% tax may apply to certain investment income. See “Medicare Tax” below. A non-corporate U.S. Holder may deduct a capital loss resulting from a disposition of our common units to the extent of capital gains plus up to $3,000 ($1,500 for married individuals filing separate tax returns) annually and may carry forward a capital loss indefinitely.

PFIC Status and Significant Tax Consequences

In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which the holder held our common units, either:

•

at least 75.0% of our gross income (including the gross income of our vessel-owning subsidiaries) for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or

•

at least 50.0% of the average value of the assets held by us (including the assets of our vessel-owning subsidiaries) during such taxable year produce, or are held for the production of, passive income.

Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income generally would constitute “passive income” unless we were treated as deriving our rental income in the active conduct of a trade or business under the applicable rules. The PFIC provisions contain a look-through rule under which we will be treated as earning directly our proportionate share of any income, and owning directly our proportionate share of any assets, of another corporation if we own at least 25% of the value of the stock of such other corporation.

Based on our current and projected methods of operations, we believe that we will not be a PFIC for our current taxable year, and we expect that we will not become a PFIC with respect to any future taxable year. In this regard, we believe that, although there is no authority directly on point and, accordingly, the matter is not free from doubt, (1) the income we receive from the time chartering activities and assets engaged in generating such income should not be treated as passive income or assets, respectively, and (2) so long as our income from time charters exceeds 25.0% of our gross income for each taxable year after our initial taxable year and the value of our vessels contracted under time charters exceeds 50.0% of the average value of our assets for each taxable year after our initial taxable year, we should not be a PFIC. Our conclusion is based on our expectations and projections regarding our structure, assets, income and charters and its validity is conditioned on the accuracy of such expectations and projections. We express no belief regarding our PFIC status with respect to any U.S. Holder that acquired common units prior to the listing of the common units on the Nasdaq Global Select Market or any U.S. person that acquired common shares of Navios Maritime Containers Inc.

In addition, our view is based principally on the conclusion that, for purposes of determining whether we are a PFIC, the gross income we derive or are deemed to derive from the time chartering activities of our wholly owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our subsidiaries own and operate in connection with the production of such income, in particular, the vessels we or our subsidiaries own that are subject to time charters, should not constitute passive assets for purposes of determining whether we are or have been a PFIC.

We expect that all of the vessels in our fleet will be engaged in time chartering activities and intend to treat our income from those activities as non-passive income, and the vessels engaged in those activities as non-passive assets, for PFIC purposes. We believe that there is a significant amount of legal authority consisting of the Code, legislative history, IRS pronouncements and rulings supporting our position that the income from our time chartering activities constitutes services income (rather than rental income). There is, however, no direct legal authority under the PFIC rules addressing whether income from time chartering activities is services income or rental income. Moreover, in a case not interpreting the PFIC rules, Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), the Fifth Circuit held that the vessel time charters at issue generated predominantly rental income rather than services income. However, the IRS stated in an Action on Decision (AOD 2010-001) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s AOD, however, is an administrative action that cannot be relied upon or otherwise cited as precedent by taxpayers.

Our view is not binding on the IRS or any court. Thus, there is a possibility that the IRS or a court could disagree with this position. In addition, the determination of whether we are a PFIC in any taxable year is fact specific and will depend upon the portion of our assets (including goodwill) and income that are characterized as passive under the PFIC rules and other factors, some of which may be beyond our control. In particular, because the total value of our assets for purposes of the asset test described above will generally be calculated using the market price of our common units, our PFIC status may depend in large part on the market price of our common units. Accordingly, fluctuations in the market price of the common units may cause us to become a PFIC. In addition, the composition of our income and assets will be affected by how, and how quickly, we use the cash generated by our business operations and any net proceeds that we receive from any future financing or capital transactions. The PFIC determination also depends on the application of complex U.S. federal income tax rules concerning the classification of our assets and income for this purpose, and these rules are uncertain in some respects. Further, the PFIC determination is made annually and, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the method of our operations, or the nature or composition of our income or assets, will not change in the future and that we will not become a PFIC.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year in which a U.S. Holder owned our common units, the U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which we refer to as a “QEF election.” As an alternative to making a QEF election, the U.S. Holder should be able to make a “mark-to-market” election with respect to our common units, as discussed below. In addition, if we were treated as a PFIC for any taxable year in which a U.S. Holder owned our common units, the U.S. Holder generally would be required to file IRS Form 8621 with the U.S. Holder’s U.S. federal income tax return for each year to report the U.S. Holder’s ownership of such common units. Substantial penalties apply to any failure to timely file IRS Form 8621, unless the failure is shown to be due to reasonable cause and not due to willful neglect. In the event a U.S. Holder does not file IRS Form 8621, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year will not close before the date which is three years after the date on which such report is filed.

Taxation of U.S. Holders Making a Timely QEF Election

If we were to be treated as a PFIC for any taxable year, and a U.S. Holder makes a timely QEF election (any such U.S. Holder, an “Electing Holder”), the Electing Holder must report for U.S. federal income tax purposes its pro rata share of our ordinary earnings and net capital gain, if any, for our taxable year that ends with or within the Electing Holder’s taxable year, regardless of whether or not the Electing Holder received any distributions from us in that year. Such income inclusions would not be eligible for the preferential tax rates applicable to “qualified dividend income.” The Electing Holder’s adjusted tax basis in our common units will be increased to reflect taxed but undistributed earnings and profits. Distributions to the Electing Holder of our earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder’s adjusted tax basis in our common units and will not be taxed again once distributed. The Electing Holder would not, however, be entitled to a deduction for its pro rata share of any losses that we incur with respect to any year. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our common units.

Even if a U.S. Holder makes a QEF election for one of our taxable years, if we were a PFIC for a prior taxable year during which the U.S. Holder owned our common units and for which the U.S. Holder did not make a timely QEF election, the U.S. Holder would also be subject to the more adverse rules described below under “—Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election.” However, under certain circumstances, a U.S. Holder may be permitted to make a retroactive QEF election with respect to us for any open taxable years in the U.S. Holder’s holding period for our common units in which we are treated as a PFIC.

A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with the U.S. Holder’s U.S. federal income tax return. If, contrary to our expectations, we were to determine that we are treated as a PFIC for any taxable year, we would notify all U.S. Holders and would provide all necessary information to any U.S. Holder that requests such information in order to make the QEF election described above with respect to us. A QEF election would not apply to any taxable year for which we are not a PFIC, but would remain in effect with respect to any subsequent taxable year for which we are a PFIC, unless the IRS consents to the revocation of the election.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

If we were to be treated as a PFIC for any taxable year and, as we anticipate, our common units were treated as “marketable stock,” then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common units, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the U.S. Holder’s common units at the end of the taxable year over the holder’s adjusted tax basis in the common units. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common units over the fair market value thereof at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in the U.S. Holder’s common units would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our common units would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of the common units would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. A mark-to-market election would not apply to our common units owned by a U.S. Holder in any taxable year during which we are not a PFIC, but would remain in effect with respect to any subsequent taxable year for which we are a PFIC, unless our common units are no longer treated as “marketable stock” or the IRS consents to the revocation of the election.

Even if a U.S. Holder makes a “mark-to-market” election for one of our taxable years, if we were a PFIC for a prior taxable year during which the U.S. Holder owned our common units and for which the U.S. Holder did not make a timely mark-to-market election, the U.S. Holder would also be subject to the more adverse rules described below under “—Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election.”

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

If we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a timely QEF election or a timely “mark-to-market” election for that year (i.e., the taxable year in which the U.S. Holder’s holding period commences), whom we refer to as a “Non-Electing Holder,” would be subject to special rules resulting in increased tax liability with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common units in a taxable year in excess of 125.0% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common units), and (2) any gain realized on the sale, exchange or other disposition of our common units. Under these special rules:

•	the excess distribution and any gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common units;

•	the amount allocated to the current taxable year and any year prior to the year we were first treated as a PFIC with respect to the Non-Electing Holder would be taxed as ordinary income; and

•

the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

If we were treated as a PFIC for any taxable year, a U.S. Holder would be treated as owning a proportionate amount of any shares that we own, directly or indirectly by application of certain attribution rules, in other PFICs (including any of our subsidiaries, if they are PFICs) and would be subject to the PFIC rules on a separate basis with respect to its indirect interests in any such PFICs. A mark-to-market election would not be available with respect to the shares of any such lower-tier PFICs. In addition, if we were treated as a PFIC for any taxable year and a Non-Electing Holder who is an individual dies while owning our common units, such holder’s successor generally would not receive a step-up in tax basis with respect to such common units.

Medicare Tax

A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will generally be subject to a 3.8% tax on the lesser of (i) the U.S. Holder’s “net investment income” for a taxable year and (ii) the excess of the U.S. Holder’s modified adjusted gross income for such taxable year over $200,000 ($250,000 in the case of joint filers). For these purposes, “net investment income” will generally include dividends paid with respect to our common units and net gain attributable to the disposition of our common units not held in connection with certain trades or businesses, but will be reduced by any deductions properly allocable to such income or net gain.

If we were to be treated as a PFIC for any taxable year, solely for purposes of this additional tax, a U.S. Holder who has made a QEF election will generally be required to include in net investment income the amount of dividends (including distributions of previously taxed income), rather than the amount the U.S. Holder is required to include in its gross income under the QEF rules. Additionally, to determine the amount of any net gain attributable to the sale, exchange or other disposition of our common units, solely for purposes of this additional tax, a U.S. Holder who has made a QEF election will generally be required to recalculate its adjusted tax basis in its common units excluding QEF election basis adjustments.

Alternatively, if we were to be treated as a PFIC for any taxable year, a U.S. Holder who made a QEF election may generally make an election to cause the rules applicable to inclusions of income and gain, receipt of distributions and adjustments to tax basis with respect to a QEF to apply for purposes of this additional 3.8% tax. This election is generally required to be made for the first taxable year for which the U.S. Holder is required to include an amount in gross income under the QEF rules with respect to an interest in us and is subject to the additional tax on net investment income (or would be subject to such tax absent this election). Once made, this election is effective with respect to all interests in us held by the U.S. Holder in that year or acquired by the U.S. Holder in future taxable years. U.S. Holders should consult their own tax advisors regarding the applicability of this tax to any of their income or gains in respect of our common units.

U.S. Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our common units (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is a “Non-U.S. Holder.”

Distributions

Distributions that we pay to a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax if the Non-U.S. Holder is not engaged in a U.S. trade or business. If the Non-U.S. Holder is engaged in a U.S. trade or business, distributions from us will generally be subject to U.S. federal income tax to the extent that such distributions constitute income effectively connected with the Non-U.S. Holder’s U.S. trade or business (and a corporate Non-U.S. Holder may also be subject to U.S. federal branch profits tax). However, distributions paid to a Non-U.S. Holder who is engaged in a trade or business may be exempt from taxation under an income tax treaty if the income arising from the distribution is not attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder.

Disposition of Units

In general, a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax on any gain resulting from the disposition of our common units provided the Non-U.S. Holder is not engaged in a U.S. trade or business. A Non-U.S. Holder that is engaged in a U.S. trade or business will be subject to U.S. federal income tax in the event the gain from the disposition of units is effectively connected with the conduct of such U.S. trade or business (provided, in the case of a Non-U.S. Holder entitled to the benefits of an income tax treaty with the United States, such gain also is attributable to a U.S. permanent establishment). However, even if not engaged in a U.S. trade or business, individual Non-U.S. Holders may be subject to tax on gain resulting from the disposition of our common units if they are present in the United States for 183 days or more during the taxable year in which those units are disposed and meet certain other requirements.

Backup Withholding and Information Reporting

In general, payments to a non-corporate U.S. Holder of distributions (including our common units that are received by a Non-U.S. Holder from Navios Partners, in the Distribution, as well as distributions that we pay to a non-corporate U.S. Holder) or the proceeds of a disposition of common units may be subject to information reporting. These payments to a non-corporate U.S. Holder also may be subject to backup withholding (currently at a rate of 24%), if the non-corporate U.S. Holder:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that he has failed to report all interest or corporate distributions required to be reported on his U.S. federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

A U.S. Holder generally is required to certify its compliance with the backup withholding rules on IRS Form W-9.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8BEN-E, W-8ECI or W-8IMY, as applicable.

Backup withholding is not an additional tax. Rather, a unitholder generally may obtain a credit for any amount withheld against his liability for U.S. federal income tax (and obtain a refund of any amounts withheld in excess of such liability) by filing a U.S. federal income tax return with the IRS.

Individual U.S. Holders (and to the extent specified in applicable Treasury Regulations, certain individual Non-U.S. Holders and certain U.S. Holders that are entities) that hold “specified foreign financial assets,” including our common units, whose aggregate value exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher amounts as prescribed by applicable U.S. Treasury Regulations) are required to file a report on IRS Form 8938 with information relating to the assets for each such taxable year. Specified foreign financial assets would include, among other things, our common units, unless such common units are held in an account maintained by a U.S. “financial institution” (as defined). Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual U.S. Holder (and to the extent specified in applicable Treasury Regulations, an individual Non-U.S. Holder or a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. U.S. Holders (including U.S. entities) and Non-U.S. Holders should consult their own tax advisors regarding their reporting obligations.

MARSHALL ISLANDS TAX CONSIDERATIONS

The following discussion is based upon the laws of the Republic of the Marshall Islands, and the current laws of the Republic of the Marshall Islands applicable to persons who do not reside in, maintain offices in or engage in business in the Republic of the Marshall Islands.

Because we and our subsidiaries do not and do not expect to conduct business or operations in the Republic of the Marshall Islands, under current Marshall Islands law you will not be subject to Marshall Islands taxation or withholding on distributions, including upon distribution treated as a return of capital, we make to you as a unit holder. In addition, you will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of common units, and you will not be required by the Republic of the Marshall Islands to file a tax return relating to your ownership of common units.

EACH UNIT HOLDER IS URGED TO CONSULT HIS OWN TAX, LEGAL AND OTHER ADVISORS REGARDING THE CONSEQUENCES OF OWNERSHIP OF COMMON UNITS UNDER THE UNIT HOLDER’S PARTICULAR CIRCUMSTANCES.

SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES

We are organized under the laws of the Marshall Islands as a limited partnership. Our general partner is organized under the laws of the Marshall Islands as a limited liability company. The Marshall Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent.

Most of our directors and officers and those of our subsidiaries are residents of countries other than the United States. Substantially all of our and our subsidiaries’ assets and a substantial portion of the assets of our directors and officers are located outside the United States. As a result, it may be difficult or impossible for U.S. investors to effect service of process within the United States upon us, our directors or officers, our general partner or our subsidiaries or to realize against us or them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. However, we have expressly submitted to the jurisdiction of the U.S. federal and New York state courts sitting in the City of New York for the purpose of any suit, action or proceeding arising under the securities laws of the United States or any state in the United States, and we have appointed C T Corporation System, 111 8th Avenue, New York, New York 10011 to accept service of process on our behalf in any such action.

Reeder & Simpson P.C., our counsel as to Marshall Islands law, has advised us that there is uncertainty as to whether the courts of the Marshall Islands would (i) recognize or enforce against us, our general partner or our directors or officers judgments of courts of the United States based on civil liability provisions of applicable U.S. federal and state securities laws or (ii) impose liabilities against us, our general partner or our directors and officers in original actions brought in the Marshall Islands, based on these laws.

LEGAL MATTERS

The validity of the common units and certain other legal matters with respect to the laws of the Republic of the Marshall Islands will be passed upon for us by our counsel as to Marshall Islands law, Reeder & Simpson P.C.

EXPERTS

The consolidated financial statements of Navios Maritime Containers L.P. as of December 31, 2017 and for the period from inception (April 28, 2017) through December 31, 2017 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young (Hellas) Certified Auditors Accountants S.A., independent registered public accounting firm, as set forth in their report thereon, appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in auditing and accounting. The address of Ernst & Young (Hellas) Certified Auditors Accountants S.A. is 8B Chimarras Street, 15125 Maroussi, Greece.

The discussion contained in the section of this prospectus entitled “The International Container Shipping Industry” has been reviewed by Drewry Shipping Consultants Ltd., which has confirmed to us that it accurately describes the industry, subject to the reliability of the data supporting the statistical and graphical information presented in this prospectus.

The statistical and graphical information we use in this prospectus has been compiled by Drewry from its database. Drewry compiles and publishes data for the benefit of its clients. Its methodologies for collecting data, and therefore the data collected, may differ from those of other sources, and its data do not reflect all or even necessarily a comprehensive set of the actual transactions occurring in the market.

EXPENSES OF THE REGISTRATION AND DISTRIBUTION

The following table sets forth the main costs and expenses which we will be required to pay in connection with the Distribution.

SEC registration fee	$531
The Nasdaq Global Select Market listing fee	125,000
Legal fees and expenses	500,000
Accounting fees and expenses	30,000
Printing and engraving costs	150,000
Transfer and distribution agent fees	100,000
Miscellaneous	50,000

Total	$955,531

All amounts are estimated, except the SEC registration fee and the Nasdaq Global Select Market listing fee.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1 regarding the common units. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common units offered in this prospectus, you may wish to review the full registration statement, including its exhibits. The registration statement, including the exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at 100 F Street, N.E, Washington, D.C. 20549, at prescribed rates or from the SEC’s web site on the Internet at http://www.sec.gov free of charge. Please call the SEC at 1-800-SEC-0330 for further information on public reference room.

Upon completion of the Distribution, we will be subject to the information requirements of the Exchange Act, and, in accordance therewith, we will be required to file with the SEC annual reports on Form 20-F within four months of our fiscal year-end, and provide to the SEC other material information on Form 6-K. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC’s website as provided above. We expect to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website at www.navios-containers.com, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, certain rules prescribing the furnishing and content of proxy statements, and our directors and executive officers and principal unit holders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, including the filing of quarterly reports or current reports on Form 8-K. However, we intend to furnish or make available to our unit holders annual reports containing our audited consolidated financial statements prepared in accordance with U.S. GAAP and make available to our unit holders quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each fiscal year. Our annual report will contain a detailed statement of any transactions with our general partner or its affiliates, and of fees, commissions, compensation and other benefits paid or accrued to our general partner or its affiliates for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.

INDEX TO FINANCIAL STATEMENTS

Page
Navios Maritime Containers L.P.

Audited Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheet at December 31, 2017	F-3

Consolidated Statements of Income for the Period April 28, 2017 (Date of Inception) to December 31, 2017	F-4

Consolidated Statements of Cash Flows for the Period April 28, 2017 (Date of Inception) to December 31, 2017	F-5

Consolidated Statements of Changes in Partners’ Capital for the Period April 28, 2017 (Date of Inception) to December 31, 2017	F-6

Notes to the Consolidated Financial Statements	F-7

Unaudited Condensed Consolidated Financial Statements

Condensed Consolidated Balance Sheets at September 30, 2018 (unaudited) and December 31, 2017	F-23

Unaudited Condensed Consolidated Statements of Income for the Three Month Periods Ended September 30, 2018 and 2017, for the Nine Month Period Ended September 30, 2018 and for the Period April 28, 2017 (Date of Inception) to September 30, 2017

F-24

Unaudited Condensed Consolidated Statements of Cash Flows for the Nine Month Period Ended September 30, 2018 and for the Period April 28, 2017 (Date of Inception) to September 30, 2017	F-25

Unaudited Condensed Consolidated Statements of Changes in Partners’ Capital for the Nine Month Period Ended September 30, 2018 and for the Period April 28, 2017 (Date of Inception) to September 30, 2017

F-26

Notes to the Condensed Consolidated Financial Statements (unaudited)	F-27

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners of Navios Maritime Containers L.P.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Navios Maritime Containers L.P. (the “Company”) as of December 31, 2017, and the related consolidated statements of operations, changes in partners’ capital and cash flows for the period from inception (April 28, 2017) through December 31, 2017 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Navios Maritime Containers L.P. at December 31, 2017, and the consolidated results of its operations and its cash flows for the period from inception (April 28, 2017) through December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we were required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

We have served as Company’s auditor since 2018.

Athens, Greece

June 15, 2018

(except for Notes 1, 13 and 14 as to which the date is November 30, 2018)

NAVIOS MARITIME CONTAINERS L.P.

CONSOLIDATED BALANCE SHEET

(Expressed in thousands of U.S. dollars—except for unit data)

	Notes	December 31, 2017
ASSETS
Current assets
Cash and cash equivalents	2,3	$14,221
Restricted Cash	2,3	280
Accounts receivable, net	4	642
Balance due from related parties, current	11	5,643
Inventories		536
Prepaid and other current assets		49

Total current assets		21,371

Vessels, net	5	177,597
Intangible Assets	6	58,496
Deferred dry dock and special survey costs, net		3,582
Balance due from related parties, non-current	8,11	5,765

Total non-current assets		245,440

Total assets		$266,811

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable		$582
Accrued expenses		3,934
Deferred income and cash received in advance		2,544
Current portion of long-term debt, net	7,8	42,499

Total current liabilities		49,559

Long-term debt, net of current portion	7,8	76,534

Total non-current liabilities		76,534

Total liabilities		126,093

Commitments and contingencies	10
Partners’ capital
Common unit holders (29,148,554 units issued and outstanding as of December 31, 2017)	14	140,718
Total Partners’ capital		140,718

Total liabilities and Partners’ capital		$266,811

See notes to consolidated financial statements.

NAVIOS MARITIME CONTAINERS L.P.

CONSOLIDATED STATEMENTS OF INCOME

(Expressed in thousands of U.S. dollars—except for unit and per unit data)

	Notes	Period from April 28, 2017 (date of inception) to December 31, 2017
Revenue	2	39,188
Time charter and voyage expenses	2	(1,257)
Direct vessel expenses		(672)
Management fees (entirely through related parties transactions)	11	(16,488)
General and administrative expenses	11	(2,262)
Depreciation and amortization	5,6	(13,578)
Interest expense and finance cost, net		(2,268)
Other expense, net		(25)

Net income		$2,638

Net earnings per common unit, basic and diluted	13	$0.14
Weighted average number of common units, basic and diluted	13	18,371,855

See notes to consolidated financial statements.

NAVIOS MARITIME CONTAINERS L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars—except for unit data)

	Note	Period from April 28, 2017 (date of inception) to December 31, 2017
OPERATING ACTIVITIES:
Net income		$2,638
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,6	13,578
Amortization of deferred financing costs		430
Amortization of deferred drydock and special survey costs		225
Changes in operating assets and liabilities:
Increase in accounts receivable		(642)
Increase in balance due from related companies, current		(5,195)
Increase in inventories		(536)
Increase in prepaid and other current assets		(4)
Increase in balance due from related parties, non-current		(5,765)
Increase in accounts payable		536
Increase in accrued expenses		2,541
Decrease in due to related companies		(1,674)
Increase in deferred income and cash received in advance		298
Payments for dry dock and special survey costs		(3,807)

Net cash provided by operating activities		$2,623

INVESTING ACTIVITIES:
Cash acquired through asset acquisition		5,433
Acquisition of vessels and time charters at favorable terms	5,6	(254,660)

Net cash used in investing activities		$(249,227)

FINANCING ACTIVITIES:
Proceeds from long-term borrowings, net	7	127,760
Repayment of long term debt		(8,340)
Debt issuance costs		(815)
Increase in restricted cash		(280)
Proceeds from private placements, net of offering costs	14	142,500

Net cash provided by financing activities		260,825

Increase in cash and cash equivalents		14,221

Cash and cash equivalents, beginning of period		—
Cash and cash equivalents, end of period		$14,221

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest, net		$1,599

See notes to consolidated financial statements.

NAVIOS MARITIME CONTAINERS L.P.

CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

(Expressed in thousands of U.S. dollars—except for unit data)

For the period from April 28, 2017 (date of inception) to December 31, 2017

	Common Unit holders
	Units	Amount	Total Partners’ Capital
Balance, April 28, 2017 (date of inception)	—	$—	$—
Proceeds from private placements, net of offering costs	29,148,554	142,503	142,503
Deemed distribution	—	(4,423)	(4,423)
Net income	—	2,638	2,638
Balance, December 31, 2017	29,148,554	$140,718	$140,718

See notes to consolidated financial statements.

NOTE 1: DESCRIPTION OF BUSINESS

Navios Maritime Containers Inc. (“Navios Containers Inc.”) was incorporated in the Republic of the Marshall Islands on April 28, 2017. The Company is a growth vehicle dedicated to the container sector of the maritime industry.

Conversion into Limited Partnership

On November 30, 2018, Navios Containers Inc. was converted into a limited partnership, Navios Maritime Containers L.P. (“Navios Containers L.P.” or the “Company”).

The financial statements of the Company have been presented giving retroactive effect to the conversion described above which was treated as a reorganization made within the context of the Company’s above-mentioned transactions. Accordingly, the consolidated financial statements include the historical financial statements of Navios Containers from April 28, 2017 (its date of incorporation) through December 31, 2017.

As of December 31, 2017, Navios Containers Inc. had a total of 29,148,554 shares of common stock outstanding and a total of 2,477,627 warrants outstanding. Navios Maritime Partners L.P. (“Navios Partners”) holds 9,818,182 common shares representing 33.7% of the equity and Navios Maritime Holdings Inc. (“Navios Holdings”) holds 1,000,000 common shares representing 3.4% of the equity of Navios Containers Inc. Each of Navios Partners and Navios Holdings also holds warrants, with a five-year term, for 6.8% and 1.7% of the total equity of Navios Containers Inc., respectively.

Navios Containers Inc. also registered its shares for trading on the Norwegian OTC List on June 12, 2017 under the ticker NMCI.

The operations of Navios Containers L.P. are managed by a wholly-owned subsidiary of Navios Holdings (the “Manager”), from its offices in Piraeus, Greece, Singapore and Monaco.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)

Basis of Presentation: The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The Company had no items of other comprehensive income for the period April 28, 2017 (date of inception) to December 31, 2017.

Based on internal forecasts and projections that take into account reasonably possible changes in our trading performance, management believes that the Company has adequate financial resources to continue in operation and meet its financial commitments, including but not limited to capital expenditures and debt service obligations, for a period of at least twelve months from the date of issuance of these consolidated financial statements. Accordingly, the Company continues to adopt the going concern basis in preparing its financial statements.

Early Adoption of ASU 2017-01, “Business Combinations” (Topic 805): In January 2017, FASB issued ASU 2017-01, “Business Combinations” to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisition (or disposals) of assets or businesses. Under current implementation guidance the existence of an integrated set of acquired activities (inputs and processes that generate outputs) constitutes an acquisition of business. This ASU provides a screen to determine when a set of assets and activities does not constitute a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This update is effective for public entities with reporting periods beginning after December 15, 2017, including interim periods within those years. The amendments of this ASU should be applied prospectively on or after the effective date. Early adoption is permitted, including adoption in an interim period 1) for transactions for which the acquisition date occurs before the issuance date or effective date of the ASU, only when the transaction has not been reported in financial statements that have been issued or made available for issuance and 2) for transactions in which a subsidiary is deconsolidated or a group of assets is derecognized at a time before the issuance date or effective date of the amendments, only when the transaction has not been reported in financial statements that have been issued or made available for issuance. The Company elected to early adopt the requirements of ASU 2017-01 effective beginning the second quarter ending June 30, 2017. The early adoption of this ASU did not have a material effect on the Company’s consolidated financial statements.

(b)

Principles of Consolidation: The accompanying consolidated financial statements include the accounts of Navios Containers L.P., a Marshall Islands limited partnership, and its subsidiaries that are all 100% owned. All significant intercompany balances and transactions have been eliminated in the consolidated statements.

Subsidiaries: Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies. The acquisition method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition. The excess of the cost of acquisition over the fair value of the net assets acquired and liabilities assumed is recorded as goodwill. All subsidiaries included in the consolidated financial statements are 100% owned by Navios Containers L.P.

Subsidiaries included in the consolidation:

Company Name	Nature	Effective Ownership Interest	Country of Incorporation	Statements of Operations
				2017
Navios Maritime Containers Inc.	Holding Company	—	Marshall Is.	04/28—12/31
Navios Partners Containers Finance Inc.	Sub-Holding Company	100%	Marshall Is.	06/07—12/31
Navios Partners Containers Inc.	Sub-Holding Company	100%	Marshall Is.	06/07—12/31
Olympia II Navigation Limited	Vessel Owning Company	100%	Marshall Is.	06/07—12/31
Pingel Navigation Limited	Vessel Owning Company	100%	Marshall Is.	06/07—12/31
Ebba Navigation Limited	Vessel Owning Company	100%	Marshall Is.	06/07—12/31
Clan Navigation Limited	Vessel Owning Company	100%	Marshall Is.	06/07—12/31
Sui An Navigation Limited	Vessel Owning Company	100%	Marshall Is.	06/07—12/31
Bertyl Ventures Co.	Vessel Owning Company	100%	Marshall Is.	07/12—12/31
Silvanus Marine Company	Vessel Owning Company	100%	Marshall Is.	07/12—12/31
Anthimar Marine Inc.	Vessel Owning Company	100%	Marshall Is.	07/17—12/31
Enplo Shipping Limited	Vessel Owning Company	100%	Marshall Is.	07/17—12/31
Morven Chartering Inc.	Vessel Owning Company	100%	Marshall Is.	07/25—12/31
Rodman Maritime Corp.	Vessel Owning Company	100%	Marshall Is.	08/03—12/31
Isolde Shipping Inc.	Vessel Owning Company	100%	Marshall Is.	08/03—12/31
Velour Management Corp.	Vessel Owning Company	100%	Marshall Is.	08/03—12/31
Evian Shiptrade Ltd.	Vessel Owning Company	100%	Marshall Is.	08/03—12/31
Boheme Navigation Company	Sub-Holding Company	100%	Marshall Is.	09/27—12/31
Theros Ventures Limited	Vessel Owning Company	100%	Marshall Is.	11/07—12/31
Legato Shipholding Inc.	Vessel Owning Company	100%	Marshall Is.	11/09—12/31
Inastros Maritime Corp.	Vessel Owning Company	100%	Marshall Is.	11/23—12/31
Zoner Shiptrade S.A.	Operating Company	100%	Marshall Is.	11/24—12/31
Jasmer Shipholding Ltd.	Vessel Owning Company	100%	Marshall Is.	12/05—12/31
Thetida Marine Co.	Vessel Owning Company	100%	Marshall Is.	12/08—12/31
Jaspero Shiptrade S.A.	Vessel Owning Company	100%	Marshall Is.	12/12—12/31
Peran Maritime Inc.	Vessel Owning Company	100%	Marshall Is.	12/28—12/31

(c)

Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

(d)

Cash and Cash Equivalents: Cash and cash equivalents consist from time to time of cash on hand, deposits held on call with banks, and other short-term liquid investments with original maturities of three months or less.

(e)

Restricted Cash: As of December 31, 2017, restricted cash consisted of $280 which related to amount held to retention account in order to service debt and interest payments, as required by certain credit facilities of Navios Containers.

(f)

Insurance Claims: Insurance claims at each balance sheet date consist of claims submitted and/or claims in the process of compilation or submission (claims pending). They are recorded on an accrual basis and represent the claimable expenses, net of applicable deductibles, incurred through last date of each reported period, which are probable to be recovered from insurance companies. Any remaining costs to complete the claims are included in accrued liabilities. The classification of insurance claims into current and non-current assets is based on management’s expectations as to their collection dates.

(g)	Inventories: Inventories, which are comprised of bunkers (when applicable) on board of the vessels, are valued at cost as determined on the first-in, first-out basis.

(h)

Vessels, net: Vessels acquired in an asset acquisition or in a business combination are recorded at fair value. Vessels acquired from entities under common control are recorded at historical cost. Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. Management estimates the residual values of our containerships based on a scrap value of $340 per lightweight ton, as we believe these levels are common in the shipping industry. Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revisions of residual values affect the depreciable amount of the vessels and affect depreciation expense in the period of the revision and future periods.

Management estimates the useful life of our vessels to be 30 years from the vessel’s original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.

(i)

Impairment of Long-Lived Assets: Vessels, other fixed assets and other long-lived assets held and used by Navios Containers L.P. are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. Navios Containers L.P.’s management evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, certain indicators of potential impairment are reviewed, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions.

For the period April 28, 2017 (date of inception) to December 31, 2017, the management of Navios Containers L.P. after considering various indicators, including but not limited to the market price of its long-lived assets, its contracted revenues and cash flows and the economic outlook, concluded that no impairment analysis should be performed on the long-lived assets of Navios Containers L.P.

Although management believes the underlying indicators supporting this conclusion are reasonable, if the circumstances associated with the long-lived assets change or significant events occur that would affect the recoverability of the carrying amount of our long-lived assets, management may be required to perform impairment analysis that could expose Navios Containers L.P. to material charges in the future.

No impairment loss was recognized for the period April 28, 2017 (date of inception) to December 31, 2017.

(j)

Deferred Drydock and Special Survey Costs: The Company’s vessels are subject to regularly scheduled drydocking and special surveys which are carried out every 30 or 60 months to coincide with the renewal of the related certificates issued by the classification societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of drydocking and special surveys is deferred and amortized over the above periods or to the next drydocking or special survey date if such date has been determined. Unamortized drydocking or special survey costs of vessels sold are written-off to the consolidated statement of operations in the year the vessel is sold.

Costs capitalized as part of the drydocking or special survey consist principally of the actual costs incurred at the yard, spare parts, paints, lubricants and services incurred solely during the drydocking or special survey period. The amortization expense and the accumulated amortization for the period April 28, 2017 (date of inception) to December 31, 2017 were $225.

(k)

Deferred Financing Costs: Deferred financing costs include fees, commissions and legal expenses associated with obtaining or modifying loan facilities. These costs are amortized over the life of the related debt using the effective interest rate method, and are included in interest expense and finance cost, net in the consolidated statements of income. The total deferred unamortized financing costs, net were $1,627 as of December 31, 2017, and were presented net under “Current portion of long-term debt, net” and “Long-term debt, net of current portion” in the consolidated balance sheets. Amortization costs for the period April 28, 2017 (date of inception) to December 31, 2017 were $430.

(l)

Foreign Currency Translation: The Company’s functional and reporting currency is the U.S. dollar. The Company engages in worldwide commerce with a variety of entities. Although, its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly U.S. dollar denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the statements of income. The foreign currency losses recognized in the consolidated statement of income for the period April 28, 2017 (date of inception) to December 31, 2017 was $3.

(m)

Provisions: The Company, in the ordinary course of business, is subject to various claims, suits and complaints. Management, in consultation with internal and external advisers, will provide for a contingent loss in the financial statements if the contingency had occurred at the date of the financial statements, the likelihood of loss was probable and the amount can be reasonably estimated. If the Company has determined that the reasonable estimate of the loss is a range and there is no best estimate within the range, the Company will provide the lower amount within the range. See Note 10, “Commitments and Contingencies” for further discussion.

(n)

Revenue and Expense Recognition: Revenue is recorded when services are rendered, the Company has a signed charter agreement or other evidence of an arrangement, the price is fixed or determinable, and collection is reasonably assured. The Company generates revenue from time charter of vessels.

Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average revenue over the rental periods of such charter agreements as service is performed, except for loss generating time charters, in which case the loss is recognized in the period when such loss is determined. A time charter involves placing a vessel at the charterer’s disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Short period charters for less than three months are referred to as spot-charters. Charters extending three months to a year are generally referred to as medium term charters. All other charters are considered long-term. Under time charter agreements, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel whereas voyage expenses primarily consisting of port, canal and bunkers expenses that are unique to a particular charter are paid for by the charterer, except for commissions, which are always paid for by the Company, regardless of charter type.

Expenses related to our revenue-generating contracts are recognized as incurred.

(o)

Deferred Income and Cash Received In Advance: Deferred voyage revenue primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as revenue over the voyage or charter period.

(p)

Time Charter and Voyage Expenses: Time charter and voyage expenses comprise all expenses related to each particular voyage, bunkers, port charges, canal tolls, cargo handling, agency fees and brokerage commissions. Also included in time charter and voyage expenses are charterers’ liability insurances, provision for losses on time charters and voyages in progress at year-end and other miscellaneous expenses.

(q)

Direct Vessel Expenses: Direct vessel expenses comprise the amortization related to drydock and special survey costs of certain vessels of Navios Containers L.P.’s fleet as well as the reactivation cost of the laid-up vessels.

(r)	Prepaid Voyage Costs: Prepaid voyage costs relate to cash paid in advance for expenses associated with voyages. These amounts are recognized as expenses over the voyage or charter period.

(s)

Financial Instruments: Financial instruments carried on the balance sheet include cash and cash equivalents, trade receivables and payables, other receivables and other liabilities, and long-term debt. The particular recognition methods applicable to each class of financial instrument are disclosed in the applicable significant policy description of each item, or included below as applicable.

Financial Risk Management: The Company’s activities expose it to a variety of financial risks including fluctuations in future freight rates, time charter hire rates, fuel prices and credit and interest rates risk. Risk management is carried out under policies approved by executive management. Guidelines are established for overall risk management, as well as specific areas of operations.

Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents and trade receivables. The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Company’s trade receivables. For the period April 28, 2017 (date of inception) to December 31, 2017, one charterer has accounted for more than 10% of the Company’s revenue.

Liquidity Risk: Prudent liquidity risk management implies maintaining sufficient cash, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. The Company monitors cash balances adequately to meet working capital needs.

Foreign Exchange Risk: Foreign currency transactions are translated into the measurement currency at rates prevailing on the dates of the relevant transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of income.

Fair Value Risk: See Note 2(w).

(t)

Income Taxes: The Company is a Marshall Islands limited partnership. Pursuant to various treaties and the United States Internal Revenue Code, the Company believes that substantially all its operations are exempt from income taxes in the Marshall Islands and the United States of America.

In accordance with the currently applicable Greek law, foreign flagged vessels that are managed by Greek or foreign ship management companies having established an office in Greece are subject to duties towards the Greek state which are calculated on the basis of the relevant vessel’s tonnage. The payment of said duties exhausts the tax liability of the foreign ship owning company and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel.

Marshall Islands do not impose a tax on international shipping income. Under the laws of Marshall Islands, the country of the companies’ incorporation and formation and vessels’ registration in addition to Panama and Liberia, the companies are subject to registration and tonnage taxes which have been included in daily management fee.

(u)	Leases: Vessels’ leases, where Navios Containers L.P. is regarded as the lessor, are classified as either finance leases or operating leases based on an assessment of the terms of the lease.

For charters classified as finance type leases the minimum lease payments are recorded as the gross investment in the lease. The difference between the gross investment in the lease and the sum of the present values of the two components of the gross investment is recorded as unearned income which is amortized to the consolidated statement of income over the lease term as finance lease interest income to produce a constant periodic rate of return on the net investment in the lease.

For charters classified as operating leases, where Navios Containers L.P. is regarded as the lessor, refer to Note 2(n) “Revenue and Expense Recognition”.

(v)

Accounts Receivable, net: The amount shown as accounts receivable, net, at the balance sheet date, includes trade receivables from charterers for hire. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No provision for doubtful accounts has been made for the period presented.

(w)

Financial Instruments and Fair Value: Guidance on Fair Value Measurements provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level I measurements) and the lowest priority to unobservable inputs (Level III measurements).

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. In determining the appropriate levels, the Company performs a detailed analysis of the assets and liabilities that are subject to guidance on Fair Value Measurements.

(x)

Time Charters at Favorable Terms: When intangible assets or liabilities associated with the acquisition of a vessel are identified, they are recorded at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where charter rates are higher than market charter rates, an asset is recorded, being the difference between the acquired charter rate and the market charter rate for an equivalent vessel. Where charter rates are less than market charter rates, a liability is recorded, being the difference between the assumed charter rate and the market charter rate for an equivalent vessel. The determination of the fair value of acquired assets and assumed liabilities requires the Company to make significant assumptions and estimates of many variables including market charter rates, expected future charter rates, the level of utilization of the Company’s vessels and the Company’s weighted average cost of capital. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on the Company’s financial position and results of operations.

The amortizable value of favorable and unfavorable leases is amortized over the remaining life of the lease term and the amortization expense is included in the statement of income in the depreciation and amortization line item. For the period from April 28, 2017 (date of inception) to December 31, 2017 the amortization expense amounted to $13,039.

Recent Accounting Pronouncements:

In August 2016, the FASB issued Accounting Standards Update No. 2016-15, “Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments” (“ASU 2016-15”). This Update addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted for all entities. The adoption of this new standard is not expected to have a material impact on the Company’s consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)” (“ASU 2016-02”). ASU 2016-02 will apply to both types of leases—capital (or finance) leases and operating leases. According to the new Accounting Standard, lessees will be required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months. ASU 2016—02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and footnotes disclosures.

In May 2014, the FASB issued the ASU No. 2014-09, “Revenue from Contracts with Customers” (“ASU 2014-09”), clarifying the method used to determine the timing and requirements for revenue recognition on the statements of income. Under the new standard, an entity must identify the performance obligations in a contract, the transaction price and allocate the price to specific performance obligations to recognize the revenue when the obligation is completed. The amendments in this update also require disclosure of sufficient information to allow users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts. The new accounting guidance is effective for annual reporting periods beginning after December 15, 2017. Early adoption is permitted. The Company will adopt the standard as of January 1, 2018 and will use the modified retrospective approach. The Company is considering the business assumptions, processes, systems and controls to fully determine revenue recognition and disclosure under the new standard. The adoption of this new standard is not expected to have a material impact on the Company’s consolidated financial statements.

NOTE 3: CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

Cash and cash equivalents consisted of the following:

December 31, 2017
Cash on hand and at banks	$14,221

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. The Company does maintain cash deposits and equivalents in excess of government-provided insurance limits. The Company also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

As of December 31, 2017, restricted cash included $280, which related to amounts held in a retention account in order to service debt and interest payments, as required by certain of Navios Containers L.P.’s credit facilities.

NOTE 4: ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

December 31, 2017
Accounts receivable	$642
Less: Provision for doubtful accounts	—

Accounts receivable, net	$642

Financial instruments that potentially subject Navios Containers L.P. to concentrations of credit risk are accounts receivable. Navios Containers L.P. does not believe its exposure to credit risk is likely to have a material adverse effect on its financial position, results of operations or cash flows.

NOTE 5: VESSELS, NET

On June 8, 2017, the Company purchased from Navios Partners five containerships and the charter out contracts for a purchase price of $64,000, of which $40,000 was financed through the Company’s private placement and the remaining consideration of $24,000 was in the form of a sellers credit (see Note 11). The acquisition of these five containerships was effected through the acquisition of all of the capital stock of the respective vessel-owning companies, which held the ownership and other contractual rights and obligations related to each of the acquired vessels, including the respective charter-out contracts. Any favorable lease terms associated with these vessels were recorded as an intangible asset at the time of acquisition (Note 6). The vessel acquisitions were treated as a transaction between entities under common control, and as such, the transaction was recorded at historical cost. The historical cost of the vessels was $32,350 and the time charters of $26,662. The excess cash over the historical cost of the net assets acquired is a deemed distribution to controlling stockholder and is recorded in stockholders’ equity. These vessels were previously acquired by Navios Partners from Rickmers Maritime Trust Pte. (“Rickmers Trust”) and are employed on charters with a net daily charter rate of $26,850 which expire in 2018 and early 2019. The working capital acquired for the five vessels was $566. Management accounted for this acquisition as an asset acquisition under ASC 805 “Business Combinations”.

In addition, the Company acquired all the rights under the acquisition agreements entered into between Navios Partners and Rickmers Trust to purchase nine additional containerships for a purchase price of $54,000 plus certain delivery and other operating costs.

During the third quarter of 2017, the Company completed the acquisition of the nine additional containerships from Rickmers Trust for a purchase price of $54,000, of which $26,680 was financed through the net proceeds under the bank loans and the remaining consideration of $27,320 through Company’s available cash. Initial capitalized costs of $8,105 were also incurred in connection with that acquisition.

On September 21, 2017, the Company purchased from an unrelated third party the Navios Lapis, a 2009-built 4,250 TEU containership, for an acquisition cost of approximately $9,639.

On October 5, 2017, the Company purchased from an unrelated third party the Navios Tempo, a 2009-built 4,250 TEU containership, for an acquisition cost of approximately $10,274.

On November 14, 2017, the Company purchased from an unrelated third party the APL Denver, APL Los Angeles, APL Oakland and APL Atlanta, 2008-built 4,730 TEU containerships and the charter out contracts, for an acquisition cost of approximately $97,175. Any favorable lease terms associated with these vessels were recorded as an intangible asset at the time of acquisition (Note 6).

On December 14, 2017, the Company purchased from an unrelated third party the Navios Felicitas, a 2010-built 4,360 TEU containership, for an acquisition cost of approximately $11,466.

Vessels consist of the following:

Vessels	Vessels’ Cost	Accumulated Depreciation	Net Book Value
Vessel acquisition	$178,136	$—	$178,136
Depreciation	—	(539)	(539)

Balance December 31, 2017	$178,136	$(539)	$177,597

NOTE 6: INTANGIBLE ASSETS

Time charters with favorable terms consist of the charter out contracts acquired in relation to containerships purchased during the period (Note 5) and are analyzed as following:

Time charters with favorable terms	December 31, 2017
Acquisition Cost	$71,535
Accumulated amortization	(13,039)

Time charters with favorable terms net book value	$58,496

Amortization expense for the period from April 28, 2017 (date of inception) to December 31, 2017 amounted to $13,039.

The remaining aggregate amortization of acquired intangibles as of December 31, 2017 was as follows:

Description	Within one year	Year Two	Year Three	Total
Time charters with favorable terms	$33,140	$19,066	$6,290	$58,496

Total amortization	$33,140	$19,066	$6,290	$58,496

Intangible assets subject to amortization are amortized using straight line method over their estimated useful lives to their estimated residual value of zero. The weighted average remaining useful lives are 2.0 years for time charters with favorable terms.

NOTE 7: BORROWINGS

Borrowings consist of the following:

Navios Containers credit facilities	December 31, 2017
ABN AMRO Bank N.V. $40 million facility	$32,500
ABN AMRO Bank N.V. $71 million facility	70,160
BNP Paribas $24 million facility	18,000

Total loans	$120,660

Total loans	December 31, 2017
Total borrowings	$120,660
Less: current portion	(42,499)
Less: Deferred financing costs	(1,627)

Total long-term borrowings, net	$76,534

ABN AMRO BANK N.V: On June 29, 2017, the Company entered into a facility agreement with ABN AMRO BANK N.V. for an amount of up to $40,000 (divided in three tranches of up to $34,320, $3,180 and $2,500, respectively) to finance part of the purchase price of seven containerships. This loan bears interest at a rate of LIBOR plus 385 basis points. As of December 31, 2017, the Company has drawn the full amount and the outstanding loan amount under this facility was $32,500. Pursuant to a supplemental agreement dated December 1, 2017, the outstanding loan amount is repayable in eight consecutive quarterly installments, the first four each in an amount of $3,750 and the subsequent four each in an amount of $1,035 together with a final balloon payment of $13,360 payable together with the last instalment, falling due on December 29, 2019.

On July 27, 2017, the Company entered into a facility agreement with ABN AMRO BANK N.V. for an amount of up to $21,000 to finance part of the purchase price of seven containerships. This loan bears interest at a rate of LIBOR plus 400 basis points. The Company has drawn the entire amount under this loan, within the third quarter of 2017, net of the loan’s discount of $315. On December 1, 2017 the Company extended the facility dated July 27, 2017, for an additional amount of $50,000 to finance part of the purchase price of four containerships. The additional loan bears interest at a rate of LIBOR plus 385 basis points. The Company has drawn the entire amount under the additional loan, within the fourth quarter of 2017, net of the loan’s discount of $625. As of December 31, 2017, the outstanding loan amount under this facility was $70,160 and is repayable in eight consecutive quarterly installments each in an amount of $6,465 along with a final balloon payment of $18,440 payable together with the last installment, falling due on November 30, 2019.

BNP Paribas: On December 20, 2017, the Company entered into a facility agreement with BNP Paribas for an amount of up to $24,000 (divided in four tranches of up to $6,000 each) to finance part of the purchase price of four containerships. This loan bears interest at a rate of LIBOR plus 300 basis points. As of December 31, 2017, the Company has drawn $18,000 under this facility, net of the loan’s discount of $300 and $6,000 remains to be drawn. As of December 31, 2017, the outstanding loan amount under this facility was $18,000 and is repayable in 20 equal consecutive quarterly installments, each in the amount of $642.9 along with a final balloon payment of $5,142 payable together with the last installment, falling due on the earlier of either the date falling on the fifth anniversary of the relevant Drawdown Date or 28 February 2023.

Amounts drawn under the facilities are secured by first priority mortgages on the Company’s vessels. The credit facilities contain a number of restrictive covenants that limit the Company and/or its subsidiaries from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions other than on arm’s length terms; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of the Company’s vessels; acquiring any vessel or permitting any guarantor to acquire any further assets or make investments; purchasing or otherwise acquiring for value any shares of its capital or declaring or paying any dividends; permitting any guarantor to form or acquire any subsidiaries. The majority of credit facilities also require the vessels to comply with the ISM Code and ISPS Code and to maintain safety management certificates and documents of compliance at all times. Additionally, the facilities require compliance with certain financial covenants including maintenance covenants, such as loan-to-value ratio, minimum liquidity, net worth and ratio of liabilities to assets as defined in the credit facilities. It is an event of default under the credit facilities if such covenants are not complied with.

The Company’s credit facilities also require compliance with a number of financial covenants, including: (i) maintain a required security amount ranging over 120% to 130%; (ii) minimum free consolidated liquidity of $10.5 million as at December 31, 2017 and at equal to at least the product of $0.5 million and the total number of vessels wholly owned by the Company at that time; (iii) maintain a ratio of liabilities-to-assets (as defined in the credit facilities) of less than 0.80 : 1.00; and (iv) maintain a minimum net worth of at least $30.0 million. Among other events, it will be an event of default under the credit facilities if the financial covenants are not complied with.

In addition, it is a requirement under the credit facilities that Navios Holdings, Navios Partners, Angeliki Frangou and their respective affiliates collectively own at least 25% of the Company.

As of December 31, 2017, the Company was in compliance with all of the covenants under each of its credit facilities.

The weighted average interest rate of the Company’s total borrowings for the period from April 28, 2017 (date of inception) to December 31, 2017 was 5.20%.

The maturity table below reflects the principal payments for the next five years of all borrowings of the Company’s outstanding as of December 31, 2017 based on the repayment schedules of the respective loan facilities (as described above).

Year	Amount in thousands of U.S. dollars
December 31, 2018	$43,432
December 31, 2019	64,372
December 31, 2020	2,572
December 31, 2021	2,572
December 31, 2022	7,712

Total	$120,660

NOTE 8: FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value of financial instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Long-term debt: The book value has been adjusted to reflect the net presentation of deferred finance costs. The outstanding balance of the floating rate loans continues to approximate its fair value, excluding the effect of any deferred finance costs.

Balance due from related parties, non-current: The carrying amount of due from related parties long-term reported in the balance sheet approximates its fair value.

The estimated fair values of the Company’s financial instruments are as follows:

	December 31, 2017
	Book Value	Fair Value
Cash and cash equivalents	$14,221	$14,221
Long-term debt, including current portion, net	$(119,033)	$(120,660)
Long-term receivable from related companies	$(5,765)	$(5,765)

Fair Value Measurements

The estimated fair value of our financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable.

	Fair Value Measurements at December 31, 2017
	Total	(Level I)	(Level II)	(Level III)
Cash and cash equivalents	$14,221	$14,221	$—	$—
Long-term debt, including current portion, net(1)	$(120,660)	$—	$(120,660)	$—
Long-term receivable from related companies(2)	$(5,765)	$—	$(5,765)	$—

(1)

The fair value of the Company’s long-term debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account the Company’s creditworthiness.

(2)

The fair value of the Company’s receivable from related companies is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account the counterparty’s creditworthiness.

NOTE 9: LEASES

The future minimum contractual lease income (charter-out rates is presented net of commissions), for which a charter party has been concluded, is as follows:

Amount
2018	85,947
2019	40,722
2020	13,415
2021	—
Thereafter	—

Total minimum lease revenue, net of commissions	$140,084

Revenues from time charters are not generally received when a vessel is off-hire, which includes time required for scheduled maintenance of the vessel.

NOTE 10: COMMITMENTS AND CONTINGENCIES

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions are recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were prepared. While the ultimate disposition of these actions cannot be predicted with certainty, management does not believe the outcome, individually or in aggregate, of such actions will have a material effect on the Company’s financial position, results of operations or cash flows.

NOTE 11: TRANSACTIONS WITH RELATED PARTIES

Management fees: Pursuant to a Management Agreement dated June 7, 2017 and as amended on November 23, 2017, the Manager provides commercial and technical management services to the Company’s vessels. The term of this agreement is for an initial period of five years with an automatic extension for five years periods thereafter unless a notice for termination is received by either party. The fee for the ship management services provided by the Manager is a daily fee of US $6.1 per day for containerships up to 5,500 TEU. Drydocking expenses under this agreement are reimbursed by the Company at cost at occurrence. Total management fees included for the period from April 28, 2017 (date of inception) to December 31, 2017 amounted to $16,488 and, and are presented under “Management fees (entirely through related parties transactions)” in the consolidated statements of income.

General & administrative expenses: Pursuant to the Administrative Services Agreement dated June 7, 2017, the Manager also provides administrative services to the Company, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. The term of this agreement is for an initial period of five years with an automatic extension for five years periods thereafter unless a notice for termination is received by either party. Total general and administrative fees charged for the period from April 28, 2017 (date of inception) to December 31, 2017 amounted to $1,868 and are presented under “General and administrative expenses” in the consolidated statements of income.

Balance due from related parties: Balance due from related parties as of December 31, 2017 was $11,408 and included the short-term and long-term amounts due from Navios Holdings. The balances mainly consisted of special survey and dry docking expenses for certain vessels of our fleet, as well as management fees, in accordance with the Management Agreement.

Consideration payable to Navios Partners: The Company used the proceeds of the private placement on June 8, 2017, to acquire five 4,250 TEU vessels from Navios Partners for a total purchase price of $64,000. The payment terms included a $24,000 sellers’ credit by Navios Partners for a period of up to 90 days at LIBOR plus 375 bps. On June 30, 2017 and August 29, 2017, the Company paid to Navios Partners $10,000 and $14,000, respectively, in relation to this agreement. As of December 31, 2017, the amount due and the interest payable to Navios Partners related to this agreement was $0. Interest expense for the period from April 28, 2017 (date of inception) to December 31, 2017 amounted to $189, and is included in “Interest expense and finance cost, net” in the consolidated statements of income.

Omnibus Agreement: On June 7, 2017, the Company entered into an omnibus agreement with Navios Acquisition, Navios Holdings, Navios Partners and Navios Maritime Midstream Partners L.P. (“Navios Midstream”), pursuant to which Navios Acquisition, Navios Holdings, Navios Partners, Navios Midstream and their controlled affiliates generally have granted a right of first refusal over any containerships to be sold or acquired in the future. The omnibus agreement contains significant exceptions that will allow Navios Acquisition, Navios Holdings, Navios Partners and Navios Midstream or any of their controlled affiliates to compete with the Company under specified circumstances.

NOTE 12: SEGMENT INFORMATION

The Company reports financial information and evaluates its operations by charter revenues. The Company does not use discrete financial information to evaluate operating results for each type of charter or by sector. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one reportable segment.

Revenue by Geographic Region

Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries.

The following table sets out operating revenue by geographic region for the Company’s reportable segment. Revenue is allocated on the basis of the geographic region in which the customer is located. Revenues from specific geographic regions which contribute over 10% of total revenue are disclosed separately.

Year Ended December 31, 2017
Asia	$34,233
Europe	$4,955

Total Revenue	$39,188

NOTE 13: EARNINGS PER UNIT

The unit and per unit data included in the accompanying consolidated financial statements have been restated to reflect the Company’s conversion to a limited partnership, as discussed in Note 14 for the period presented.

Earnings per unit is calculated by dividing net income available to common unit holders by the weighted average number of common units of Navios Containers L.P. outstanding during the period.

The general partner interest is a non-economic interest, meaning Company’s general partner, Navios Maritime Containers GP LLC, does not participate in Company’s distributions, profits or losses by reason of owning its general partner interest.

The calculations of the basic and diluted earnings per unit are presented below.

Period from April 28, 2017 (date of inception) to December 31, 2017
Numerator
Net income	$2,638
Denominator:
Denominator for basic and diluted earnings per common unit—weighted average number of common units	18,371,855
Basic and diluted net earnings per common unit	$0.14

NOTE 14: PARTNERS’ CAPITAL

Navios Containers L.P.

Common units represent limited partnership interests in the Company. The holders of common units are entitled to participate pro rata in distributions from the Company and to exercise the rights or privileges that are available to common unit holders under the Company’s partnership agreement. The common unit holders have limited voting rights. The vote of the holders of at least 75% of all outstanding common units is required to remove the general partner.

Navios Containers Inc.

On June 8, 2017, Navios Containers Inc. closed its initial private placement and issued 10,057,645 shares at a subscription price of $5.00 per share resulting in gross proceeds of $50,288. Navios Partners invested $30,000 and received 6,000,000 shares, and Navios Holdings invested $5,000 and received 1,000,000 shares. Each of Navios Partners and Navios Holdings also received warrants, with a five-year term, for 6.8% and 1.7% of the equity, respectively, at an exercise price of $5.00 per share.

On August 29, 2017, Navios Containers Inc. closed a follow-on private placement and issued 10,000,000 shares at a subscription price of $5.00 per share resulting in gross proceeds of $50,000. Navios Partners invested $10,000 and received 2,000,000 shares. Navios Partners and Navios Holdings also received warrants, with a five-year term, for 6.8% and 1.7% of the newly issued equity, respectively, at an exercise price of $5.00 per share.

On November 9, 2017, Navios Containers Inc. closed a follow-on private placement and issued 9,090,909 shares at a subscription price of $5.50 per share, resulting in gross proceeds of $50,000. Navios Partners invested $10,000 and received 1,818,182 shares. Navios Partners and Navios Holdings also received warrants, with a five-year term, for 6.8% and 1.7% of the newly issued equity, respectively, at an exercise price of $5.50 per share.

As of December 31, 2017, Navios Partners holds 9,818,182 common shares representing 33.7% of the total equity and Navios Holdings holds 1,000,000 common shares representing 3.4% of the total equity of Navios Containers. Each of Navios Partners and Navios Holdings also holds warrants, with a five-year term, for 6.8% and 1.7% of the total equity of Navios Containers Inc., respectively.

Following the private placements described above, Navios Containers Inc. had a total of 29,148,554 shares of common stock outstanding and a total of 2,477,627 warrants outstanding, as of December 31, 2017. The warrants entitle the holders to subscribe for new shares at the respective exercise prices, and shall vest ratably in three equal installments when the closing price of the common shares as quoted on the Norwegian OTC List or similar quotation system or association reaches or exceeds, for ten consecutive trading days, each of the following thresholds: (i) 125% of the respective warrant exercise price, (ii) 145% of the respective warrant exercise price and (iii) 165% of the respective warrant exercise price. The warrant exercise period will end on the earlier of either the date falling on the fifth anniversary of each respective warrant issuance or if prior to the fifth anniversary, when the Company converts from a corporation into a limited partnership organized under the laws of the Marshall Islands.

Navios Containers Inc. has classified these warrants as equity instruments in accordance with ASC-815.

On November 30, 2018, the Company converted the issued common shares to common units.

NOTE 15: SUBSEQUENT EVENTS

In February 2018, the Company agreed to acquire one 2010-built 4,250 TEU containership for a purchase price of $11,780. The vessel is expected to be delivered in the first quarter of 2018. The Company expects to finance the acquisition with cash on its balance sheet and $6,000 from an existing credit facility.

NAVIOS MARITIME CONTAINERS L.P.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars—except for unit data)

	Notes	September 30, 2018 (unaudited)	December 31, 2017

ASSETS
Current assets
Cash and cash equivalents	2,3	$13,787	$14,221
Restricted Cash	2	342	280
Accounts receivable, net	4	2,517	642
Balance due from related parties, current	10	5,132	5,643
Inventories		305	536
Prepaid and other current assets		360	49

Total current assets		22,443	21,371

Non-current assets
Vessels, net	5	318,746	177,597
Intangible Assets	6	31,668	58,496
Deferred dry dock and special survey costs, net		6,828	3,582
Balance due from related parties, non-current	8,10	7,313	5,765
Other long term assets		774	—

Total non-current assets		365,329	245,440

Total assets		$387,772	$266,811

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable		$1,682	$582
Accrued expenses		2,973	3,934
Deferred income and cash received in advance		2,918	2,544
Financial liability short term, net	7,8	5,332	—
Current portion of long-term debt, net	7,8	41,677	42,499

Total current liabilities		54,582	49,559

Non-current liabilities
Long-term financial liability, net of current portion	7,8	55,776	—
Long-term debt, net of current portion	7,8	94,699	76,534

Total non-current liabilities		150,475	76,534

Total liabilities		$205,057	$126,093

Commitments and contingencies	9
Partners’ capital
Common unit holders—34,603,100 and 29,148,554 common units issued and outstanding as of September 30, 2018 and December 31, 2017, respectively.	13	182,715	140,718

Total Partners’ capital		182,715	140,718

Total liabilities and Partners’ capital		$387,772	$266,811

See notes to condensed consolidated financial statements.

NAVIOS MARITIME CONTAINERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Expressed in thousands of U.S. dollars—except for unit and per unit data)

	Notes	Three Month Period Ended September 30, 2018	Three Month Period Ended September 30, 2017	Nine Month Period Ended September 30, 2018	Period from April 28, 2017 (date of inception) to September 30, 2017
		(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue		$38,080	$14,757	$99,505	$17,859
Time charter and voyage expenses		(1,048)	(343)	(2,573)	(343)
Direct vessel expenses		(355)	(515)	(815)	(515)
Management fees (entirely through related parties transactions)	10	(14,490)	(6,576)	(38,578)	(7,277)
General and administrative expenses	10	(1,847)	(870)	(5,207)	(987)
Listing transaction-related expenses	11	(2,396)	—	(2,396)	—
Depreciation and amortization	5,6	(9,850)	(5,351)	(30,287)	(6,671)
Interest expense and finance cost, net		(3,617)	(1,007)	(7,555)	(1,088)
Other income/(expenses), net		937	(11)	848	(13)

Net income		$5,414	$84	$12,942	$965

Net earnings per common unit, basic and diluted	12	$0.16	$0.01	$0.39	$0.08
Weighted average number of common units, basic and diluted	12	34,603,100	13,535,906	33,164,538	12,864,663

See notes to condensed consolidated financial statements.

NAVIOS MARITIME CONTAINERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars—except for unit data)

	Nine Month Period Ended September 30, 2018 (unaudited)	Period from April 28, 2017 (date of inception) to September 30, 2017 (unaudited)
OPERATING ACTIVITIES:
Net income	$12,942	$965
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Depreciation and amortization	30,287	6,671
Amortization of deferred financing costs	1,144	199
Amortization of deferred drydock and special survey costs	815	68
Changes in operating assets and liabilities:
Increase in accounts receivable	(1,875)	(1,286)
Decrease/(increase) in balance due from related companies, current	511	(3,169)
Decrease/(increase) in inventories	231	(330)
Increase in prepaid and other current assets	(311)	(9)
Increase in balance due from related companies, non-current	(1,548)	(6,163)
Increase in other long term assets	(774)	—
Increase in accounts payable	1,100	1,822
Increase/(decrease) in accrued expenses	(961)	3,398
Payments for drydock and special survey costs	(4,061)	(2,336)
Increase/(decrease) in due to related companies	—	(420)
Increase/(decrease) in deferred income and cash received in advance	374	(457)

Net cash provided by/(used in) operating activities	$37,874	$(1,047)

INVESTING ACTIVITIES:
Cash acquired through asset acquisition	—	5,433
Acquisition of vessels and time charters at favorable terms	(144,608)	(125,503)

Net cash used in investing activities	$(144,608)	$(120,070)

FINANCING ACTIVITIES:
Repayment of long-term debt and financial liability	(59,656)	(3,750)
Proceeds from long-term debt and financial liability	139,500	60,685
Debt issuance costs	(2,537)	(720)
Proceeds from issuance of common shares, net of offering costs	29,055	95,303

Net cash provided by financing activities	106,362	151,518

(Decrease)/Increase in cash and cash equivalents and restricted cash	(372)	30,401

Cash and cash equivalents and restricted cash, beginning of period	14,501	—

Cash and cash equivalents and restricted cash, end of period	$14,129	$30,401

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest, net	$6,437	$502

See notes to condensed consolidated financial statements.

NAVIOS MARITIME CONTAINERS LP.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

(Expressed in thousands of U.S. dollars—except for unit data)

		Common unit holders		Total Partners’ Capital
	Note	Units	Amount
Balance April 28, 2017 (date of inception)		—	$—	$—
Proceeds from private placements, net of offering costs	13	20,057,645	95,303	95,303
Deemed distribution		—	(4,423)	(4,423)
Net income		—	965	965

Balance, September 30, 2017		20,057,645	$91,845	$91,845

Balance December 31, 2017		29,148,554	$140,718	$140,718
Proceeds from private placements, net of offering costs	13	5,454,546	29,055	29,055
Net income		—	12,942	12,942

Balance, September 30, 2018		34,603,100	$182,715	$182,715

See notes to condensed consolidated financial statements.

NOTE 1: DESCRIPTION OF BUSINESS

Navios Maritime Containers Inc. (“Navios Containers Inc.”) was incorporated in the Republic of the Marshall Islands on April 28, 2017.

Conversion into Limited Partnership

On November 30, 2018, Navios Containers Inc. was converted into a limited partnership, Navios Maritime Containers L.P. (“Navios Containers L.P.” or the “Company”). The Company is a growth vehicle dedicated to the container sector of the maritime industry.

The financial statements of the Company have been presented giving retroactive effect to the conversion described above which was treated as a reorganization made within the context of the Company’s above-mentioned transactions. Accordingly, the consolidated financial statements include the historical financial statements of Navios Containers Inc. for the three and nine month periods ended September 30, 2018.

As of September 30, 2018, the Company had a total of 34,603,100 common units outstanding. Navios Maritime Partners L.P. (“Navios Partners”) holds 12,447,277 common units representing 36.0% of the equity and Navios Maritime Holdings Inc. (“Navios Holdings”) holds 1,090,909 common units representing 3.2% of the equity of the Company. Each of Navios Partners and Navios Holdings also holds warrants, with a five-year term, for 6.8% and 1.7% of the total equity of the Company, respectively.

The Company also registered its shares for trading on the Norwegian OTC List on June 12, 2017 under the ticker NMCI.

The operations of the Company are managed by a wholly-owned subsidiary of Navios Holdings (the “Manager”), from its offices in Piraeus, Greece, Singapore and Monaco.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(a)

Basis of presentation: The accompanying interim condensed consolidated financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair statement of Company’s consolidated financial positions, statement of changes in partner’s capital, statements of income and cash flows for the periods presented. The condensed balance sheet data as of December 31, 2017, was derived from audited financial statements, and as permitted by the requirements for interim financial statements, does not include information and disclosures required by accounting principles generally accepted in the United States of America (U.S. GAAP) for complete financial statements. The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for interim financial statements and accordingly, do not include information and disclosures required under U.S. GAAP for complete financial statements. All such adjustments are deemed to be of a normal recurring nature. These interim condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and notes as of December 31, 2017. Based on internal forecasts and projections that take into account reasonably possible changes in our trading performance, management believes that the Company has adequate financial resources to continue in operation and meet its financial commitments, including but not limited to capital expenditures and debt service obligations, for a period of at least twelve months from the date of issuance of these interim condensed consolidated financial statements. Accordingly, the Company continues to adopt the going concern basis in preparing its financial statements.

Beginning January 1, 2018, the Company adopted ASU 2016-18, “Statements of Cash Flows: Restricted Cash.”

The following table provides a reconciliation of cash and cash equivalents and restricted cash to amounts reported within the condensed consolidated balance sheet:

	September 30, 2018	December 31, 2017
Reconciliation of cash and cash equivalents and restricted cash:
Current assets:
Cash and cash equivalents	13,787	14,221
Restricted cash	342	280

Total cash and cash equivalents and restricted cash	$14,129	$14,501

(b)

Principles of Consolidation: The accompanying condensed consolidated financial statements include the accounts of Navios Containers L.P., a Marshall Islands limited partnership, and its subsidiaries that are all 100% owned. All significant intercompany balances and transactions have been eliminated in the condensed consolidated financial statements.

Subsidiaries: Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies. The acquisition method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition. The excess of the cost of acquisition over the fair value of the net assets acquired and liabilities assumed is recorded as goodwill.

(c)	Recent Accounting Pronouncements:

Early adoption of recent accounting pronouncements:

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)” (“ASU 2016-02”). ASU 2016-02 will apply to both types of leases – capital (or finance) leases and operating leases. According to the new Accounting Standard, (a) lessees will be required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months and (b) previous accounting standards for lessors will be updated to align certain requirements with the updates to lessee accounting standards and the revenue recognition accounting standards. ASU 2016 – 02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted.

In July 2018, the FASB issued ASU 2018-11, Targeted Improvements to Topic 842 Leases (“ASU 2018-11). The improvements in ASU 2018-11 provide for (a) an optional new transition method for adoption that results in initial recognition of a cumulative effect adjustment to retained earnings in the year of adoption and (b) a practical expedient for lessors, under certain circumstances, to combine the lease and non-lease components of revenues for presentation purposes.

The Company has elected to early adopt the requirements of ASU 2016-02 effective January 1, 2018, through application of the alternative transition method, which is consistent, with the approach the Company has elected under the new revenue standard, and has elected to adopt the practical expedient for lessors to combine lease and non-lease components of revenue earned by its vessels under time charter agreements classified as operating leases. A time charter involves placing a vessel at the charterer’s disposal for a period of time during which the charterer uses the vessel, in return for the payment of a specified daily hire rate. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel. The performance obligations in a time charter contract are satisfied over the term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to the Company. All of the Company’s time charter agreements provide for fixed consideration. The revenue earned under time charter contracts is not negotiated in its two separate components. The Company assessed that the lease component included in its time charter contracts, if accounted separately, would be classified as an operating lease. In addition, the timing and pattern of transfer of the non-lease component and the associated lease component in a time charter is the same.

The Company believes that combining the lease and non-lease components provides for more meaningful financial reporting as it is more reflective of the predominant component in the time charter contracts that is the lease component.

As a result of adoption, there was no cumulative impact to the Company’s retained earnings at January 1, 2018. The comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods.

All of the Company’s revenues for the three and nine month periods ended September 30, 2018 derive from time charter agreements that are classified as operating leases.

Adoption of new accounting standards:

On January 1, 2018, the Company adopted ASU No. 2014-09, “Revenue from Contracts with Customers” and the related amendments (“ASC 606” or “the new revenue standard”) using the modified retrospective method.

Under the new guidance, there is a five-step model to apply to revenue recognition. The five-steps consist of: (1) determination of whether a contract, an agreement between two or more parties that creates legally enforceable rights and obligations, exists; (2) identification of the performance obligations in the contract; (3) determination of the transaction price; (4) allocation of the transaction price to the performance obligations in the contract; and (5) recognition of revenue when (or as) the performance obligation is satisfied.

As a result of adoption, there was no cumulative impact to the Company’s retained earnings at January 1, 2018. The comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods.

(d)

Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents and trade receivables. The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Company’s trade receivables. For the nine month period ended September 30, 2018, two customers represented 30.7% and 25.0% of the Company’s revenue.

NOTE 3: CASH AND CASH EQUIVALENTS

Cash and cash equivalents consisted of the following:

	September 30, 2018	December 31, 2017
Cash on hand and at banks	$13,787	$14,221

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. The Company does maintain cash deposits and equivalents in excess of government-provided insurance limits. The Company also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

NOTE 4: ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	September 30, 2018	December 31, 2017
Accounts receivable	$2,517	$642
Less: Provision for doubtful accounts	—	—

Accounts receivable, net	$2,517	$642

Financial instruments that potentially subject Navios Containers L.P. to concentrations of credit risk are accounts receivable. Navios Containers L.P. does not believe its exposure to credit risk is likely to have a material adverse effect on its financial position, results of operations or cash flows.

NOTE 5: VESSELS, NET

Vessels consist of the following:

Vessels	Vessels’ Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2017	$178,136	$(539)	$177,597
Additions	$144,608	$—	$144,608
Depreciation	—	$(3,459)	$(3,459)

Balance September 30, 2018	$322,744	$(3,998)	$318,746

Acquisition of Vessels

2018

On September 12, 2018, the Company purchased from an unrelated third party the Navios Miami, a 2009-built 4,563 TEU containership, for an acquisition cost of approximately $14,105 (including $205 capitalized expenses).

On July 2, 2018, the Company purchased from Navios Partners the YM Utmost and the YM Unity, two 2006-built containerships of 8,204 TEU per vessel, for an acquisition cost of approximately $67,496 (including $496 capitalized expenses).

On May 30, 2018, the Company purchased from an unrelated third party the Navios Unison, a 2010-built 10,000 TEU containership, for an acquisition cost of approximately $50,318 (including $68 capitalized expenses).

On March 14, 2018, the Company purchased from an unrelated third party the Niledutch Okapi, a 2010-built 4,250 TEU containership, for an acquisition cost of approximately $11,931 (including $151 capitalized expenses).

2017

On June 8, 2017, the Company purchased from Navios Partners five containerships and the charter out contracts for a purchase price of $64,000, of which $40,000 was financed through the Company’s private placement and the remaining consideration of $24,000 was in the form of a sellers credit. The acquisition of these five containerships was effected through the acquisition of all of the capital stock of the respective vessel-owning companies, which held the ownership and other contractual rights and obligations related to each of the acquired vessels, including the respective charter-out contracts. Any favorable lease terms associated with these vessels were recorded as an intangible asset at the time of acquisition (Note 6). The vessel acquisitions were treated as a transaction between entities under common control, and as such, the transaction was recorded at historical cost. The historical cost of the vessels was $32,350 and the time charters of $26,662. The excess cash over the historical cost of the net assets acquired is a deemed distribution to controlling stockholder and is recorded in stockholders’ equity. These vessels were previously acquired by Navios Partners from Rickmers Maritime Trust Pte. (“Rickmers Trust”) and are employed on charters with a net daily charter rate of $26,850 which expire in 2018 and early 2019. The working capital acquired for the five vessels was $566. Management accounted for this acquisition as an asset acquisition under ASC 805 “Business Combinations”.

In addition, the Company acquired all the rights under the acquisition agreements entered into between

Navios Partners and Rickmers Trust to purchase nine additional containerships for a purchase price of $54,000 plus certain delivery and other operating costs.

During the third quarter of 2017, the Company completed the acquisition of the nine additional containerships from Rickmers Trust for a purchase price of $54,000, of which $26,680 was financed through the net proceeds under the bank loans and the remaining consideration of $27,320 through Company’s available cash. Initial capitalized costs of $7,503 were also incurred in connection with that acquisition.

NOTE 6: INTANGIBLE ASSETS

Time charters with favorable terms consist of the charter out contracts acquired in relation to containerships purchased and are analyzed as following:

Time charters with favorable terms	September 30, 2018	December 31, 2017
Acquisition Cost	$71,535	$71,535
Accumulated amortization	(39,867)	(13,039)

Time charters with favorable terms net book value	$31,668	$58,496

Amortization expense for the three and nine month periods ended September 30, 2018 amounted to $8,032 and $26,828, respectively.

The remaining aggregate amortization of acquired intangibles as of September 30, 2018 was as follows:

Description	Within one year	Year Two	Total
Time charters with favorable terms	20,687	10,981	31,668

Total amortization	20,687	10,981	31,668

Intangible assets subject to amortization are amortized using straight line method over their estimated useful lives to their estimated residual value of zero. The weighted average remaining useful lives are 1.5 years for time charters with favorable terms.

NOTE 7: BORROWINGS

Borrowings consist of the following:

Navios Containers credit facilities	September 30, 2018	December 31, 2017
ABN AMRO Bank N.V. $40 million facility	$5,155	$32,500
ABN AMRO Bank N.V. $71 million facility	43,991	70,160
BNP Paribas $24 million facility	30,643	18,000
BNP Paribas $25 million facility	24,306	—
HSH $36 million facility	34,000	—

Total loans	$138,095	$120,660
Financial liability	62,410	—
Total borrowings	$200,505	$120,660

Total borrowings	September 30, 2018	December 31, 2017
Total borrowings	$200,505	$120,660
Less: current portion of long-term debt	(41,677)	(42,499)
Less: current portion financial liability	(5,332)	—
Less: Deferred financing costs	(3,021)	(1,627)

Total long-term borrowings, net	$150,475	$76,534

ABN AMRO BANK N.V: On June 29, 2017, the Company entered into a facility agreement with ABN AMRO BANK N.V. for an amount of up to $40,000 (divided in three tranches of up to $34,320, $3,180 and $2,500, respectively) to finance part of the purchase price of seven containerships. Pursuant to the supplemental agreement dated June 29, 2018 and following the release of two vessels from the facility, the loan bears interest at a rate of LIBOR plus 400 basis points. As of September 30, 2018 and following the repayment of $19,493 on July 27, 2018 and August 29, 2018 and the subsequent release of three vessels from the facility, the outstanding loan amount was $5,155. Pursuant to the supplemental agreement dated June 29, 2018, the repayment schedule was amended and the outstanding loan amount is repayable in six installments, the first in the amount of $474, the second in the amount of $826, and the subsequent four each in the amount of $228 together with a balloon payment of $2,943 payable together with the last installment, falling due on December 29, 2019.

On July 27, 2017, the Company entered into a facility agreement with ABN AMRO BANK N.V. for an amount of up to $21,000 to finance part of the purchase price of seven containerships. This loan bears interest at a rate of LIBOR plus 400 basis points. The Company has drawn the entire amount under this loan, within the third quarter of 2017, net of the loan’s discount of $315. On December 1, 2017 the Company extended the facility dated July 27, 2017, for an additional amount of $50,000 to finance part of the purchase price of four containerships. Pursuant to the supplemental agreement dated June 29, 2018 the additional loan bears interest at a rate of LIBOR plus 400 basis points. The Company has drawn the entire amount under the additional loan, within the fourth quarter of 2017, net of the loan’s discount of $625. As of September 30, 2018, following the partial repayment of $4.0 million on June 29, 2018, and the release of four vessels from the facility, and the repayment of $6,237 on July 27, 2018 and the subsequent release of one vessel from the facility the outstanding loan amount was $43,991. Pursuant to the supplemental agreement dated June 29, 2018, the repayment schedule was amended and the outstanding loan amount is repayable in six installments, the first in the amount of $3,102, and the subsequent five each in the amount of $6,103 together with a balloon payment of $10,374 payable together with the last installment, falling due on December 29, 2019.

BNP Paribas: On December 20, 2017, the Company entered into a facility agreement with BNP Paribas for an amount of up to $24,000 (divided in four tranches of up to $6,000 each) to finance part of the purchase price of four containerships. This loan bears interest at a rate of LIBOR plus 300 basis points. As of September 30, 2018, the Company has drawn $24,000 under this facility, net of the loan’s discount of $300. As of September 30, 2018, the outstanding loan amount of the three tranches under this facility was $16,072 and is repayable in 17 equal consecutive quarterly installments, each in the amount of $642.9 along with a final balloon payment of $5,142 payable together with the last installment, falling due on December 22, 2022. The outstanding loan amount of the fourth tranche is $5,571 and is repayable in 18 equal consecutive quarterly installments each in the amount of $214.3 along with a final balloon payment of $1,714 payable together with the last installment falling due on February 28, 2023.

In September 2018, the Company entered into a facility agreement with BNP Paribas to extend the facility dated December 20, 2017, for an additional amount of $9,000 to partially finance the purchase price of one containership. The Company drew the entire amount, net of the loan’s discount of $103.5, on September 7, 2018. The additional tranche is repayable in 20 quarterly consecutive installments of $321.5 each plus a balloon installment of $2,570 payable together with the last installment. The additional tranche matures in September 2023 and bears interest at a rate of LIBOR plus 300 basis points per annum.

On May 25, 2018, the Company entered into a facility agreement with BNP Paribas for an amount of up to $25,000, to finance part of the purchase price of one containership. This loan bears interest at a rate of LIBOR plus 300 basis points. As of September 30, 2018, the Company has drawn $25,000 under this facility, net of the loan’s discount of $300. As of September 30, 2018, the outstanding loan amount under this facility was $24,306 and is repayable in 19 equal consecutive quarterly installments, each in the amount of $694.5 along with a final balloon payment of $11,110 payable together with the last installment, falling due on May 29, 2023.

HSH Norbank AG and Alpha Bank A.E.: On June 28, 2018, the Company entered into a facility agreement with HSH Nordbank AG and Alpha Bank A.E. for an amount of up to $36,000 to finance part of the purchase price of two containerships. This loan bears interest at a rate of LIBOR plus 325 basis points. As of September 30, 2018, the Company has drawn $36,000 under this facility, net of the loan’s discount of $270. As of September 30, 2018, the outstanding loan amount under this facility was $34,000 and is repayable in 15 consecutive quarterly installments the in an amount of $2,000, the subsequent 14 in an amount of $1,200 together with a final balloon payment of $15,200 payable together with the last installment falling due on June 30, 2022.

Financial Liability: On May 25, 2018, the Company entered into a $119,000 sale and leaseback transaction with Minsheng Financial Leasing Co. Ltd to refinance the outstanding balance of the existing facilities of 18 containerships. Navios Containers has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transfer of the vessels was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the sale and leaseback transaction as a financial liability. The aggregate amounts to be received under the sale and leaseback transaction will be repayable in 60 monthly installments of approximately $1,448 including interest expense with a purchase obligation of $59,500 on the last repayment date. On June 29, 2018 the Company completed the sale and lease back transaction of the first six vessels for $37,500. On July 27, 2018 and on August 29, 2018 the Company completed the sale and leaseback of additional four vessels for $26,000. As of September 30, 2018 the outstanding balance under this agreement was $62,410.

Amounts drawn under the facilities are secured by first priority mortgages on the Company’s vessels. The credit facilities and sale and leaseback transaction contain a number of restrictive covenants that limit Navios Containers L.P. and/or its subsidiaries from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions other than on arm’s length terms; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of the Company’s vessels; acquiring any vessel or permitting any guarantor to acquire any further assets or make investments; purchasing or otherwise acquiring for value any shares of its capital or declaring or paying any dividends; permitting any guarantor to form or acquire any subsidiaries. The majority of credit facilities and sale and leaseback transaction also require the vessels to comply with the ISM Code and ISPS Code and to maintain safety management certificates and documents of compliance at all times. Additionally, the facilities require compliance with certain financial covenants including maintenance covenants, such as loan-to-value ratio, minimum liquidity, net worth and ratio of liabilities to assets as defined in the credit facilities. It is an event of default under the credit facilities if such covenants are not complied with.

The Company’s credit facilities and sale and leaseback transaction also require compliance with a number of financial covenants, including: (i) maintain a loan to value ratio ranging from 77% to 83%; (ii) minimum free consolidated liquidity of $13,000 as at September 30, 2018 and equal to at least the product of $500 and the total number of vessels wholly owned by the Company at that time; (iii) maintain a ratio of liabilities-to-assets (as defined in the credit facilities) of less than 0.80 : 1.00; and (iv) maintain a minimum net worth of at least $75,000. Among other events, it will be an event of default under the credit facilities and sale and leaseback transaction if the financial covenants are not complied with.

In addition, it is a requirement under the credit facilities that Navios Holdings, Navios Partners, Angeliki Frangou and their respective affiliates collectively own at least 25% of the Company.

As of September 30, 2018, the Company was in compliance with all of the covenants under all of its credit facilities and sale and leaseback transaction.

The annualized weighted average interest rates of the Company’s total borrowings were 5.86% and 5.19% for the three month periods ended September 30, 2018 and 2017, respectively, and 5.73% and 5.19% for the nine month periods ended September 30, 2018 and for the period from April 28, 2017 (date of inception) to September 30, 2017, respectively.

The maturity table below reflects the principal payments for the next five years of all borrowings of Navios Containers L.P. outstanding as of September 30, 2018 based on the repayment schedules of the respective loan facilities and financial liability (as described above).

Payment due by 12 month period ending	Amount in thousands of U.S. dollars
September 30, 2019	$48,272
September 30, 2020	37,972
September 30, 2021	18,696
September 30, 2022	33,091
September 30, 2023	62,474

Total	$200,505

NOTE 8: FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value of financial instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the condensed consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Restricted cash: The carrying amounts reported in the condensed consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Balance due from related parties, non-current: The carrying amount of due from related parties non-current reported in the condensed consolidated balance sheet approximates its fair value.

Long-term debt: The book value has been adjusted to reflect the net presentation of deferred finance costs. The outstanding balance of the floating rate loans continues to approximate its fair value, excluding the effect of any deferred finance costs.

Financial Liability: The book value has been adjusted to reflect the net presentation of deferred finance costs. The outstanding balance of the financial liability continues to approximate its fair value, excluding the effect of any deferred finance costs.

The estimated fair values of the Company’s financial instruments are as follows:

	September 30, 2018		December 31, 2017
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$13,787	$13,787	$14,221	$14,221
Restricted cash	$342	$342	$280	$280
Balance due from related parties, non-current	$7,313	$7,313	$5,765	$5,765
Long-term debt, including current portion, net	$(136,376)	$(138,095)	$(119,033)	$(120,660)
Financial Liability, including current portion, net	$(61,108)	$(62,410)	$—	$—

Fair Value Measurements

The estimated fair value of the financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that the Company has the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable.

	Fair Value Measurements at September 30, 2018
	Total	(Level I)	(Level II)	(Level III)
Cash and cash equivalents	$13,787	$13,787	$—	$—
Restricted cash	$342	$342	$—	$—
Balance due from related parties, non-current(1)	$7,313	$—	$7,313	$—
Long-term debt, including current portion, net(2)	$(138,095)	$—	$(138,095)	$—
Financial Liability, including current portion, net(3)	$(62,410)	$—	$(62,410)	$—

	Fair Value Measurements at December 31, 2017
	Total	(Level I)	(Level II)	(Level III)
Cash and cash equivalents	$14,221	$14,221	$—	$—
Restricted cash	$280	$280	$—	$—
Balance due from related parties, non-current(1)	$5,765	$—	$5,765	$—
Long-term debt, including current portion, net(2)	$(120,660)	$—	$(120,660)	$—

(1)

The fair value of the Company’s receivable from related companies is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account the counterparty’s creditworthiness.

(2)

The fair value of the Company’s long-term debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account the Company’s creditworthiness.

(3)

The fair value of the Company’s financial liability is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account the Company’s creditworthiness.

NOTE 9: COMMITMENTS AND CONTINGENCIES:

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions are recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were prepared. While the ultimate disposition of these actions cannot be predicted with certainty, management does not believe the outcome, individually or in aggregate, of such actions will have a material effect on the Company’s financial position, results of operations or cash flows.

NOTE 10: TRANSACTIONS WITH RELATED PARTIES

Management fees: Pursuant to a management agreement dated June 7, 2017, as amended on November 23, 2017 and further amended on April 23, 2018, the Manager provides commercial and technical management services to the Company’s vessels. The term of this agreement is for an initial period of five years with an automatic extension for five years periods thereafter unless a notice for termination is received by either party. The fee for the ship management services provided by the Manager is a daily fee of US $6.1 for containerships from 3,000 TEU up to 5,500 TEU and $7.4 for containerships from 8,000 TEU up to 10,000 TEU. This fixed daily fee covers all of our vessels operating expenses, other than certain extraordinary fees and costs. Drydocking and special survey are paid to the Manager at cost. Total management fees for the three month periods ended September 30, 2018 and September 30, 2017 amounted to $14,490 and $6,576, respectively, and for the nine month period ended September 30, 2018 and for the period from April 28, 2017 (date of inception) to September 30, 2017 amounted to $38,578 and $7,277, respectively and are presented under “Management fees (entirely through related parties transactions)” in the condensed consolidated statements of income.

General & administrative expenses: Pursuant to the Administrative Services Agreement dated June 7, 2017, the Manager also provides administrative services to Navios Containers L.P., which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. The term of this agreement is for an initial period of five years with an automatic extension for five years periods thereafter unless a notice for termination is received by either party. Total general and administrative fees charged for the three month periods ended September 30, 2018 and September 30, 2017 amounted to $1,734 and $738, respectively, and for the nine month period ended September 30, 2018 and for the period from April 28, 2017 (date of inception) to September 30, 2017 amounted to $4,822 and $817, respectively and are presented under “General and administrative expenses” in the condensed consolidated statements of income.

Balance due from related parties: Balance due from related parties as of September 30, 2018 and December 31, 2017 was $12,445 and $11,408 respectively and included the short-term and long-term amounts due from Navios Holdings. The balances mainly consisted of special survey and dry docking expenses for certain vessels of our fleet, as well as management fees, in accordance with the Management Agreement.

Consideration payable to Navios Partners: The Company used the proceeds of the private placement on June 8, 2017, to acquire five 4,250 TEU vessels from Navios Partners for a total purchase price of $64,000. The payment terms included a $24,000 sellers’ credit by Navios Partners for a period of up to 90 days at LIBOR plus 375 bps. On June 30, 2017 and August 29, 2017, the Company paid to Navios Partners $10,000 and $14,000, respectively, in relation to this agreement. As of September 30, 2018 and December 31, 2017, the amount due and the interest payable to Navios Partners related to this agreement was $0.

Omnibus Agreement: On June 7, 2017, the Company entered into an omnibus agreement with Navios Maritime Acquisition Corporation (“Navios Acquisition”), Navios Holdings, Navios Partners and Navios Maritime Midstream Partners L.P. (“Navios Midstream”), pursuant to which Navios Acquisition, Navios Holdings, Navios Partners, Navios Midstream and their controlled affiliates generally have granted a right of first refusal over any containerships to be sold or acquired in the future. The omnibus agreement contains significant exceptions that will allow Navios Acquisition, Navios Holdings, Navios Partners and Navios Midstream or any of their controlled affiliates to compete with the Company under specified circumstances.

NOTE 11: LISTING TRANSACTION-RELATED EXPENSES

Listing transaction-related expenses for the three and nine month periods ended September 30, 2018 amounted to $2,396 and related to expenses incurred in connection to the Company’s efforts to list on a U.S. exchange.

NOTE 12: EARNINGS PER UNIT

The unit and per unit data included in the accompanying condensed consolidated financial statements have been restated to reflect the Company’s conversion to a limited partnership, as discussed in Note 14 for the periods presented.

Earnings per unit is calculated by dividing net income available to common unit holders by the weighted average number of common units of Navios Containers L.P. outstanding during the period.

The general partner interest is a non-economic interest, meaning Company’s general partner, Navios Maritime Containers GP LLC, does not participate in Company’s distributions, profits or losses by reason of owning its general partner interest.

The calculations of the basic and diluted earnings per unit are presented below.

	Three Month Period Ended September 30, 2018	Three Month Period Ended September 30, 2017	Nine Month Period Ended September 30, 2018	Period from April 28, 2017 (date of inception) to September 30, 2017
Numerator
Net income	$5,414	$84	$12,942	$965
Denominator:
Denominator for basic and diluted earnings per common unit—weighted average number of common units	34,603,100	13,535,906	33,164,538	12,864,663
Basic and diluted net earnings per common unit	$0.16	$0.01	$0.39	$0.08

NOTE 13: PARTNERS’ CAPITAL

Navios Containers L.P.

Common units represent limited partnership interests in the Company. The holders of common units are entitled to participate pro rata in distributions from the Company and to exercise the rights or privileges that are available to common unit holders under the Company’s partnership agreement. The common unit holders have limited voting rights. The vote of the holders of at least 75% of all outstanding common units is required to remove the general partner.

Navios Containers Inc.

On June 8, 2017, Navios Containers closed its private placement and issued 10,057,645 shares for $50,288 of gross proceeds at a subscription price of $5.00 per share. Navios Partners invested $30,000 and received 6,000,000 shares and Navios Holdings invested $5,000 and received 1,000,000 shares. Navios Partners and

Navios Holdings also received warrants, with a five-year term, for 6.8% and 1.7% of the newly issued equity, respectively, at an exercise price of $5.00 per share.

On August 29, 2017, Navios Containers Inc. closed a follow-on private placement and issued 10,000,000 shares at a subscription price of $5.00 per share resulting in gross proceeds of $50,000. Navios Partners invested

$10,000 and received 2,000,000 shares. Navios Partners and Navios Holdings also received warrants, with a five year term, for 6.8% and 1.7% of the newly issued equity, respectively, at an exercise price of $5.00 per share.

As of December 31, 2017, the Company had 29,148,554 shares of common stock outstanding and a total of 2,477,627 warrants outstanding.

On March 13, 2018, Navios Containers Inc. closed a follow-on private placement and issued 5,454,546 shares at a subscription price of $5.50 per share, resulting in gross proceeds of $30,000. Navios Partners invested $14,460 and received 2,629,095 shares and Navios Holdings invested $500 and received 90,909 shares. Navios Partners and Navios Holdings also received warrants, with a five-year term, for 6.8% and 1.7% of the newly issued equity, respectively, at an exercise price of $5.50 per share.

Following the private placement described above, Navios Containers Inc. had a total of 34,603,100 shares of common stock outstanding and a total of 2,941,264 warrants outstanding as of September 30, 2018.

The warrants entitle the holders to subscribe for new shares at the respective exercise prices, and shall vest ratably in three equal installments when the closing price of the common shares as quoted on the Norwegian OTC List or similar quotation system or association reaches or exceeds, for ten consecutive trading days, each of the following thresholds: (i) 125% of the respective warrant exercise price, (ii) 145% of the respective warrant exercise price and (iii) 165% of the respective warrant exercise price. The warrant exercise period will end on the earlier of either the date falling on the fifth anniversary of each respective warrant issuance or, if prior to the fifth anniversary, when the Company converts from a corporation into a limited partnership organized under the laws of the Marshall Islands.

Navios Containers has classified these warrants as equity instruments in accordance with ASC-815.

On November 30, 2018, the Company converted the issued common shares to common units (see Note 14).

NOTE 14: SUBSEQUENT EVENTS

On November 30, 2018, the Company converted the issued common shares to common units at the conversion ratio of one common share of Navios Maritime Containers Inc. for each common unit of Navios Containers L.P.

APPENDIX A

GLOSSARY OF TERMS

The following are definitions of certain terms that are commonly used in the shipping industry and in this prospectus.

Annual survey. The inspection of a ship carried out at intervals of about 12 months for the purpose of maintaining class in accordance with the rules of the classification society.

Available days. For any period, the total number of days the vessels were controlled by the company less the aggregate number of days that the vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

Ballast. A substance, usually water, used to improve the stability and control the draft of a ship.

Bareboat charterer. A bareboat charter is also known as a “demise charter” or a “time charter by demise” and involves the use of a vessel over long periods of time, usually ranging over several years. In this case, all voyage related costs, including vessel fuel “bunker” and port dues as well as all vessel operating expenses, such as day-to-day operations, maintenance, crewing and insurance, are paid by the charterer. The owner of the vessel receives monthly charter hire payments on a per day basis and is responsible only for the payment of capital costs related to the vessel.

Brokerage commission. Commission payable by the shipowner to the broker, expressed as a percentage of the freight or hire and is part of the charter.

Bunkers. Heavy fuel and diesel oil used to power a ship’s engines.

Charter. The hire of a ship for a specified period of time or to carry a cargo for a fixed fee from a loading port to a discharging port. The contract for a charter is commonly called a charter party.

Charterer. The party that hires a ship for a period of time.

Charter hire. A sum of money paid to the shipowner by a charterer for the use of a ship. Charter hire paid under an operating charter is also known as “freight”.

Charter-in. A lease of a vessel by which the owners of a vessel sublet or let the entire vessel, or some principal part of the vessel, to another party that uses the vessel for its own account under its charge.

Classification society. An independent organization that certifies that a ship has been built and maintained according to the organization’s rules for that type of ship and complies with the applicable rules and regulations of the country of the ship’s registry and the international conventions of which that country is a member. A ship that receives its certification is referred to as being “in-class”.

Closing price. The last sale price on a day, regular way, or in case no sale takes place on that day, the average of the closing bid and asked prices on that day, regular way, as reported in the principal consolidated transaction reporting system for securities listed on the principal national securities exchange on which the units of that class are listed. If the units of that class are not listed on any national securities exchange, the last quoted price on that day. If no quoted price exists, the average of the high bid and low asked prices on that day in the over-the-counter market, as reported by the Nasdaq Global Select Market or any other system then in use. If on any day the units of that class are not quoted by any organization of that type, the average of the closing bid and asked prices on that day as furnished by a professional market maker making a market in the units of the class selected by our general partner. If on that day no market maker is making a market in the units of that class, the fair value of the units on that day as determined reasonably and in good faith by our board of directors.

Code. The U.S. Internal Revenue Code of 1986, as amended.

Containers. Metal boxes of standard dimensions, generally either 20 feet or 40 feet long, 8.5 feet high and 8 feet wide, used to transport various cargo.

Containership. Vessels which are specially designed and built to carry containers.

Drewry. Drewry Shipping Consultants Ltd.

Drydocking. The removal of a ship from the water for inspection and repair of those parts of a ship that are below the water line. During drydocking, which is required to be carried out periodically, certain mandatory classification society inspections are carried out and relevant certifications are issued. Drydockings for containerships are generally required once every five years, as part of a Special Survey.

Flag state. The country where a vessel is registered.

Fleet utilization. Fleet utilization is obtained by dividing the number of operating days during a period by the number of available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

Gear. On-board equipment used to load and unload vessels.

General and administrative expenses. General and administrative expenses consist of employment costs of shoreside staff and cost of facilities, as well as legal, audit and other administrative costs.

Hire rate. The agreed sum or rate to be paid by the charterer for the use of the vessel.

Hull. Shell or body of a ship.

IMO. International Maritime Organization, a United Nations agency that issues international regulations and standards for shipping.

Intermediate survey. The inspection of a ship by a classification society surveyor that takes place 24 to 36 months after each Special Survey.

Investment capital expenditures. Capital expenditures other than maintenance capital expenditures or expansion capital expenditures.

ISM Code. The International Management Code for the Safe Operations and for Pollution Prevention, as adopted by the International Maritime Organization.

ISPS Code. International Ship and Port Facilities Security Code, which enacts measures to detect and prevent security threats to ships and ports.

Lightweight Ton. (or “lwt”) A unit of a vessel’s physical weight. A vessel’s lightweight is the physical weight of the vessel and represents the amount of recoverable steel in the vessel. The value of a vessel to a shipbreaker or demolition yard is determined by multiplying the vessel’s lightweight by the price of scrap steel.

Liner company. A company that operates ocean carriers that carry many different cargoes on the same voyage on regular schedules.

Newbuilding. A new ship under construction or just completed.

Off-hire. The period in which a ship is not available for service under a time charter and, accordingly, the charterer is generally not required to pay the hire rate. Off-hire periods can include days spent on repairs, drydocking and surveys, whether or not scheduled.

OPA 90. Oil Pollution Act of 1990 of the United States (as amended).

Operating costs. The costs of the vessels including crewing costs, insurance, repairs and maintenance, stores, spares, lubricants and miscellaneous expenses (but excluding capital costs and voyage costs).

Operating Days. The aggregate number of days in a period during which each vessel in the fleet is owned.

Orderbook. A reference to outstanding orders for the construction of vessels.

Panamax. The largest size of vessel capable of transiting the Panama Canal.

Protection and indemnity insurance. Insurance obtained through a mutual association formed by shipowners to provide liability indemnification protection from various liabilities to which they are exposed in the course of their business, and which spreads the liability costs of each member by requiring contribution by all members in the event of a loss.

Scrapping. The sale of a ship as scrap metal.

Short-term time charter. A time charter which lasts not more than 12 months.

SOLAS. The International Convention for the Safety of Life at Sea 1974, as amended, adopted under the auspices of the IMO.

Special survey. The inspection of a ship by a classification society surveyor that takes place every five years, as part of the recertification of the ship by a classification society.

Spot charter. A spot charter is an industry term referring to both voyage and trip time charters. These charters are referred to as spot charters or spot market charters due to their short-term duration, mostly constituting a single voyage between one load port and one discharge port.

Spot market. The market for charters of vessels with durations of less than one year.

TEU. Twenty-foot equivalent unit, the international standard measure for containers and containership capacity.

Time charter. A charter under which the shipowner hires out a ship for a specified period of time. The shipowner is responsible for providing the crew and paying vessel operating expenses while the charterer is responsible for paying the voyage expenses and additional operating insurance. The shipowner is paid charter hire, which accrues on a daily basis.

Tons. Metric tons.

Vessel operating expenses. The costs of operating a ship, primarily consisting of crew wages and associated costs, insurance premiums, management fees, lubricants and spare parts and repair and maintenance costs. Vessel operating expenses exclude fuel cost, port expenses, agents’ fees, canal dues and extra war risk insurance.

Voyage charter. Contract for hire of a vessel under which a shipowner is paid freight on the basis of moving cargo from a loading port to a discharge port. The shipowner is responsible for paying both operating costs and voyage costs. The charterer is typically responsible for any delay at the loading or discharging ports.

Voyage expenses. Voyage expenses include port and canal charges and bunker (fuel) expenses, and brokerage commissions.

APPENDIX B

FORM OF AGREEMENT OF LIMITED PARTNERSHIP OF

NAVIOS MARITIME CONTAINERS L.P.

Dated: as of November 30, 2018

B

B-i

B-ii

B-iii

AGREEMENT OF LIMITED

PARTNERSHIP OF NAVIOS MARITIME CONTAINERS L.P.

THIS AGREEMENT OF LIMITED PARTNERSHIP OF NAVIOS MARITIME CONTAINERS L.P., dated as of November 30, 2018, is entered into by and between NAVIOS MARITIME CONTAINERS GP LLC, a Republic of the Marshall Islands limited liability company, as the General Partner, NAVIOS MARITIME HOLDINGS INC., a corporation incorporated under the laws of the Republic of the Marshall Islands (or any permitted successors and assigns hereunder), as a Limited Partner, and the other Initial Limited Partners, together with any other Persons who become Partners in the Partnership or parties hereto as provided herein. In consideration of the covenants, conditions and agreements contained herein, the parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1    Definitions. The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Person in question. As used herein, the term “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

“Agreed Value” means the fair market value of the applicable property or other consideration at the time of contribution or distribution, as the case may be, as determined by the Board of Directors.

“Agreement” means this Agreement of Limited Partnership of Navios Maritime Containers L.P., as it may be amended, supplemented or restated from time to time.

“Annual Meeting” means the meeting of Limited Partners to be held every year commencing in 2019 to elect the Elected Directors as provided in Section 7.2 and to vote on any other matters brought before the meeting in accordance with this Agreement.

“Appointed Directors” means the members of the Board of Directors appointed by the General Partner in accordance with the provisions of Article VII.

“Associate” means, when used to indicate a relationship with any Person: (a) any corporation or organization of which such Person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock or other voting interest; (b) any trust or other estate in which such Person has at least a 20% beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity; and (c) any relative or spouse of such Person, or any relative of such spouse, who has the same principal residence as such Person.

“Audit Committee” means a committee of the Board of Directors composed of a minimum of three members of the Board of Directors then serving who meet the independence standards required of directors who serve on an audit committee of a board of directors established by the Exchange Act and the rules and regulations of the Commission thereunder and meet the standards for audit committee composition established by the National Securities Exchange on which the Common Units are listed or admitted to trading.

“Board of Directors” means the board of directors of the Partnership, composed of Appointed Directors and Elected Directors appointed or elected, as the case may be, in accordance with the provisions of Article VII and a majority of whom are not United States citizens or residents. The Board of Directors shall constitute a committee within the meaning of Section 30(2)(g) of the Marshall Islands Act.

“Business Day” means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America or the State of New York shall not be regarded as a Business Day.

“Capital Contribution” means any (a) with respect to any Partner, cash, cash equivalents or the Net Agreed Value of Contributed Property that a Partner contributes to the Partnership or that is contributed to the Partnership on behalf of a Partner (including, in the case of an underwritten offering of Units, the amount of any underwriting discounts or commissions) or (b) with respect to the General Partner only, (i) distributions of cash that the General Partner is entitled to receive but otherwise waives such that the Partnership retains such cash or (ii) Common Units that the General Partner contributes to the Partnership.

“Cause” means a court of competent jurisdiction has entered a final, non-appealable judgment finding a member of the Board of Directors has engaged in actual fraud or willful misconduct in his or her, as the case may be, capacity as a member of the Board of Directors.

“Certificate” means a certificate issued in global or book entry form in accordance with the rules and regulations of the Depositary or in such other form as may be adopted by the Board of Directors, issued by the Partnership evidencing ownership of one or more Common Units or a certificate, in such form as may be adopted by the Board of Directors, issued by the Partnership evidencing ownership of one or more other Partnership Securities.

“Certificate of Limited Partnership” means the Certificate of Limited Partnership of the Partnership filed with the Registrar of Corporations of the Republic of the Marshall Islands as referenced in Section 7.10 as such Certificate of Limited Partnership may be amended, supplemented or restated from time to time.

“claim” (as used in Section 7.20(d)) has the meaning assigned to such term in Section 7.20(d).

“Closing Date” means the first date on which Common Units are sold by the Partnership to the Underwriters pursuant to the provisions of the Underwriting Agreement.

“Closing Price” means, in respect of any class of Limited Partner Interests, as of the date of determination, the last sale price on such day, regular way, or in case no such sale takes place on such day, the average of the closing bid and asked prices on such day, regular way, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal National Securities Exchange on which the respective Limited Partner Interests are listed or admitted to trading or, if such Limited Partner Interests are not listed or admitted to trading on any National Securities Exchange, the last quoted price on such day or, if not so quoted, the average of the high bid and low asked prices on such day in the over-the-counter market, as reported by any quotation system then in use with respect to such Limited Partner Interests, or, if on any such day such Limited Partner Interests of such class are not quoted by any such system, the average of the closing bid and asked prices on such day as furnished by a professional market maker making a market in such Limited Partner Interests of such class selected by the Board of Directors, or if on any such day no market maker is making a market in such Limited Partner Interests of such class, the fair value of such Limited Partner Interests on such day as determined by the Board of Directors.

“Code” means the United States Internal Revenue Code of 1986, as amended and in effect from time to time. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of any successor law.

“Commission” means the United States Securities and Exchange Commission.

“Common Unit” means a Partnership Security representing a fractional part of the Partnership Interests of all Limited Partners, and having the rights and obligations specified with respect to Common Units in this Agreement.

“Conflicts Committee” means a committee of the Board of Directors composed entirely of two or more directors who are not any of the following: (a) officers or employees of the General Partner, (b) officers, directors or employees of any Affiliate of the General Partner (other than any Group Member) or (c) holders of any ownership interest in the General Partner, its Affiliates or the Partnership Group (other than (x) Common Units or (y) awards granted pursuant to any long-term incentive plan, equity compensation plan or similar plan of any Group Member) and who also have been determined by the Board of Directors to meet the independence standards required of directors who serve on an audit committee of a board of directors established by the Exchange Act and the rules and regulations of the Commission thereunder and by any National Securities Exchange on which the Common Units are listed or admitted to trading.

“Contributed Property” means each property or other asset, in such form as may be permitted by the Marshall Islands Act, but excluding cash, contributed to the Partnership.

“Conversion Transaction” means (a) a conversion of the Predecessor into a limited partnership pursuant to Section 25 of the Marshall Islands Act or (b) an exchange offer of limited partner interests, or common units representing limited partner interests, in the Partnership, for common shares of the Predecessor, as a result of which exchange offer the Partnership succeeds to substantially all of the assets, liabilities, rights and obligations of the Predecessor.

“Current Market Price” means, in respect of any class of Limited Partner Interests, as of the date of determination, the average of the daily Closing Prices per Limited Partner Interest of such class for the 20 consecutive Trading Days immediately prior to such date.

“Departing General Partner” means a former General Partner from and after the effective date of any withdrawal or removal of such former General Partner pursuant to Sections 11.1 or 11.2.

“Depositary” means, with respect to any Units issued in global form, The Depository Trust Company and its successors and permitted assigns.

“Elected Directors” means the members of the Board of Directors who are elected or appointed as such in accordance with the provisions of Article VII and at least three (or such greater number so as to constitute a majority of the Board of Directors to the extent the Partnership is required by applicable law to have a majority of independent directors) of whom are not (a) officers or employees of the General Partner, (b) officers or employees of any Affiliate of the General Partner, (c) holders of any ownership interest in the Partnership Group (other than Common Units or awards granted to such director under any long-term incentive plan of any Group Member) and who also meet the independence standards required of directors who serve on an audit committee of a board of directors established by the Exchange Act and the rules and regulations of the Commission thereunder and by any National Securities Exchange on which the Common Units are listed or admitted to trading or (d) United States citizens or residents.

“Event of Withdrawal” has the meaning assigned to such term in Section 11.1(a).

“Exchange Act” means the United States Securities Exchange Act of 1933, as amended, supplemented or restated from time to time and any successor to such statute.

“General Partner” means Navios Maritime Containers GP LLC, a Marshall Islands limited liability company and wholly-owned subsidiary of Navios Maritime Holdings, that Navios Maritime Holdings designated to receive the General Partner Unit issued in the Conversion Transaction, and its successors and permitted assigns that are admitted to the Partnership as general partner of the Partnership, in its capacity as general partner of the Partnership (except as the context otherwise requires).

“General Partner Interest” means the non-economic management interest of the General Partner in the Partnership (in its capacity as a general partner and without reference to any Limited Partner Interest held by it), which is evidenced by the General Partner Unit and includes any and all benefits to which the General Partner is entitled as provided in this Agreement, together with all obligations of the General Partner to comply with the terms and provisions of this Agreement. The General Partner Interest does not include any rights to profit or loss or allocations of items of income, gain, loss or deduction, or any rights to receive any distributions from the Partnership’s operations or upon the liquidation or winding up of the Partnership.

“General Partner Unit” means the General Partner Interest having the rights and obligations specified with respect to the General Partner Interest. A General Partner Unit is not a Unit.

“Group” means a Person that, including with or through any of its Affiliates or Associates, has any agreement, arrangement, understanding or relationship for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent given to such Person in response to a proxy or consent solicitation made to 10 or more Persons) or disposing of any Partnership Securities with any other Person that beneficially owns, or whose Affiliates or Associates beneficially own, directly or indirectly, Partnership Securities.

“Group Member” means a member of the Partnership Group.

“Group Member Agreement” means the partnership agreement of any Group Member, other than the Partnership, that is a limited or general partnership, the limited liability company agreement of any Group Member that is a limited liability company, the certificate of incorporation and bylaws (or similar organizational documents) of any Group Member that is a corporation, the joint venture agreement or similar governing document of any Group Member that is a joint venture and the governing or organizational or similar documents of any other Group Member that is a Person other than a limited or general partnership, limited liability company, corporation or joint venture, in each case as such may be amended, supplemented or restated from time to time.

“Holder” as used in Section 7.20, has the meaning assigned to such term in Section 7.20(a).

“Indemnified Persons” has the meaning assigned to such term in Section 7.20(d).

“Indemnitee” means (a) the General Partner, (b) any Departing General Partner, (c) any Person who is or was an Affiliate of the General Partner or any Departing General Partner, (d) any Person who is or was a member, partner, director, officer, fiduciary or trustee of any Person which any of the preceding clauses of this definition describes, (e) any Person who is or was serving at the request of the General Partner or any Departing General Partner or any Affiliate of the General Partner or any Departing General Partner as an officer, director, member, partner, fiduciary or trustee of another Person (provided, however, that a Person shall not be an Indemnitee by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services), (f) the members of the Board of Directors, (g) the Officers, and (h) any other Person the Board of Directors designates as an Indemnitee for purposes of this Agreement.

“Initial Common Units” means the Common Units sold in the Initial Offering.

“Initial Limited Partners” means Navios Maritime Holdings and the other Persons holding Predecessor Shares immediately prior to the Conversion Transaction, in each case upon being admitted to the Partnership in accordance with Section 10.1.

“Issue Price” means the price at which a Unit is purchased from the Partnership, after deducting any sales commission or underwriting discount charged to the Partnership.

“Limited Partner” means, unless the context otherwise requires, each Initial Limited Partner and each additional Person that becomes a Limited Partner pursuant to the terms of this Agreement, in each case, in such Person’s capacity as a limited partner of the Partnership. Limited Partners may include custodians, nominees or any other individual or entity in its own or any representative capacity.

“Limited Partner Interest” means the Partnership Interest of a Limited Partner in the Partnership, which may be evidenced by Common Units or other Partnership Securities or a combination thereof or interest therein, and includes any and all benefits to which such Limited Partner is entitled as provided in this Agreement, together with all obligations of such Limited Partner to comply with the terms and provisions of this Agreement.

“Liquidation Date” means (a) in the case of an event giving rise to the dissolution of the Partnership of the type described in clauses (a) and (b) of the first sentence of Section 12.2, the date on which the applicable time period during which the holders of Outstanding Units have the right to elect to continue the business of the Partnership has expired without such an election being made, and (b) in the case of any other event giving rise to the dissolution of the Partnership, the date on which such event occurs.

“Liquidator” means one or more Persons selected by the Board of Directors to perform the functions described in Section 12.4.

“Marshall Islands Act” means the Limited Partnership Act of The Republic of the Marshall Islands, as amended, supplemented or restated from time to time, and any successor to such statute.

“Merger Agreement” has the meaning assigned to such term in Section 14.1.

“National Securities Exchange” means an exchange registered with the Commission under Section 6(a) of the Exchange Act.

“Navios Maritime Acquisition” means Navios Maritime Acquisition Corporation, a Republic of the Marshall Islands corporation.

“Navios Maritime Holdings” means Navios Maritime Holdings Inc., a Republic of the Marshall Islands corporation.

“Navios Maritime Midstream Partners” means Navios Maritime Midstream Partners L.P., a Republic of the Marshall Islands partnership.

“Navios Maritime Partners” means Navios Maritime Partners L.P., a Republic of the Marshall Islands partnership.

“Net Agreed Value” means, (a) in the case of any Contributed Property, the Agreed Value of such property reduced by any indebtedness either assumed by the Partnership upon such contribution or to which such property is subject when contributed, and (b) in the case of any property distributed to a Partner by the Partnership, the Agreed Value of such property, reduced by any indebtedness either assumed by such Partner upon such distribution or to which such property is subject at the time of distribution.

“Notice of Election to Purchase” has the meaning assigned to such term in Section 15.1(b).

“Officers” means the Chairman of the Board of Directors (unless the Board of Directors provides otherwise), the Executive Vice Chairman or Vice Chairman of the Board of Directors (unless the Board of Directors provides otherwise), the Chief Executive Officer, the President, any Vice Presidents, the Secretary, the Treasurer, any Assistant Secretaries or Assistant Treasurers, and any other officer of the Partnership appointed by the Board of Directors pursuant to Section 7.8.

“Omnibus Agreement” means that Omnibus Agreement, dated as of June 7, 2017, among Navios Maritime Acquisition, Navios Maritime Holdings, Navios Maritime Partners, Navios Maritime Midstream Partners, the Partnership (as successor to Navios Maritime Containers Inc.), and Navios Partners Containers Finance Inc., as heretofore amended or modified, as it may be amended, supplemented or restated from time to time.

“Operating Company” means each of Navios Partners Containers Finance Inc., a Republic of the Marshall Islands corporation, Navios Partners Containers Inc., a Republic of the Marshall Islands corporation and Boheme Navigation Company, a Republic of the Marshall Islands corporation, and any successors thereto.

“Opinion of Counsel” means a written opinion of counsel (who may be regular counsel to the Partnership or the General Partner or any of its Affiliates) acceptable to the Board of Directors.

“Outstanding” means, with respect to Partnership Securities, all Partnership Securities that are issued by the Partnership and reflected as outstanding on the Partnership’s books and records as of the date of determination; provided, however, that if at any time any Person or Group beneficially owns more than 4.9% of the voting power of the Outstanding Partnership Securities of any class then Outstanding (or would own such percentage after application of this limitation), all Partnership Securities owned by such Person or Group in excess of 4.9% of the voting power of the Outstanding Partnership Securities shall not be voted on any matter and shall not be considered to be Outstanding when sending notices of a meeting of Limited Partners to vote on any matter (unless otherwise required by law), calculating required votes (except for purposes of nominating a Person for election to the Board of Directors pursuant to Section 7.3), determining the presence of a quorum or for other similar purposes under this Agreement, except that Partnership Securities so owned shall be considered to be Outstanding for purposes of the last paragraph of Section 11.1(b) (such Partnership Securities shall not, however, be treated as a separate class of Partnership Securities for purposes of this Agreement); provided, further, that the foregoing limitation shall not apply to either of the following (other than when voting their Common Units as provided in Section 7.2(a)(ii)) (i) the General Partner or its Affiliates or (ii) any Person or Group who acquired more than 4.9% of any Partnership Securities issued by the Partnership with the prior approval of the Board of Directors after considering the potential tax effects of such approval on the Partnership.

“Partners” means the General Partner and the Limited Partners.

“Partnership” means Navios Maritime Containers L.P., a Republic of the Marshall Islands limited partnership, and any successors thereto.

“Partnership Group” means the Partnership and its Subsidiaries, including the Operating Companies, treated as a single entity.

“Partnership Interest” means a Partner’s aggregate rights in the Partnership, including: (a) the Partner’s right to a share of the profits and losses of the Partnership; (b) the Partner’s right to receive distributions from the Partnership; and (c) the Partner’s right to vote and participate in the management of the Partnership.

“Partnership Security” means any class or series of equity Partnership Interest (but excluding any options, rights, warrants and appreciation rights relating to an equity Partnership Interest), including Common Units.

“Percentage Interest” means as of any date of determination (a) as to any Unitholder with respect to Units, the product obtained by multiplying (i) 100% less the percentage, if any, applicable to clause (b) below by (ii) the quotient obtained by dividing (A) the number of Units held by such Unitholder by (B) the total number of all Outstanding Units, and (b) as to the holders of other Partnership Securities issued by the Partnership in accordance with Section 5.4, the percentage established as a part of such issuance (and which may or may not contemplate participation in profits, losses or distributions otherwise made to holders of Common Units). The Percentage Interest with respect to the General Partner Unit shall at all times be zero.

“Person” means an individual or a corporation, firm, limited liability company, partnership, joint venture, trust, unincorporated organization, association, governmental agency or political subdivision thereof or other entity.

“Predecessor” means Navios Maritime Containers Inc., a Republic of the Marshall Islands corporation.

“Predecessor Share” means a share of common stock, par value of $0.0001, of the Predecessor.

“Pro Rata” means (a) when used with respect to Units or any other Partnership Securities, apportioned equally among all designated Units or other Partnership Securities in accordance with their relative Percentage Interests, and (b) when used with respect to Partners or Record Holders, apportioned among all Partners or Record Holders in accordance with their relative Percentage Interests.

“Purchase Date” means the date determined by the General Partner as the date for purchase of all Outstanding Limited Partner Interests of a certain class (other than Limited Partner Interests owned by the General Partner and its Affiliates) pursuant to Article XV.

“Quarter” means, unless the context requires otherwise, a fiscal quarter, or, with respect to the first fiscal quarter including the Closing Date, the portion of such fiscal quarter after the Closing Date, of the Partnership.

“Record Date” means the date established by the Board of Directors or otherwise in accordance with this Agreement for determining (a) the identity of the Record Holders entitled to notice of, or to vote at, any meeting of Limited Partners or entitled to vote by ballot or give approval of Partnership action in writing without a meeting or entitled to exercise rights in respect of any lawful action of Limited Partners or (b) the identity of Record Holders entitled to receive any report or distribution or to participate in any offer.

“Record Holder” means (a) the Person in whose name a Common Unit is registered on the books of the Transfer Agent as of the opening of business on a particular Business Day, or (b) with respect to other Partnership Interests, the Person in whose name any such other Partnership Interest is registered on the books that the Board of Directors has caused to be kept as of the opening of business on such Business Day.

“Securities Act” means the United States Securities Act of 1933, as amended, supplemented or restated from time to time and any successor to such statute.

“Special Approval” means approval by a majority of the members of the Conflicts Committee.

“Subsidiary” means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries (as defined, but excluding subsection (d) of this definition) of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary (as defined, but excluding subsection (d) of this definition) of such Person is, at the date of determination, a general or limited partner of such partnership, but only if more than 50% of the partnership interests of such partnership (considering all of the partnership interests of the partnership as a single class) is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries (as defined, but excluding subsection (d) of this definition) of such Person, or a combination thereof, (c) any other Person (other than a corporation or a partnership) in which such Person, one or more Subsidiaries (as defined, but excluding subsection (d) of this definition) of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) at least a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person, or (d) any other Person in which such Person, one or more Subsidiaries (as defined, but excluding subsection (d) of this definition) of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) less than a majority ownership interest or (ii) less than the power to elect or direct the election of a majority of the directors or other governing body of such Person, provided that (A) such Person, one or more Subsidiaries (as defined, but excluding this subsection (d) of this definition) of such Person, or a combination thereof, directly or indirectly, at the date of the determination, has at least a 20% ownership interest in such other Person, (B) such Person accounts for such other Person (under U.S. GAAP, as in effect on the later of the date of investment in such other Person or material expansion of the operations of such other Person) on a consolidated or equity accounting basis, (C) such Person has directly or indirectly material negative control rights regarding such other Person including over such other Person’s ability to materially expand its operations beyond that contemplated at the date of investment in such other Person, and (D) such other Person is (i) other than with respect to an Operating Company, formed and maintained for the sole purpose of owning or leasing, operating and chartering vessels, and (ii) obligated under its constituent documents, or as a result of a unanimous agreement of its owners, to distribute to its owners all of its income on at least an annual basis (less any cash reserves that are approved by such Person).

“Surviving Business Entity” has the meaning assigned to such term in Section 14.2(b).

“Trading Day” means, for the purpose of determining the Current Market Price of any class of Limited Partner Interests, a day on which the principal National Securities Exchange on which such class of Limited Partner Interests is listed is open for the transaction of business or, if Limited Partner Interests of a class are not listed on any National Securities Exchange, a day on which banking institutions in New York City generally are open.

“transfer” has the meaning assigned to such term in Section 4.4(a).

“Transfer Agent” means such bank, trust company or other Person (including the General Partner or one of its Affiliates) as shall be appointed from time to time by the Partnership to act as registrar and transfer agent for the Common Units; provided, however, that if no Transfer Agent is specifically designated for any other Partnership Securities, the Board of Directors shall act in such capacity.

“Unit” means a Partnership Security that is designated as a “Unit” and shall include Common Units, including Common Units held by the General Partner in a Limited Partner capacity, but shall not include the General Partner Unit (or the General Partner Interest represented thereby).

“Unitholders” means the holders of Units.

“Unit Majority” means at least a majority of the Outstanding Common Units.

“U.S. GAAP” means United States generally accepted accounting principles consistently applied.

“Withdrawal Opinion of Counsel” has the meaning assigned to such term in Section 11.1(b).

Section 1.2    Construction. Unless the context requires otherwise: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (b) references to Articles and Sections refer to Articles and Sections of this Agreement; (c) the term “include” or “includes” means includes, without limitation, and “including” means including, without limitation; and (d) the terms “hereof”, “herein” and “hereunder” refer to this Agreement as a whole and not to any particular provision of this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only, and shall not affect in any way the meaning or interpretation of this Agreement.

ARTICLE II

ORGANIZATION

Section 2.1    Formation. The Partnership was originally formed as the Predecessor, a Republic of the Marshall Islands corporation, on April 28, 2017. On November 30, 2018, the Predecessor continued its existence and converted into a Republic of the Marshall Islands limited partnership pursuant to the provisions of the Marshall Islands Act. Except as expressly provided to the contrary in this Agreement, the rights, duties (including fiduciary duties), liabilities and obligations of the Partners and the administration, dissolution and termination of the Partnership shall be governed by the Marshall Islands Act. All Partnership Interests shall constitute personal property of the owner thereof for all purposes and a Partner has no interest in specific Partnership property.

Section 2.2    Name. The name of the Partnership is “Navios Maritime Containers L.P.” The Partnership’s business may be conducted under any other name or names as determined by the Board of Directors. The words “Limited Partnership” or the letters “L.P.” or similar words or letters shall be included in the Partnership’s name where necessary for the purpose of complying with the laws of any jurisdiction that so requires. The Board of Directors may change the name of the Partnership at any time and from time to time in compliance with the requirements of the Marshall Islands Act and shall notify the General Partner and the Limited Partners of such change in the next regular communication to the Limited Partners.

Section 2.3    Registered Office; Registered Agent; Principal Office; Other Offices. Unless and until changed by the Board of Directors, the registered office of the Partnership in the Republic of the Marshall Islands shall be located at Trust Company Complex, Ajeltake Island, Ajeltake Road, Majuro, Marshall Islands MII 96960 and the registered agent for service of process on the Partnership in the Republic of the Marshall Islands at such registered office shall be The Trust Company of the Marshall Islands, Inc. Unless and until changed by the Board of Directors, the registered agent for service of process on the Partnership in the United States shall be CT Corporation System located at 111 8th Avenue, New York, New York 10011. The principal office of the Partnership shall be any place as the Board of Directors may from time to time designate by notice to the General Partner and the Limited Partners. The Partnership may maintain offices at such other place or places within or outside the Republic of the Marshall Islands as the Board of Directors determines to be necessary or appropriate. The address of the General Partner shall be at c/o Navios Maritime Holdings Inc. at 7 Avenue de Grande Bretagne, Office 11B2, Monte Carlo, MC 98000 Monaco, or such other place as the General Partner may from time to time designate by notice to the Limited Partners.

Section 2.4    Purpose and Business. The purpose and nature of the business to be conducted by the Partnership shall be to (a) engage directly in, or enter into or form any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that lawfully may be conducted by a limited partnership organized pursuant to the Marshall Islands Act and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership pursuant to the agreements relating to such business activity, and (b) do anything necessary or appropriate to the foregoing, including the making of capital contributions or loans to a Group Member.

Section 2.5    Powers. The Partnership shall be empowered to do any and all acts and things necessary and appropriate for the furtherance and accomplishment of the purposes and business described in Section 2.4 and for the protection and benefit of the Partnership.

Section 2.6    Power of Attorney.

(a)    Each Limited Partner hereby constitutes and appoints the Chairman of the Board of Directors, Vice Chairman of the Board of Directors, the Chief Executive Officer and President (if any) of the Partnership and, if a Liquidator shall have been selected pursuant to Section 12.3, the Liquidator, severally (and any successor to the Liquidator by merger, transfer, assignment, election or otherwise) and each of its authorized officers and attorneys-in-fact, as the case may be, with full power of substitution, as his true and lawful agent and attorney-in-fact, with full power and authority in his name, place and stead, to:

(i)    execute, swear to, acknowledge, deliver, file and record in the appropriate public offices (A) all certificates, documents and other instruments (including this Agreement and the Certificate of Limited Partnership and all amendments or restatements hereof or thereof) that the Board of Directors or the Liquidator determines to be necessary or appropriate to form, qualify or continue the existence or qualification of the Partnership as a limited partnership (or a partnership in which the limited partners have limited liability) in the Republic of the Marshall Islands and in all other jurisdictions in which the Partnership may conduct business or own property; (B) all certificates, documents and other instruments that the Board of Directors or the Liquidator determines to be necessary or appropriate to reflect, in accordance with its terms, any amendment, change, modification or restatement of this Agreement; (C) all certificates, documents and other instruments (including conveyances and a certificate of cancellation) that the Board of Directors or the Liquidator determines to be necessary or appropriate to reflect the dissolution and liquidation of the Partnership pursuant to the terms of this Agreement; (D) all certificates, documents and other instruments relating to the admission, withdrawal, removal or substitution of any Partner pursuant to, or other events described in, Articles IV, X, XI or XII; (E) all certificates, documents and other instruments relating to the determination of the rights, preferences and privileges of any class or series of Partnership Securities issued pursuant to Section 5.4; and (F) all certificates, documents and other instruments (including agreements and a certificate of merger) relating to a merger, consolidation or conversion of the Partnership pursuant to Article XIV; and

(ii)    execute, swear to, acknowledge, deliver, file and record all ballots, consents, approvals, waivers, certificates, documents and other instruments that the Board of Directors or the Liquidator determines to be necessary or appropriate to (A) make, evidence, give, confirm or ratify any vote, consent, approval, agreement or other action that is made or given by the Partners hereunder or is consistent with the terms of this Agreement or (B) effectuate the terms or intent of this Agreement; provided, however, that when required by Section 13.3 or any other provision of this Agreement that requires the consent of the Board of Directors or establishes a percentage of the Limited Partners or of the Limited Partners of any class or series required to take any action, the Board of Directors and the Liquidator may exercise the power of attorney made in this Section 2.6(a)(ii) only after the necessary consent of the Board of Directors or vote, consent or approval of the Limited Partners or of the Limited Partners of such class or series, as applicable.

Nothing contained in this Section 2.6(a) shall be construed as authorizing the Board of Directors to make an amendment to this Agreement except in accordance with Article XIII or as may be otherwise expressly provided for in this Agreement.

(b)    The foregoing power of attorney is hereby declared to be irrevocable and a power coupled with an interest, and it shall survive and, to the maximum extent permitted by law, not be affected by the subsequent death, incompetency, disability, incapacity, dissolution, bankruptcy or termination of any Limited Partner and the transfer of all or any portion of such Limited Partner’s Partnership Interest and shall extend to such Limited Partner’s heirs, successors, assigns and personal representatives. Each such Limited Partner hereby agrees to be bound by any representation made by the Board of Directors, the Chairman of the Board of Directors, Vice Chairman of the Board of Directors, Chief Executive Officer or President of the Partnership or the Liquidator acting in good faith pursuant to such power of attorney; and each such Limited Partner, to the maximum extent permitted by law, hereby waives any and all defenses that may be available to contest, negate or disaffirm the action of the Board of Directors, the Chairman of the Board of Directors, Vice Chairman of the Board of Directors, Chief Executive Officer or President of the Partnership or the Liquidator taken in good faith under such power of attorney. Each Limited Partner shall execute and deliver to the Chairman of the Board of Directors, Vice Chairman of the Board of Directors, Chief Executive Officer or President of the Partnership or the Liquidator, within 15 days after receipt of the request therefor, such further designation, powers of attorney and other instruments as the Chairman of the Board of Directors, Vice Chairman of the Board of Directors, Chief Executive Officer or President of the Partnership or the Liquidator determines to be necessary or appropriate to effectuate this Agreement and the purposes of the Partnership.

Section 2.7    Term. The term of the Partnership commenced upon the filing of the Certificate of Limited Partnership in accordance with the Marshall Islands Act and shall continue in existence until the dissolution of the Partnership in accordance with the provisions of Article XII. The existence of the Partnership as a separate legal entity shall continue until the cancellation of the Certificate of Limited Partnership as provided in the Marshall Islands Act.

Section 2.8    Title to Partnership Assets. Title to Partnership assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and no Partner, individually or collectively, shall have any ownership interest in such Partnership assets or any portion thereof. Title to any or all of the Partnership assets may be held in the name of the Partnership, the General Partner, one or more of its Affiliates or one or more nominees, as the Board of Directors may determine. The General Partner hereby declares and warrants that any Partnership assets for which record title is held in the name of the General Partner or one or more of its Affiliates or one or more nominees shall be held by the General Partner or such Affiliate or nominee for the use and benefit of the Partnership in accordance with the provisions of this Agreement; provided, however, that the General Partner shall use commercially reasonable efforts to cause record title to such assets (other than those assets in respect of which the Board of Directors determines that the expense and difficulty of conveyancing makes transfer of record title to the Partnership impracticable) to be vested in the Partnership as soon as reasonably practicable; and, provided further, that, prior to the withdrawal or removal of the General Partner or as soon thereafter as practicable, the General Partner shall use reasonable efforts to effect the transfer of record title to the Partnership and, prior to any such transfer, will provide for the use of such assets in a manner satisfactory to the Board of Directors. All Partnership assets shall be recorded as the property of the Partnership in its books and records, irrespective of the name in which record title to such Partnership assets is held.

ARTICLE III

RIGHTS OF LIMITED PARTNERS

Section 3.1    Limitation of Liability. The Limited Partners shall have no liability under this Agreement except as expressly provided in this Agreement or the Marshall Islands Act.

Section 3.2    Management of Business. No Limited Partner, in its capacity as such, shall participate in the operation, management or control (within the meaning of the Marshall Islands Act) of the Partnership’s business, transact any business in the Partnership’s name or have the power to sign documents for or otherwise bind the Partnership. Any action taken by any Affiliate of the General Partner or any officer, director, employee, manager, member, general partner, agent or trustee of the General Partner or any of its Affiliates, or any officer, director, employee, manager, member, general partner, agent or trustee of a Group Member, in its capacity as such, shall not be deemed to be participation in the control of the business of the Partnership by a limited partner of the Partnership (within the meaning of Section 30 of the Marshall Islands Act) and shall not affect, impair or eliminate the limitations on the liability of the Limited Partners under this Agreement.

Section 3.3    Outside Activities of the Limited Partners. Subject to the provisions of Section 7.13 and the Omnibus Agreement, which shall continue to be applicable to the Persons referred to therein, regardless of whether such Persons shall also be Limited Partners, any Limited Partner shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Partnership, including business interests and activities in direct competition with the Partnership Group. Neither the Partnership nor any of the other Partners shall have any rights by virtue of this Agreement in any business ventures of any Limited Partner.

Section 3.4    Rights of Limited Partners.

(a)    In addition to other rights provided by this Agreement or by applicable law, and except as limited by Section 3.4(b), each Limited Partner shall have the right, for a purpose reasonably related to such Limited Partner’s interest as a Limited Partner in the Partnership, upon reasonable written demand and at such Limited Partner’s own expense, to:

(i)    have furnished to him a current list of the name and last known business, residence or mailing address of each Partner;

(ii)    obtain true and full information regarding the amount of cash and a description and statement of the Net Agreed Value of any other Capital Contribution by each Partner and which each Partner has agreed to contribute in the future, and the date on which each became a Partner;

(iii)    have furnished to him a copy of this Agreement and the Certificate of Limited Partnership and all amendments thereto, together with a copy of the executed copies of all powers of attorney pursuant to which this Agreement, the Certificate of Limited Partnership and all amendments thereto have been executed;

(iv)    obtain true and full information regarding the status of the business and financial condition of the Partnership Group; and

(v)    obtain such other information regarding the affairs of the Partnership as is just and reasonable.

(b)    The Board of Directors may keep confidential from the Limited Partners, for such period of time as the Board of Directors deems reasonable, (i) any information that the Board of Directors reasonably believes to be in the nature of trade secrets or (ii) other information the disclosure of which the Board of Directors in good faith believes (A) is not in the best interests of the Partnership Group, (B) could damage the Partnership Group or (C) that any Group Member is required by law or by agreement with any third party to keep confidential (other than agreements with Affiliates of the Partnership the primary purpose of which is to circumvent the obligations set forth in this Section 3.4).

ARTICLE IV

CERTIFICATES; RECORD HOLDERS; TRANSFER OF PARTNERSHIP INTERESTS

Section 4.1    Certificates. Notwithstanding anything otherwise to the contrary herein, unless the Board of Directors shall determine otherwise in respect of one or more classes of Partnership Securities, Partnership

Securities shall not be evidenced by Certificates. Accordingly, any references in this Agreement, including in this Article IV, to Certificates shall be applicable only to the extent that the Board of Directors determines that one or more classes of Partnership Securities are to be evidenced by Certificates.

Certificates that may be issued may be executed on behalf of the Partnership by the General Partner (and by any appropriate officer of the General Partner on behalf of the General Partner) or any Officer. No Certificate evidencing Common Units shall be valid for any purpose until it has been countersigned by the Transfer Agent; provided, however, that if the Board of Directors elects to issue Common Units in global form, the Common Unit Certificates shall be valid upon receipt of a certificate from the Transfer Agent certifying that the Common Units have been duly registered in accordance with the directions of the Partnership.

Section 4.2    Mutilated, Destroyed, Lost or Stolen Certificates.

(a)    If any mutilated Certificate is surrendered to the Transfer Agent, the appropriate Officers on behalf of the Partnership shall execute, and the Transfer Agent shall countersign and deliver in exchange therefor, a new Certificate evidencing the same number and type of Partnership Securities as the Certificate so surrendered.

(b)    The appropriate Officers on behalf of the Partnership shall execute and deliver, and the Transfer Agent shall countersign, a new Certificate in place of any Certificate previously issued if the Record Holder of the Certificate:

(i)    makes proof by affidavit, in form and substance satisfactory to the Partnership, that a previously issued Certificate has been lost, destroyed or stolen;

(ii)    requests the issuance of a new Certificate before the Partnership has notice that the Certificate has been acquired by a purchaser for value in good faith and without notice of an adverse claim;

(iii)    if requested by the Partnership, delivers to the Partnership a bond, in form and substance satisfactory to the Partnership, with surety or sureties and with fixed or open penalty as the Board of Directors may direct to indemnify the Partnership, the Partners, the General Partner and the Transfer Agent against any claim that may be made on account of the alleged loss, destruction or theft of the Certificate; and

(iv)    satisfies any other reasonable requirements imposed by the Board of Directors.

If a Limited Partner fails to notify the Partnership within a reasonable period of time after he has notice of the loss, destruction or theft of a Certificate, and a transfer of the Limited Partner Interests represented by the Certificate is registered before the Partnership, the General Partner or the Transfer Agent receives such notification, the Limited Partner shall be precluded from making any claim against the Partnership, the General Partner or the Transfer Agent for such transfer or for a new Certificate.

(c)    As a condition to the issuance of any new Certificate under this Section 4.2, the Partnership may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Transfer Agent) reasonably connected therewith.

Section 4.3    Record Holders. The Partnership shall be entitled to recognize the Record Holder as the Partner with respect to any Partnership Interest and, accordingly, shall not be bound to recognize any equitable or other claim to, or interest in, such Partnership Interest on the part of any other Person, regardless of whether the Partnership shall have actual or other notice thereof, except as otherwise provided by law or any applicable rule, regulation, guideline or requirement of any National Securities Exchange on which such Partnership Interests are listed or admitted to trading. Without limiting the foregoing, when a Person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another Person in acquiring and/or holding Partnership Interests, as between the

Partnership on the one hand, and such other Persons on the other, such representative Person shall be (a) the Record Holder of such Partnership Interest and (b) shall be bound by this Agreement and shall have the rights and obligations of a Partner hereunder and as, and to the extent, provided for herein.

Section 4.4    Transfer Generally.

(a)    The term “transfer,” when used in this Agreement with respect to a Partnership Interest, shall be deemed to refer to a transaction (i) by which the General Partner assigns its General Partner Interest to another Person, and includes a sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, exchange or any other disposition by law or otherwise or (ii) by which the holder of a Limited Partner Interest assigns such Limited Partner Interest to another Person, including to another Person who is or becomes a Limited Partner, and includes a sale, assignment, gift, exchange or any other disposition by law or otherwise, including any transfer upon foreclosure of any pledge, encumbrance, hypothecation or mortgage.

(b)    No Partnership Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article IV. Any transfer or purported transfer of a Partnership Interest not made in accordance with this Article IV shall be null and void.

(c)    Nothing contained in this Agreement shall be construed to prevent a disposition by any stockholder, member, partner or other owner of the General Partner of any or all of the shares of stock, membership interests, partnership interests or other ownership interests in the General Partner.

Section 4.5    Registration and Transfer of Limited Partner Interests.

(a)    The General Partner shall keep or cause to be kept on behalf of the Partnership a register in which, subject to such reasonable regulations as it may prescribe and subject to the provisions of Section 4.5(b), the Partnership will provide for the registration and transfer of Limited Partner Interests. The Transfer Agent is hereby appointed registrar and transfer agent for the purpose of registering Common Units and transfers of such Common Units as herein provided. The Partnership shall not recognize transfers of Certificates evidencing Limited Partner Interests unless such transfers are effected in the manner described in this Section 4.5. Upon surrender of a Certificate for registration of transfer of any Limited Partner Interests evidenced by a Certificate, and subject to the provisions of Section 4.5(b), the appropriate Officers on behalf of the Partnership shall execute and deliver, and in the case of Common Units, the Transfer Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Certificates evidencing the same aggregate number and type of Limited Partner Interests as was evidenced by the Certificate so surrendered.

(b)    The Partnership shall not recognize any transfer of Limited Partner Interests evidenced by a Certificate until the Certificates evidencing such Limited Partner Interests are surrendered for registration of transfer. No charge shall be imposed by the Partnership for such transfer; provided, however, that as a condition to the issuance of any new Certificate under this Section 4.5, the Partnership may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed with respect thereto.

(c)    The General Partner and its Affiliates shall have the right at any time to transfer their Common Units to one or more Persons.

Section 4.6    Transfer of the General Partner’s General Partner Interest.

(a)    Subject to Section 4.6(b) below, the General Partner may transfer all or any of its General Partner Interest without Unitholder approval.

(b)    Notwithstanding anything herein to the contrary, no transfer by the General Partner of all or any part of its General Partner Interest to another Person shall be permitted unless (i) the transferee agrees to assume the rights and duties of the General Partner under this Agreement and to be bound by the provisions of this Agreement, (ii) the Partnership receives an Opinion of Counsel that such transfer would not result in the loss of limited liability of any Limited Partner or of any limited partner or member of any other Group Member and (iii) such transferee also agrees to accept and acquire all (or the appropriate portion thereof, if applicable) of the partnership or membership interest of the General Partner as the general partner or managing member, if any, of each other Group Member. In the case of a transfer pursuant to and in compliance with this Section 4.6, the transferee or successor (as the case may be) shall, subject to compliance with the terms of Section 10.3, be admitted to the Partnership as the General Partner immediately prior to the transfer of the General Partner Interest, and the business of the Partnership shall continue without dissolution.

Section 4.7    Restrictions on Transfers.

(a)    Except as provided in Section 4.7(b) below, but notwithstanding the other provisions of this Article IV, no transfer of any Partnership Interests shall be made if such transfer would (i) violate the then applicable U.S. federal or state securities laws, laws of the Republic of the Marshall Islands or rules and regulations of the Commission, any state securities commission or any other governmental authority with jurisdiction over such transfer or (ii) terminate the existence or qualification of the Partnership or any Group Member under the laws of the jurisdiction of its formation.

(b)    Nothing contained in this Article IV, or elsewhere in this Agreement, shall preclude the settlement of any transactions involving Partnership Interests entered into through the facilities of any National Securities Exchange on which such Partnership Interests are listed or admitted to trading.

ARTICLE V

CAPITAL CONTRIBUTIONS AND ISSUANCE OF PARTNERSHIP INTERESTS

Section 5.1    Initial General Partner Unit Issuances. In connection with the Conversion Transaction, the Partnership issued to Navios Maritime Containers GP LLC, a wholly-owned subsidiary of Navios Maritime Holdings, and Navios Maritime Containers GP LLC received, the General Partner Interest (represented by the General Partner Unit).

Section 5.2    Initial Limited Partner Unit Issuances. Pursuant to the Conversion Transaction and in consideration of the exchange of Predecessor Shares, the Partnership issued to the holders of Predecessor Shares immediately prior to the Conversion Transaction (including Navios Maritime Holdings) an aggregate of 34,603,100 Common Units.

Section 5.3    Interest and Withdrawal. No interest shall be paid by the Partnership on Capital Contributions. No Partner shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon termination of the Partnership may be considered and permitted as such by law and then only to the extent provided for in this Agreement. Except to the extent expressly provided in this Agreement, no Partner shall have priority over any other Partner either as to the return of Capital Contributions or as to profits, losses or distributions.

Section 5.4    Issuances of Additional Partnership Securities.

(a)    The Partnership may issue additional Partnership Securities and options, rights, warrants and appreciation rights relating to the Partnership Securities for any Partnership purpose at any time and from time to time to such Persons for such consideration and on such terms and conditions as the Board of Directors shall determine, all without the approval of any Limited Partners, but subject to the approval of the General Partner in the case where issuances of equity are not reasonably expected to be accretive to equity within twelve months of issuance or which would otherwise have a material adverse impact on the General Partner or the General Partner Interest.

(b)    Each additional Partnership Security authorized to be issued by the Partnership pursuant to Section 5.4(a) may be issued in one or more classes, or one or more series of any such classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of Partnership Securities) as shall be fixed by the Board of Directors, including (i) the right to share in Partnership distributions; (ii) the rights upon dissolution and liquidation of the Partnership; (iii) whether, and the terms and conditions upon which, the Partnership may or shall be required to redeem the Partnership Security (including sinking fund provisions); (iv) whether such Partnership Security is issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange; (v) the terms and conditions upon which each Partnership Security will be issued, evidenced by certificates and assigned or transferred; (vi) the method for determining the Percentage Interest as to such Partnership Security; and (vii) the right, if any, of each such Partnership Security to vote on Partnership matters, including matters relating to the relative rights, preferences and privileges of such Partnership Security.

(c)    The Board of Directors shall take all actions that it determines to be necessary or appropriate in connection with (i) each issuance of Partnership Securities and options, rights, warrants and appreciation rights relating to Partnership Securities pursuant to this Section 5.4, (ii) the issuance of the General Partner Interest (represented by the General Partner Unit) pursuant to the terms of the Conversion Transaction, (iii) the admission of additional Limited Partners and (iv) all additional issuances of Partnership Securities. The Board of Directors shall determine the relative rights, powers and duties of the holders of the Units or other Partnership Securities being so issued. The Board of Directors shall do all things necessary to comply with the Marshall Islands Act and is authorized and directed to do all things that it determines to be necessary or appropriate in connection with any future issuance of Partnership Securities pursuant to the terms of this Agreement, including compliance with any statute, rule, regulation or guideline of any federal, state or other governmental agency or any National Securities Exchange on which the Units or other Partnership Securities are listed or admitted to trading.

Section 5.5    Limitations on Issuance of Additional Partnership Securities. The Partnership may issue an unlimited number of Partnership Securities (or options, rights, warrants or appreciation rights related thereto) pursuant to Section 5.4 without the approval of the Limited Partners; provided, however, that no fractional units shall be issued by the Partnership.

Section 5.6    Limited Preemptive Right. No Person shall have any preemptive, preferential or other similar right with respect to the issuance of any Partnership Security, whether unissued, held in the treasury or hereafter created.

Section 5.7    Splits and Combinations.

(a)    Subject to Section 5.7(d), the Partnership may make a Pro Rata distribution of Partnership Securities to all Record Holders or may effect a subdivision or combination of Partnership Securities so long as, after any such event, each Partner shall have the same Percentage Interest in the Partnership as before such event, and any amounts calculated on a per Unit basis or stated as a number of Units are proportionately adjusted.

(b)    Whenever such a distribution, subdivision or combination of Partnership Securities is declared, the Board of Directors shall select a Record Date as of which the distribution, subdivision or combination shall be effective and shall send notice thereof at least 20 days prior to such Record Date to each Record Holder as of a date not less than 10 days prior to the date of such notice. The Board of Directors also may cause a firm of independent public accountants selected by it to calculate the number of Partnership Securities to be held by each Record Holder after giving effect to such distribution, subdivision or combination. The Board of Directors shall be entitled to rely on any certificate provided by such firm as conclusive evidence of the accuracy of such calculation.

(c)    Promptly following any such distribution, subdivision or combination, the Partnership may issue Certificates to the Record Holders of Partnership Securities as of the applicable Record Date representing the new number of Partnership Securities held by such Record Holders, or the Board of Directors may adopt such other procedures that it determines to be necessary or appropriate to reflect such changes. If any such combination results in a smaller total number of Partnership Securities Outstanding, the Partnership shall require, as a condition to the delivery to a Record Holder of such new Certificate, the surrender of any Certificate held by such Record Holder immediately prior to such Record Date.

(d)    The Partnership shall not issue fractional Units upon any distribution, subdivision or combination of Units. If a distribution, subdivision or combination of Units would result in the issuance of fractional Units but for the provisions of this Section 5.7(d), each fractional Unit shall be rounded to the nearest whole Unit (and a 0.5 Unit shall be rounded to the next higher Unit).

Section 5.8    Fully Paid and Non-Assessable Nature of Limited Partner Interests. All Limited Partner Interests issued pursuant to, and in accordance with the requirements of, this Article V shall be fully paid and non-assessable Limited Partner Interests in the Partnership, except as such non-assessability may be affected by the Marshall Islands Act.

ARTICLE VI

DISTRIBUTIONS

Section 6.1    Requirement and Characterization of Distributions.

(a)    Subject to the applicable provisions of the Marshall Islands Act, the Board of Directors may, in its sole discretion, at any time and from time to time, declare, make and pay distributions of cash or other assets of the Partnership to the Partners Pro Rata. Subject to the terms of any additional Partnership Securities, distributions shall be paid to the Partners in accordance with their respective Partnership Interests as of the Record Date selected by the Board of Directors. Notwithstanding anything otherwise to the contrary herein, the Partnership shall not make or pay any distributions of cash or other assets with respect to the General Partner Interest (represented by the General Partner Unit).

(b)    Notwithstanding Section 6.1(a), in the event of the dissolution and liquidation of the Partnership, all receipts received during or after the Quarter in which the Liquidation Date occurs shall be applied and distributed solely in accordance with, and subject to the terms and conditions of, Section 12.4.

Section 6.2    Distributions to Record Holders.    Each distribution in respect of a Partnership Interest shall be paid by the Partnership, directly or through the Transfer Agent or through any other Person or agent, only to the Record Holder of such Partnership Interest as of the Record Date set for such distribution. Such payment shall constitute full payment and satisfaction of the Partnership’s liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.

ARTICLE VII

MANAGEMENT AND OPERATION OF BUSINESS

Section 7.1    Management.

(a)    Except as otherwise expressly provided in this Agreement, all management powers over the business and affairs of the Partnership shall be exclusively vested in the General Partner. The General Partner shall conduct, direct and manage all activities and affairs of the Partnership and its business, and no Limited Partner or assignee of a Partnership Security shall have any management power over the business and affairs of the Partnership. In addition to the powers now or hereafter granted a general partner of a limited partnership under applicable law or that are granted to the General Partner under any other provision of this Agreement, the General Partner, subject to Section 7.11, shall have full power and authority to do all things and on such terms as it determines to be necessary or appropriate to conduct the business of the Partnership, to exercise all powers set forth in Section 2.5 and to effectuate the purposes set forth in Section 2.4, including the following:

(i)    the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into Partnership Securities, and the incurring of any other obligations;

(ii)    the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Partnership;

(iii)    the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the Partnership (the matters described in this clause (iii) being subject, however, to any prior approval that may be required by Section 7.11);

(iv)    the use of the assets of the Partnership (including cash on hand) for any purpose consistent with the terms of this Agreement, including the financing of the conduct of the operations of the Partnership Group; subject to Section 7.14(a), the lending of funds to other Persons (including other Group Members); the repayment or guarantee of obligations of the Partnership Group; and the making of capital contributions to any member of the Partnership Group;

(v)    the negotiation, execution and performance of any contracts, conveyances or other instruments (including instruments that limit the liability of the Partnership under contractual arrangements to all or particular assets of the Partnership, with the other party to the contract to have no recourse against the General Partner or its assets other than its interest in the Partnership, even if same results in the terms of the transaction being less favorable to the Partnership than would otherwise be the case);

(vi)    the distribution of Partnership cash consistent with the determination of the Board of Directors;

(vii)    the selection and dismissal of employees, including employees of any Group Members, (including employees having titles such as “president,” “vice president,” “secretary” and “treasurer”) and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

(viii)    the maintenance of insurance for the benefit of the Partnership Group and the Partners;

(ix)    the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any further limited or general partnerships, joint ventures, corporations, limited liability companies or other relationships (including the acquisition of interests in, and the contributions of property to, any Group Member from time to time) subject to the restrictions set forth in Section 7.14;

(x)    the control of any matters affecting the rights and obligations of the Partnership, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

(xi)    the indemnification of any Person against liabilities and contingencies to the extent permitted by law;

(xii)    the entering into of listing agreements with any National Securities Exchange and the delisting of some or all of the Limited Partner Interests from, or requesting that trading be suspended on, any such exchange (subject to any prior approval that may be required under this Agreement);

(xiii)    unless restricted or prohibited by Section 5.5, the purchase, sale or other acquisition or disposition of Partnership Securities, or the issuance of additional options, rights, warrants and appreciation rights relating to Partnership Securities;

(xiv)    the undertaking of any action in connection with the Partnership’s participation in any Group Member; and

(xv)    the entering into of agreements with any of its Affiliates to render services to a Group Member or to itself in the discharge of its duties as General Partner of the Partnership.

(b)    Notwithstanding any other provision of this Agreement, any Group Member Agreement, the Marshall Islands Act or any applicable law, rule or regulation, each Partner, assignee of a Partnership Security and other Person who may acquire an interest in Partnership Securities hereby (i) approves, ratifies and confirms the execution, delivery and performance by the parties thereto of this Agreement, any Group Member Agreement of any other Group Member and the other agreements described in or filed as exhibits to the Registration Statement that are related to the transactions contemplated by the Registration Statement; (ii) agrees that the General Partner (on its own or through any officer of the Partnership) is authorized to execute, deliver and perform the agreements referred to in clause (i) of this sentence and the other agreements, acts, transactions and matters described in or contemplated by the Registration Statement on behalf of the Partnership without any further act, approval or vote of the Partners or the assignees of Partnership Securities or any other Persons who may acquire an interest in Partnership Securities; and (iii) agrees that the execution, delivery or performance by the General Partner, any Group Member or any Affiliate of any of them of this Agreement or any agreement authorized or permitted under this Agreement (including the exercise by the General Partner or any Affiliate of the General Partner of the rights accorded pursuant to Article XV) shall not constitute a breach by the General Partner of any duty that the General Partner may owe the Partnership or the Limited Partners or any other Persons under this Agreement (or any other agreements) or of any duty stated or implied by law or equity.

Section 7.2    The Board of Directors; Election and Appointment; Term; Manner of Acting.

(a)    The Board of Directors shall consist of seven individuals, except that upon the Closing Date, there shall be a vacancy of one director. Until the first annual meeting of Unitholders after the Closing Date all members of the Board of Directors shall be Appointed Directors. The vacancy among the Appointed Directors shall be filled as if an Appointed Director had resigned, in accordance with Section 7.6. Following the first annual meeting of Unitholders after the Closing Date, the Board of Directors shall consist of seven individuals, three members of which shall be Appointed Directors and four members of which shall be Elected Directors. The Elected Directors shall be divided into three classes: Class I, comprising two Elected Directors, Class II, comprising one Elected Director, and Class III, comprising one Elected Director. The successors of the initial members of the Board of Directors shall be appointed or elected, as the case may be, as follows:

(i)    The Appointed Directors shall be appointed by the General Partner on the date of the 2019 Annual Meeting and each Appointed Director shall hold office until his or her successor is duly appointed by the General Partner and qualified or until his or her earlier death, resignation or removal; and

(ii)    The Class I Elected Directors shall be elected at the 2019 Annual Meeting for a one-year term expiring on the date of the first succeeding Annual Meeting, the Class II Elected Director shall be elected at the 2019 Annual Meeting for a two-year term expiring on the second succeeding Annual Meeting and the Class III Elected Directors shall be elected at the 2019 Annual Meeting for a three-year term expiring on the third succeeding Annual Meeting, in each case by a plurality of the votes of the Outstanding Common Units present in person or represented by proxy at the Annual Meeting with each Outstanding Common Unit having one vote. At each Annual Meeting after the 2019 Annual Meeting, Elected Directors so classified who are elected to replace those whose terms expire at such Annual Meeting shall be elected to hold office until the third succeeding Annual Meeting.

(b)    Except as provided in paragraph (a)(ii) above with respect to Elected Directors elected at the 2019 Annual Meeting, each member of the Board of Directors appointed or elected, as the case may be, at an Annual Meeting shall hold office until the third succeeding Annual Meeting and until his or her successor is duly elected or appointed, as the case may be, and qualified, or until his or her earlier death, resignation or removal.

(c)    Each member of the Board of Directors shall have one vote. The vote of the majority of the members of the Board of Directors present at a meeting at which a quorum is present shall be the act of the Board of Directors. A majority of the number of members of the Board of Directors then in office shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, but if less than a quorum is present at a meeting, a majority of the members of the Board of Directors present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Section 7.3    Nominations of Elected Directors. The Board of Directors shall be entitled to nominate individuals to stand for election as Elected Directors at an Annual Meeting. In addition, any Limited Partner or Group of Limited Partners that beneficially owns 25% or more of the Outstanding Common Units shall be entitled to nominate one or more individuals to stand for election as Elected Directors at an Annual Meeting by providing written notice thereof to the Board of Directors not more than 120 days and not less than 90 days prior to the date of such Annual Meeting; provided, however, that in the event that the date of the Annual Meeting was not publicly announced by the Partnership by mail, press release or otherwise more than 100 days prior to the date of such meeting, such notice, to be timely, must be delivered to the Board of Directors not later than the close of business on the tenth day following the date on which the date of the Annual Meeting was announced. Such notice shall set forth (i) the name and address of the Limited Partner or Limited Partners making the nomination or nominations, (ii) the number of Common Units beneficially owned by such Limited Partner or Limited Partners, (iii) such information regarding the nominee(s) proposed by the Limited Partner or Limited Partners as would be required to be included in a proxy statement relating to the solicitation of proxies for the election of directors filed pursuant to the proxy rules of the Commission had the nominee(s) been nominated or intended to be nominated to the Board of Directors, (iv) the written consent of each nominee to serve as a member of the Board of Directors if so elected and (v) a certification that such nominee(s) qualify as Elected Directors.

Section 7.4    Removal of Members of Board of Directors. Members of the Board of Directors may only be removed as follows:

(a)    Any Appointed Director may be removed at any time (i) without Cause, only by the General Partner and (ii) with Cause, by (x) the General Partner, (y) by the affirmative vote of the holders of a majority of the Outstanding Common Units, voting as a single class, at a properly called meeting of the Limited Partners or (z) by the affirmative vote of a majority of the other members of the Board of Directors.

(b)    Any and all of the Elected Directors may be removed at any time (i) without Cause, only by the affirmative vote of a majority of the other members of the Board of Directors and (ii) with Cause, by (x) the affirmative vote of a majority of the other members of the Board of Directors or (y) by the affirmative vote of the holders of a majority of the Outstanding Common Units at a properly called meeting of the Limited Partners.

Section 7.5    Resignations of Members of the Board of Directors. Any member of the Board of Directors may resign at any time by giving written notice to the Board of Directors. Such resignation shall take effect at the time specified therein.

Section 7.6    Vacancies on the Board of Directors. Vacancies on the Board of Directors may be filled only as follows:

(a)    If any Appointed Director is removed, resigns or is otherwise unable to serve as a member of the Board of Directors, the General Partner shall, in its sole discretion, appoint an individual to fill the vacancy.

(b)    If any Elected Director is removed, resigns or is unable to serve as a member of the Board of Directors, the vacancy shall be filled by a majority of the Elected Directors then serving.

(c)    A director appointed or elected pursuant to this Section 7.6 to fill a vacancy shall be appointed or elected, as the case may be, for no more than the unexpired term of his or her predecessor in office.

Section 7.7    Meetings; Committees; Chairman.

(a)    Regular meetings of the Board of Directors shall be held at such times and places as shall be designated from time to time by resolution of the Board of Directors. Notice of such regular meetings shall not be required. Special meetings of the Board of Directors may be called by the Chairman of the Board of Directors and shall be called by the Secretary upon the written request of two members of the Board of Directors, on at least 48 hours prior written notice to the other members. Any such notice, or waiver thereof, need not state the purpose of such meeting except as may otherwise be required by law. Attendance of a member of the Board of Directors at a meeting (including pursuant to the penultimate sentence of this Section 7.7(a)) shall constitute a waiver of notice of such meeting, except where such member attends the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened. Any action required or permitted to be taken at a meeting of the Board of Directors may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by all the members of the Board of Directors. Members of the Board of Directors may participate in and hold meetings by means of conference telephone, videoconference or similar communications equipment by means of which all Persons participating in the meeting can hear each other, and participation in such meetings shall constitute presence in person at the meeting. The Board of Directors may establish any additional rules governing the conduct of its meetings that are not inconsistent with the provisions of this Agreement.

(b)    The Board of Directors shall appoint the Audit Committee to consist of a minimum of three of the Elected Directors then in office, and the Conflicts Committee to consist of a minimum of three of the Elected

Directors then in office. The Audit Committee and the Conflicts Committee shall, in each case, perform the functions delegated to it pursuant to the terms of this Agreement and such other matters as may be delegated to it from time to time by resolution of the Board of Directors. The Board of Directors, by a majority of the whole Board of Directors, may appoint one or more additional committees of the Board of Directors, including an executive committee to consist of one or more members of the Board of Directors, which committee(s) shall have and may exercise such of the powers and authority of the Board of Directors (including in respect of Section 7.1) with respect to the management of the business and affairs of the Partnership as may be provided in a resolution of the Board of Directors. Any committee designated pursuant to this Section 7.7(b) shall choose its own chairman, shall keep regular minutes of its proceedings and report the same to the Board of Directors when requested, shall fix its own rules or procedures and shall meet at such times and at such place or places as may be provided by such rules or by resolution of such committee or resolution of the Board of Directors. At every meeting of any such committee, the presence of a majority of all the members thereof shall constitute a quorum and the affirmative vote of a majority of the members present shall be necessary for the taking of any action. Subject to the first sentence of this Section 7.7(b), the Board of Directors may designate one or more members of the Board of Directors as alternate members of any committee who may replace any absent or disqualified member at any meeting of such committee. Subject to the first sentence of this Section 7.7(b), in the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not constituting a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of the absent or disqualified member.

(c)    The Appointed Directors may designate one of the members of the Board of Directors as Chairman of the Board of Directors. The Chairman of the Board of Directors, if any, and if present and acting, shall preside at all meetings of the Board of Directors. In the absence of the Chairman of the Board of Directors, another member of the Board of Directors chosen by the Appointed Directors shall preside. If, at any time, in accordance with Section 7.2(b), the Board of Directors consists solely of Elected Directors, the Board of Directors may elect one of its members as Chairman of the Board of Directors and shall, in the absence of the Chairman of the Board of Directors at a meeting of the Board of Directors, choose another member of the Board of Directors to preside at the meeting.

Section 7.8    Officers.

(a)    The Board of Directors, as set forth below, shall appoint agents of the Partnership, referred to as “Officers” of the Partnership as described in this Section 7.8. Unless provided otherwise by resolution of the Board of Directors, the Officers shall have the titles, power, authority and duties described below in this Section 7.8.

(b)    The Officers of the Partnership shall be the Chairman of the Board of Directors (unless the Board of Directors provides otherwise), Executive Vice Chairman or Vice Chairman of the Board of Directors (unless the Board of Directors provides otherwise), the Chief Executive Officer, the President and any and all Vice Presidents, the Secretary and any and all Assistant Secretaries and any Treasurer and any and all Assistant Treasurers and any other Officers appointed pursuant to Section 7.8(k). There shall be appointed from time to time, in accordance with this Section 7.8, such Vice Presidents, Secretaries, Assistant Secretaries, Treasurers and Assistant Treasurers as the Board of Directors may desire. Any person may hold two or more offices.

(c)    The Officers shall be appointed by the Board of Directors at such time and for such terms as the Board of Directors shall determine. Any Officer may be removed, with or without Cause, only by the Board of Directors. Vacancies in any office may be filled only by the Board of Directors.

(d)    The Board of Directors may elect one of its members as the Chairman of the Board of Directors. Unless the Board of Directors provides otherwise, the Chairman of the Board of Directors shall be an Officer of the Partnership and shall have the powers, duties and authorities assigned by the Board of Directors.

(e)    The Board of Directors may elect one of its members as Executive Vice Chairman or Vice Chairman of the Board of Directors. Unless the Board of Directors provides otherwise, the Executive Vice Chairman or Vice Chairman of the Board of Directors, as the case may be, shall be an Officer of the Partnership and shall have the powers, duties and authority of the chief executive officer of the Partnership and, as such, shall be responsible for the general and active management and direction of the Partnership and shall see that all orders and resolutions of the Board of Directors are carried into effect.

(f)    Subject to the limitations imposed by this Agreement, any employment agreement, any employee plan or any determination of the Board of Directors, the Chief Executive Officer, subject to the direction of the Board of Directors, shall have the powers, duties and authority of the chief executive officer of the Partnership and, as such, shall be responsible for the management of the business and affairs of the Partnership, its other Officers, employees and agents, shall supervise generally the affairs of the Partnership and shall have full authority to execute all documents and take all actions that the Partnership may legally take. The Chief Executive Officer shall exercise such other powers and perform such other duties as may be assigned to him by this Agreement or the Board of Directors, including any duties and powers stated in any employment agreement approved by the Board of Directors.

(g)    Subject to the limitations imposed by this Agreement, any employment agreement, any employee plan or any determination of the Board of Directors, the President, subject to the direction of the Chief Executive Officer and the Board of Directors, shall have the powers, duties and authority of the chief operating officer of the Partnership and, as such, shall be responsible for the direction of the day-to-day operations of the Partnership. In the absence of the Chief Executive Officer, the President shall have all of the powers and duties conferred upon the Chief Executive Officer, including the same power as the Chief Executive Officer to execute documents on behalf of the Partnership. The President shall exercise such other powers and perform such other duties as may be assigned to him by the Chief Executive Officer, this Agreement, or the Board of Directors, including any duties and powers stated in any employment agreement approved by the Board of Directors.

(h)    In the absence of the President, each Vice President appointed by the Board of Directors shall have all of the powers and duties conferred upon the President, including the same power as the President to execute documents on behalf of the Partnership. Each such Vice President shall perform such other duties and may exercise such other powers as may from time to time be assigned to him by the Board of Directors or the President.

(i)    The Secretary shall record or cause to be recorded in books provided for that purpose the minutes of the meetings or actions of the Board of Directors and Unitholders, shall see that all notices are duly given in accordance with the provisions of this Agreement and as required by law, shall be custodian of all records (other than financial), shall see that the books, reports, statements, certificates and all other documents and records required by law are properly kept and filed, and, in general, shall perform all duties incident to the office of Secretary and such other duties as may, from time to time, be assigned to him by this Agreement, the Board of Directors or the President. The Assistant Secretaries shall exercise the powers of the Secretary during that Officer’s absence or inability or refusal to act.

(j)    The Treasurer shall keep or cause to be kept the books of account of the Partnership and shall render statements of the financial affairs of the Partnership in such form and as often as required by this Agreement, the Board of Directors or the President. The Treasurer, subject to the order of the Board of Directors, shall have the custody of all funds and securities of the Partnership. The Treasurer shall perform all other duties commonly incident to his or her office and shall perform such other duties and have such other powers as this Agreement, the Board of Directors or the President, shall designate from time to time. The Assistant Treasurers shall exercise the power of the Treasurer during that Officer’s absence or inability or refusal to act. Each of the Assistant Treasurers shall possess the same power as the Treasurer to sign all certificates, contracts, obligations and other instruments of the Partnership. If no Treasurer or Assistant Treasurer is appointed and serving or in the absence of the appointed Treasurer and Assistant Treasurer, the Vice President and Chief Financial Officer, or such other Officer as the Board of Directors shall select, shall have the powers and duties conferred upon the Treasurer.

(k)    The Board of Directors may appoint such other Officers and agents as may from time to time appear to be necessary or advisable in the conduct of the affairs of the Partnership, who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors.

(l)    The Board of Directors may grant powers of attorney or other authority as appropriate to establish and evidence the authority of the Officers and other Persons.

(m)    Unless otherwise provided by resolution of the Board of Directors, no Officer shall have the power or authority to delegate to any Person such Officer’s rights and powers as an Officer to manage the business and affairs of the Partnership.

Section 7.9    Compensation of Directors. The members of the Board of Directors who are not employees of the Partnership, the General Partner or its Affiliates shall receive such compensation for their services as members of the Board of Directors or members of a committee of the Board of Directors shall determine. In addition, the members of the Board of Directors shall be entitled to be reimbursed for out-of-pocket costs and expenses incurred in the course of their service hereunder.

Section 7.10    Certificate of Limited Partnership. The General Partner has caused the Certificate of Limited Partnership to be filed with the Registrar of Corporations of the Republic of the Marshall Islands as required by the Marshall Islands Act. The General Partner shall use all commercially reasonable efforts to cause to be filed such other certificates or documents that the Board of Directors determines to be necessary or appropriate for the formation, continuation, qualification and operation of a limited partnership (or a partnership or other entity in which the limited partners have limited liability) in the Republic of the Marshall Islands or any other jurisdiction in which the Partnership may elect to do business or own property. To the extent the Board of Directors determines such action to be necessary or appropriate, the General Partner shall file amendments to and restatements of the Certificate of Limited Partnership and do all things to maintain the Partnership as a limited partnership (or a partnership or other entity in which the limited partners have limited liability) under the laws of the Republic of the Marshall Islands or of any other jurisdiction in which the Partnership may elect to do business or own property. Subject to the terms of Section 3.4(a), the General Partner shall not be required, before or after filing, to deliver or mail a copy of the Certificate of Limited Partnership, any qualification document or any amendment thereto to any Limited Partner.

Section 7.11    Restrictions on the Authority of the Board of Directors and the General Partner.

(a)    Except as otherwise provided in this Agreement, neither the Board of Directors nor the General Partner may, without written approval of the specific act by holders of all of the Outstanding Limited Partner Interests or by other written instrument executed and delivered by holders of all of the Outstanding Limited Partner Interests subsequent to the date of this Agreement, take any action in contravention of this Agreement.

(b)    Except as provided in Articles XII and XIV, the Board of Directors may not sell, exchange or otherwise dispose of all or substantially all of the assets of the Partnership Group, taken as a whole, in a single transaction or a series of related transactions (including by way of merger, consolidation, other combination or sale of ownership interests in the Partnership’s Subsidiaries) or dissolve the Partnership without the approval of holders of a Unit Majority and the General Partner; provided, however, that this provision shall not preclude or limit the ability of the Board of Directors to mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the assets of the Partnership Group and shall not apply to any forced sale of any or all of the assets of the Partnership Group pursuant to the foreclosure of, or other realization upon, any such encumbrance. The transfer of the General Partner Interest to and the election of a successor general partner of the Partnership shall be made in accordance with Sections 4.6 and 11.3.

Section 7.12    Reimbursement of the General Partner.

(a)    Except as provided in this Section 7.12 and elsewhere in this Agreement, the General Partner shall not be compensated for its services as a general partner or managing member of any Group Member.

(b)    The General Partner shall be reimbursed on a monthly basis, or such other basis as the Board of Directors may determine, for any direct and indirect expenses it incurs that are allocable to the Partnership Group or payments it makes on behalf of the Partnership Group (including salary, bonus, incentive compensation and other amounts paid to any Person, including Affiliates of the General Partner, to perform services for the Partnership or for the General Partner in the discharge of its duties to the Partnership Group, which amounts shall also include reimbursement for any Common Units purchased to satisfy obligations of the Partnership under any of its equity compensation plans). The Board of Directors shall determine the expenses that are allocable to the Partnership Group. Reimbursements pursuant to this Section 7.12 shall be in addition to any reimbursement to the General Partner as a result of indemnification pursuant to Section 7.15.

(c)    The Board of Directors, without the approval of the Limited Partners (who shall have no right to vote in respect thereof), may propose and adopt on behalf of the Partnership employee benefit plans, employee programs and employee practices (including plans, programs and practices involving the issuance of Partnership Securities or options to purchase or rights, warrants or appreciation rights relating to Partnership Securities), or cause the Partnership to issue Partnership Securities in connection with, or pursuant to, any employee benefit plan, employee program or employee practice maintained or sponsored by the Partnership, the General Partner or any of its Affiliates, in each case for the benefit of employees of the Partnership, the General Partner, any Group Member or any Affiliate thereof, or any of them, in respect of services performed, directly or indirectly, for the benefit of the Partnership Group. The Partnership agrees to issue and sell to the General Partner or any of its Affiliates any Partnership Securities that the General Partner or such Affiliates are obligated to provide to any employees pursuant to any such employee benefit plans, employee programs or employee practices. Expenses incurred by the General Partner in connection with any such plans, programs and practices (including the net cost to the General Partner or such Affiliates of Partnership Securities purchased by the General Partner or such Affiliates from the Partnership or in the open market to fulfill options or awards under such plans, programs and practices) shall be reimbursed in accordance with Section 7.12(b). Any and all obligations of the General Partner under any employee benefit plans, employee programs or employee practices adopted by the General Partner as permitted by this Section 7.12(c) shall constitute obligations of the General Partner hereunder and shall be assumed by any successor General Partner approved pursuant to Sections 11.1 or 11.2 or the transferee of or successor to all of the General Partner’s General Partner Interest pursuant to Section 4.6.

Section 7.13    Outside Activities.

(a)    After the Closing Date, the General Partner, for so long as it is the General Partner of the Partnership (i) agrees that its sole business will be to act as a general partner or managing member, as the case may be, of the Partnership and any other partnership or limited liability company of which the Partnership is, directly or indirectly, a partner or member and to undertake activities that are ancillary or related thereto (including being a limited partner in the Partnership), (ii) shall not engage in any business or activity or incur any debts or liabilities except in connection with or incidental to (A) its performance as general partner or managing member, if any, of one or more Group Members or as described in or contemplated by the Registration Statement or (B) the acquiring, owning or disposing of debt or equity securities in any Group Member and (iii) except to the extent permitted in the Omnibus Agreement, shall not acquire or own Vessel Assets (as such term is defined in the Omnibus Agreement).

(b)    Navios Maritime Acquisition, Navios Maritime Holdings, Navios Maritime Partners, Navios Maritime Midstream Partners, the Predecessor, the Partnership, the General Partner and Navios Partners Containers Finance Inc. have entered into the Omnibus Agreement, which agreement sets forth certain restrictions on the ability of Navios Maritime Holdings and certain of its Affiliates to acquire or own Vessel Assets (as such term is defined in the Omnibus Agreement). The Omnibus Agreement may be amended by the General Partner.

(c)    Except as specifically restricted by this Section 7.13(a) or the Omnibus Agreement, each Indemnitee (other than the General Partner) shall have the right to engage in businesses of every type and description and other activities for profit and to engage in and possess an interest in other business ventures of any and every type or description, whether in businesses engaged in or anticipated to be engaged in by any Group Member, independently or with others, including business interests and activities in direct competition with the business and activities of any Group Member, and none of the same shall constitute a breach of this Agreement or any duty expressed or implied by law to any Group Member or any Partner. Notwithstanding anything to the contrary in this Agreement, (i) the possessing of competitive interests and engaging in competitive activities by any Indemnitees (other than the General Partner) in accordance with the provisions of this Section 7.13 is hereby approved by the Partnership and all Partners and (ii) it shall be deemed not to be a breach of any fiduciary duty or any other obligation of any type whatsoever of the General Partner or of any Indemnitee for the Indemnitees (other than the General Partner) to engage in such business interests and activities in preference to or to the exclusion of the Partnership.

(d)    Notwithstanding anything to the contrary in this Agreement, the doctrine of corporate opportunity, or any analogous doctrine, shall not apply to an Indemnitee (including the General Partner) and, subject to the terms of Section 7.13(a), Section 7.13(b), Section 7.13(c) and the Omnibus Agreement, no Indemnitee (including the General Partner) who acquires knowledge of a potential transaction, agreement, arrangement or other matter that may be an opportunity for the Partnership shall have any duty to communicate or offer such opportunity to the Partnership, and, subject to the terms of Section 7.13(a), Section 7.13(b), Section 7.13(c) and the Omnibus Agreement, such Indemnitee (including the General Partner) shall not be liable to the Partnership, to any Limited Partner or any other Person for breach of any fiduciary or other duty by reason of the fact that such Indemnitee (including the General Partner) pursues or acquires such opportunity for itself, directs such opportunity to another Person or does not communicate such opportunity or information to the Partnership.

(e)    The General Partner and each of its Affiliates may acquire Units or other Partnership Securities in addition to those acquired on the Closing Date and, except as otherwise provided in this Agreement, shall be entitled to exercise, at their option, all rights relating to all Units or other Partnership Securities acquired by them. The term “Affiliates” as used in this Section 7.13(e) with respect to the General Partner shall not include any Group Member.

(f)    The General Partner may make contributions to the Partnership and share in the profits, losses and distributions from the Partnership in its capacity as a Limited Partner. Except as otherwise provided in this Agreement, the General Partner has the rights and powers, and is subject to the restrictions, of a Limited Partner to the extent of its participation in the Partnership is as a Limited Partner and may act in its capacity as a Limited Partner in accordance with this Agreement.

Section 7.14    Loans from the General Partner; Loans or Contributions from the Partnership or Group Members.

(a)    The General Partner or any of its Affiliates may lend to and/or borrow from any Group Member, and any Group Member may lend to and/or borrow from the General Partner or any of its Affiliates, funds needed or desired by the Group Member for such periods of time and in such amounts as the General Partner and the Board of Directors may determine; provided, however, that in any such case the lending party may not charge the borrowing party interest at a rate greater than the rate that would be charged the borrowing party or impose terms less favorable to the borrowing party than would be charged or imposed on the borrowing party by unrelated lenders on comparable loans made on an arms’-length basis (without reference to the lending party’s financial abilities or guarantees), all as determined by the Board of Directors. The borrowing party shall reimburse the lending party for any costs (other than any additional interest costs) incurred by the lending party in connection with the borrowing of such funds. For purposes of this Section 7.14(a), Section 7.14(b) and Section 7.14(c), the term “Group Member” shall include any Affiliate of a Group Member that is controlled by the Group Member.

(b)    The Partnership may lend or contribute to any Group Member, and any Group Member may borrow from the Partnership, funds on terms and conditions determined by the Board of Directors.

(c)    No borrowing by any Group Member or the approval thereof by the General Partner or the Board of Directors shall be deemed to constitute a breach of any duty, expressed or implied, of the General Partner or its Affiliates or the Board of Directors to the Partnership or the Limited Partners by reason of the fact that the purpose or effect of such borrowing is directly or indirectly to enable distributions to the General Partner or its Affiliates (including in their capacities as Limited Partners) to exceed the General Partner’s Percentage Interest of the total amount distributed to all partners.

Section 7.15    Indemnification.

(a)    To the fullest extent permitted by law but subject to the limitations expressly provided in this Agreement, all Indemnitees shall be indemnified and held harmless by the Partnership from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as a Person described in one or more of clauses (a) through (h) of the definition of Indemnitee; provided, however, that the Indemnitee shall not be indemnified and held harmless if there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification pursuant to this Section 7.15, the Indemnitee acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was unlawful; and, provided further, that no indemnification pursuant to this Section 7.15 shall be available to the General Partner or its Affiliates (other than a Group Member) with respect to its or their obligations incurred pursuant to the Omnibus Agreement. Any indemnification pursuant to this Section 7.15 shall be made out of the assets of the Partnership, it being agreed that the General Partner shall not be personally liable for such indemnification and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate such indemnification.

(b)    To the fullest extent permitted by law, expenses (including legal fees and expenses) incurred by an Indemnitee who is indemnified pursuant to Section 7.15(a) in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Partnership prior to a determination that the Indemnitee is not entitled to be indemnified upon receipt by the Partnership of any undertaking by or on behalf of the Indemnitee to repay such amount if it shall be determined that the Indemnitee is not entitled to be indemnified as authorized, in this Section 7.15.

(c)    The indemnification provided by this Section 7.15 shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, pursuant to any vote of the holders of Outstanding Limited Partner Interests, as a matter of law or otherwise, both as to actions in the Indemnitee’s capacity as an Indemnitee and as to actions in any other capacity, and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

(d)    The Partnership may purchase and maintain (or reimburse the General Partner or its Affiliates for the cost of) insurance, on behalf of the Board of Directors and the General Partner, its Affiliates and such other Persons as the Board of Directors shall determine, against any liability that may be asserted against, or expense that may be incurred by, such Person in connection with the Partnership’s activities or such Person’s activities on behalf of the Partnership, regardless of whether the Partnership would have the power to indemnify such Person against such liability under the provisions of this Agreement or law.

(e)    For purposes of this Section 7.15, the Partnership shall be deemed to have requested an Indemnitee to serve as fiduciary of an employee benefit plan whenever the performance by the Indemnitee of its duties to the Partnership also imposes duties on, or otherwise involves services by, it to the plan or participants or beneficiaries of the plan; excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall constitute “fines” within the meaning of Section 7.15(a); and action taken or omitted by the Indemnitee with respect to any employee benefit plan in the performance of its duties for a purpose reasonably believed by it to be in the best interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose that is in the best interests of the Partnership.

(f)    In no event may an Indemnitee subject the Limited Partners to personal liability by reason of the indemnification provisions set forth in this Agreement.

(g)    An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.15 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

(h)    The provisions of this Section 7.15 are for the benefit of the Indemnitees, their heirs, successors, assigns and administrators and shall not be deemed to create any rights for the benefit of any other Persons.

No amendment, modification or repeal of this Section 7.15 or any provision hereof shall in any manner terminate, reduce or impair the right of any past, present or future Indemnitee to be indemnified by the Partnership, nor the obligations of the Partnership to indemnify any such Indemnitee under and in accordance with the provisions of this Section 7.15 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.16    Liability of Indemnitees.

(a)    Notwithstanding anything to the contrary set forth in this Agreement, no Indemnitee shall be liable for monetary damages to the Partnership, the Limited Partners or any other Persons who have acquired interests in the Partnership Securities, for losses sustained or liabilities incurred as a result of any act or omission of an Indemnitee unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter in question, the Indemnitee acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was criminal.

(b)    Subject to their obligations and duties as members of the Board of Directors or the General Partner, respectively, set forth in Section 7.1(a), members of the Board of Directors and the General Partner may exercise any of the powers granted to them and perform any of the duties imposed upon them hereunder either directly or by or through its agents, and the members of the Board of Directors and the General Partner shall not be responsible for any misconduct or negligence on the part of any such agent appointed by the Board of Directors or the General Partner in good faith.

(c)    To the extent that, at law or in equity, an Indemnitee has duties (including fiduciary duties) and liabilities relating thereto to the Partnership or to the Partners, the General Partner and any other Indemnitee acting in connection with the Partnership’s business or affairs shall not be liable to the Partnership or to any Partner for its good faith reliance on the provisions of this Agreement.

(d)    Any amendment, modification or repeal of this Section 7.16 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability of the Indemnitees under this Section 7.16 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.17    Resolution of Conflicts of Interest; Standards of Conduct and Modification of Duties.

(a)    Unless otherwise expressly provided in this Agreement or any Group Member Agreement, whenever a potential conflict of interest exists or arises between the General Partner or any of its Affiliates, or any member of the Board of Directors, on the one hand, and the Partnership, any Group Member or any Partner, on the other, any resolution or course of action in respect of such conflict of interest shall be permitted and deemed approved by all Partners, and shall not constitute a breach of this Agreement, of any Group Member Agreement, of any agreement contemplated herein or therein, or of any duty stated or implied by law or equity, if the resolution or course of action in respect of such conflict of interest is (i) approved by Special Approval, (ii) approved by the vote of a majority of the Common Units (excluding Common Units owned by the General Partner and its Affiliates), (iii) on terms no less favorable to the Partnership than those generally being provided to or available from unrelated third parties or (iv) fair and reasonable to the Partnership, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership). The General Partner and the Board of Directors may but shall not be required in connection with the resolution of such conflict of interest to seek Special Approval of such resolution, and the General Partner or the Board of Directors, as the case may be, may also adopt a resolution or course of action that has not received Special Approval. If Special Approval is not sought and the Board of Directors determines that the resolution or course of action taken with respect to a conflict of interest satisfies either of the standards set forth in clauses (iii) or (iv) above, then it shall be presumed that, in making its decision the Board of Directors, acted in good faith, and in any proceeding brought by any Limited Partner or by or on behalf of such Limited Partner or any other Limited Partner or the Partnership challenging such approval, the Person bringing or prosecuting such proceeding shall have the burden of overcoming such presumption. Notwithstanding anything to the contrary in this Agreement, the existence of the conflicts of interest described in the Registration Statement are hereby approved by all Partners.

(b)    Whenever the General Partner makes a determination or takes or declines to take any other action, or any of its Affiliates causes it to do so, in its capacity as the general partner of the Partnership as opposed to in its individual capacity, whether under this Agreement, any Group Member Agreement or any other agreement contemplated hereby or otherwise, then, unless another express standard is provided for in this Agreement, the General Partner, or such Affiliates causing it to do so, shall make such determination or take or decline to take such other action in good faith and shall not be subject to any other or different standards imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Marshall Islands Act or any other law, rule or regulation or at equity. In order for a determination or other action to be in “good faith” for purposes of this Agreement, the Person or Persons making such determination or taking or declining to take such other action must reasonably believe that the determination or other action is in the best interests of the Partnership, unless the context otherwise requires.

(c)    Whenever the General Partner makes a determination or takes or declines to take any other action, or any of its Affiliates causes it to do so, in its individual capacity as opposed to in its capacity as the general partner of the Partnership, whether under this Agreement, any Group Member Agreement or any other agreement contemplated hereby or otherwise, then the General Partner, or such Affiliates causing it to do so, are entitled to make such determination or to take or decline to take such other action free of any fiduciary duty or obligation whatsoever to the Partnership or any Limited Partner, and the General Partner, or such Affiliates causing it to do so, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Marshall Islands Act or any other law, rule or regulation or at equity. By way of illustration and not of limitation, whenever the phrase, “at the option of the General Partner,” or some variation of that phrase, is used in this Agreement, it indicates that the General Partner is acting in its individual capacity. For the avoidance of doubt, whenever the General Partner votes or transfers its Units or the General Partner Unit , to the extent permitted under this Agreement, or refrains from voting or transferring its Units or the General Partner Unit, as appropriate, it shall be acting in its individual capacity. The General Partner’s organizational documents may provide that determinations to take or decline to take any action in its individual, rather than representative, capacity may or shall be determined by its members, if the General Partner is a limited liability company, stockholders, if the General Partner is a corporation, or the members or stockholders of the General Partner’s general partner, if the General Partner is a limited partnership.

(d)    Whenever the Board of Directors makes a determination or takes or declines to take any other action, whether under this Agreement, any Group Member Agreement or any other agreement contemplated hereby or otherwise, then, unless another express standard is provided for in this Agreement, the Board of Directors, shall make such determination or take or decline to take such other action in good faith and shall not be subject to any other or different standards imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Marshall Islands Act or any other law, rule or regulation or at equity. In order for a determination or other action to be in “good faith” for purposes of this Agreement, the Person or Persons making such determination or taking or declining to take such other action must reasonably believe that the determination or other action is in the best interests of the Partnership, unless the context otherwise requires.

(e)    Notwithstanding anything to the contrary in this Agreement, neither the Board of Directors nor the General Partner and its Affiliates shall have a duty or obligation, express or implied, to (i) sell or otherwise dispose of any asset of the Partnership Group other than in the ordinary course of business or (ii) permit any Group Member to use any facilities or assets of the General Partner and its Affiliates, except as may be provided in contracts entered into from time to time specifically dealing with such use. Any determination by the Board of Directors or the General Partner or any of its Affiliates to enter into such contracts shall, in each case, be at their option.

(f)    Except as expressly set forth in this Agreement, neither the General Partner nor the Board of Directors or any other Indemnitee shall have any duties or liabilities, including fiduciary duties, to the Partnership or any Limited Partner and the provisions of this Agreement, to the extent that they restrict, eliminate or otherwise modify the duties and liabilities, including fiduciary duties, of the Board of Directors or the General Partner or any other Indemnitee otherwise existing at law or in equity, are agreed by the Partners to replace such other duties and liabilities of the Board of Directors or the General Partner or such other Indemnitee.

(g)    The Unitholders hereby authorize the Board of Directors, on behalf of the Partnership as a partner or member of a Group Member, to approve of actions by the general partner or managing member of such Group Member similar to those actions permitted to be taken by the Board of Directors pursuant to this Section 7.17.

Section 7.18    Other Matters Concerning the General Partner and the Board of Directors.

(a)    The General Partner and the Board of Directors may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties.

(b)    The General Partner and the Board of Directors may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by either of them, and any act taken or omitted to be taken in reliance upon the advice or opinion (including an Opinion of Counsel) of such Persons as to matters that the General Partner or the Board of Directors reasonably believes to be within such Person’s professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such advice or opinion.

(c)    The General Partner shall have the right, in respect of any of its powers or obligations hereunder, to act through any of its duly authorized officers, a duly appointed attorney or attorneys-in-fact or the duly authorized officers of the Partnership.

Section 7.19    Purchase or Sale of Partnership Securities. The Board of Directors may cause the Partnership to purchase or otherwise acquire Partnership Securities. As long as Partnership Securities are held by any Group

Member, such Partnership Securities shall not be considered Outstanding for any purpose, except as otherwise provided herein. The General Partner or any Affiliate of the General Partner may purchase or otherwise acquire and sell or otherwise dispose of Partnership Securities for its own account, subject to the provisions of Articles IV and X.

Section 7.20    Registration Rights of the General Partner and its Affiliates.

(a)    At any time after the of the Closing Date, if any of the General Partner, Angeliki Frangou or any Person who was an Affiliate of the General Partner or Angeliki Frangou on or after the date of this Agreement (each, a “Holder”) (i) holds Partnership Securities that it desires to sell and (ii) Rule 144 of the Securities Act (or any successor rule or regulation to Rule 144) or another exemption from registration is not available to enable such holder of Partnership Securities to dispose of the number of Partnership Securities it desires to sell at the time it desires to do so without registration under the Securities Act, then at the option and upon the request of the Holder, the Partnership shall file with the Commission as promptly as practicable after receiving such request, and use its commercially reasonable efforts to cause to become effective and remain effective for a period of not less than six months following its effective date or such shorter period as shall terminate when all Partnership Securities covered by such registration statement have been sold, a registration statement under the Securities Act registering the offering and sale of the number of Partnership Securities specified by the Holder; provided, however, that the Partnership shall not be required to effect more than five registrations in total pursuant to this Section 7.20(a), no more than three of which shall be required to be made at any time that the Partnership is not eligible to use Form F-3 (or a comparable form) for the registration under the Securities Act of its securities; and, provided further, that if the Conflicts Committee determines in good faith that the requested registration would be materially detrimental to the Partnership and its Partners, then the Partnership shall have the right to postpone such requested registration for a period of not more than six months after receipt of the Holder’s request which delays shall not exceed six months over the life of the Partnership. The Partnership shall use its commercially reasonable efforts to resolve any deferral with respect to any such registration and/or filing. In connection with any registration pursuant to this Section 7.20(a), the Partnership shall (i) promptly prepare and file (A) such documents as may be necessary to register or qualify the securities subject to such registration under the securities laws of such states as the Holder shall reasonably request (provided, however, that no such qualification shall be required in any jurisdiction where, as a result thereof, the Partnership would become subject to general service of process or to taxation or qualification to do business as a foreign corporation or partnership doing business in such jurisdiction solely as a result of such registration), and (B) such documents as may be necessary to apply for listing or to list the Partnership Securities subject to such registration on such National Securities Exchange as the Holder shall reasonably request, and (ii) do any and all other acts and things that may be necessary or appropriate to enable the Holder to consummate a public sale of such Partnership Securities in such states. Except as set forth in Section 7.20(d), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

(b)    If the Partnership shall at any time propose to file a registration statement under the Securities Act for an offering of Partnership Securities for cash (other than an offering relating solely to an employee benefit plan), the Partnership shall use all its commercially reasonable efforts to include such number or amount of Partnership Securities held by any Holder in such registration statement as the Holder shall request; provided, however, that the Partnership is not required to make any effort or take any action to so include the Partnership Securities of the Holder once the registration statement becomes or is declared effective by the Commission, including any registration statement providing for the offering from time to time of Partnership Securities pursuant to Rule 415 of the Securities Act. If the proposed offering pursuant to this Section 7.20(b) shall be an underwritten offering, then, in the event that the managing underwriter or managing underwriters of such offering advise the Partnership and the Holder in writing that in their opinion the inclusion of all or some of the Holder’s Partnership Securities would adversely and materially affect the pricing of the offering, the Partnership shall include in such offering only that number or amount, if any, of Partnership Securities held by the Holder that, in the opinion of the managing underwriter or managing underwriters, will not so adversely and materially affect the offering.

Except as set forth in Section 7.20(d), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

(c)    If the Partnership grants to a Unitholder other than a Holder the right to demand or request the Partnership file a registration statement under the Securities Act for an offering of Partnership Securities and the other Unitholder exercises such right, then each Holder, at its option and upon request shall have the right to participate in, and offer such Partnership Securities under such registration statement. The Partnership shall as promptly as practicable but in no event later than five days after the receipt of a demand or request by a Unitholder, give written notice thereof to each Holder, which notice shall specify the number of Partnership Securities subject to the request or demand, the method of disposition of such Partnership Securities and, subject to Section 7.20(d), include in the registration statement filed pursuant to such demand or request all of the Partnership Securities requested by such Holder for inclusion in such registration statement from whom the Partnership has received a written request for inclusion therein within ten days after the receipt by such Holder of such written notice described in this Section 7.20(c). Each such request by such Holder shall specify the number of Partnership Securities proposed to be registered. The failure of any Holder to respond within such ten day period provided for in this Section 7.20(c) shall be deemed to be a waiver of such Holder’s rights under this Section 7.20(c). Any Holder may waive its rights under this Section 7.20(c) prior to the expiration of such ten day period by giving written notice to the Partnership. If a Holder sends the Partnership a written request for inclusion of part or all of such Holder’s Partnership Securities in a registration, such Holder shall be entitled to withdraw such request by giving written notice to the Partnership of its intention to withdraw from such registration; provided, however, that such request for withdrawal must be made in writing prior to the execution of the underwriting agreement with respect to such registration. Except as set forth in this Section 7.20(c), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

(d)    If underwriters are engaged in connection with any registration referred to in this Section 7.20, the Partnership shall provide indemnification, representations, covenants, opinions and other assurance to the underwriters in form and substance reasonably satisfactory to such underwriters. Further, in addition to and not in limitation of the Partnership’s obligation under Section 7.15, the Partnership shall, to the fullest extent permitted by law, indemnify and hold harmless the Holder, its officers, directors and each Person who controls the Holder (within the meaning of the Securities Act) and any agent thereof (collectively, “Indemnified Persons”) from and against any and all losses, claims, demands, actions, causes of action, assessments, damages, liabilities (joint or several), costs and expenses (including interest, penalties and reasonable attorneys’ fees and disbursements), resulting to, imposed upon, or incurred by the Indemnified Persons, directly or indirectly, under the Securities Act or otherwise (hereinafter referred to in this Section 7.20(d) as a “claim” and in the plural as “claims”) based upon, arising out of or resulting from any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which any Partnership Securities were registered under the Securities Act or any state securities or Blue Sky laws, in any preliminary prospectus or issuer free writing prospectus as defined in Rule 433 of the Securities Act (if used prior to the effective date of such registration statement), or in any summary, free writing or final prospectus or in any amendment or supplement thereto (if used during the period the Partnership is required to keep the registration statement current), or arising out of, based upon or resulting from the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements made therein not misleading; provided, however, that the Partnership shall not be liable to any Indemnified Person to the extent that any such claim arises out of, is based upon or results from an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, such preliminary, summary, free writing or final prospectus or such amendment or supplement, in reliance upon and in conformity with written information furnished to the Partnership by or on behalf of such Indemnified Person specifically for use in the preparation thereof.

(e)    The provisions of Section 7.20(a), Section 7.20(b), Section 7.20(c) and Section 7.20(d) shall continue to be applicable with respect to each Holder (and any of the Holder’s Affiliates) for a period of two years subsequent to the later of the (i) General Partner’s withdrawal or removal and (ii) date on which the Holder ceases to be an Affiliate, and for so long thereafter as is required for the Holder to sell all of the Partnership Securities with respect to which it has requested during such two-year period inclusion in a registration statement otherwise filed or that a registration statement be filed; provided, however, that the Partnership shall not be required to file successive registration statements covering the same Partnership Securities for which registration was demanded during such two-year period. The provisions of Section 7.20(d) shall continue in effect thereafter.

(f)    The rights to cause the Partnership to register Partnership Securities pursuant to this Section 7.20 may be assigned (but only with all related obligations) by a Holder to a transferee or assignee of such Partnership Securities, provided (i) the Partnership is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee or assignee and the Partnership Securities with respect to which such registration rights are being assigned, and (ii) such transferee or assignee agrees in writing to be bound by and subject to the terms set forth in this Section 7.20.

(g)    Any request to register Partnership Securities pursuant to this Section 7.20 shall (i) specify the Partnership Securities intended to be offered and sold by the Person making the request, (ii) express such Person’s present intent to offer such Partnership Securities for distribution, (iii) describe the nature or method of the proposed offer and sale of Partnership Securities, and (iv) contain the undertaking of such Person to provide all such information and materials and take all action as may be required in order to permit the Partnership to comply with all applicable requirements in connection with the registration of such Partnership Securities.

Section 7.21    Reliance by Third Parties. Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Partnership shall be entitled to assume that the Board of Directors, the General Partner and any Officer authorized by the Board of Directors to act on behalf of and in the name of the Partnership has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Partnership and to enter into any authorized contracts on behalf of the Partnership, and such Person shall be entitled to deal with the Board of Directors, the General Partner or any such Officer as if it were the Partnership’s sole party in interest, both legally and beneficially. Each Limited Partner hereby waives any and all defenses or other remedies that may be available against such Person to contest, negate or disaffirm any action of the Board of Directors, the General Partner or any such Officer in connection with any such dealing. In no event shall any Person dealing with the Board of Directors, the General Partner or any such Officer or its representatives be obligated to ascertain that the terms of this Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the Board of Directors, the General Partner or any such Officer or its representatives. Each and every certificate, document or other instrument executed on behalf of the Partnership by the Board of Directors, the General Partner, the Officers or representatives of the General Partner authorized by the General Partner or the Board of Directors shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (a) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect, (b) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Partnership and (c) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Partnership.

ARTICLE VIII

BOOKS, RECORDS, ACCOUNTING AND REPORTS

Section 8.1    Records and Accounting. The Partnership shall keep or cause to be kept at the principal office of the Partnership appropriate books and records with respect to the Partnership’s business, including all books and records necessary to provide to the Limited Partners any information required to be provided pursuant to Section 3.4(a). Any books and records maintained by or on behalf of the Partnership in the regular course of its business, including the record of the Record Holders of Units or other Partnership Securities, books of account and records of Partnership proceedings, may be kept on, or be in the form of, computer disks, hard drives, punch cards, magnetic tape, photographs, micrographics or any other information storage device; provided, however, that the books and records so maintained are convertible into clearly legible written form within a reasonable period of time. The books of the Partnership shall be maintained, for financial reporting purposes, on an accrual basis in accordance with U.S. GAAP.

Section 8.2    Fiscal Year. The fiscal year of the Partnership shall be a fiscal year ending December 31.

Section 8.3    Reports.

(a)    As soon as practicable, but in no event later than 120 days after the close of each fiscal year of the Partnership, the Partnership shall cause to be mailed or made available, by any reasonable means (including posting on the Partnership’s website), to each Record Holder of a Unit as of a date selected by the Board of Directors, an annual report containing financial statements of the Partnership for such fiscal year of the Partnership, presented in accordance with U.S. GAAP, including a balance sheet and statements of operations, Partnership equity and cash flows, such statements to be audited by a firm of independent public accountants selected by the Board of Directors.

(b)    As soon as practicable, but in no event later than 90 days after the close of each Quarter except the last Quarter of each fiscal year, the Partnership shall cause to be mailed or made available, by any reasonable means (including posting on the Partnership’s website), to each Record Holder of a Unit, as of a date selected by the Board of Directors, a report containing unaudited financial statements of the Partnership and such other information as may be required by applicable law, regulation or rule of any National Securities Exchange on which the Units are listed or admitted to trading, or as the Board of Directors determines to be necessary or appropriate.

ARTICLE IX

TAX MATTERS

Section 9.1    Tax Elections and Information.

(a)    The Partnership will elect to be treated as an association taxable as a corporation for U.S. federal income tax purposes dated on or before the Closing Date. Except as otherwise provided herein, the Board of Directors shall determine whether the Partnership should make any other elections permitted by the Code.

(b)    The tax information reasonably required by Record Holders generally for U.S. federal and state income tax reporting purposes with respect to a taxable year shall be furnished to them within 90 days of the close of the calendar year in which the Partnership’s taxable year ends.

(c)    Each Partner shall provide the Partnership with all information reasonably requested by the Partnership to enable the Partnership to claim the exemption from U.S. federal income tax under Section 883 of the Code.

Section 9.2    Withholding. Notwithstanding any other provision of this Agreement, the Board of Directors is authorized to take any action that may be required to cause the Partnership and other Group Members to comply with any withholding requirements established under the Code or any other U.S. federal, state, local or any non-U.S. law including pursuant to Sections 1441, 1442 and 1445 of the Code. To the extent that the Partnership is required or elects to withhold and pay over to any taxing authority any amount resulting from the distribution of income to any Partner, the Board of Directors may treat the amount withheld as a distribution of cash to such Partner in the amount of such withholding from such Partner.

Section 9.3    Conduct of Operations. The Board of Directors and the General Partner shall use commercially reasonable efforts to conduct the business of the Partnership and its Affiliates in a manner that does not require a holder of Common Units to file a tax return in any jurisdiction with which the holder has no contact other than through ownership of Common Units.

ARTICLE X

ADMISSION OF PARTNERS

Section 10.1    Admission of Initial Partners. Upon the consummation of the Conversion Transaction and the issuance by the Partnership of the General Partner Unit and Common Units to the General Partner, Navios Maritime Holdings, Navios Maritime Partners, and the other Initial Limited Partners as described in Sections 5.1 and 5.2, the Board of Directors shall admit each such Person to the Partnership (a) as General Partner in respect of the General Partner Unit issued to it and (b) as Initial Limited Partner in respect of Common Units issued to it.

Section 10.2    Admission of Additional Limited Partners.

(a)    By acceptance of the transfer of any Limited Partner Interests in accordance with Article IV or the acceptance of any Limited Partner Interests issued pursuant to Article V or pursuant to a merger or consolidation pursuant to Article XIV, each transferee of, or other such Person acquiring, a Limited Partner Interest (including any nominee holder or an agent or representative acquiring such Limited Partner Interests for the account of another Person) (i) shall be admitted to the Partnership as a Limited Partner with respect to the Limited Partner Interests so transferred or issued to such Person when any such transfer, issuance or admission is reflected in the books and records of the Partnership and such Limited Partner becomes the Record Holder of the Limited Partner Interests so transferred, (ii) shall become bound by the terms of this Agreement, (iii) represents that the transferee has the capacity, power and authority to enter into this Agreement, (iv) grants the powers of attorney set forth in this Agreement and (v) makes the consents and waivers contained in this Agreement, all with or without execution of this Agreement by such Person. The transfer of any Limited Partner Interests and the admission of any new Limited Partner shall not constitute an amendment to this Agreement. A Person may become a Limited Partner or Record Holder of a Limited Partner Interest without the consent or approval of any of the Partners. A Person may not become a Limited Partner until such Person acquires a Limited Partner Interest and such Person is reflected in the books and records of the Partnership as the Record Holder of such Limited Partner Interest.

(b)    The name and mailing address of each Limited Partner shall be listed on the books and records of the Partnership maintained for such purpose by the Partnership or the Transfer Agent. The General Partner shall update the books and records of the Partnership from time to time as necessary to reflect accurately the information therein (or shall cause the Transfer Agent to do so, as applicable). A Limited Partner Interest may be represented by a Certificate, as provided in Section 4.1 hereof.

(c)    Any transfer of a Limited Partner Interest shall not entitle the transferee to receive distributions or to any other rights to which the transferor was entitled until the transferee becomes a Limited Partner pursuant to Section  10.2(a).

Section 10.3    Admission of Successor General Partner. A successor General Partner approved pursuant to Sections 11.1 or 11.2 or the transferee of or successor to all of the General Partner Interest (represented by the General Partner Unit) pursuant to Section 4.6 who is proposed to be admitted as a successor General Partner shall be admitted to the Partnership as the General Partner, effective immediately prior to the withdrawal or removal of the predecessor or transferring General Partner, pursuant to Sections 11.1 or 11.2 or the transfer of the General Partner Interest (represented by the General Partner Unit) pursuant to Section 4.6; provided, however, that no such successor shall be admitted to the Partnership until compliance with the terms of Section 4.6 has occurred and such successor has executed and delivered such other documents or instruments as may be required to effect such admission. Any such successor shall, subject to the terms hereof, carry on the business of the members of the Partnership Group without dissolution.

Section 10.4    Amendment of Agreement and Certificate of Limited Partnership. To effect the admission to the Partnership of any Partner, the Board of Directors shall take all steps necessary or appropriate under the Marshall Islands Act to amend the records of the Partnership to reflect such admission and, if necessary, to prepare as soon as practicable an amendment to this Agreement and, if required by law, the Board of Directors shall prepare and file an amendment to the Certificate of Limited Partnership and the Board of Directors may for this purpose, among others, exercise the power of attorney granted to it pursuant to Section 2.6.

ARTICLE XI

WITHDRAWAL OR REMOVAL OF PARTNERS

Section 11.1    Withdrawal of the General Partner.

(a)    The General Partner shall be deemed to have withdrawn from the Partnership upon the occurrence of any one of the following events (each such event herein referred to as an “Event of Withdrawal”):

(i)    The General Partner voluntarily withdraws from the Partnership by giving at least 90 days’ advanced written notice to the other Partners;

(ii)    The General Partner transfers all of its rights as General Partner pursuant to Section 4.6;

(iii)    The General Partner is removed pursuant to Section 11.2;

(iv)    The General Partner (A) makes a general assignment for the benefit of creditors; (B) files a voluntary petition in bankruptcy; (C) files a petition or answer seeking for itself a liquidation, dissolution or similar relief (but not a reorganization) under any law; (D) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the General Partner in a proceeding of the type described in clauses (A), (B) or (C) of this Section 11.1(a)(iv); or (E) seeks, consents to or acquiesces in the appointment of a trustee, receiver or liquidator of the General Partner or of all or any substantial part of its properties;

(v)    The General Partner is adjudged bankrupt or insolvent, or has entered against it an order for relief in any bankruptcy or insolvency proceeding;

(vi)    (A) in the event the General Partner is a corporation, the filing of a certificate of dissolution, or its equivalent, for the corporation or the revocation of its charter and the expiration of 90 days after the date of notice to the corporation of revocation without a reinstatement of its charter; (B) in the event the General Partner is a partnership or a limited liability company, the dissolution and commencement of winding up of the General Partner; (C) in the event the General Partner is acting in such capacity by virtue of being a trustee of a trust, the termination of the trust; (D) in the event the General Partner is a natural person, his death or adjudication of incompetency; and (E) otherwise in the event of the termination of the General Partner.

If an Event of Withdrawal specified in Sections 11.1(a)(iv), 11.1(a)(v) or 11.1(a)(vi)(A), 11.1(a)(vi)(B), 11.1(a)(vi)(C) or 11.1(a)(vi)(E) occurs, the withdrawing General Partner shall give notice to the Limited Partners within 30 days after such occurrence. The Partners hereby agree that only the Events of Withdrawal described in this Section 11.1 shall result in the withdrawal of the General Partner from the Partnership.

(b)    Withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall not constitute a breach of this Agreement if the General Partner ceases to be the General Partner pursuant to:

(i)    Section 11.1(a)(i);

(ii)    Section 11.1(a)(ii); or

(iii)    is removed pursuant to Section 11.2.

The withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall also constitute the withdrawal of the General Partner as general partner or managing member, if any, to the extent applicable, of the other Group Members. If the General Partner gives a notice of withdrawal pursuant to Section 11.1(a)(i), the holders of a Unit Majority, may, prior to the effective date of such withdrawal, elect a successor General Partner. The Person so elected as successor General Partner shall automatically become the successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If, prior to the effective date of the General Partner’s withdrawal, a successor is not selected by the Unitholders as provided herein or, if applicable, the Partnership does not receive an Opinion of Counsel (“Withdrawal Opinion of Counsel”) that such withdrawal (following the selection of the successor General Partner) would not result in the loss of the limited liability of any Limited Partner or any Group Member, the Partnership shall be dissolved in accordance with Section 12.1. Any successor General Partner elected in accordance with the terms of this Section 11.1 shall be subject to the provisions of Section 10.3.

Section 11.2    Removal of the General Partner. The General Partner may be removed if such removal is approved by the Unitholders holding at least 75% of the Outstanding Units (including Units held by the General Partner and its Affiliates), voting as a single class. Any such action by such Unitholders or the Board of Directors for removal of the General Partner must also provide for the election of a successor General Partner by the majority vote of the Outstanding Units, voting together as a single class. Such removal shall be effective immediately following the admission of a successor General Partner pursuant to Section 10.3. The removal of the General Partner shall also automatically constitute the removal of the General Partner as general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If a Person is elected as a successor General Partner in accordance with the terms of this Section 11.2, such Person shall, upon admission pursuant to Section 10.3, automatically become a successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. The right of the holders of Outstanding Units to remove the General Partner shall not exist or be exercised unless the Partnership has received an Opinion of Counsel opining as to the matters covered by a Withdrawal Opinion of Counsel. Any successor General Partner elected in accordance with the terms of this Section 11.2 shall be subject to the provisions of Section 10.3.

Section 11.3    Reimbursement of Departing General Partner.

(a)    In the event of (i) withdrawal of the General Partner or (ii) removal of the General Partner, the Departing General Partner shall be entitled to receive all reimbursements due such Departing General Partner pursuant to Section 7.12, including any employee-related liabilities (including severance liabilities), incurred in connection with the termination of any employees employed by the Departing General Partner for the benefit of the Partnership or the other Group Members.

Section 11.4    Withdrawal of Limited Partners. No Limited Partner shall have any right to withdraw from the Partnership; provided, however, that when a transferee of a Limited Partner’s Limited Partner Interest becomes a Record Holder of the Limited Partner Interest so transferred, such transferring Limited Partner shall cease to be a Limited Partner with respect to the Limited Partner Interest so transferred.

ARTICLE XII

DISSOLUTION AND LIQUIDATION

Section 12.1    Dissolution. The Partnership shall not be dissolved by the admission of additional Limited Partners or by the admission of a successor General Partner in accordance with the terms of this Agreement. Upon the removal or withdrawal of the General Partner, if a successor General Partner is elected pursuant to Sections 11.1 or 11.2, the Partnership shall not be dissolved and the Board of Directors shall continue the business of the Partnership. The Partnership shall dissolve, and (subject to Section 12.2) its affairs shall be wound up, upon:

(a)    an election to dissolve the Partnership by the General Partner and our Board of Directors that is approved by the holders of a Unit Majority;

(b)    at any time there are no Limited Partners, unless the Partnership is continued without dissolution in accordance with the Marshall Islands Act;

(c)    the entry of a decree of judicial dissolution of the Partnership pursuant to the provisions of the Marshall Islands Act; or

(d)    an Event of Withdrawal of the General Partner as provided in Section 11.1(a) (other than Section 11.1(a)(ii)), unless a successor is elected and an Opinion of Counsel is received as provided in Sections 11.1(b) or 11.2 and such successor is admitted to the Partnership pursuant to Section 10.3.

Section 12.2    Continuation of the Business of the Partnership After Dissolution. Upon (a) dissolution of the Partnership following an Event of Withdrawal caused by the withdrawal or removal of the General Partner as provided in Sections 11.1(a)(i) or 11.1(a)(iii) and the failure of the Partners to select a successor to such Departing General Partner pursuant to Sections 11.1 or 11.2, then within 90 days thereafter, or (b) dissolution of the Partnership upon an event constituting an Event of Withdrawal as defined in Sections 11.1(a)(iv), 11.1(a)(v) or 11.1(a)(vi), then, to the maximum extent permitted by law, within 180 days thereafter, the holders of a Unit Majority may elect to continue the business of the Partnership on the same terms and conditions set forth in this Agreement by appointing as a successor General Partner a Person approved by the holders of a Unit Majority. Unless such an election is made within the applicable time period as set forth above, the Partnership shall conduct only activities necessary to wind up its affairs. If such an election is so made, then:

(a)    the Partnership shall continue without dissolution unless earlier dissolved in accordance with this Article XII; and

(b)    the successor General Partner shall be admitted to the Partnership as General Partner, effective as of the Event of Withdrawal, by agreeing in writing to be bound by this Agreement; provided, however, that the right of the holders of a Unit Majority to approve a successor General Partner and to reconstitute and to continue the business of the Partnership shall not exist and may not be exercised unless the Partnership has received an Opinion of Counsel that the exercise of the right would not result in the loss of limited liability of any Limited Partner.

Section 12.3    Liquidator. Upon dissolution of the Partnership, unless the business of the Partnership is continued pursuant to Section 12.2, the Board of Directors shall select one or more Persons to act as Liquidator. The Liquidator (if other than the General Partner) shall be entitled to receive such compensation for its services as may be approved by holders of at least a majority of the Outstanding Common Units. The Liquidator (if other than the General Partner) shall agree not to resign at any time without 15 days’ prior notice and may be removed at any time, with or without cause, by notice of removal approved by holders of at least a majority of the Outstanding Common Units. Upon dissolution, removal or resignation of the Liquidator, a successor and substitute Liquidator (who shall have and succeed to all rights, powers and duties of the original Liquidator) shall within 30 days thereafter be approved by the holders of at least a majority of the Outstanding Common Units. The right to approve a successor or substitute Liquidator in the manner provided herein shall be deemed to refer also to any such successor or substitute Liquidator approved in the manner herein provided. Except as expressly provided in this Article XII, the Liquidator approved in the manner provided herein shall have and may exercise, without further authorization or consent of any of the parties hereto, all of the powers conferred upon the Board of Directors and the General Partner under the terms of this Agreement (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers, other than the limitation on sale set forth in Section 7.11(b)) necessary or appropriate to carry out the duties and functions of the Liquidator hereunder for and during the period of time required to complete the winding up and liquidation of the Partnership as provided for herein.

Section 12.4    Liquidation. The Liquidator shall proceed to dispose of the assets of the Partnership, discharge its liabilities, and otherwise wind up its affairs in such manner and over such period as determined by the Liquidator, subject to Section 60 of the Marshall Islands Act and the following:

(a)    The assets may be disposed of by public or private sale or by distribution in kind to one or more Partners on such terms as the Liquidator and such Partner or Partners may agree. If any property is distributed in kind, the Partner receiving the property shall be deemed for purposes of Section 12.4(c) to have received cash equal to its fair market value, and contemporaneously therewith, appropriate cash distributions must be made to the other Partners. The Liquidator may defer liquidation or distribution of the Partnership’s assets for a reasonable time if it determines that an immediate sale or distribution of all or some of the Partnership’s assets would be impractical or would cause undue loss to the Partners. The Liquidator may distribute the Partnership’s assets, in whole or in part, in kind if it determines that a sale would be impractical or would cause undue loss to the Partners.

(b)    Liabilities of the Partnership include amounts owed to the Liquidator as compensation for serving in such capacity (subject to the terms of Section 12.3) and amounts to Partners otherwise than in respect of their distribution rights under Article VI. With respect to any liability that is contingent, conditional or unmatured or is otherwise not yet due and payable, the Liquidator shall either settle such claim for such amount as it thinks appropriate or establish a reserve of cash or other assets to provide for its payment. When paid, any unused portion of the reserve shall be distributed as additional liquidation proceeds.

(c)    All property and all cash in excess of that required to discharge liabilities as provided in Section 12.4(b) shall be distributed to the Unitholders in accordance with their respective Percentage Interests.

Section 12.5    Cancellation of Certificate of Limited Partnership. Upon the completion of the distribution of Partnership cash and property as provided in Section 12.4 in connection with the liquidation of the Partnership, the Certificate of Limited Partnership and all qualifications of the Partnership as a foreign limited partnership in jurisdictions other than the Republic of the Marshall Islands shall be canceled and such other actions as may be necessary to terminate the Partnership shall be taken.

Section 12.6    Return of Contributions. The General Partner shall not be personally liable for, and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate, the return of the Capital Contributions of the Limited Partners or Unitholders, or any portion thereof, it being expressly understood that any such return shall be made solely from Partnership assets.

Section 12.7    Waiver of Partition. To the maximum extent permitted by law, each Partner hereby waives any right to partition of the Partnership property.

ARTICLE XIII

AMENDMENT OF PARTNERSHIP AGREEMENT; MEETINGS; RECORD DATE

Section 13.1    Amendments to be Adopted Without Approval of the Limited Partners or the General Partner. The General Partner and each Limited Partner agree that the Board of Directors, without the approval of any Limited Partner or, subject to Section 5.4, the General Partner, may amend any provision of this Agreement and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect:

(a)    a change in the name of the Partnership, the location of the principal place of business of the Partnership, the registered agent of the Partnership or the registered office of the Partnership;

(b)    admission, substitution, withdrawal or removal of Partners in accordance with this Agreement;

(c)    a change that the Board of Directors determines to be necessary or appropriate to qualify or continue the qualification of the Partnership as a limited partnership or a partnership in which the Limited Partners have limited liability under the laws of the Republic of the Marshall Islands;

(d)    a change that the Board of Directors determines (i) does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect, (ii) to be necessary or appropriate to (A) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any Republic of the Marshall Islands authority (including the Marshall Islands Act) or (B) facilitate the trading of the Units or comply with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are or will be listed, (iii) to be necessary or appropriate in connection with action taken by the Board of Directors pursuant to Section 5.7 or (iv) is required to effect the intent of the provisions of this Agreement or is otherwise contemplated by this Agreement;

(e)    a change in the fiscal year or taxable year of the Partnership and any other changes that the Board of Directors determines to be necessary or appropriate as a result of a change in the fiscal year or taxable year of the Partnership including, if the Board of Directors shall so determine, a change in the definition of “Quarter” and the dates on which distributions are to be made by the Partnership;

(f)    an amendment that is necessary, in the Opinion of Counsel, to prevent the Partnership, the members of the Board of Directors, or the General Partner or its or their directors, officers, trustees or agents from in any manner being subjected to the provisions of the U.S. Investment Company Act of 1940, as amended, the U.S. Investment Advisers Act of 1940, as amended, or “plan asset” regulations adopted under the U.S. Employee Retirement Income Security Act of 1974, as amended, regardless of whether such regulations are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

(g)    an amendment that the Board of Directors, and if required by Section 5.4, the General Partner, determines to be necessary or appropriate in connection with the authorization of issuance of any class or series of Partnership Securities pursuant to Section 5.4;

(h)    any amendment expressly permitted in this Agreement to be made by the Board of Directors acting alone;

(i)    an amendment effected, necessitated or contemplated by a Merger Agreement approved in accordance with Section 14.3;

(j)    an amendment that the Board of Directors determines to be necessary or appropriate to reflect and account for the formation by the Partnership of, or investment by the Partnership in, any corporation, partnership, joint venture, limited liability company or other Person, in connection with the conduct by the Partnership of activities permitted by the terms of Section 2.4;

(k)    a conversion, merger or conveyance pursuant to Section 14.3; or

(l)    any other amendments substantially similar to the foregoing.

Section 13.2    Amendment Procedures. Except as provided in Sections 13.1 and 13.3, all amendments to this Agreement shall be made in accordance with the following requirements. Amendments to this Agreement may be proposed only by, or with the written consent of, the Board of Directors; provided, however, that the Board of Directors shall have no duty or obligation to propose any amendment to this Agreement and may decline to do so free of any fiduciary duty or obligation whatsoever to the Partnership or any Limited Partner and, in declining to propose an amendment, to the fullest extent permitted by applicable law shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Marshall Islands Act or any other law, rule or regulation. A proposed amendment shall be effective upon its approval by the Board of Directors and the holders of a Unit Majority, unless a greater or different percentage is required under this Agreement or by the Marshall Islands Act. Each proposed amendment that requires the approval of the holders of a specified percentage of Outstanding Units shall be set forth in a writing that contains the text of the proposed amendment. If such an amendment is proposed, the Board of Directors shall seek the written approval of the requisite percentage of Outstanding Units or call a meeting of the Unitholders to consider and vote on such proposed amendment. The Board of Directors shall notify all Record Holders upon final adoption of any such proposed amendments.

Section 13.3    Amendment Requirements.

(a)    Notwithstanding the provisions of Sections 13.1 and 13.2, no provision of this Agreement that establishes a percentage of Outstanding Units (including Units deemed owned by the General Partner or its Affiliates) required to take any action shall be amended, altered, changed, repealed or rescinded in any respect that would have the effect of reducing such voting percentage unless such amendment is approved by the written consent or the affirmative vote of holders of Outstanding Units whose aggregate Outstanding Units constitute not less than the voting requirement sought to be reduced.

(b)    Notwithstanding the provisions of Sections 13.1 and 13.2, no amendment to this Agreement may (i) enlarge the obligations of any Limited Partner without its consent, unless such enlargement shall be deemed to have occurred as a result of an amendment approved pursuant to Section 13.3(c), (ii) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to, the General Partner or any of its Affiliates without its consent, which consent may be given or withheld at the General Partner’s option, (iii) change Section 12.1(a), or (iv) change the term of the Partnership or, except as set forth in Section 12.1(a), give any Person the right to dissolve the Partnership.

(c)    Except as provided in Section 14.3, and without limitation of the Board of Directors’ authority to adopt amendments to this Agreement without the approval of any Limited Partners as contemplated in Section 13.1, any amendment that would have a material adverse effect on the rights or preferences of any class of Partnership Interests in relation to other classes of Partnership Interests must be approved by the holders of not less than a majority of the Outstanding Partnership Interests of the class affected.

(d)    Notwithstanding any other provision of this Agreement, except for amendments pursuant to Section 13.1 and except as otherwise provided by Section 14.3(b), no amendments shall become effective without the approval of the holders of at least 90% of the Outstanding Units voting as a single class unless the Partnership obtains an Opinion of Counsel to the effect that such amendment will not affect the limited liability of any Limited Partner under applicable law.

(e)    Except as provided in Section 13.1, this Section 13.3 shall only be amended with the approval of the holders of at least 90% of the Outstanding Units.

Section 13.4    Special Meetings. All acts of Limited Partners to be taken pursuant to this Agreement shall be taken in the manner provided in this Article XIII. Special meetings of the Limited Partners may be called by the General Partner, the Board of Directors or by Limited Partners owning 25% or more of the Outstanding Units of the class or classes for which a meeting is proposed. Limited Partners shall call a special meeting by delivering to the Board of Directors one or more requests in writing stating that the signing Limited Partners wish to call a special meeting and indicating the general or specific purposes for which the special meeting is to be called, it being understood that the purposes of such special meeting may only be to vote on matters that require the vote of the Unitholders pursuant to this Agreement. Within 60 days after receipt of such a call from Limited Partners or within such greater time as may be reasonably necessary for the Partnership to comply with any statutes, rules, regulations, listing agreements or similar requirements governing the holding of a meeting or the solicitation of proxies for use at such a meeting, the Board of Directors shall send a notice of the meeting to the Limited Partners either directly or indirectly through the Transfer Agent. A meeting shall be held at a time and place determined by the Board of Directors on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting. Limited Partners shall not vote on matters that would cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability under the Marshall Islands Act or the law of any other jurisdiction in which the Partnership is qualified to do business.

Section 13.5    Notice of a Meeting. Notice of a meeting called pursuant to Section 13.4 shall be given to the Record Holders of the class or classes of Units for which a meeting is proposed in writing by mail or other means of written communication in accordance with Section 16.1. The notice shall be deemed to have been given at the time when deposited in the mail or sent by other means of written communication.

Section 13.6    Record Date. For purposes of determining the Limited Partners entitled to notice of or to vote at a meeting of the Limited Partners or to give approvals without a meeting as provided in Section 13.11, the Board of Directors may set a Record Date, which shall not be less than 10 nor more than 60 days before (a) the date of the meeting (unless such requirement conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed or admitted to trading, in which case the rule, regulation, guideline or requirement of such National Securities Exchange shall govern) or (b) in the event that approvals are sought without a meeting, the date by which Limited Partners are requested in writing by the Board of Directors to give such approvals. If the Board of Directors does not set a Record Date, then (a) the Record Date for determining the Limited Partners entitled to notice of or to vote at a meeting of the Limited Partners shall be the close of business on the day next preceding the day on which notice is given, and (b) the Record Date for determining the Limited Partners entitled to give approvals without a meeting shall be the date the first written approval is deposited with the Partnership in care of the Board of Directors in accordance with Section 13.11.

Section 13.7    Adjournment. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting and a new Record Date need not be fixed, if the time and place thereof are announced at the meeting at which the adjournment is taken, unless such adjournment shall be for more than 45 days. At the adjourned meeting, the Partnership may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 45 days or if a new Record Date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given in accordance with this Article XIII.

Section 13.8    Waiver of Notice; Approval of Meeting; Approval of Minutes. The transactions of any meeting of Limited Partners, however called and noticed, and whenever held, shall be as valid as if it had occurred at a meeting duly held after regular call and notice, if a quorum is present either in person or by proxy. Attendance of a Limited Partner at a meeting shall constitute a waiver of notice of the meeting, except when the Limited Partner attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened; and except that attendance at a meeting is not a waiver of any right to disapprove the consideration of matters required to be included in the notice of the meeting, but not so included, if the disapproval is expressly made at the meeting.

Section 13.9    Quorum and Voting. Except as otherwise provided in this Section 13.9, the holders of a majority of the Outstanding Units of the class or classes for which a meeting has been called (including Outstanding Units deemed owned by the General Partner) represented in person or by proxy shall constitute a quorum at a meeting of Limited Partners of such class or classes unless any such action by the Limited Partners requires approval by holders of a greater percentage of such Units, in which case the quorum shall be such greater percentage. At any meeting of the Limited Partners duly called and held in accordance with this Agreement at which a quorum is present, the act of Limited Partners holding Outstanding Units that in the aggregate represent a majority of the Outstanding Units entitled to vote and be present in person or by proxy at such meeting shall be deemed to constitute the act of all Limited Partners, unless a greater or different percentage is required with respect to such action under the provisions of this Agreement, in which case the act of the Limited Partners holding Outstanding Units that in the aggregate represent at least such greater or different percentage shall be required. The Limited Partners present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough Limited Partners to leave less than a quorum, if any action taken (other than adjournment) is approved by the required percentage of Outstanding Units specified in this Agreement (including Outstanding Units deemed owned by the General Partner). In the absence of a quorum, any meeting of Limited Partners may be adjourned from time to time by the affirmative vote of holders of at least a majority of the Outstanding Units entitled to vote at such meeting (including Outstanding Units deemed owned by the General Partner) represented either in person or by proxy, but no other business may be transacted, except as provided in Section 13.7 or this Section 13.9. At any adjourned annual meeting of the Limited Partners that is a continuation of an annual meeting adjourned due to the absence of a quorum, the holders of Outstanding Units present in person or by proxy and entitled to vote thereat, shall constitute a quorum at such adjourned meeting for the transaction of any business brought before such adjourned meeting and the act of the Limited Partners holding a majority of the units represented in person or by proxy at such adjourned meeting shall be deemed to constitute the act of all Limited Partners.

Section 13.10    Conduct of a Meeting. The Board of Directors shall have full power and authority concerning the manner of conducting any meeting of the Limited Partners or solicitation of approvals in writing, including the determination of Persons entitled to vote, the existence of a quorum, the satisfaction of the requirements of Section 13.4, the conduct of voting, the validity and effect of any proxies and the determination of any controversies, votes or challenges arising in connection with or during the meeting or voting. The Chairman of the Board of Directors shall serve as chairman of any meeting and shall further designate a Person to take the minutes of any meeting. All minutes shall be kept with the records of the Partnership maintained by the Board of Directors. The Board of Directors may make such other regulations consistent with applicable law and this Agreement as it may deem advisable concerning the conduct of any meeting of the Limited Partners or solicitation of approvals in writing, including regulations in regard to the appointment of proxies, the appointment and duties of inspectors of votes and approvals, the submission and examination of proxies and other evidence of the right to vote, and the revocation of approvals in writing.

Section 13.11    Action Without a Meeting. If authorized by the Board of Directors, any action that may be taken at a meeting of the Limited Partners may be taken without a meeting if an approval in writing setting forth the action so taken is signed by Limited Partners owning not less than the minimum percentage of the Outstanding Units (including Units deemed owned by the General Partner) that would be necessary to authorize or take such action at a meeting at which all the Limited Partners were present and voted (unless such provision conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed or admitted to trading, in which case the rule, regulation, guideline or requirement of such National Securities Exchange shall govern). Prompt notice of the taking of action without a meeting shall be given to the Limited Partners who have not approved the action in writing. The Board of Directors may specify that any written ballot submitted to Limited Partners for the purpose of taking any action without a meeting shall be returned to the Partnership within the time period, which shall be not less than 20 days, specified by the Board of Directors. If a ballot returned to the Partnership does not vote all of the Units held by the Limited Partners, the Partnership shall be deemed to have failed to receive a ballot for the Units that were not voted. If approval of the taking of any action by the Limited Partners is solicited by any Person other than by or on behalf of the Board of Directors, the written approvals shall have no force and effect unless and until (a) they are deposited with the Partnership in care of the Board of Directors, (b) approvals sufficient to take the action proposed are dated as of a date not more than 90 days prior to the date sufficient approvals are deposited with the Partnership and (c) an

Opinion of Counsel is delivered to the Board of Directors to the effect that the exercise of such right and the action proposed to be taken with respect to any particular matter (i) will not cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability, and (ii) is otherwise permissible under the applicable statutes then governing the rights, duties and liabilities of the Partnership and the Partners.

Section 13.12    Right to Vote and Related Matters.

(a)    Only those Record Holders of the Units on the Record Date set pursuant to Section 13.6 (and also subject to the limitations contained in the definition of “Outstanding”) shall be entitled to notice of, and to vote at, a meeting of Limited Partners or to act with respect to matters as to which the holders of the Outstanding Units have the right to vote or to act. All references in this Agreement to votes of, or other acts that may be taken by, the Outstanding Units shall be deemed to be references to the votes or acts of the Record Holders of such Outstanding Units.

(b)    With respect to Units that are held for a Person’s account by another Person (such as a broker, dealer, bank, trust company or clearing corporation, or an agent of any of the foregoing), in whose name such Units are registered, such other Person shall, in exercising the voting rights in respect of such Units on any matter, and unless the arrangement between such Persons provides otherwise, vote such Units in favor of, and at the direction of, the Person who is the beneficial owner, and the Partnership shall be entitled to assume it is so acting without further inquiry. The provisions of this Section 13.12(b) (as well as all other provisions of this Agreement) are subject to the provisions of Section  4.3.

ARTICLE XIV

MERGER

Section 14.1    Authority. The Partnership may merge or consolidate with or into one or more corporations, limited liability companies, statutory trusts or associations, real estate investment trusts, common law trusts or unincorporated businesses, including a partnership (whether general or limited (including a limited liability partnership)), pursuant to a written agreement of merger or consolidation (“Merger Agreement”) in accordance with this Article XIV.

Section 14.2    Procedure for Merger or Consolidation. Merger or consolidation of the Partnership pursuant to this Article XIV requires the approval of the Board of Directors and the prior consent of the General Partner; provided, however, that, to the fullest extent permitted by law, neither the Board of Directors nor the General Partner shall have a duty or obligation to consent to any merger or consolidation of the Partnership and may decline to do so free of any fiduciary duty or obligation whatsoever to the Partnership or any Limited Partner and, in declining to consent to a merger or consolidation, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Marshall Islands Act or any other law, rule or regulation or at equity. If the Board of Directors and the General Partner shall determine to consent to the merger or consolidation, the Board of Directors and the General Partner shall approve the Merger Agreement, which shall set forth:

(a)    the names and jurisdictions of formation or organization of each of the business entities proposing to merge or consolidate;

(b)    the name and jurisdiction of formation or organization of the business entity that is to survive the proposed merger or consolidation (the “Surviving Business Entity”);

(c)    the terms and conditions of the proposed merger or consolidation;

(d)    the manner and basis of exchanging or converting the equity securities of each constituent business entity for, or into, cash, property or interests, rights, securities or obligations of the Surviving Business Entity; and (i) if any general or limited partner interests, securities or rights of any constituent business entity are not to be exchanged or converted solely for, or into, cash, property or interests, rights, securities or obligations of the Surviving Business Entity, the cash, property or general or limited partner interests, rights, securities or obligations of any general or limited partnership, corporation, trust, limited liability company, unincorporated business or other Person (other than the Surviving Business Entity) which the holders of such interests, securities or rights are to receive in exchange for, or upon conversion of their interests, securities or rights, and (ii) in the case of securities represented by certificates, upon the surrender of such certificates, which cash, property or interests, rights, securities or obligations of the Surviving Business Entity or any general or limited partnership, corporation, trust, limited liability company, unincorporated business or other Person (other than the Surviving Business Entity), or evidences thereof, are to be delivered;

(e)    a statement of any changes in the constituent documents or the adoption of new constituent documents (the articles or certificate of incorporation, articles of trust, declaration of trust, certificate or agreement of limited partnership or other similar charter or governing document) of the Surviving Business Entity to be effected by such merger or consolidation;

(f)    the effective time of the merger, which may be the date of the filing of the certificate of merger pursuant to Section 14.4 or a later date specified in or determinable in accordance with the Merger Agreement (provided, that if the effective time of the merger is to be later than the date of the filing of such certificate of merger, the effective time shall be fixed at a date or time certain at or prior to the time of the filing of such certificate of merger and stated therein); and

(g)    such other provisions with respect to the proposed merger or consolidation that the Board of Directors and the General Partner determine to be necessary or appropriate.

Section 14.3    Approval by Limited Partners of Merger or Consolidation.

(a)    Except as provided in Sections 14.3(d) and 14.3(e), the Board of Directors, upon its and the General Partner’s approval of the Merger Agreement, shall direct that the Merger Agreement be submitted to a vote of Limited Partners, whether at a special meeting or by written consent, in either case in accordance with the requirements of Article XIII. A copy or a summary of the Merger Agreement shall be included in or enclosed with the notice of a special meeting or the written consent.

(b)    Except as provided in Sections 14.3(d) and 14.3(e), the Merger Agreement shall be approved upon receiving the affirmative vote or consent of the holders of a Unit Majority.

(c)    Except as provided in Sections 14.3(d) and 14.3(e), after such approval by vote or consent of the Limited Partners, and at any time prior to the filing of the certificate of merger pursuant to Section 14.4, the merger or consolidation may be abandoned pursuant to provisions therefor, if any, set forth in the Merger Agreement.

(d)    Notwithstanding anything else contained in this Article XIV or in this Agreement, the Board of Directors is permitted, without Limited Partner approval, to convert the Partnership or any Group Member into a new limited liability entity, to merge the Partnership or any Group Member into, or convey all of the Partnership’s assets to, another limited liability entity which shall be newly formed and shall have no assets, liabilities or operations at the time of such conversion, merger or conveyance other than those it receives from the Partnership or other Group Member if (i) the Board of Directors has received an Opinion of Counsel that the conversion, merger or conveyance, as the case may be, would not result in the loss of the limited liability of any Limited Partner, (ii) the sole purpose of such conversion, merger or conveyance is to effect a mere change in the legal form of the Partnership into another limited liability entity and (iii) the governing instruments of the new entity provide the Limited Partners, the General Partner and the Board of Directors with the same rights and obligations as are herein contained.

(e)    Additionally, notwithstanding anything else contained in this Article XIV or in this Agreement, the Board of Directors, with the prior consent of the General Partner, is permitted, without Limited Partner approval, to merge or consolidate the Partnership with or into another entity if (i) the Board of Directors has received an Opinion of Counsel that the merger or consolidation, as the case may be, would not result in the loss of the limited liability of any Limited Partner, (ii) the merger or consolidation would not result in an amendment to this Agreement, other than any amendments that could be adopted pursuant to Section 13.1, (iii) the Partnership is the Surviving Business Entity in such merger or consolidation, (iv) each Unit outstanding immediately prior to the effective date of the merger or consolidation is to be an identical Unit of the Partnership after the effective date of the merger or consolidation, and (v) the number of Partnership Securities to be issued by the Partnership in such merger or consolidation does not exceed 20% of the Partnership Securities Outstanding immediately prior to the effective date of such merger or consolidation.

Section 14.4    Certificate of Merger. Upon the required approval by the Board of Directors, the General Partner and the Unitholders of a Merger Agreement, a certificate of merger shall be executed and filed in conformity with the requirements of the Marshall Islands Act.

Section 14.5    Amendment of Partnership Agreement. Pursuant to Section 20(2) of the Marshall Islands Act, an agreement of merger or consolidation approved in accordance with Section 20(2) of the Marshall Islands Act may (a) effect any amendment to this Agreement or (b) effect the adoption of a new partnership agreement for a limited partnership if it is the Surviving Business Entity. Any such amendment or adoption made pursuant to this Section 14.5 shall be effective at the effective time or date of the merger or consolidation.

Section 14.6    Effect of Merger.

(a)    At the effective time of the certificate of merger:

(i)    all of the rights, privileges and powers of each of the business entities that has merged or consolidated, and all property, real, personal and mixed, and all debts due to any of those business entities and all other things and causes of action belonging to each of those business entities, shall be vested in the Surviving Business Entity and after the merger or consolidation shall be the property of the Surviving Business Entity to the extent they were of each constituent business entity;

(ii)    the title to any real property vested by deed or otherwise in any of those constituent business entities shall not revert and is not in any way impaired because of the merger or consolidation;

(iii)    all rights of creditors and all liens on or security interests in property of any of those constituent business entities shall be preserved unimpaired; and

(iv)    all debts, liabilities and duties of those constituent business entities shall attach to the Surviving Business Entity and may be enforced against it to the same extent as if the debts, liabilities and duties had been incurred or contracted by it.

(b)    A merger or consolidation effected pursuant to this Article shall not be deemed to result in a transfer or assignment of assets or liabilities from one entity to another.

ARTICLE XV

RIGHT TO ACQUIRE LIMITED PARTNER INTERESTS

Section 15.1    Right to Acquire Limited Partner Interests.

(a)    Notwithstanding any other provision of this Agreement, if at any time the General Partner and its Affiliates hold more than 80% of the total Limited Partner Interests of any class then Outstanding, the General Partner shall then have the right, which right it may assign and transfer in whole or in part to the Partnership or any Affiliate of the General Partner, exercisable at its option, to purchase all, but not less than all, of such Limited Partner Interests of such class then Outstanding held by Persons other than the General Partner and its Affiliates, at the greater of (x) the Current Market Price as of the date three days prior to the date that the notice described in Section 15.1(b) is mailed and (y) the highest price paid by the General Partner or any of its Affiliates for any such Limited Partner Interest of such class purchased during the 90-day period preceding the date that the notice described in Section 15.1(b) is mailed.

(b)    If the General Partner, any Affiliate of the General Partner or the Partnership elects to exercise the right to purchase Limited Partner Interests granted pursuant to Section 15.1(a), the General Partner shall deliver to the Transfer Agent notice of such election to purchase (the “Notice of Election to Purchase”) and shall cause the Transfer Agent to mail a copy of such Notice of Election to Purchase to the Record Holders of Limited Partner Interests of such class (as of a Record Date selected by the General Partner) at least 10, but not more than 60, days prior to the Purchase Date. Such Notice of Election to Purchase shall also be published for a period of at least three consecutive days in at least two daily newspapers of general circulation printed in the English language and published in the Borough of Manhattan, New York. The Notice of Election to Purchase shall specify the Purchase Date and the price (determined in accordance with Section 15.1(a)) at which Limited Partner Interests will be purchased and state that the General Partner, its Affiliate or the Partnership, as the case may be, elects to purchase such Limited Partner Interests, upon surrender of Certificates representing such Limited Partner Interests in exchange for payment, at such office or offices of the Transfer Agent as the Transfer Agent may specify, or as may be required by any National Securities Exchange on which such Limited Partner Interests are listed. Any such Notice of Election to Purchase mailed to a Record Holder of Limited Partner Interests at his address as reflected in the records of the Transfer Agent shall be conclusively presumed to have been given regardless of whether the owner receives such notice. On or prior to the Purchase Date, the General Partner, its Affiliate or the Partnership, as the case may be, shall deposit with the Transfer Agent cash in an amount sufficient to pay the aggregate purchase price of all of such Limited Partner Interests to be purchased in accordance with this Section 15.1. If the Notice of Election to Purchase shall have been duly given as aforesaid at least 10 days prior to the Purchase Date, and if on or prior to the Purchase Date the deposit described in the preceding sentence has been made for the benefit of the holders of Limited Partner Interests subject to purchase as provided herein, then from and after the Purchase Date, notwithstanding that any Certificate shall not have been surrendered for purchase, all rights of the holders of such Limited Partner Interests (including any rights pursuant to Articles IV, V, VI and XII) shall thereupon cease, except the right to receive the applicable purchase price (determined in accordance with Section 15.1(a)) for Limited Partner Interests therefor, without interest, upon surrender to the Transfer Agent of the Certificates representing such Limited Partner Interests, and such Limited Partner Interests shall thereupon be deemed to be transferred to the General Partner, its Affiliate or the Partnership, as the case may be, on the record books of the Transfer Agent and the Partnership, and the General Partner or any Affiliate of the General Partner, or the Partnership, as the case may be, shall be deemed to be the owner of all such Limited Partner Interests from and after the Purchase Date and shall have all rights as the owner of such Limited Partner Interests (including all rights as owner of such Limited Partner Interests pursuant to Articles IV, V, VI and XII).

(c)    At any time from and after the Purchase Date, a holder of an Outstanding Limited Partner Interest subject to purchase as provided in this Section 15.1 may surrender his Certificate evidencing such Limited Partner Interest to the Transfer Agent in exchange for payment of the amount described in Section 15.1(a), without interest thereon.

ARTICLE XVI

GENERAL PROVISIONS

Section 16.1    Addresses and Notices.

(a)    Any notice, demand, request, report or proxy materials required or permitted to be given or made to a Partner under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class United States mail or by other means of written communication to the Partner at the address described below. Any notice, payment or report to be given or made to a Partner hereunder shall be deemed conclusively to have been given or made, and the obligation to give such notice or report or to make such payment shall be deemed conclusively to have been fully satisfied, upon sending of such notice, payment or report to the Record Holder of such Partnership Securities at his address as shown on the records of the Transfer Agent or as otherwise shown on the records of the Partnership, regardless of any claim of any Person who may have an interest in such Partnership Securities by reason of any assignment or otherwise. An affidavit or certificate of making of any notice, payment or report in accordance with the provisions of this Section 16.1 executed by a member of the Board of Directors, the General Partner, the Transfer Agent or the mailing organization shall be prima facie evidence of the giving or making of such notice, payment or report. If any notice, payment or report addressed to a Record Holder at the address of such Record Holder appearing on the books and records of the Transfer Agent or the Partnership is returned by the United States Postal Service marked to indicate that the United States Postal Service is unable to deliver it, such notice, payment or report and any subsequent notices, payments and reports shall be deemed to have been duly given or made without further mailing (until such time as such Record Holder or another Person notifies the Transfer Agent or the Partnership of a change in his address) if they are available for the Partner at the principal office of the Partnership for a period of one year from the date of the giving or making of such notice, payment or report to the other Partners. Any notice to the Partnership shall be deemed given if received by the General Partner or the Board of Directors at the principal office of the Partnership designated pursuant to Section 2.3. The General Partner and the Board of Directors may rely and shall be protected in relying on any notice or other document from a Partner or other Person if believed by it to be genuine.

Section 16.2    Further Action. The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

Section 16.3    Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, legal representatives and permitted assigns.

Section 16.4    Integration. This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

Section 16.5    Creditors. None of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Partnership.

Section 16.6    Waiver. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach of any other covenant, duty, agreement or condition.

Section 16.7    Counterparts. This Agreement may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing its signature hereto or, in the case of a Person acquiring a Limited Partner Interest, pursuant to Section 10.2(a) without execution hereof.

Section 16.8    Applicable Law. This Agreement shall be construed in accordance with and governed by the laws of The Republic of the Marshall Islands, without regard to the principles of conflicts of law.

Section 16.9    Invalidity of Provisions. If any provision of this Agreement is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

Section 16.10    Consent of Partners. Each Partner hereby expressly consents and agrees that, whenever in this Agreement it is specified that an action may be taken upon the affirmative vote or consent of less than all of the Partners, such action may be so taken upon the concurrence of less than all of the Partners and each Partner shall be bound by the results of such action.

Section 16.11    Facsimile Signatures. The use of facsimile signatures affixed in the name and on behalf of the transfer agent and registrar of the Partnership on certificates representing Common Units is expressly permitted by this Agreement.

Section 16.12    Third-Party Beneficiaries. Each Partner agrees that any Indemnitee shall be entitled to assert rights and remedies hereunder as a third-party beneficiary hereto with respect to those provisions of this Agreement affording a right, benefit or privilege to such Indemnitee.

[Remainder of this page intentionally left blank; signature page follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as a deed as of the date first written above.

GENERAL PARTNER:

Navios Maritime Containers GP LLC

By:
[Name]
[Title]

LIMITED PARTNERS:

All Limited Partners now and hereafter admitted as Limited Partners of the Partnership, pursuant to powers of attorney now and hereafter executed in favor of, and granted and delivered to the Board of Directors.

By:	Angeliki Frangou, Chairman of the Board of Directors of Navios Maritime Containers L.P., as attorney-in-fact for all Limited Partners pursuant to the Power of Attorney granted under Section 2.6

Angeliki Frangou
Attorney-in-Fact

[Signature page to limited partnership agreement of Navios Maritime Containers L.P.]

855,050 Common Units

Navios Maritime Containers L.P.

Common Units Representing Limited Partner Interests

Prospectus

November 30, 2018